Form 10-K405, Exhibit 13
period 2001-09-30
ROCKWELL COLLINS INC
filed 2001-12-19
CIK 1137411

                                                                      Exhibit 13

                    Portions of Rockwell Collins 2001 Annual
                       Report to Shareowners incorporated
                         by reference in our Form 10-K:

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

OVERVIEW AND OUTLOOK

Fiscal year 2001 has been both challenging and successful for Rockwell Collins. Our spin-off from Rockwell International Corporation (Rockwell) was completed in June and we have become an independent, publicly traded company that is focused on delivering aviation electronic and airborne and mobile communication solutions through our two businesses, Commercial Systems and Government Systems. Our sales increased 12 percent to a record $2.8 billion and we achieved segment operating margins of 17 percent. In addition, we acquired and successfully integrated Kaiser Aerospace and Electronics Corporation (Kaiser) into our Government Systems business.

Unfortunately, the terrorist attacks of September 11th have created a great deal of uncertainty for our business and the entire commercial aerospace industry. However, we acted quickly to address the impact of these events on our business. These actions included:

- A comprehensive restructuring plan, including a reduction in our workforce of approximately 2,800, or 16 percent of our employees, and closure or consolidation of several facilities. This plan is expected to be substantially completed by the end of the second quarter of 2002. In connection with this action, we recorded a restructuring charge of $34 million ($22 million after taxes, or 12 cents per share) in the fourth quarter of 2001.

- No salary increases for 2002, coupled with a significant reduction in management bonuses.

- A 25 percent reduction in planned capital expenditures in 2002.

- An evaluation of the carrying value of certain long-lived assets, principally those related to recent acquisitions of our in-flight entertainment product line. Due to a sharp and anticipated prolonged decline in discretionary spending by the airline industry, we recorded asset impairment charges of $149 million ($108 million after taxes, or 58 cents per share) in the fourth quarter of 2001.

Although these actions were difficult, they were necessary to provide for the long-term financial growth of our Company. Together, we believe that these actions will result in pre-tax savings of approximately $180 million in 2002 increasing to approximately $220 million in 2003 and will position us to maintain strong operating returns during this industry downturn.

Based upon the assumptions outlined below, we currently anticipate the following financial results for 2002:

- Revenues of approximately $2.5 billion. Our projection assumes a 20 percent revenue decline in our Commercial Systems business, offset somewhat by moderate growth in our Government Systems business. Our projection assumes new production by Boeing and Airbus of 650 aircraft in the aggregate. We expect the build rates of business and regional aircraft to decline approximately 10 percent, although our sales into the business and regional market are expected to remain about flat as a result of a favorable mix of aircraft where we have higher avionics content. Aftermarket revenues in our air transport product line are expected to decline approximately 25 percent, while the business and regional aftermarket is expected to remain flat. Revenues related to our in-flight entertainment product line are expected to decline approximately 40 percent. Our Government Systems business is expected to grow in the mid single digit range with significant growth in the military aircraft display marketplace and modest growth in global positioning system applications and data link products.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

- Earnings per share of $1.15 to $1.25, after considering the effect of adopting new accounting standards under which goodwill and certain intangible assets will no longer be amortized. Our earnings per share estimate is based on our projected revenues, successful implementation of our restructuring plan, and a reduction in our effective income tax rate. We currently estimate that our recurring effective income tax rate will be reduced from 34 percent in 2001 to 33 percent in 2002 as a result of adopting the non-amortization provisions of these new accounting standards, and we see opportunities for further reductions in our effective income tax rate due to the implementation of certain tax planning strategies.

- Free cash flow of $200 to $250 million, excluding a nonrecurring pension contribution to be made as a result of the spin-off. We define free cash flow as cash provided by operating activities and proceeds from dispositions of property, reduced by capital expenditures. Our definition of free cash flow may be different from definitions used by other companies. This free cash flow projection is dependent upon meeting our earnings target, reducing capital expenditures, and maintaining our current levels of working capital.

- Company funded research and development as a percentage of sales will be about 10 percent, approximately the same percentage as in 2001. Despite the industry downturn, we remain committed to our research and development efforts and believe these investments will position us for future growth.

RESULTS OF OPERATIONS

The following management discussion and analysis is based upon both reported and pro forma financial results and should be read in conjunction with our consolidated financial statements and the notes thereto. Pro forma net income includes adjustments necessary to present our results of operations as if the spin-off transaction had occurred at the beginning of each of the years presented. These adjustments include (1) interest expense on $300 million of commercial paper borrowings used to fund the pre-distribution payment to Rockwell, and (2) income and costs related to employee benefit obligations, including pension and other retirement benefits, related to former employees of Rockwell that were not associated with our business, which were assumed by us in connection with the spin-off. The financial information for periods prior to the spin-off are not necessarily indicative of what our results of operations, financial condition, or cash flows would have been if we had been an independent public company during each of the periods presented.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

The following table presents both reported and pro forma consolidated results of operations for the years ended September 30, 2001, 2000, and 1999 (in millions, except per share amounts):

                                                                     YEAR ENDED SEPTEMBER 30,
                                                  --------------------------------------------------------------
                                                             REPORTED                        PRO FORMA
                                                  -----------------------------    -----------------------------
                                                    2001       2000       1999       2001       2000       1999
                                                  -------    -------    -------    -------    -------    -------
Sales .........................................   $ 2,820    $ 2,510    $ 2,438    $ 2,820    $ 2,510    $ 2,438

Costs and Expenses:
  Cost of sales ...............................     2,108      1,845      1,782      2,108      1,845      1,782
  Selling, general, and administrative expenses       351        274        278        351        274        278
  Asset impairment charges ....................       149         --         --        149         --         --
  Interest expense ............................         3         --         --         17         20         17
  (Earnings) losses from equity affiliates ....        (1)         3        (11)        (1)         3        (11)
  Other income ................................       (14)       (11)       (48)       (19)       (13)       (46)
                                                  -------    -------    -------    -------    -------    -------
    Total costs and expenses ..................     2,596      2,111      2,001      2,065      2,129      2,020
                                                  =======    =======    =======    =======    =======    =======
Income before income taxes ....................       224        399        437        215        381        418
Income tax provision ..........................       (85)      (130)      (146)       (82)      (124)      (139)
                                                  -------    -------    -------    -------    -------    -------
Net income ....................................   $   139    $   269    $   291    $   133    $   257    $   279
                                                  =======    =======    =======    =======    =======    =======
Earnings per share:
  Basic .......................................                                    $  0.73    $  1.37    $  1.46
                                                                                   =======    =======    =======
  Diluted .....................................                                    $  0.72    $  1.35    $  1.43
                                                                                   =======    =======    =======
Weighted average common shares:
  Basic .......................................                                      182.9      187.8      190.5
                                                                                   =======    =======    =======
  Diluted .....................................                                      185.5      190.6      195.6
                                                                                   =======    =======    =======

Consolidated Pro Forma Financial Results for 2001 Compared to 2000

Sales increased $310 million, or 12 percent, to $2,820 million in 2001 compared to sales of $2,510 million in 2000. This increase resulted primarily from our acquisitions of the Sony Trans Com in-flight entertainment business in the fourth quarter of 2000 and Kaiser in the first quarter of 2001. Excluding these acquisitions, sales in 2001 increased slightly to $2,517 million.

We generate revenues from the sale of end products, including spare parts, as well as from the sale of services. In 2001, our sales of services increased 8 percent to $257 million from $239 million in 2000. The increase resulted primarily from our continued focus on providing an expanded range of services and support, the acquisition of Sony Trans Com, and the increasing installed base of in-flight entertainment systems.

International sales, which include U.S. export sales, declined 7 percent to $948 million in 2001 compared to $1,015 million in 2000. The sales decline resulted primarily from lower sales of commercial avionics and in-flight entertainment equipment to Asian and European customers and the completion of certain European government mandated retrofit programs. This decline was partially offset by increased sales to a Canadian manufacturer of business and regional jets.

Cost of sales were $2,108 million in 2001, including $27 million of restructuring charges. Excluding restructuring charges, cost of sales of $2,081 million were 73.8 percent of sales in 2001, compared to $1,845 million, or 73.5 percent of sales in 2000.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

Selling, general and administrative costs were $351 million in 2001, including $7 million of restructuring charges and $7 million of additional provisions for bad debts as a result of increased collection risks associated with the commercial airline industry. Excluding these items, selling, general and administrative costs were $337 million, or 11.9 percent of sales in 2001, compared to $274 million, or 10.9 percent of sales in 2000. This increase was driven primarily by higher marketing costs of recently acquired businesses and expenses associated with the spin-off from Rockwell.

Interest expense of $17 million in 2001 is based upon pro forma interest expense for the first nine months of 2001 associated with the $300 million of short-term debt incurred to fund the pre-distribution payment to Rockwell in connection with the spin-off and actual interest expense for the last three months of 2001. Interest expense of $20 million in 2000 is entirely pro forma interest associated with the $300 million of short-term debt. The lower interest expense in 2001 is the result of lower interest rates as well as a reduction in our short-term debt during the last three months of 2001.

Other income includes royalty income, gains and losses on the sale of property and businesses, income and costs related to employee benefit obligations unrelated to the Rockwell Collins business that were assumed in connection with the spin-off, and other miscellaneous income and expenses. Other income increased to $19 million in 2001 from $13 million in 2000 primarily as a result of higher pension income associated with pension obligations assumed in connection with the spin-off.

Net income in 2001 was $133 million after giving effect to $183 million ($130 million after taxes) of restructuring and asset impairment charges. Excluding these items, net income in 2001 was $263 million compared to $257 million in 2000. Net income as a percentage of sales in 2001, excluding the restructuring and asset impairment charges, decreased to 9.3 percent from 10.2 percent in 2000. This decrease resulted from higher warranty and product development costs primarily related to our in-flight entertainment product line, higher purchase accounting amortization resulting from recent acquisitions, and a higher effective income tax rate.

Earnings per share in 2001 was $0.72 compared to $1.35 in 2000. Excluding the restructuring and asset impairment charges, earnings per share in 2001 was $1.42 compared to $1.35 in 2000. Earnings per share in 2001 reflect the benefits of lower shares outstanding.

On an as reported basis, net income for 2001 was $139 million after giving effect to $183 million ($130 million after taxes) of restructuring and asset impairment charges. Excluding these items, net income on an as reported basis was $269 million in 2001, equal to the $269 million of as reported net income in 2000. Net income on an as reported basis is higher than pro forma net income in both 2001 and 2000 due primarily to the absence of pro forma interest expense adjustments associated with the $300 million of short-term debt incurred to fund the pre-distribution payment to Rockwell in connection with the spin-off.

Consolidated Pro Forma Financial Results for 2000 Compared to 1999

Our sales increased $72 million, or 3 percent, to $2,510 million in 2000 compared to sales of $2,438 million in 1999. This increase reflected favorable conditions in our served commercial markets, the acquisition of the Sony Trans Com in-flight entertainment business in the fourth quarter of 2000, and modest growth in the defense electronics markets we address despite overall flat defense spending in 2000.

In 2000, our sales of services grew at a faster rate than sales of products resulting primarily from our continued focus on providing an expanded range of services and support, as well as strong conditions in the aftermarket resulting from increased worldwide airline passenger traffic and government mandated retrofit programs. Sales of services increased 17 percent in 2000 to $239 million compared to $205 million in 1999.

International sales in 2000 of $1,015 million were 19 percent higher than the $852 million of international sales in 1999. This sales growth resulted primarily from demand for in-flight entertainment equipment in Asia, strong sales volume to a Canadian manufacturer of business and regional jets, and higher service and support revenues worldwide. New market positions with foreign airlines as well as retrofits related to European government mandates also contributed to international sales growth during 2000.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

Selling, general, and administrative costs were $274 million, or 10.9 percent of sales, in 2000 compared to $278 million, or 11.4 percent of sales in 1999. This decrease reflects benefits from our Lean Electronics(SM) initiative, including implementation of our enterprise resource planning system, and from our company-wide shared services model.

Interest expense in 2000 and 1999 is a pro forma adjustment associated with $300 million of short-term debt incurred to fund the pre-distribution payment to Rockwell in connection with the spin-off. Interest expense was $20 million in 2000 and $17 million in 1999.

Other income in 2000 was $13 million compared to $46 million in 1999. Other income in 1999 included a $32 million gain on the sale of our railroad electronics business.

Net income was $257 million in 2000 compared to net income of $279 million in 1999. Net income in 1999 benefited from a $32 million gain ($20 million after taxes) on the sale of the railroad electronics business. Excluding the gain on the sale of the railroad electronics business, net income was $259 million in 1999. Net income as a percentage of sales was 10.2 percent in 2000 compared to
10.6 percent in 1999, excluding the gain on sale of the railroad electronics business.

Earnings per share was $1.35 in 2000 compared to $1.43 in 1999. Excluding the gain on the sale of the railroad electronics business, earnings per share was $1.33 in 1999. Earnings per share in 2000 reflect the benefits of lower shares outstanding.

On an as reported basis, net income was $269 million in 2000 compared to $291 million in 1999. Net income in 1999 benefited from a $32 million gain ($20 million after taxes) on the sale of the railroad electronics business. Excluding the gain on the sale of the railroad electronics business, net income on an as reported basis was $271 million in 1999. Net income on an as reported basis is higher than pro forma net income in both 2000 and 1999 due primarily to the absence of pro forma interest expense adjustments associated with the $300 million of short-term debt incurred to fund the pre-distribution payment to Rockwell in connection with the spin-off.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

SEGMENT PERFORMANCE

The following table presents reported and pro forma segment sales and operating earnings information (in millions):

                                                                YEAR ENDED SEPTEMBER 30,
                                             --------------------------------------------------------------
                                                      AS REPORTED                       PRO FORMA
                                             -----------------------------    -----------------------------
                                               2001       2000       1999       2001       2000       1999
                                             -------    -------    -------    -------    -------    -------
SALES:
    Commercial Systems ...................   $ 1,696    $ 1,586    $ 1,546    $ 1,696    $ 1,586    $ 1,546
    Government Systems ...................     1,124        924        892      1,124        924        892
                                             -------    -------    -------    -------    -------    -------
           Total .........................   $ 2,820    $ 2,510    $ 2,438    $ 2,820    $ 2,510    $ 2,438
                                             =======    =======    =======    =======    =======    =======
SEGMENT OPERATING EARNINGS (1):
    Commercial Systems ...................   $   292    $   296    $   285    $   292    $   296    $   285
    Government Systems ...................       187        144        139        187        144        139
                                             -------    -------    -------    -------    -------    -------
           Total .........................       479        440        424        479        440        424
Goodwill and purchase accounting items ...       (39)       (15)       (10)       (39)       (15)       (10)
Gain on disposition of a business ........        --         --         32         --         --         32
Interest expense .........................        (3)        --         --        (17)       (20)       (17)
Earnings (losses) from equity affiliates .         1         (3)        11          1         (3)        11
Restructuring and asset impairment charges      (183)        --         --       (183)        --         --
General corporate-net ....................       (31)       (23)       (20)       (26)       (21)       (22)
                                             -------    -------    -------    -------    -------    -------
Income before income taxes ...............       224        399        437        215        381        418
Income tax provision .....................       (85)      (130)      (146)       (82)      (124)      (139)
                                             -------    -------    -------    -------    -------    -------
Net income ...............................   $   139    $   269    $   291    $   133    $   257    $   279
                                             =======    =======    =======    =======    =======    =======

      (1) Segment operating earnings, an internal performance measure, excludes unallocated general corporate expenses; incremental acquisition-related expenses resulting from purchase accounting adjustments such as goodwill and other intangible asset amortization, depreciation, inventory and purchased research and development charges; interest expense; gains and losses from the disposition of businesses; earnings and losses from enterprise-level equity affiliates; special charges related to comprehensive restructuring actions; and other special items as identified by management from time to time. Our definition of segment operating earnings may be different from definitions used by other companies.

Segment Pro Forma Financial Results for 2001 Compared to 2000

In 2001, Commercial Systems sales were $1,696 million, an increase of $110 million, or 7 percent, compared to $1,586 million of sales in 2000. Our Sony Trans Com acquisition contributed $96 million to the sales increase in 2001. Excluding this acquisition, sales in 2001 increased $14 million over the prior year. Sales of commercial avionics products were up 4 percent during this period resulting from continued demand in the air transport market and increased regional jet production but were partially offset by lower sales of wide-body in-flight entertainment products. Segment operating earnings for Commercial Systems were $292 million in 2001 compared with $296 million in 2000. Commercial Systems segment operating earnings as a percentage of sales in 2001 were 17.2 percent compared with 18.7 percent in 2000. This decrease was due to higher warranty and product development costs related primarily to our in-flight entertainment product line and higher provisions for bad debts as a result of increased collection risks associated with the commercial airline industry.

Government Systems reported sales of $1,124 million in 2001 compared with $924 million in 2000, an increase of $200 million or 22 percent. Kaiser, which was acquired in the first quarter of 2001, accounted for $207 million of sales in 2001. Excluding this acquisition, sales in 2001 were $7 million lower than in the prior year primarily due to the completion of the KC-135 flight deck retrofit program in early 2001, which was substantially offset by increased sales from global positioning system and data link related programs. Government Systems segment operating earnings were $187 million in 2001 compared with $144 million in the prior year. Segment operating earnings as a percentage of sales in 2001 increased to 16.6 percent from 15.6 percent in 2000. This increase was primarily due to the favorable resolution of a U.S. government contract matter.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

Goodwill and purchase accounting items increased to $39 million in 2001 compared with $15 million in 2000. The increase was due primarily to higher goodwill and other intangible asset amortization resulting from our acquisitions of Sony Trans Com and Kaiser.

Restructuring and asset impairment charges relating to Commercial Systems and Government Systems were $177 million and $6 million, respectively, in 2001. General corporate-net increased to $26 million in 2001 compared with $21 million in 2000, primarily resulting from costs associated with the spin-off from Rockwell.

General corporate-net in 2001 includes an allocation from Rockwell for the first nine months of 2001 prior to the spin-off and three months of actual costs after the spin-off. General corporate-net also includes pension income related to pension obligations unrelated to our business that were assumed by us in connection with the spin-off.

Segment Pro Forma Financial Results for 2000 Compared to 1999

In 2000, Commercial Systems sales increased $40 million to $1,586 million from $1,546 million in 1999. This increase was driven primarily by market positions captured in the business and regional jet market, higher service and support revenues, and the acquisition of the Sony Trans Com in-flight entertainment business in the fourth quarter of 2000, which more than offset lower sales resulting from lower production in the large commercial aircraft market. Commercial Systems segment operating earnings in 2000 were $296 million, an increase of $11 million over 1999 segment operating earnings of $285 million. Commercial Systems segment operating earnings as a percentage of sales increased to 18.7 percent in 2000 compared to 18.4 percent in 1999, reflecting lower customer incentives, but were partially offset by research and development costs incurred in connection with our Integrated Information System (I2S) initiative.

Government Systems sales increased $32 million, or 4 percent, in 2000 to $924 million, while Government Systems segment operating earnings increased 4 percent to $144 million from $139 million in 1999. The increase in sales was primarily related to two flight deck retrofit programs for the C/KC-135 tanker aircraft as well as increased volume from the Sikorsky S-70 helicopter and ARC-210 Radio programs in 2000. Government Systems segment operating earnings as a percentage of sales were 15.6 percent in both 2000 and 1999.

Goodwill and purchase accounting items increased to $15 million in 2000 compared with $10 million in 1999, with the majority of the increase resulting from the acquisition of Sony Trans Com in 2000.

General corporate-net consists primarily of an allocation from Rockwell and pension income associated with pension obligations unrelated to our business assumed by us in connection with the spin-off. General corporate-net was $21 million in 2000 compared to $22 million in 1999.

RESTRUCTURING AND ASSET IMPAIRMENT CHARGES

Restructuring

In September 2001, we announced a comprehensive restructuring plan to reduce our workforce and streamline certain operations. These actions were undertaken in response to the sharp and sudden decline in anticipated sales volumes in the commercial air transport market resulting from the September 11th terrorist attacks. The restructuring plan includes involuntary separations of approximately 2,800 employees, or 16 percent of our workforce. These employee separations are broad based and affect all business groups, with the largest number of reductions in the Commercial Systems business and organizations that support commercial product lines. Approximately 90 percent of these employee separations are expected to be completed by the end of the second quarter of 2002 with the remainder to be completed by the end of 2002. The restructuring plan also includes the consolidation of the in-flight entertainment business into one facility in Pomona, California; the closure of certain service centers, sales and other offices in California, Illinois, Australia, and Southeast Asia; and the consolidation of certain manufacturing operations. As a result of this plan, we recorded a restructuring charge of $34 million ($22 million after taxes, or 12 cents per share) in the fourth quarter of 2001. This charge is comprised of $28 million of employee separation costs and $6 million of other costs related to the closure or consolidation of facilities. No employees were terminated and no employee separation costs or facility exit costs were paid in 2001. We expect to fund the restructuring plan using cash generated by operations with payments expected to be substantially completed by the end of the second quarter of 2002.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Asset Impairment Charges

In connection with our assessment of the business impact of the unexpected decline in the commercial air transport market as a result of the September 11th terrorist attacks, we performed reviews of the carrying values of long-lived assets, including related goodwill, to be held and used that are associated with the Commercial Systems business and recorded a total of $149 million ($108 million after taxes, or 58 cents per share) of non-cash asset impairment charges in the fourth quarter of 2001, primarily related to our in-flight entertainment product line. These reviews were performed pursuant to the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

These reviews focused on the long-lived assets recorded in connection with the Sony Trans Com and Hughes-Avicom acquisitions, which now comprise the in-flight entertainment product line. Expenditures on in-flight entertainment equipment by commercial airlines are discretionary in nature and given the financial instability of the commercial airlines, demand is expected to fall significantly to levels below those required to sustain the asset base of this product line for the foreseeable future. As a result of our review, we recorded asset impairment charges of $136 million related to the goodwill, intangible assets, and property of the in-flight entertainment product line. In addition, we recorded $13 million of charges related to software license agreements used in certain other product lines serving the commercial air transport market. Sales of these products are expected to be adversely affected by the downturn in the commercial air transport market with technological obsolescence outpacing any expected recovery in demand.

INCOME TAXES

Our effective income tax rate was determined on a stand-alone basis and was 37.9 percent in 2001 including non-deductible goodwill write-offs associated with the asset impairment charges. Excluding the effects of the asset impairment charges, the effective income tax rate in 2001 was 34.1 percent, compared to 32.5 percent in 2000 and 33.5 percent in 1999. The increase in the effective income tax rate in 2001 is primarily due to non-deductible goodwill amortization resulting from the Kaiser acquisition.

FINANCIAL CONDITION

Cash provided by operations was $193 million in 2001, $281 million in 2000 and $203 million in 1999. Free cash flow was $83 million in 2001, $183 million in 2000 and $83 million in 1999. We define free cash flow, an internal performance measure, as cash provided by operating activities and proceeds from dispositions of property, reduced by capital expenditures. Our definition of free cash flow may be different from definitions used by other companies. Cash provided by operations and free cash flow were lower in 2001 primarily as a result of working capital growth in receivables and inventories. Receivables increased in 2001 primarily due to the timing of sales as we posted record sales in the fourth quarter of 2001. Inventories increased in 2001 as a result of higher sales volumes combined with the implementation of our enterprise resource planning system at our in-flight entertainment business. We believe that cash generated by operations will be sufficient to fund future working capital needs.

Capital expenditures were $110 million in 2001, $98 million in 2000, and $127 million in 1999. Significant expenditures over the last three years included an investment in our enterprise resource planning system. During 1999, we received $80 million from the sale of our railroad electronics business and $7 million from the sale of other property. We believe that cash generated by operations will be sufficient to fund future capital expenditures.

Cash investments for strategic acquisitions were $292 million in 2001, $123 million in 2000, and $56 million in 1999. Major acquisitions included the purchase of Kaiser in the first quarter of 2001, Sony Trans Com in 2000, and the remaining 50 percent interest in Flight Dynamics that we did not already own in 1999. We continuously evaluate acquisition opportunities and expect to continue to acquire businesses and capabilities as an integral component of our overall growth strategy. We expect to finance future acquisitions using cash generated from operations, issuance of debt, common stock or other securities, or a combination thereof.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

We have access to $1 billion of unsecured credit facilities with various banks. These credit facilities will be used for future working capital needs and other general corporate purposes as well as to support our commercial paper program. In connection with the spin-off, we issued $302 million of commercial paper which was used to fund the $300 million pre-distribution payment to Rockwell. At September 30, 2001, our commercial paper borrowings outstanding decreased to $202 million as a result of strong free cash flow in the fourth quarter of 2001. The Company's debt-to-total capital ratio on September 30, 2001 was 15 percent.

In November 2001, we filed a shelf registration statement with the Securities and Exchange Commission covering up to $750 million in debt securities, common stock, preferred stock or warrants that may be offered in one or more offerings on terms to be determined at the time of sale. Net proceeds of any offering will be used for general corporate purposes, with possible uses including repayment of existing indebtedness, capital expenditures, acquisitions, and share repurchases.

We currently expect to make a tax-deductible cash contribution to our pension plan in order to satisfy certain U.S. government requirements resulting from the spin-off. The amount of the contribution is still being determined but is expected to be in the range of $35 million to $120 million. The contribution will be made no later than January 31, 2002 and will be funded using cash generated by operations.

We declared and paid cash dividends of nine cents per share, totaling $17 million, in the fourth quarter of 2001. We expect annual dividends to be $0.36 per share in 2002 and we expect to fund these dividends using cash generated by operations.

The downturn in the commercial air transport market, exacerbated by the terrorist attacks of September 11th, has adversely affected the financial condition of many of our commercial airline customers. Many of our customers have requested extended payment terms for future shipments and we have been reviewing and granting these requests on a case by case basis. We perform ongoing credit evaluations on the financial condition for all of our customers and maintain reserves for uncollectible accounts receivable based upon expected collectibility. Although we believe our reserves are adequate, we are not able to predict with certainty the changes in the financial stability of our customers. Any material change in the financial status of any one or group of customers could have a material adverse effect on our financial condition, results of operations, or cash flows. Extended payment terms granted to our customers may also negatively affect future cash flow.

ENVIRONMENTAL

Federal, state and local requirements relating to the discharge of substances into the environment, the disposal of hazardous wastes, and other activities affecting the environment have had and will continue to have an impact on our manufacturing operations. Thus far, compliance with environmental requirements and resolution of environmental claims have been accomplished without material effect on our liquidity and capital resources, competitive position or financial condition. Based upon our assessment, we believe expenditures for environmental capital investment and remediation necessary to comply with present regulations governing environmental protection and other expenditures for the resolution of environmental claims will not have a material adverse effect on our business or financial condition. We cannot assess the possible effect of compliance with future requirements.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141) and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 141 addresses financial accounting and reporting for business combinations and requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. In addition, SFAS 141 further clarifies the criteria to recognize intangible assets separately from goodwill. SFAS 142 provides that goodwill and certain indefinite lived intangible assets will no longer be amortized but will be reviewed at least annually for impairment and written down and charged to income when their recorded value exceeds their estimated fair value. Separable intangible assets that do not have an indefinite life will continue to be amortized over their useful lives. We expect to adopt both SFAS 141 and SFAS 142 effective October 1, 2001. While the effect of adopting these standards is still being evaluated, we estimate that the effect of these new standards will be an increase to 2002 net income of approximately $9 million, or 5 cents per share.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS 143). SFAS 143 is effective beginning in our fiscal year 2003 and requires recording of the fair value of liabilities associated with the retirement of long-lived assets in the period in which they are incurred. We do not expect the adoption of SFAS 143 to have a material effect on our results of operations or financial position.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-lived Assets (SFAS 144). SFAS 144 provides new guidance on the recognition of impairment losses on long-lived assets to be held and used or to be disposed of and also broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented. SFAS 144 is effective beginning in our fiscal year 2003 and is not expected to materially change the methods used by us to measure impairment losses on long-lived assets, but may result in more matters being reported as discontinued operations than is permitted under current accounting principles.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk during the course of business from changes in interest rates and foreign currency exchange rates. The exposure to these risks is managed through a combination of normal operating and financial activities and in the case of risk associated with foreign currency exchange rates, derivative financial instruments in the form of foreign currency forward exchange contracts.

Interest Rate Risk

In addition to using cash provided by normal operating activities, we utilize short-term commercial paper borrowings to finance operations. At September 30, 2001, commercial paper outstanding was $202 million with a weighted average interest rate and maturity period of 3.5 percent and 44 days, respectively. Although the interest rates are fixed through the maturity date, we are exposed to interest rate risk upon maturity of this commercial paper as we will generally refinance all or a portion of this debt by issuing new commercial paper at market interest rates that may be higher or lower at that time. If market interest rates would have averaged 25 percent higher in either 2001 or 2000, the effects on pro forma results of operations would not have been material. Due to the short-term nature of commercial paper outstanding, the fair value of these obligations approximated carrying value at September 30, 2001.

Foreign Currency Risk

We are exposed to foreign currency risks that arise from normal business operations. These risks include the translation of local currency balances of our foreign subsidiaries, intercompany loans with foreign subsidiaries and transactions denominated in foreign currencies. Our objective is to minimize our exposure to these risks through a combination of normal operating activities (by requiring, where possible, export sales to be denominated in United States dollars) and utilizing foreign currency forward exchange contracts to manage our exposure on transactions denominated in currencies other than the applicable functional currency. In 2001, approximately 35 percent of our total sales consisted of sales outside of the United States, with less than 10 percent of total sales denominated in currencies other than the United States dollar. Foreign currency forward exchange contracts are executed with creditworthy banks and are denominated in currencies of major industrial countries. It is our policy not to enter into derivative financial instruments for speculative purposes. We do not hedge our exposure to the translation of reported results of our foreign subsidiaries from local currency to United States dollars.

At September 30, 2001 and 2000, we had outstanding foreign currency forward exchange contracts with notional amounts of $156 million and $140 million, respectively, primarily consisting of contracts to exchange the euro and pound sterling. Notional amounts are stated in the U.S. dollar equivalents at spot exchange rates at the respective dates. The use of these contracts allows us to manage transactional exposure to exchange rate fluctuations as the gains and losses incurred on the foreign currency forward exchange contracts will offset, in whole or in part, losses or gains on the underlying foreign currency exposure. The net liability at fair value of our foreign currency forward exchange contracts was $0 million and $1 million at September 30, 2001 and 2000, respectively. A hypothetical 10 percent adverse change in underlying foreign currency exchange rates associated with these contracts would not be material to our financial condition, results of operations, or cash flows.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

CAUTIONARY STATEMENT

This Management's Discussion and Analysis, as well as other sections of this Annual Report to Shareowners, contains statements (including certain projections and business trends) accompanied by such phrases as "assumes", "anticipates", "believes", "expects", "estimates", "will" and other similar expressions, that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to the impact of the terrorist attacks on September 11, 2001 and their aftermath; the timing related to restoring consumer confidence in air travel; the health of the commercial aerospace industry; domestic and foreign government spending, budgetary and trade policies; economic and political changes in international markets where the Company competes, such as changes in currency exchange rates, inflation rates, recession, foreign ownership restrictions and other external factors over which we have no control; demand for and market acceptance of new and existing products, including potential cancellation of orders by commercial customers; successful development of advanced technologies; competitive product and pricing pressures; and the uncertainties of litigation, as well as other risks and uncertainties, including but not limited to those set forth under "Certain Business Risks" and in other sections of our Annual Report on Form 10-K for the year ended September 30, 2001, as well as those detailed from time to time in our other Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareowners of Rockwell Collins, Inc.

We have audited the accompanying consolidated statement of financial position of Rockwell Collins, Inc. and subsidiaries (formerly the avionics and communications business of Rockwell International Corporation - see Note 1) as of September 30, 2001 and 2000, and the related consolidated statements of operations, of cash flows, and of shareowners' equity and comprehensive income for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements were prepared to present the financial position and related results of operations and cash flows of Rockwell Collins, Inc., as described in Note 1 to the financial statements, and may not necessarily be indicative of the conditions that would have existed or the results of operations and cash flows if Rockwell Collins, Inc. had been operated as a stand-alone company during the periods presented.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Rockwell Collins, Inc. and subsidiaries as of September 30, 2001 and 2000, and the consolidated results of their operations and their cash flows for the each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America.



DELOITTE & TOUCHE LLP

Chicago, Illinois
November 1, 2001

                             ROCKWELL COLLINS, INC.
                  CONSOLIDATED STATEMENT OF FINANCIAL POSITION
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)


                                                                       SEPTEMBER 30,
                                                                   --------------------
                                                                     2001         2000
                                                                   -------      -------
                  ASSETS
CURRENT ASSETS:
   Cash ......................................................     $    60      $    20
   Receivables ...............................................         628          495
   Inventories ...............................................         738          640
   Current deferred income taxes .............................         189          133
   Other current assets ......................................          24           23
                                                                   -------      -------
           Total current assets ..............................       1,639        1,311

PROPERTY .....................................................         448          393
INTANGIBLE ASSETS ............................................         285          148
OTHER ASSETS .................................................         256          248
                                                                   -------      -------
                     TOTAL ASSETS ............................     $ 2,628      $ 2,100
                                                                   =======      =======

       LIABILITIES AND SHAREOWNERS' EQUITY

CURRENT LIABILITIES:
   Short-term debt ...........................................     $   202      $    --
   Accounts payable ..........................................         246          216
   Compensation and benefits .................................         231          204
   Income taxes payable ......................................          15            2
   Product warranty costs ....................................         146          120
   Other current liabilities .................................         295          261
                                                                   -------      -------
           Total current liabilities .........................       1,135          803
                                                                   -------      -------
RETIREMENT BENEFITS ..........................................         341          363
OTHER LIABILITIES ............................................          42           26

SHAREOWNERS' EQUITY:
   Common stock ($0.01 par value; 1,000 shares authorized;
      183.6 shares issued and outstanding) ...................           2           --
   Additional paid-in capital ................................       1,201           --
   Retained deficit ..........................................         (65)          --
   Accumulated other comprehensive loss ......................         (28)         (29)
   Rockwell International's net investment ...................          --          937
                                                                   -------      -------
           Total shareowners' equity .........................       1,110          908
                                                                   -------      -------
                     TOTAL LIABILITIES AND SHAREOWNERS' EQUITY     $ 2,628      $ 2,100
                                                                   =======      =======


                 See Notes to Consolidated Financial Statements.

                             ROCKWELL COLLINS, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                                  (IN MILLIONS)

                                                                           YEAR ENDED SEPTEMBER 30,
                                                                 ---------------------------------------
                                                                   2001            2000            1999
                                                                 -------         -------         -------
SALES ...................................................        $ 2,820         $ 2,510         $ 2,438

COSTS AND EXPENSES:
   Cost of sales (Note 16) ..............................          2,108           1,845           1,782
   Selling, general and administrative expenses (Note 16)            351             274             278
   Asset impairment charges (Note 16) ...................            149              --              --
   Interest expense .....................................              3              --              --
   (Earnings) losses from equity affiliates .............             (1)              3             (11)
   Other income .........................................            (14)            (11)            (48)
                                                                 -------         -------         -------

     Total costs and expenses ...........................          2,596           2,111           2,001
                                                                 -------         -------         -------

INCOME BEFORE INCOME TAXES ..............................            224             399             437

Income tax provision ....................................             85             130             146
                                                                 -------         -------         -------

NET INCOME ..............................................        $   139         $   269         $   291
                                                                 =======         =======         =======


                 See Notes to Consolidated Financial Statements.

                             ROCKWELL COLLINS, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (IN MILLIONS)

                                                                                     YEAR ENDED SEPTEMBER 30,
                                                                                ---------------------------------
                                                                                 2001          2000          1999
                                                                                -----         -----         -----
OPERATING ACTIVITIES:
Net income .............................................................        $ 139         $ 269         $ 291
Adjustments to arrive at cash provided by operating activities:
   Depreciation ........................................................           91            83            74
   Amortization of intangible assets ...................................           40            16            12
   Deferred income taxes ...............................................          (26)           24            16
   Gain on disposition of business (Note 17) ...........................           --            --           (32)
   Asset impairment charges (Note 16) ..................................          149            --            --
   Changes in assets and liabilities, excluding effects of acquisitions, divestitures, and foreign currency adjustments:
       Receivables .....................................................         (104)           34           (80)
       Inventories .....................................................          (49)           17           (44)
       Accounts payable ................................................           19           (46)            6
       Income taxes payable ............................................            8            (2)            4
       Compensation and benefits .......................................            9           (16)           12
       Other assets and liabilities ....................................          (83)          (98)          (56)
                                                                                -----         -----         -----
         CASH PROVIDED BY OPERATING ACTIVITIES .........................          193           281           203
                                                                                -----         -----         -----

INVESTING ACTIVITIES:
Property additions .....................................................         (110)          (98)         (127)
Acquisitions of businesses, net of cash acquired .......................         (292)         (123)          (56)
Investment in affiliates ...............................................           (3)           --            --
Proceeds from the dispositions of property and businesses ..............           --            --            87
                                                                                -----         -----         -----
         CASH USED FOR INVESTING ACTIVITIES ............................         (405)         (221)          (96)
                                                                                -----         -----         -----

FINANCING ACTIVITIES:
Increase (decrease) in short-term borrowings ...........................          202            --           (14)
Cash dividends .........................................................          (17)           --            --
Pre-Distribution payment to Rockwell International .....................         (300)           --            --
Net transfers from (to) Rockwell International .........................          366           (52)          (94)
                                                                                -----         -----         -----
         CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES ..............          251           (52)         (108)
                                                                                -----         -----         -----

Effect of exchange rate changes on cash ................................            1            (8)            1
                                                                                -----         -----         -----

NET CHANGE IN CASH .....................................................           40            --            --
CASH AT BEGINNING OF YEAR ..............................................           20            20            20
                                                                                -----         -----         -----
CASH AT END OF YEAR ....................................................        $  60         $  20         $  20
                                                                                =====         =====         =====


                 See Notes to Consolidated Financial Statements.

                             ROCKWELL COLLINS, INC.
                  CONSOLIDATED STATEMENT OF SHAREOWNERS' EQUITY
                            AND COMPREHENSIVE INCOME
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)


                                                                           YEAR ENDED SEPTEMBER 30,
                                                                   2001              2000              1999
                                                                 -------           -------           -------
COMMON STOCK
Beginning balance .....................................          $    --           $    --           $    --
Common stock issued in connection with the Distribution                2                --                --
                                                                 -------           -------           -------
Ending balance ........................................                2                --                --
                                                                 -------           -------           -------
ADDITIONAL PAID-IN CAPITAL
Beginning balance .....................................               --                --                --
Common stock issued in connection with the Distribution            1,188                --                --
Other Distribution adjustments ........................               13                --                --
                                                                 -------           -------           -------
Ending balance ........................................            1,201                --                --
                                                                 -------           -------           -------
RETAINED DEFICIT
Beginning balance .....................................               --                --                --
Net loss after the Distribution .......................              (48)               --                --
Cash dividends (per share: $0.09) .....................              (17)               --                --
                                                                 -------           -------           -------
Ending balance ........................................              (65)               --                --
                                                                 -------           -------           -------
ACCUMULATED OTHER COMPREHENSIVE LOSS
Beginning balance .....................................              (29)              (25)              (20)
Currency translation gain (loss) ......................                3                (8)               (2)
Minimum pension liability adjustment ..................               (2)                4                (3)
                                                                 -------           -------           -------
Ending balance ........................................              (28)              (29)              (25)
                                                                 -------           -------           -------
ROCKWELL INTERNATIONAL'S NET INVESTMENT
Beginning balance .....................................              937               720               523
Net income prior to the Distribution ..................              187               269               291
Net transfers from (to) Rockwell International ........              366               (52)              (94)
Pre-Distribution payment to Rockwell International ....             (300)               --                --
Common stock issued in connection with the Distribution           (1,190)               --                --
                                                                 -------           -------           -------
Ending balance ........................................               --               937               720
                                                                 -------           -------           -------
TOTAL SHAREOWNERS' EQUITY .............................          $ 1,110           $   908           $   695
                                                                 =======           =======           =======


COMPREHENSIVE INCOME
Net income ............................................          $   139           $   269           $   291
Other comprehensive income (loss) .....................                1                (4)               (5)
                                                                 -------           -------           -------
Comprehensive income ..................................          $   140           $   265           $   286
                                                                 =======           =======           =======


                 See Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

On June 29, 2001, Rockwell Collins, Inc. (the Company or Rockwell Collins) became an independent, separately traded, publicly-held company when Rockwell International Corporation (Rockwell) spun off its former avionics and communications business (Avionics and Communications) and certain other assets and liabilities of Rockwell by means of a distribution (the Distribution) of all the outstanding shares of common stock of the Company to the shareowners of Rockwell in a tax-free spin-off. In the Distribution, each Rockwell shareowner received one share of the Company's common stock for each share of Rockwell common stock owned as of the close of business on June 15, 2001.

In connection with the Distribution, Rockwell transferred substantially all assets and liabilities associated with Avionics and Communications to the Company. In addition, Rockwell transferred to the Company certain other assets and liabilities previously unrelated to Avionics and Communications, including certain assets and liabilities of Rockwell-sponsored employee benefit plans and a 50 percent ownership interest in Rockwell Scientific Company LLC (formerly Rockwell Science Center). Accordingly, the Statement of Financial Position includes these assets and liabilities. Additionally, the Company retained cash balances of $20 million at the Distribution date and made a pre-Distribution payment of $300 million to Rockwell, which was funded through the issuance of commercial paper. The Statement of Operations includes the results of operations of Avionics and Communications, as operated by Rockwell prior to the Distribution, and the results of operations of Rockwell Collins, operated as an independent public company after the Distribution. The Company's 50 percent share of the earnings and losses of Rockwell Scientific Company LLC are included in the Statement of Operations for all periods presented. The financial statements for periods prior to the Distribution are not necessarily indicative of what the financial position, results of operations and cash flows would have been if Rockwell Collins had been an independent public company during such periods. Financial data included in the accompanying financial statements, for periods subsequent to the Distribution, have been prepared on a basis that reflects the historical assets, liabilities, and operations of the business contributed to the Company by Rockwell.

Prior to the Distribution, Rockwell provided certain services to the Company, including payroll and employee benefits administration, data processing, telecommunications services and procurement. Rockwell also administered programs in which Rockwell Collins' domestic operations participated, including medical and insurance programs. The cost to the Company for these services totaled $7 million, $11 million and $7 million for the years ended September 30, 2001, 2000 and 1999, respectively. In addition, Rockwell provided advanced research and development services to the Company through the Rockwell Scientific Company LLC. Costs for these services and programs were billed to the Company based on actual usage and are included in the Company's Statement of Operations. Management believes that the methods of determining these costs are reasonable and that the costs billed approximate those that would have been incurred on a stand-alone basis. The Rockwell Scientific Company LLC continues to provide advanced research and development services to the Company pursuant to a services agreement.

Prior to the Distribution, Rockwell also provided management services to the Company, including corporate oversight, financial, legal, tax, corporate communications, and human resources. The costs of providing these services have been allocated to the Company based on Rockwell Collins' sales in proportion to total Rockwell sales and are included in Selling, General and Administrative Expenses in the Statement of Operations. These costs totaled $20 million for the year ended September 30, 2001 and $25 million for each of the years ended September 30, 2000 and 1999. Management believes that the method of allocating these costs to the Company is reasonable and the amounts approximate the costs that would have been incurred by the Company on a stand-alone basis.

Prior to the Distribution, the Company's domestic and certain international operations participated in Rockwell's centralized cash management systems. Accordingly, the financial statements exclude cash (other than $20 million retained at the Distribution date), debt and interest income and expense for countries participating in the centralized cash management systems. Accounts Payable on September 30, 2000 includes $17 million related to checks drawn on domestic centralized disbursement and payroll accounts which remained outstanding on that date.

Certain prior year amounts have been reclassified to conform with the current year presentation.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2. SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries in which the Company has control. The Company's investments in non-controlled entities in which it has the ability to exercise significant influence over operating and financial policies, including the Rockwell Scientific Company LLC, are accounted for under the equity method. All significant intracompany transactions have been eliminated. Intercompany accounts receivable and payable between Rockwell Collins and Rockwell or their subsidiaries at the date of the Distribution were generally canceled or otherwise eliminated and accordingly reflected in Shareowners' Equity on the Statement of Financial Position.

Revenue Recognition

Product and service sales are recognized when all of the following criteria are met: an agreement of sale exists, product delivery and acceptance have occurred or services have been rendered, pricing is fixed or determinable, and collection is reasonably assured. Sales under all cost-type and certain fixed-priced-type contracts requiring performance over several periods are accounted for under the percentage-of-completion method of accounting using the cost-to-cost or units-of-delivery methods. Anticipated losses on contracts are recognized in full in the period that the losses become probable and estimable. Anticipated losses related to fixed-price contract options for additional units are recognized in full as Cost of Sales on the Statement of Operations when it is considered probable that such options will be exercised, and are included in Other Current Liabilities on the Statement of Financial Position.

In October 2000, the Company adopted Securities and Exchange Commission Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements (SAB 101). No accounting changes were required in connection with the adoption of SAB 101 and, accordingly, the adoption had no effect on the Company's financial position, results of operations or shareowners' equity.

Customer Incentives

Rockwell Collins provides sales incentives to certain commercial customers in connection with sales contracts. These incentives are recognized as a reduction of the sales price for customer account credits or charged to cost of sales for products or services to be provided. The liability for incentives relating to the future purchase of products or services is included in Other Current Liabilities on the Statement of Financial Position.

Research and Development

Research and development expenditures under Company-initiated programs are expensed as incurred. Customer-funded research and development expenditures are accounted for as contract costs.

Earnings Per Share Information

Earnings per share information has not been presented as the Company was not an independent company during each of the years presented. However, pro forma earnings per share has been presented in Note 23 as if the Distribution had occurred at the beginning of each year presented and giving effect to earnings adjustments resulting from certain assets and liabilities assumed or incurred by the Company in connection with the Distribution.

Cash

Cash includes time deposits and certificates of deposit with original maturities of three months or less.

Inventories

Inventories are stated at the lower of cost or market using standard costs which approximate the first-in, first-out method, less related progress payments received. Market is determined on the basis of estimated realizable values. Inventoried costs include direct costs of manufacturing, engineering and tooling, and allocable overhead costs.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Property

Property is stated at acquisition cost. Depreciation of property is generally provided using accelerated and straight-line methods over the following estimated useful lives: buildings and improvements, fifteen to forty years; machinery and equipment, eight years; and information systems software and hardware, three to ten years. Significant renewals and betterments are capitalized and replaced units are written off. Maintenance and repairs, as well as renewals of minor amounts, are charged to expense in the period incurred.

Purchased Intangibles

Goodwill and other intangible assets generally result from business acquisitions. All of the Company's business acquisitions have been accounted for under the purchase method by assigning the purchase price to tangible and intangible assets and liabilities, including research and development projects which have not yet reached technological feasibility and have no alternative future use (purchased research and development). Assets acquired and liabilities assumed are recorded at their fair values; the appraised value of purchased research and development is immediately charged to expense; and the excess of the purchase price over the amounts assigned is recorded as goodwill.

Intangible assets including goodwill, developed technology, patents, assembled workforce, trademarks and tradenames, and other intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from three to forty years.

Impairment of Long-Lived Assets

Long-lived assets, including goodwill, are reviewed for impairment when events or circumstances indicate that the carrying amount of a long-lived asset may not be recoverable and for all assets to be disposed of. Long-lived assets held for use are reviewed for impairment by comparing the carrying amount of an asset to the undiscounted future cash flows expected to be generated by the asset over its remaining useful life. If an asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. Management determines fair value using discounted future cash flow analysis or other accepted valuation techniques. In September 2001, the Company recorded asset impairment charges of $136 million related to its in-flight entertainment product line and $13 million related to certain software license agreements (see
Note 16).

Derivative Financial Instruments

Effective July 1, 2000, the Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). The effect of adopting SFAS 133 was not material to the Company's financial position, results of operations or shareowners' equity.

The Company uses derivative financial instruments in the form of foreign currency forward exchange contracts to manage foreign currency risks. Foreign currency forward exchange contracts are used to offset changes in the fair value of certain assets and liabilities resulting from intercompany loans and transactions with third parties denominated in foreign currencies. It is the policy of the Company to execute such instruments with creditworthy banks and not to enter into derivative financial instruments for speculative purposes. All foreign currency forward exchange contracts are denominated in currencies of major industrial countries. All of the foreign currency forward exchange contracts entered into by the Company, although effective hedges from an economic perspective, have not been designated as hedges for accounting purposes. These contracts are recognized on the Statement of Financial Position at fair value with the changes in the fair value recognized in earnings as a component of Cost of Sales concurrently with the change in fair value of the underlying assets and liabilities.

Stock-Based Compensation

The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. As stock options are granted at prices equal to the fair market value of the Company's common stock on the grant dates, no compensation expense is recognized in connection with stock options granted to employees.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Foreign Currency Translation

Assets and liabilities of subsidiaries operating outside of the United States with a functional currency other than the U.S. dollar are translated into U.S. dollars using exchange rates at the end of the respective period. Sales, costs and expenses are translated at average exchange rates effective during the respective period. Foreign currency translation gains and losses are included as a component of Accumulated Other Comprehensive Loss. Currency transaction gains and losses are included in the Statement of Operations in the period incurred.

Concentration of Risks

Rockwell Collins is a provider of aviation electronics and airborne and mobile communications products for commercial and military applications. The Company's customers consist primarily of commercial and military aircraft manufacturers, commercial airlines, and the United States and other foreign governments. The Company is subject to certain risks associated with these industries. The commercial aerospace market has been historically cyclical and subject to downturns during periods of weak economic conditions. In addition, the terrorist acts of September 11, 2001 have resulted in sharp reductions in air travel, which will likely result in reduced demand for the products and services of the Commercial Systems business and may adversely affect the financial condition of its customers. The Company performs ongoing credit evaluations on the financial condition of its customers and maintains allowances for uncollectible accounts receivable based upon expected collectibility. Although management believes its allowances are adequate, the Company is not able to predict with certainty the changes in the financial stability of its customers. Any material change in the financial status of any one or group of customers could have a material adverse effect on the Company's results of operations.

Commercial Systems receivables at September 30, 2001 were $385 million, of which approximately $147 million was associated with commercial airlines. Sales to the United States and other foreign governments may be affected by changes in budget appropriations, procurement policies, political developments both domestically and abroad, and other factors. While management believes the Company's product offerings are well positioned to meet the needs of the United States and other foreign governments, any material changes in any of these areas could have a material adverse effect on the Company's results of operations.

Use of Estimates

The financial statements of Rockwell Collins have been prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates. Estimates are used in accounting for, among other items, long-term contracts, allowances for doubtful accounts, inventory obsolescence, product warranty costs, customer incentives, employee benefits, income taxes and contingencies. Estimates and assumptions are reviewed periodically and the effects, if any, are reflected in the Statement of Operations in the period that they are determined.

3. RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141) and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 141 addresses financial accounting and reporting for business combinations and requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. In addition, SFAS 141 further clarifies the criteria to recognize intangible assets separately from goodwill. SFAS 142 provides that goodwill and certain indefinite lived intangible assets will no longer be amortized but will be reviewed at least annually for impairment and written down and charged to income when their recorded value exceeds their estimated fair value. Separable intangible assets that do not have an indefinite life will continue to be amortized over their useful lives. The Company expects to adopt both SFAS 141 and SFAS 142 effective October 1, 2001. While the effect of adopting these standards is still being evaluated, the Company estimates that 2001 adjusted net income would have been approximately $154 million, assuming the non-amortization provisions of these standards had been adopted at the beginning of 2001.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS 143). SFAS 143 is effective beginning in fiscal year 2003 and requires recording of the fair value of liabilities associated with the retirement of long-lived assets in the period in which they are incurred. Management does not expect the adoption of SFAS 143 to have a material effect on the Company's results of operations or financial position.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-lived Assets (SFAS 144). SFAS 144 provides new guidance on the recognition of impairment losses on long-lived assets to be held and used or to be disposed of and also broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented. SFAS 144 is effective beginning in fiscal year 2003 and is not expected to materially change the methods used by the Company to measure impairment losses on long-lived assets, but may result in more matters being reported as discontinued operations than is permitted under current accounting principles.

4. ACQUISITIONS OF BUSINESSES

In December 2000, Rockwell Collins acquired Kaiser Aerospace and Electronics Corporation (Kaiser). Kaiser is a leading supplier of flight deck display solutions for tactical aircraft, optical technologies for instrumentation and communication, and specialized aircraft products for the defense and aerospace industry. The purchase price, net of cash acquired, was approximately $302 million, of which $171 million was allocated to goodwill and $83 million was allocated to other intangible assets, including developed technology, trademarks and tradenames, and assembled workforce. Goodwill is being amortized on a straight-line basis over twenty-five years and the other intangible assets are being amortized on a straight-line basis over periods ranging from seven to fifteen years. Through September 30, 2001, cash payments totaled $292 million with the remaining balance expected to be paid by the end of 2003.

In July 2000, Rockwell Collins acquired substantially all of the assets and assumed substantially all of the liabilities of Sony Trans Com Inc., a producer of in-flight entertainment systems for commercial aircraft. The purchase price was approximately $117 million, of which $57 million was allocated to goodwill and $26 million was allocated to other intangible assets, primarily developed technology and assembled workforce. Goodwill was amortized on a straight-line basis over ten years and the other intangible assets were amortized on a straight-line basis over periods ranging from three to nine years (see Note 16).

In August 1999, Rockwell Collins acquired Intertrade Limited, an avionics parts supplier. In March 1999, Rockwell Collins acquired the remaining 50 percent interest that it did not already own in Flight Dynamics, a market leader in Head-Up Guidance Systems for aircraft operations. The aggregate purchase price for these acquisitions was approximately $56 million of which $18 million was allocated to goodwill and $21 million was allocated to other intangible assets, primarily developed technology and assembled workforce. Goodwill is being amortized on a straight-line basis over periods of ten and fifteen years, respectively, and the other intangible assets are being amortized on a straight-line basis over periods ranging from five to seventeen years.

These acquisitions were accounted for as purchases and, accordingly, the results of operations of these businesses are included in the Statement of Operations since their respective dates of acquisition. The results of operations of Kaiser are included within the Government Systems segment and the results of operations of Sony Trans Com, Intertrade Limited and Flight Dynamics are included within the Commercial Systems segment. Pro forma financial information is not presented as the combined effect of these acquisitions was not material to the Company's results of operations or financial position.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. RECEIVABLES

Receivables are summarized as follows (in millions):

                                                                    SEPTEMBER 30,
                                                             -------------------------
                                                                2001           2000
                                                             ---------       ---------
      Billed.............................................    $     551       $     445
      Unbilled...........................................          139             102
      Less progress payments.............................          (42)            (43)
                                                             ---------       ---------
               Total.....................................          648             504
      Less allowance for doubtful accounts...............          (20)             (9)
                                                             ---------       ---------
      Receivables........................................    $     628       $     495
                                                             =========       =========

Unbilled receivables principally represent sales recorded under the percentage-of-completion method of accounting and are billed to customers in accordance with applicable contract terms.

6. INVENTORIES

Inventories are summarized as follows (in millions):

                                                                    SEPTEMBER 30,
                                                             -------------------------
                                                                2001           2000
                                                             ---------       ---------
      Finished goods.....................................    $     176       $     160
      Work in process....................................          281             218
      Raw materials, parts, and supplies.................          331             317
                                                             ---------       ---------
               Total.....................................          788             695
      Less progress payments.............................          (50)            (55)
                                                             ---------       ---------
      Inventories........................................    $     738       $     640
                                                             =========       =========

7. PROPERTY

Property is summarized as follows (in millions):

                                                                      SEPTEMBER 30,
                                                              -------------------------
                                                                 2001           2000
                                                              ---------       ---------
      Land.................................................   $      27       $       3
      Buildings and improvements...........................         208             183
      Machinery and equipment..............................         517             497
      Information systems software and hardware............         250             255
      Construction in progress.............................          51              49
                                                              ---------       ---------
               Total.......................................       1,053             987
      Less accumulated depreciation........................        (605)           (594)
                                                              ---------       ---------
      Property.............................................   $     448       $     393
                                                              =========       =========

In September 2001, the Company recorded property impairment charges of $22 million related to its in-flight entertainment product line (see Note 16).

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. INTANGIBLE ASSETS

Intangible assets are summarized as follows (in millions):

                                                                      SEPTEMBER 30,
                                                              -------------------------
                                                                 2001           2000
                                                              ---------       ---------
      Goodwill............................................    $     204       $      77
      Developed technology and patents....................           65              62
      Assembled workforce.................................           20              12
      Trademarks and tradenames...........................           19               -
      Software license agreements.........................            -              34
      Other...............................................            9              13
                                                              ---------       ---------
               Total......................................          317             198
      Less accumulated amortization.......................          (32)            (50)
                                                              ---------       ---------
      Intangible assets...................................    $     285       $     148
                                                              =========       =========

In September 2001, the Company recorded goodwill and other intangible asset impairment charges of $74 million and $53 million, respectively, related to its in-flight entertainment product line and certain software license agreements (see Note 16). The increase in goodwill and other intangible assets in 2001 is the result of the acquisition of Kaiser in December 2000.

9. OTHER ASSETS

Other assets are summarized as follows (in millions):

                                                                        SEPTEMBER 30,
                                                                -------------------------
                                                                   2001           2000
                                                                ---------       ---------
      Long-term deferred income taxes (Note 18).............    $       8       $      59
      Investments in equity affiliates......................           53              38
      Prepaid pension cost (Note 12)........................          141              99
      Other.................................................           54              52
                                                                ---------       ---------
      Other assets..........................................    $     256       $     248
                                                                =========       =========

10. DEBT

On May 30, 2001, the Company entered into $1 billion of senior unsecured revolving credit facilities, consisting of a $500 million five-year facility and a $500 million 364-day facility, with various banks. These credit facilities are being used to support the Company's commercial paper program. These credit facilities contain, among other things, covenants, representations and warranties and events of default customary for facilities of this type, including a maximum leverage ratio based on consolidated debt to total capitalization. Borrowings under the credit facilities bear interest at the London Interbank Offered Rate (LIBOR) plus a variable margin based on the Company's unsecured long-term debt ratings or, at the Company's option, rates determined by competitive bid. In addition, short-term credit facilities available to foreign subsidiaries amounted to $44 million as of September 30, 2001. There were no significant commitment fees or compensating balance requirements under these facilities. At September 30, 2001, there were no borrowings outstanding under any of the Company's credit facilities.

Under the Company's commercial paper program, the Company may sell up to $1 billion face amount of unsecured short-term promissory notes in the commercial paper market. The commercial paper notes may bear interest or may be sold at a discount and will have a maturity of not more than 364 days from the time of issuance. In connection with the Distribution, the Company issued $302 million of commercial paper on June 29, 2001, of which $300 million was used to fund the pre-Distribution payment to Rockwell. At September 30, 2001, commercial paper borrowings outstanding were $202 million with a weighted average interest rate and maturity period of 3.5 percent and 44 days, respectively.

Interest paid in the fourth quarter of 2001 was $2 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. OTHER CURRENT LIABILITIES

Other current liabilities are summarized as follows (in millions):

                                                                   SEPTEMBER 30,
                                                           -------------------------
                                                              2001           2000
                                                           ---------       ---------
      Customer incentives..............................    $     101       $     110
      Contract loss reserves...........................           86              64
      Advance payments from customers..................           52              33
      Other............................................           56              54
                                                           ---------       ---------
      Other current liabilities........................    $     295       $     261
                                                           =========       =========

12. RETIREMENT BENEFITS

Most employees participate in Company-sponsored pension plans and retiree medical and insurance plans (Other Retirement Benefits), which provide monthly pension and other benefits to eligible employees upon retirement. These plans are substantially similar to plans sponsored by Rockwell prior to the Distribution. Pension benefits for salaried employees generally are based on years of credited service and average earnings. Pension benefits for hourly employees generally are based on specified benefit amounts and years of service. Pension obligations are funded in conformity with the funding requirements of applicable laws and governmental regulations.

The components of net periodic benefit cost are as follows (in millions):

                                                           PENSION BENEFITS          OTHER RETIREMENT BENEFITS
                                                      --------------------------    ---------------------------
                                                       2001      2000      1999       2001     2000      1999
                                                      ------   -------   -------    -------   -------   -------
      Service cost...............................     $   32   $    29   $    29    $     4   $     4   $     4
      Interest cost..............................        113        96        85         16        14        14
      Expected return on plan assets.............       (154)     (121)     (105)        (2)       (1)       (1)
      Amortization
        Prior service cost.......................          4         4         4        (13)       (9)      (11)
        Net transition asset.....................          -        (3)       (4)         -         -         -
        Net actuarial loss.......................          -         -         2          2         1         -
                                                      ------   -------   -------    -------   -------   -------
      Net periodic benefit (income) expense......     $   (5)  $     5   $    11    $     7   $     9   $     6
                                                      ======   =======   =======    =======   =======   =======

In connection with the Distribution, the Company assumed Rockwell's domestic qualified pension plan (Rockwell Retirement Plan) which consisted of pension plan obligations and a proportionate share of pension plan assets attributable to all domestic active and former eligible employees of Avionics and Communications and certain active and former eligible employees of Rockwell (Non-Collins Participants) as of the Distribution date. Pension plan obligations attributable to remaining Rockwell and Rockwell Scientific Company LLC domestic active and former employees and a proportionate share of pension plan assets were transferred from the Rockwell Retirement Plan to two new pension plans established by Rockwell and the Rockwell Scientific Company LLC. The Company also assumed the obligation for all Other Retirement Benefits for active and former eligible employees of Avionics and Communications and Non-Collins Participants.

The accumulated benefit obligation associated with Non-Collins Participants that was assumed by the Company in connection with the Distribution was $628 million for pension benefits and $99 million for Other Retirement Benefits.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles the benefit obligations, plan assets, funded status, and net asset (liability) information of the Company's pension plans and the Other Retirement Benefits after giving effect to the transactions that occurred in connection with the Distribution (in millions):

                                                                                                             OTHER
                                                                         PENSION BENEFITS               RETIREMENT BENEFITS
                                                                      -----------------------         -----------------------
                                                                        2001            2000            2001            2000
                                                                      -------         -------         -------         -------
      Benefit obligation at beginning of year ................        $ 1,499         $ 1,490         $   272         $   273
      Service cost ...........................................             32              29               4               4
      Interest cost ..........................................            113              96              16              14
      Discount rate change ...................................            105            (100)             19             (14)
      Actuarial losses .......................................             42              33              53              43
      Plan amendments ........................................             --              --              --             (26)
      Acquisitions ...........................................            112               2              13               1
      Curtailments ...........................................            (26)             --              --              --
      Benefits paid ..........................................            (79)            (62)            (41)            (31)
      Other (including currency translation) .................             11              11               4               8
                                                                      -------         -------         -------         -------
      Benefit obligation at end of year ......................          1,809           1,499             340             272
                                                                      -------         -------         -------         -------
      Plan assets at beginning of year .......................          1,704           1,580              18              16
      Actual return on plan assets ...........................            (51)            182              (1)              2
      Company contributions ..................................              7               6              39              30
      Acquisitions ...........................................            142              --              --              --
      Benefits paid ..........................................            (79)            (62)            (41)            (31)
      Other (including currency translation) .................             --              (2)              1               1
                                                                      -------         -------         -------         -------
      Plan assets at end of year .............................          1,723           1,704              16              18
                                                                      -------         -------         -------         -------
      Funded status of plans .................................            (86)            205            (324)           (254)
      Unamortized amounts:
        Prior service cost ...................................              5              10            (138)           (158)
        Net transition asset .................................             --              (1)             --              --
        Net actuarial loss (gain) ............................            168            (167)            162              90
                                                                      -------         -------         -------         -------
      Net asset (liability) on statement of financial position        $    87         $    47         $  (300)        $  (322)
                                                                      =======         =======         =======         =======
      Net asset (liability) consists of:
      Prepaid benefit cost ...................................        $   141         $    99         $    --         $    --
      Accrued benefit liability ..............................            (76)            (71)           (300)           (322)
      Deferred tax asset .....................................              6               5              --              --
      Intangible asset .......................................              5               5              --              --
      Accumulated other comprehensive loss ...................             11               9              --              --
                                                                      -------         -------         -------         -------
      Net asset (liability) on statement of financial position        $    87         $    47         $  (300)        $  (322)
                                                                      =======         =======         =======         =======

Assets and liabilities are measured using a measurement date of June 30. Significant assumptions used in determining these benefit obligations are summarized as follows (in weighted averages):

                                                                                                 OTHER
                                                            PENSION BENEFITS              RETIREMENT BENEFITS
                                                        -----------------------         -----------------------
                                                          2001            2000            2001            2000
                                                        -------         -------         -------         -------
      Discount rate ............................           7.50%           8.00%           7.50%           8.00%
      Compensation increase rate ...............           4.50%           4.50%             --              --
      Expected return on plan assets ...........           9.75%           9.50%           9.75%           9.50%
      Pre-65 health care cost trend rate* ......             --              --            8.00%           7.00%
      Post-65 health care cost trend rate* .....             --              --            9.60%           9.00%


      *     Decreasing gradually to 5.5% after 2016

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Underfunded Pension Benefits

The projected benefit obligation, accumulated benefit obligation and the fair value of plan assets for nonqualified and certain international pension plans with an accumulated benefit obligation in excess of the fair value of plan assets (underfunded plans) were $104 million, $93 million, and $17 million, respectively, as of September 30, 2001, and $102 million, $88 million, and $17 million, respectively, as of September 30, 2000.

Other Post Retirement Benefits

Assumed health care cost trend rates have a significant effect on amounts reported for the other postretirement benefits plans. A one-percentage point change in assumed health care cost trend rates would have the following effect (in millions):

                                                         ONE-PERCENTAGE           ONE PERCENTAGE
                                                         POINT INCREASE           POINT DECREASE
                                                         ----------------        -----------------
                                                         2001        2000        2001         2000
                                                         ----        ----        ----         ----
      Increase (decrease) to total of service and
        interest cost components ................        $  2        $  2        $ (2)        $ (2)
      Increase (decrease) to postretirement
        benefit obligation ......................          22          12         (17)         (11)

Defined Contribution Savings Plans

The majority of employees participate in Company-sponsored defined contribution savings plans, which are substantially similar to those sponsored by Rockwell prior to the Distribution. The plans allow employees to contribute a portion of their compensation on a pre-tax and/or after-tax basis in accordance with specified guidelines. The Company matches a percentage of employee contributions up to certain limits. The Company's expense related to these savings plans was $29 million, $23 million and $20 million for 2001, 2000 and 1999, respectively.

13. SHAREOWNERS' EQUITY

Common Stock

The Company is authorized to issue one billion shares of common stock, par value $0.01 per share, and 25 million shares of preferred stock, without par value, of which 2.5 million shares are designated as Series A Junior Participating Preferred Stock for issuance in connection with the exercise of preferred share purchase rights. At September 30, 2001, 29.3 million shares of common stock were reserved for issuance under various employee incentive plans. In connection with the Distribution, 183.6 million shares of common stock were issued and remain outstanding at September 30, 2001.

Preferred Share Purchase Rights

Each outstanding share of common stock provides the holder with one Preferred Share Purchase Right (Right). The Rights will become exercisable only if a person or group acquires, or offers to acquire, without prior approval of the Board of Directors, 15% or more of the common stock, although the Board of Directors is authorized to reduce the 15% threshold for triggering the Rights to not less than 10%. Upon exercise, each Right entitles the holder to 1/100th of a share of Series A Junior Participating Preferred Stock of the Company (Junior Preferred Stock) at a price of $125, subject to adjustment.

Upon acquisition of the Company, each Right (other than Rights held by the acquirer) will generally be exercisable for $250 worth of either common stock of the Company or common stock of the acquirer for $125. In certain circumstances, each Right may be exchanged by the Company for one share of common stock or 1/100th of a share of Junior Preferred Stock. The Rights will expire on June 30, 2011, unless earlier exchanged or redeemed at $0.01 per Right. The rights have the effect of substantially increasing the cost of acquiring the Company in a transaction not approved by the Board of Directors.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consisted of the following (in millions):

                                                                 SEPTEMBER 30,
                                                                 2001     2000
                                                                ------   ------
      Foreign currency translation adjustments...............   $  (17)  $  (20)
      Minimum pension liability adjustment, net of taxes.....      (11)      (9)
                                                                ------   ------
      Accumulated other comprehensive loss...................   $  (28)  $  (29)
                                                                ======   ======

14. STOCK OPTIONS

Options to purchase common stock of the Company have been granted under various incentive plans to directors, officers and other key employees. All of the Company's stock-based incentive plans require options to be granted at prices equal to or above the fair market value of such stock on the dates the options are granted. The plans provide that the option price for certain options granted under the plans may be paid in cash, shares of common stock or a combination thereof. Stock options generally expire ten years from the date they are granted and vest over three years (time-vesting options) or vesting occurs upon achieving pre-determined performance criteria or over time as described below (performance-vesting options).

In periods prior to the Distribution, certain employees of the Company were granted options to purchase common stock under Rockwell's various stock-based compensation plans. At the time of the Distribution, Rockwell options held by employees of the Company, as well as certain other current and former employees of Rockwell, were converted either in whole or in part to options to acquire common stock of the Company. The Company's 2001 Stock Option Plan, approved by the Board of Directors in connection with the Distribution, authorized the Company to issue up to 15 million options to purchase shares of the Company's common stock resulting from the conversion of Rockwell options. No stock options may be granted under the 2001 Stock Option Plan after the Distribution.

Rockwell options to purchase shares of common stock were converted into options to purchase shares of the Company using a formula designed to preserve the intrinsic value of the options. The Rockwell Collins stock options issued, as converted, have the same vesting provisions, option periods, and other terms and conditions as the Rockwell options and awards they replaced. Pursuant to this conversion, approximately 12.9 million options to purchase shares of common stock of the Company were issued under the 2001 Stock Option Plan. Approximately
2.0 million of these options are performance-vesting options that vest at the earlier of (a) the date the market price of the Company's common stock reaches a specified level for a pre-determined period of time or certain other financial performance criteria are met, or (b) a period of six to nine years from the date they are granted. As of September 30, 2001, approximately 0.6 million of these performance-vesting options have vested.

Under the Company's 2001 Long-Term Incentives Plan and Directors Stock Plan, up to 14.3 million shares of common stock may be issued by the Company as non-qualified options, incentive stock options, performance units, stock appreciation rights, and restricted stock. Shares available for future grant or payment under these plans were 11.3 million at September 30, 2001. Neither plan presently permits options to be granted after June 29, 2011.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following summarizes the activity of the Company's stock options for 2001 (shares in thousands):

                                                                       WTD. AVG.
                                                                       EXERCISE
                                                             SHARES      PRICE
                                                             -------   ---------
      Number of shares under option:
      Outstanding at beginning of year...................          -   $       -
      Converted in connection with the Distribution:
        Time-vesting.....................................     10,929       21.89
        Performance-vesting..............................      2,010       23.09
      Granted (time-vesting).............................      2,990       22.35
      Exercised..........................................        (52)      14.29
      Canceled or expired................................        (90)      25.76
                                                             -------
      Outstanding at end of year.........................     15,787       22.14
                                                             =======
      Exercisable at end of year.........................      9,157       20.63
                                                             =======

The following table summarizes the status of the Company's stock options outstanding at September 30, 2001 (shares in thousands; remaining life in years):

                                   OPTIONS OUTSTANDING
                              -----------------------------  OPTIONS EXERCISABLE
                                         WEIGHTED AVERAGE    -------------------
                                       --------------------            WTD. AVG.
                                       REMAINING   EXERCISE            EXERCISE
    RANGE OF EXERCISE PRICES  SHARES     LIFE        PRICE    SHARES     PRICE
    ------------------------  -------  ---------   --------  -------   ---------
    $10.43 to $16.97........    4,137       4.5    $  15.43    3,652   $   15.23
    $17.97 to $22.08........    4,042       7.4       19.73    2,811       20.22
    $22.35 to $27.41........    3,977       8.9       23.04      947       25.03
    $27.87 to $37.78........    3,631       7.2       31.46    1,747       30.19
                              -------                        -------
                               15,787                          9,157
                              =======                        =======

The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation expense has been recognized for stock options granted to employees. If the Company accounted for its stock-based compensation plans using the fair value method provided by SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net income in 2001 would have been reduced by approximately $22 million, or 12 cents per pro forma share. The pro forma effect of stock options on net income for 2001 may not be indicative of the pro forma effect on net income had the Company been a separate stand-alone entity during the entire period presented or what the pro forma effect may be in future years.

The fair value of converted Rockwell options was calculated using the Black-Scholes pricing model and fair values as assigned by Rockwell, adjusted for the previously described conversion. The weighted average fair value of these options, as converted, was $8.73 per option. The fair value of options granted by the Company after the Distribution was $7.27 per option and was estimated using the Black-Scholes pricing model and the following assumptions:

                                                        2001
                                                       GRANTS
      Average risk-free interest rate...........       5.32%
      Expected dividend yield...................       1.77%
      Expected volatility.......................       0.35
      Expected life.............................      5 years

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. RESEARCH AND DEVELOPMENT

The Company performs research and development for its products and under contracts with customers. Research and development under contracts with customers is generally performed by the Government Systems business. Total Company-initiated research and development expenditures in 2001, 2000 and 1999 were $295 million, $265 million and $232 million, respectively, and are recorded in Cost of Sales. Company-initiated expenditures include advanced research and development performed by the Rockwell Scientific Company LLC on behalf of the Company in the amount of $9 million in each of 2001, 2000 and 1999. Total customer-funded research and development expenditures were $217 million, $203 million and $188 million in 2001, 2000 and 1999, respectively.

Customer-sponsored research and development is generally performed under long-term fixed price contracts with the U.S. Government. These contracts generally require the production of initial prototype units or limited production quantities to the government's specifications. The Company accounts for such contracts under the percentage-of-completion method of accounting using the cost-to-cost method.

16. RESTRUCTURING AND ASSET IMPAIRMENT CHARGES

Restructuring

In September 2001, the Company announced a comprehensive restructuring plan to reduce its workforce and streamline certain operations. These actions were undertaken in response to the sharp and sudden decline in anticipated sales volumes in the commercial air transport market resulting from the September 11, 2001 terrorist acts. As a result of this plan, the Company recorded charges of $34 million of which $27 million is included in Cost of Sales and $7 million is included in Selling, General, and Administrative Expenses in the Statement of Operations.

The components of the restructuring charges are as follows (in millions):

      Employee separation costs..........................     $      28
      Facility exit costs................................             4
      Asset write-downs..................................             2
                                                              ---------
      Total restructuring charges........................     $      34
                                                              =========

The restructuring plan includes involuntary separations of approximately 2,800 employees. These employee separations are broad based and affect all business groups, with the largest number of reductions in the Commercial Systems business and organizations that support commercial product lines. Approximately 90 percent of these employee separations are expected to be completed by the end of the second quarter of 2002 with the remainder to be completed by the end of 2002. Employee separation costs include severance, fringe benefits during the severance period, and outplacement costs.

The restructuring plan also includes the consolidation of the in-flight entertainment product line into one facility in Pomona, California; the closure of certain service centers, sales and other offices in California, Illinois, Australia, and Southeast Asia; and the consolidation of certain manufacturing operations. Facility exit costs are comprised primarily of lease payment or cancellation costs pursuant to contractual obligations. The asset writedowns are comprised primarily of abandoned leasehold improvements at leased facilities. No employees were terminated and no employee separation costs or facility exit costs were paid in 2001.

Asset Impairment Charges

In connection with the Company's assessment of the business impact of the unexpected decline in the commercial air transport market, a review was performed of the carrying values of long-lived assets, including related goodwill, to be held and used that are associated with the Commercial Systems business. These reviews were performed pursuant to the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As a result of these reviews, the Company recorded charges of $149 million which are presented as a separate line item in the Statement of Operations. The components of these asset impairment charges are as follows (in millions):

      Goodwill............................................    $      74
      Developed technology and patents....................           30
      Property............................................           22
      Software license agreements.........................           13
      Assembled workforce.................................            9
      Non-compete agreements..............................            1
                                                              ---------
      Total asset impairment charges......................    $     149
                                                              =========

These reviews focused on the long-lived assets recorded in connection with the Sony Trans Com and Hughes-Avicom acquisitions, which now comprise the in-flight entertainment product line. Expenditures on in-flight entertainment equipment by commercial airlines are discretionary in nature and given the financial instability of the commercial airlines, demand is expected to fall significantly to levels below those required to sustain the asset base of this product line for the foreseeable future.

In addition to the asset impairment charges related to the in-flight entertainment product line, the Company recorded $13 million of asset impairment charges related to software license agreements used in certain other product lines serving the commercial air transport market. Sales of these products are expected to be adversely affected by the downturn in the commercial air transport market with technological obsolescence outpacing any expected recovery in demand.

These charges were determined by measuring the amount by which the carrying amount of these assets exceeded their fair values. Fair values were primarily determined using outside valuation experts utilizing accepted valuation techniques, including discounted cash flow analysis.

17. OTHER INCOME

Other income in 2001, 2000, and 1999 consisted principally of interest income, patent license royalty income and in 1999, a gain of $32 million on the sale of the Company's railroad electronics business.

18. INCOME TAXES

Prior to the Distribution, substantially all of the Company's operations were included in the consolidated or combined income tax returns of Rockwell. In connection with the Distribution, Rockwell is required to indemnify Rockwell Collins for all income tax liabilities and retains rights to all tax refunds related to substantially all operations included in consolidated or combined tax returns for periods through the date of the Distribution. Accordingly, the Statement of Financial Position does not include current or prior period income tax receivables or payables related to the Company's operations which were included in consolidated or combined tax filings of Rockwell prior to the Distribution. The income tax provisions have been determined as if the Company were a separate taxpayer prior to the Distribution.

The components of the income tax provision are as follows (in millions):

                                               2001        2000        1999
                                             --------    ---------   ---------
      Current:
        United States....................    $     97    $      94   $     113
        Non-United States................           5            4           7
        State and local..................           9            8          10
                                             --------    ---------   ---------
      Total current......................         111          106         130
                                             --------    ---------   ---------
      Deferred:
        United States....................         (24)          22          15
        Non-United States................           -            -           -
        State and local..................          (2)           2           1
                                             --------    ---------   ---------
      Total deferred.....................         (26)          24          16
                                             --------    ---------   ---------
      Income tax provision...............    $     85    $     130   $     146
                                             ========    =========   =========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net current deferred income tax benefits consist of the tax effects of temporary differences related to the following (in millions):

                                                            SEPTEMBER 30,
                                                      -------------------------
                                                         2001           2000
                                                      ---------       ---------
      Compensation and benefits....................   $      30       $      35
      Product warranty costs.......................          50              39
      Inventory....................................          49              34
      Contract loss reserves.......................          23               9
      Other - net..................................          37              16
                                                      ---------       ---------
      Current deferred income taxes................   $     189       $     133
                                                      =========       =========

Net long-term deferred income tax benefits included in Other Assets in the Statement of Financial Position consist of the tax effects of temporary differences related to the following (in millions):

                                                             SEPTEMBER 30,
                                                     -------------------------
                                                        2001           2000
                                                     ---------       ---------
      Retirement benefits........................    $      70       $     113
      Property...................................          (34)            (16)
      Other - net................................          (28)            (38)
                                                     ---------       ---------
      Long-term deferred income taxes............    $       8       $      59
                                                     =========       =========

Management believes it is more likely than not that current and long-term deferred tax assets will be realized through the reduction of future taxable income. Significant factors considered by management in its determination of the probability of the realization of the deferred tax assets include: (a) the historical operating results of Rockwell Collins ($957 million of United States taxable income over the past three years), (b) expectations of future earnings, and (c) the extended period of time over which the retirement medical liability will be paid.

The effective income tax rate differed from the United States statutory tax rate for the reasons set forth below:

                                                                                  2001     2000    1999
                                                                                 ------   ------  ------
      Statutory tax rate.....................................................     35.0%    35.0%   35.0%
      State and local income taxes...........................................      2.0      1.6     1.6
      Extraterritorial income exclusion / foreign sales corporation benefit..     (6.2)    (3.9)   (3.1)
      Non-deductible goodwill amortization...................................      1.9        -       -
      Non-deductible goodwill impairment charge..............................      5.8        -       -
      Research and development credit........................................     (0.9)       -       -
      Other..................................................................      0.3     (0.2)      -
                                                                                 ------    -----   -----
      Effective income tax rate..............................................     37.9%    32.5%   33.5%
                                                                                 ======    =====   =====

The income tax provisions were calculated based upon the following components of income before income taxes (in millions):

                                            2001        2000       1999
                                          --------    --------   --------
      United States income.............   $    209    $    388   $    418
      Non-United States income.........         15          11         19
                                          --------    --------   --------
      Total............................   $    224    $    399   $    437
                                          ========    ========   ========

No provision has been made for United States, state, or additional foreign income taxes related to approximately $35 million of undistributed earnings of foreign subsidiaries which have been or are intended to be permanently reinvested.

Income taxes paid in 2001, 2000 and 1999 were not significant.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. FINANCIAL INSTRUMENTS

The Company's financial instruments include cash equivalents, foreign currency forward exchange contracts and short-term commercial paper borrowings. The fair values of cash equivalents and short-term commercial paper borrowings were approximately equal to their carrying values at September 30, 2001.

Foreign currency forward exchange contracts provide for the purchase or sale of foreign currencies at specified future dates at specified exchange rates. At September 30, 2001 and 2000, the Company had outstanding foreign currency forward exchange contracts with notional amounts of $156 million and $140 million, respectively. These notional values consist primarily of contracts for the euro and pound sterling, and are stated in U.S. dollar equivalents at spot exchange rates at the respective dates. At September 30, 2001 and 2000, the net liability related to foreign currency forward exchange contracts was $0 million and $1 million, respectively, and was equal to their fair value based upon quoted market prices for contracts with similar maturities. As of September 30, 2001 and 2000, the foreign currency forward exchange contracts are recorded in Other Current Assets in the amounts of $4 million in each period, and Other Current Liabilities in the amounts of $4 million and $5 million, respectively. Management does not anticipate any material adverse effect on its financial position or results of operations relating to these foreign currency forward exchange contracts.

20. LEASE COMMITMENTS

Minimum future rental commitments under operating leases having noncancelable lease terms in excess of one year aggregated $35 million at September 30, 2001 and are payable as follows: 2002, $10 million; 2003, $7 million; 2004, $5 million; 2005, $3 million; 2006, $3 million; and after 2006, $7 million.

Rent expense for 2001, 2000, and 1999 was $22 million, $18 million, and $17 million, respectively.

21. CONTINGENT LIABILITIES

Pursuant to the terms of the distribution agreement entered into among Rockwell, the Company and Rockwell Scientific Company LLC, the Company assumed all responsibility for current and future litigation, including environmental proceedings, against Rockwell or its subsidiaries with respect to the operations of the Company's business.

Litigation

On January 15, 1997, a civil action was filed against the Company in the United States District Court for the District of Arizona in Tucson, Universal Avionics Systems Corp. v. Rockwell International Corp. and Rockwell Collins, Inc., in which Universal, a manufacturer and marketer of aviation electronics, including Flight Management Systems (FMS), asserted four claims against the Company arising out of its participation in the FMS business: (1) attempted monopolization under Section 2 of the Sherman Act; (2) anticompetitive conduct (exclusive dealing and tying) under Section 1 of the Sherman Act and Section 3 of the Clayton Act; (3) tortious interference with business relationships and prospective economic business advantage under the common law of Arizona; and (4) unfair competition under the common law of Arizona. Universal seeks damages of approximately $35 million before trebling for the alleged antitrust violations; actual damages of an unspecified amount for the alleged common law violations; punitive damages; attorneys' fees and injunctive relief. The Company and Rockwell have denied the allegations and have asserted counterclaims against Universal for defamation and unfair competition. On July 17, 2001, the district court granted defendants' motion for partial summary judgment for failure to allege a relevant market entitling plaintiff to relief, certified that ruling for appeal, dismissed as moot other motions for summary judgment filed by defendants challenging plaintiff's attempted monopolization, exclusive dealing and tying claims, and stayed further proceedings, including rulings on motions for summary judgment filed by defendants as to plaintiff's other claims, pending appeal. On July 19, 2001, plaintiff filed a notice of appeal with the Ninth Circuit Court of Appeals.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On April 3, 2000, a civil action was filed against the Company in the Court of Common Pleas of Pennsylvania for Allegheny County, Westinghouse Air Brake Technologies Corp. v. Rockwell Collins, Inc., asserting various claims arising out of the plaintiff's purchase of the Company's former Railroad Electronics Business pursuant to a Sale Agreement on October 5, 1998. Specifically, the plaintiff alleges that it is entitled under provisions of the Sale Agreement to a post-closing adjustment of approximately $7 million in the purchase price, and that it is entitled to unspecified damages for alleged misrepresentations, breaches of warranty, mistake of fact, and failure by the Company to turn over certain assets and to provide certain post-closing support. On December 13, 2000, the trial court ordered that the claim for a post-closing adjustment in the purchase price be submitted to mandatory arbitration pursuant to provisions of the Sale Agreement, but declined to stay court proceedings on the other issues during pendency of the arbitration proceeding. The parties are in the early stages of discovery in the lawsuit and are in the process of initiating arbitration of the post-closing purchase price adjustment claim.

On December 14, 1995, a civil action was filed in the United States District Court for the Western District of Texas, El Paso Division, United States ex. rel Staines v. Rockwell International Corp., under the qui tam provisions of the False Claims Act seeking unspecified damages for alleged violations of the Act on two contracts with agencies of the U.S. Government under which an electronics fabricating plant in El Paso now owned by The Boeing Company performed work on subcontract for Boeing, and two contracts where the plant performed work on subcontract for the Company's Dallas, Texas facility. Specifically with respect to the work performed at the El Paso plant for the Company, the plaintiff alleges that certain components were improperly tested and that certain components removed from circuit boards for testing were thereafter reinstalled when they should not have been. The Boeing Company has agreed to defend and indemnify the Company and Rockwell for claims relating to work performed on Boeing contracts, and for any wrongdoing that may have occurred at the El Paso plant relating to work performed there for the Company, but not for wrongdoing, if any, that may have occurred at or under the direction of the Company's Dallas facility. In October 1998 the United States declined to intervene in the action on its own behalf and the plaintiff has since proceeded to prosecute the action himself with private counsel. Rockwell and Boeing have denied wrongdoing and are vigorously defending the action. Discovery is not yet complete. On May 11, 1999 Boeing and Rockwell filed a motion to dismiss the case on the pleadings, which motion is still pending. On July 27, 2001, the court entered an order requiring expedited discovery. The Company anticipates the trial will commence in the first quarter of calendar year 2002.

In addition, various other lawsuits, claims and proceedings have been or may be instituted or asserted against the Company relating to the conduct of its business, including those pertaining to product liability, intellectual property, environmental, safety and health, contract and employment matters.

Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims, or proceedings may be disposed of unfavorably to the Company, management believes the disposition of matters which are pending or asserted will not have a material adverse effect on the Company's business or financial condition.

Environmental

Federal, state and local requirements relating to the discharge of substances into the environment, the disposal of hazardous wastes, and other activities affecting the environment have had and will continue to have an impact on the Company's manufacturing operations. Thus far, compliance with environmental requirements and resolution of environmental claims have been accomplished without material effect on the Company's liquidity and capital resources, competitive position or financial condition.

Based on its assessment, management believes that the Company's expenditures for environmental capital investment and remediation necessary to comply with present regulations governing environmental protection and other expenditures for the resolution of environmental claims will not have a material adverse effect on the Company's business or financial condition. Management cannot assess the possible effect of compliance with future requirements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other Matters

Various claims (whether based upon United States government or Company audits and investigations or otherwise) have been or may be instituted or asserted against the Company related to its United States government contract work, including claims based on business practices and cost classifications. Although such claims are usually resolved by detailed fact-finding and negotiation, on those occasions when they are not resolved, civil or criminal legal or administrative proceedings may ensue. Depending on the circumstances and the outcome, such proceedings could result in fines, the cancellation of or suspension of payments under one or more United States government contracts, suspension or debarment proceedings affecting the Company's potential further business with the United States government, or alteration of the Company's procedures relating to the performance or obtaining of United States government contracts. Management of the Company believes there are no claims, audits or investigations currently pending which will have a material adverse effect on the Company's business or financial condition.

22. BUSINESS SEGMENT INFORMATION

Rockwell Collins is a supplier of aviation electronics and airborne and mobile communication systems, service and support solutions for commercial and military applications. The Company has two operating segments consisting of the Commercial Systems and Government Systems businesses.

Products sold by the Commercial Systems business include flight deck systems, consisting of liquid crystal multi-function displays, communications systems, such as data links and satellite communications, navigation systems, such as flight management systems and global positioning systems (GPS), surveillance systems such as weather radar and traffic collision avoidance systems (TCAS), automatic flight control systems, as well as in-flight entertainment and information management systems. Customers include aircraft manufacturers and airlines throughout the world.

The Government Systems business supplies defense electronics products and systems including advanced communication and navigation solutions for air, ground and sea, narrow and wide-band communications systems for interoperability and situational awareness, data link terminals and military GPS-based navigation. Major customers are the United States Department of Defense and foreign militaries around the world.

Sales made to the United States Government by all segments (primarily the Government Systems segment) were 28 percent, 27 percent, and 28 percent of sales for the years ending 2001, 2000, and 1999, respectively. Sales made to The Boeing Company by all segments (primarily the Commercial Systems segment) were 8 percent, 9 percent, and 11 percent of sales for the years ending 2001, 2000, and 1999, respectively.

The following table reflects the sales and operating results for each of the Company's operating segments (in millions):

                                                                   2001        2000       1999
                                                                 --------    --------   --------
      Sales:
        Commercial Systems...................................    $  1,696    $  1,586   $  1,546
        Government Systems...................................       1,124         924        892
                                                                 --------    --------   --------
               Total.........................................    $  2,820    $  2,510   $  2,438
                                                                 ========    ========   ========
      Segment Operating Earnings:
        Commercial Systems...................................    $    292    $    296   $    285
        Government Systems...................................         187         144        139
                                                                 --------    --------   --------
               Total.........................................         479         440        424
      Goodwill and purchase accounting amortization..........         (39)        (15)       (10)
      Gain on disposition of a business (Note 17)............           -           -         32
      Interest expense.......................................          (3)          -          -
      Earnings (losses) from equity affiliates...............           1          (3)        11
      Restructuring and asset impairment charges (Note 16)...        (183)          -          -
      General corporate-net..................................         (31)        (23)       (20)
                                                                 --------    --------   --------
      Income before income taxes.............................    $    224    $    399   $    437
                                                                 ========    ========   ========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Intersegment sales are not material and have been eliminated. Among other considerations, Rockwell Collins evaluates performance and allocates resources based upon segment operating earnings before income taxes; unallocated general corporate expenses; incremental acquisition-related expenses resulting from purchase accounting adjustments such as goodwill and other intangible asset amortization, depreciation, inventory and purchased research and development charges; interest expense; gains and losses from the disposition of businesses; earnings and losses from enterprise-level equity affiliates; special charges related to comprehensive restructuring actions; and other special items as identified by management from time to time. The accounting policies used in preparing the segment information are consistent with those described in Note 2.

Restructuring and asset impairment charges related to the operating segments are as follows: Commercial Systems, $177 million; Government Systems, $6 million.

The following tables summarize the identifiable assets at September 30, and the provision for depreciation and amortization and the amount of capital expenditures for property for the years ended September 30 for each of the operating segments and Corporate (in millions):

                                                                   2001        2000       1999
                                                                 --------    --------   --------
      Identifiable assets:
        Commercial Systems...................................    $  1,295    $  1,271   $  1,084
        Government Systems...................................         963         447        547
        Corporate............................................         370         382        402
                                                                 --------    --------   --------
               Total.........................................    $  2,628    $  2,100   $  2,033
                                                                 ========    ========   ========

      Depreciation and amortization:
        Commercial Systems...................................    $     64    $     64   $     53
        Government Systems...................................          31          22         24
                                                                 --------    --------   --------
               Total.........................................          95          86         77
        Purchase accounting depreciation and amortization....          36          13          9
                                                                 --------    --------   --------
               Total.........................................    $    131    $     99   $     86
                                                                 ========    ========   ========

      Capital expenditures for property:
        Commercial Systems...................................    $     70    $     72   $     86
        Government Systems...................................          40          26         41
                                                                 --------    --------   --------
               Total.........................................    $    110    $     98   $    127
                                                                 ========    ========   ========

The majority of the Company's businesses are centrally located and share many common resources, infrastructures and assets in the normal course of business. Certain assets, principally property, plant and equipment, have been allocated between the operating segments primarily based upon occupancy or usage. Identifiable assets at Corporate consist principally of cash, net deferred income tax assets, prepaid pension cost and investments in equity affiliates.

The following table summarizes sales by product category for the years ended September 30 (in millions):

                                                                                    2001        2000       1999
                                                                                  --------    --------   --------
      Commercial avionics products...........................................     $  1,274    $  1,231   $  1,213
      In-flight entertainment products.......................................          422         355        333
      Defense electronics products...........................................        1,124         924        892
                                                                                  --------    --------   --------
               Total.........................................................     $  2,820    $  2,510   $  2,438
                                                                                  ========    ========   ========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table reflects sales for the years ended September 30 and property at September 30 by geographic region (in millions):

                                          SALES                   PROPERTY
                               --------------------------    ------------------
                                2001      2000      1999     2001   2000   1999
                               ------   -------   -------    ----   ----   ----
      United States..........  $1,872   $ 1,495   $ 1,586    $408   $355   $346
      Europe.................     484       552       503      26     23      4
      Asia-Pacific...........     188       234       168      10     11     11
      Canada.................     205       156       117       -      -      -
      Africa / Middle East...      47        47        42       -      -      -
      Latin America..........      24        26        22       4      4      4
                               ------   -------   -------    ----   ----   ----
               Total.........  $2,820   $ 2,510   $ 2,438    $448   $393   $365
                               ======   =======   =======    ====   ====   ====

Sales are attributed to the geographic regions based on the country of destination.

23. PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

The following pro forma financial information is presented as though the Distribution occurred at the beginning of each year presented. Pro forma adjustments include interest expense on $300 million of commercial paper borrowings used to fund the pre-Distribution payment to Rockwell and income and costs related to employee benefit obligations, including pension and other retirement benefits, related to active and former Rockwell employees not associated with the Avionics and Communications business that were assumed by the Company in connection with the Distribution. Interest expense, including debt issuance costs, was accrued at 6.0 percent for the first nine months of 2001 prior to the Distribution and 6.8 percent and 5.7 percent for the years ended September 30, 2000 and 1999, respectively. Lower pro forma retirement benefit expense is attributable to the assumption of pension plan assets in excess of benefit obligations. The unaudited pro forma financial data is not necessarily indicative of the financial results of the Company had the Distribution occurred at the beginning of each year presented.

In connection with the Distribution, outstanding options to purchase Rockwell common stock held by Rockwell Collins employees generally were converted into options to purchase shares of Rockwell Collins common stock based on a formula designed to preserve the intrinsic value of the options. In addition, outstanding options to purchase Rockwell common stock held by certain other option holders who were not Rockwell Collins employees were replaced with options to purchase shares of Rockwell common stock and, in some cases, Rockwell Collins common stock, based on a formula also designed to preserve the intrinsic value of the options. Pursuant to these adjustments, the Company issued options for approximately 12.9 million shares of Rockwell Collins common stock in connection with the Distribution.

For the years ended September 30, 2000 and 1999, the number of pro forma weighted average shares outstanding used in the pro forma basic and diluted earnings per share calculations below were based upon the weighted average number of Rockwell shares outstanding for the applicable period and the distribution ratio of one share of the Company's common stock for each share of Rockwell's common stock. The number of pro forma weighted average common share equivalents used in the pro forma diluted earnings per share calculations below were based upon the number of Rockwell common share equivalents outstanding for the applicable year, adjusted for the Distribution as described in the preceding paragraph. For the year ended September 30, 2001, the pro forma weighted average shares outstanding and common share equivalents were determined based upon the weighted average of (1) Rockwell's shares outstanding and common share equivalents for the first through third quarters as previously described, and
(2) the actual Rockwell Collins share activity for the fourth quarter.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pro forma basic and diluted earnings per share is calculated as follows (in millions, except per share amounts):

                                                        2001      2000     1999
                                                       ------    ------   ------
      Net income - reported........................    $  139    $  269   $  291
      Pro forma adjustments:
        Retirement benefits, net of taxes..........         3         1       (1)
        Interest expense, net of taxes.............        (9)      (13)     (11)
                                                       ------    ------   ------
      Net income - pro forma.......................    $  133    $  257   $  279
                                                       ======    ======   ======

      Pro forma earnings per share:
        Basic......................................    $ 0.73    $ 1.37   $ 1.46
                                                       ======    ======   ======
        Diluted....................................    $ 0.72    $ 1.35   $ 1.43
                                                       ======    ======   ======

      Pro forma weighted average common shares:
        Basic......................................     182.9     187.8    190.5
                                                       ======    ======   ======
        Diluted....................................     185.5     190.6    195.6
                                                       ======    ======   ======

Dilutive common share equivalents resulted in an increase in the weighted average common shares outstanding of 2.6 million in 2001, 2.8 million in 2000, and 5.1 million in 1999.

24. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following tables summarize quarterly financial information (in millions, except per share amounts):

                                                                    2001 QUARTERS
                                                           --------------------------------
                                                           FIRST   SECOND   THIRD    FOURTH    2001
                                                           -----   ------  -------   ------   -------
      Sales.............................................   $ 587   $  690  $   727   $  816   $ 2,820
      Cost of sales.....................................     429      515      535      629     2,108
      Net income (loss).................................      58       61       68      (48)      139

      PRO FORMA INFORMATION (EXCEPT FOURTH QUARTER):
      Net income (loss).................................      56       58       67      (48)      133
      Basic earnings (loss) per share...................    0.31     0.32     0.37    (0.26)     0.73
      Diluted earnings (loss) per share.................    0.30     0.31     0.36    (0.26)     0.72

Net loss for the fourth quarter of 2001 includes; (a) a $34 million ($22 million after taxes, or 12 cents per share) restructuring charge and (b) a $149 million ($108 million after taxes, or 59 cents per share) charge for asset impairments (see Note 16). Stock options in the fourth quarter are anti-dilutive due to the net loss, resulting in identical basic and diluted earnings per share amounts.

                                                                    2000 QUARTERS
                                                           -------------------------------
                                                            FIRST   SECOND   THIRD   FOURTH   2000
                                                           -----   ------   -----   ------  ------
      Sales..............................................   $ 563   $  618   $ 627   $  702  $2,510
      Cost of sales......................................     409      456     451      529   1,845
      Net income.........................................      67       59      69       74     269

      PRO FORMA INFORMATION:
      Net income.........................................      63       57      66       71     257
      Basic earnings per share...........................    0.33     0.30    0.35     0.39    1.37
      Diluted earnings per share.........................    0.32     0.30    0.35     0.38    1.35

Per share information is calculated for each quarterly and annual period using average outstanding shares for that period. Therefore, the sum of the quarterly per share amounts will not necessarily equal the annual per share amounts presented.

                             SELECTED FINANCIAL DATA

The following selected financial data have been derived from our financial statements. The data should be read in conjunction with the financial statements and notes thereto included elsewhere in this annual report. The Statement of Operations data for the years ended September 30, 2001, 2000, 1999 and 1998 and the Statement of Financial Position data as of September 30, 2001, 2000 and 1999 have been derived from our audited financial statements. The Statement of Operations data for the year ended September 30, 1997 and the Statement of Financial Position data as of September 30, 1997 and 1998 have been derived from our unaudited financial information.

                                                                            YEAR ENDED SEPTEMBER 30,
                                                              -----------------------------------------------------
                                                               2001(1)     2000      1999(3)    1998(4)     1997
                                                              ---------  ---------  ---------  ---------  ---------
      STATEMENT OF OPERATIONS DATA:                                   (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
      Sales................................................   $   2,820  $   2,510  $   2,438  $   2,026  $   1,701
      Cost of sales........................................       2,108      1,845      1,782      1,603      1,255
      Selling, general and administrative expenses.........         351        274        278        256        237
      Asset impairment charges (2).........................         149          -          -          -          -
      Purchased research and development (5)...............           -          -          -        103          -
      Income before income taxes and accounting change.....         224        399        437         73        220
      Net income (6).......................................         139        269        291         32        144

      STATEMENT OF FINANCIAL POSITION DATA:
      Working capital (7)..................................   $     504  $     508  $     451  $     334  $     286
      Property.............................................         448        393        365        322        229
      Intangible assets....................................         285        148        126        119         57
      Total assets.........................................       2,628      2,100      2,033      1,841      1,412
      Short-term debt......................................         202          -          -          -          -
      Shareowners' equity..................................       1,110        908        695        503        322

      OTHER DATA:
      Capital expenditures.................................   $     110  $      98  $     127  $     143  $      72
      Goodwill amortization................................          18          6          4          4          -
      Other depreciation and amortization..................         113         93         82         62         58
      Cash dividends per share (8).........................        0.09          -          -          -          -

      STOCK PRICE: (8)
      High.................................................   $   24.23          -          -          -          -
      Low..................................................       11.80          -          -          -          -

      PRO FORMA FINANCIAL INFORMATION: (9)
      Net Income...........................................   $     133  $     257  $     279          -          -
      Basic earnings per share.............................        0.73       1.37       1.46          -          -
      Diluted earnings per share...........................        0.72       1.35       1.43          -          -

(1)      Includes a $34 million ($22 million after taxes) restructuring charge.

(2) Asset impairment charges of $149 million ($108 million after taxes) include $136 million related to the in-flight entertainment product line and $13 million related to certain software license agreements.

(3) Includes a $32 million ($20 million after taxes) gain on sale of a business.

(4) Includes (a) $65 million ($43 million after taxes) of realignment charges and (b) $53 million ($33 million after taxes) of charges for estimated losses on two government contracts.

(5) Purchased research and development of $103 million ($65 million after taxes) relates to the acquisition of the in-flight entertainment business of Hughes-Avicom International, Inc. in December 1997.

(6) Effective October 1, 1997, we changed our method of accounting for certain inventoriable general and administrative costs related to government contracts. The cumulative effect of this change in accounting principle was a $17 million reduction of net income.

(7) Working capital consists of all current assets and liabilities, including cash and short-term debt.

(8) Cash dividends per share and stock price information reflect activity since the spin-off date of June 29, 2001.

(9) Pro forma financial information is presented as if the spin-off transaction occurred on October 1, 1999. Pro forma adjustments include interest expense on $300 million of commercial paper borrowings used to fund a pre-distribution payment to Rockwell International and income and costs related to employee benefit plan obligations related to active and former Rockwell International employees not associated with the avionics and communications business that were assumed by us in connection with the spin-off. Pro forma information prior to 1999 is not presented.