Form 10-K, Exhibit 13
period 2002-09-30
ROCKWELL COLLINS INC
filed 2002-12-19
CIK 1137411

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

Portions of the Rockwell Collins, Inc.—2002 Annual Report to Shareowners
incorporated by reference in our Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operations

        The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto as well as our Annual Report on Form 10-K for the year ended September 30, 2002 filed with the Securities and Exchange Commission (SEC). The following discussion and analysis contains forward-looking statements and estimates that involve risks and uncertainties. Actual results could differ materially from these estimates. Factors that could cause or contribute to the differences in estimates include those discussed under "Cautionary Statement" below and under "Certain Business Risks" in our Annual Report on Form 10-K for the year ended September 30, 2002.

        Our fiscal year ends on September 30. For discussion purposes, all date references to years contained herein relate to our fiscal year ending September 30 unless otherwise stated.

Overview

        For many years, Rockwell Collins benefited from having a diversified and balanced business, serving both commercial and government markets. During our first full year as a public company, this balance was tested like never before. Following September 11, 2001, our Commercial Systems and Government Systems businesses diverged radically. The Commercial Systems marketplace reacted with a sudden and severe decline in demand. Our Government Systems business saw a surge in near term demand and a longer term outlook of continued growth. We acted quickly to address these changing market conditions by redeploying resources where possible and by making difficult decisions where necessary, which helped to preserve the financial strength and growth prospects of our company. The actions included a comprehensive restructuring program, along with other cost saving and strategic initiatives, to better align our resources and cost structure with this new environment. Our company and employees responded well to the challenges of this new environment and delivered financial results that met the goals outlined to shareowners at the beginning of 2002:

  •
  We achieved sales of $2.5 billion in 2002. Weakness in the commercial aerospace market in the wake of September 11, 2001 drove a 21 percent decline in sales in our Commercial Systems business. Despite the weak market conditions in our largest business, our overall sales decreased only 12 percent in 2002 due to our balanced mix of products that includes a well-positioned defense business. Strong performance by our Government Systems business helped to lessen the impact of these events with sales for this business increasing 4 percent in 2002, resulting from acquisition-related volume and higher defense spending.

  •
  We delivered earnings per share of $1.28 in 2002. Pre-tax cost savings of approximately $200 million related to our comprehensive restructuring program and other cost reduction initiatives helped to partially offset the decrease in operating earnings and related margins in our Commercial Systems business resulting from the significant decline in sales volume.

  •
  We generated free cash flow of $397 million in 2002. Our focus on working capital management yielded a company record for free cash flow. Our ability to generate cash flow, combined with our low debt-to-total capital ratio of 12 percent, affords us the flexibility to make strategic investments, and to return value to our shareowners through dividends and share repurchases. We made approximately $200 million of strategic acquisitions and investments in 2002, including Airshow, Inc. (Airshow) and Communications Solutions, Inc. (ComSol).

  •
  We continued to invest in research and development in 2002. We believe that investments in research and development are key to positioning the company for future growth. We remained committed to these investments in 2002 through company and customer-funded research and development expenditures of $484 million, or 19.4 percent of sales.

        We believe Rockwell Collins has emerged from the challenges of 2002 as a stronger, leaner company that has proven its ability to both react quickly to changing business conditions and to execute its business plans. In addition, we believe our strategy of balance between commercial and government business was validated in 2002, yielding stability in an unstable business environment.

Business Conditions

Commercial Systems

        Our Commercial Systems business is a supplier of aviation electronics to customers located throughout the world. The customer base is comprised of manufacturers of commercial air transport aircraft, manufacturers of business and regional aircraft, commercial airlines, and owners of business and regional jets. Key indicators of the near and long-term performance of our Commercial Systems business include commercial airline traffic as measured by revenue passenger miles and load factors, the financial condition of airlines worldwide, as well as corporate profits.

        During 2002, the commercial aerospace industry in the United States experienced a dramatic downturn, exacerbated by the events of September 11, 2001. The air transport market was affected directly as passenger traffic declined significantly over the past year. Demand for our products decreased as airlines' flight schedules were reduced, the production of new aircraft declined, the number of idle aircraft increased, and the financial condition of many of the U.S. commercial airlines deteriorated. The demand for in-flight entertainment products, particularly from our U.S. customers, was hardest hit due to the discretionary nature of these products. In addition, the weakness in the general economy resulted in reduced corporate profits and demand for business aircraft. The commercial air transport markets outside the U.S. were less affected by these events, with commercial airlines in other countries performing relatively well, particularly in Asia and Europe.

        Looking forward, we believe that the air transport market will recover gradually over the next several years. Air travel has been the transportation mode of choice over the past few decades, and this trend will inevitably continue over the longer term. Increasing flight schedules and the number of active aircraft will drive higher activity for aircraft maintenance and spare parts. The financial condition of commercial airlines in the U.S. should improve as air travel increases and capacity utilization and yields improve. This will first lead to higher retrofit activity in the aftermarket for technology upgrades driven by the need to improve reliability and safety. Further strengthening of the commercial aerospace market and the economy as a whole will drive orders for new aircraft and demand for in-flight entertainment products.

Government Systems

        Our Government Systems business supplies defense electronic equipment to all branches of the U.S. Department of Defense (DoD), the U.S. Coast Guard, Ministries of Defense throughout the world and manufacturers of military aircraft and helicopters. Key indicators of near and long-term performance of our Government Systems business include the amount and prioritization of defense spending by the U.S. and other foreign governments which are generally based upon the underlying political landscape, security environment, and budgetary considerations.

        During the 1990's, defense budgets, both in the U.S. and abroad, were relatively flat. While international defense spending is not anticipated to grow substantially over the next three to five years, expenditures by the DoD are forecasted to increase significantly in the wake of September 11, 2001, as the U.S. wages its war on terrorism, upgrades its aging equipment, and invests in homeland security. In addition, an increasing amount of the U.S. defense budget is being allocated to increase capabilities in such areas as precision guided munitions, situational awareness, signals intelligence, surveillance, and other communications equipment which play to the strengths of Rockwell Collins. The product offerings of our Government Systems business are well positioned to meet these emerging needs of the U.S. and foreign governments. Recent contract wins for Cluster One of the Joint Tactical Radio Systems (JTRS) and the Defense Advanced GPS Receiver (DAGR) first article phase, as well as continuing programs such as the KC-135 Global Air Traffic Management (GATM) upgrade, validate the strength of our product offerings and position Rockwell Collins favorably in subsequent phases of these programs. In addition, we have strong positions on all of the next generation aircraft programs, including the F-15, F-18, F-22 and Joint Strike Fighter. As a result of these and other contract wins, we believe our Government Systems business is positioned for continued growth.

Outlook for 2003

        Based upon the assumptions outlined below, we currently anticipate the following financial results for 2003:

  •
  Sales of approximately $2.6 billion. Sales in our Commercial Systems business are expected to decline approximately 2 percent and represent 51 percent of total sales. Our Commercial Systems sales projection assumes new aircraft production at Boeing and Airbus will be approximately 550 in the aggregate.

    Aftermarket sales in our air transport avionics product line are expected to increase 10 percent due to strengthening service and support as well as retrofit activity. Continued weakness in the in-flight entertainment (IFE) market is expected to result in a decline of 25 percent in IFE sales. Sales to business and regional jet manufacturers are forecasted to increase 10 percent as higher regional jet build rates and our recent Airshow acquisition more than offset anticipated declines in business jet build rates. Aftermarket sales in the business and regional jet market are also expected to increase 10 percent as a result of the Airshow acquisition and higher service and support activity. Sales in our Government Systems business are forecasted to increase 13 percent and represent 49 percent of total sales. We anticipate significant growth in our integrated applications product line due to the KC-135 retrofit program entering into initial production along with several C-130 and helicopter programs. We also expect continued sales growth for our communication, navigation, and display product lines in several next generation aircraft programs such as the Joint Strike Fighter, F-22 and F-18.

  •
  Earnings per share of $1.33 to $1.38. Our earnings per share estimate is based upon our projected sales, anticipated savings resulting from our comprehensive restructuring program carried out in 2002, and our continued focus on streamlining business processes within our organization. Our projection assumes operating margins in our Commercial Systems business will improve to approximately 14 to 15 percent. In addition, we anticipate continued strong operating margin performance in our Government Systems business in the range of 16 to 17 percent.

  •
  Free Cash Flow of $225 to $275 million. Our projection is dependent on achieving our earnings target as well as maintaining current levels of working capital and achieving our capital spending projections. We define free cash flow as cash provided by operating activities and dispositions of property, reduced by capital expenditures. Our strong free cash flow generation, combined with our borrowing capacity, is expected to meet future operating cash flow needs, capital expenditures, dividend payments, acquisitions and share repurchases for the foreseeable future.

  •
  Company and customer-funded research and development as a percentage of sales approximating 21 percent. We remain committed to our research and development investment activity, which is based on a strategy of technology and design solutions that serve multiple markets. Our internally funded research and development efforts continue to be leveraged and complemented by customer-funded engineering.

Results of Operations

        The following management discussion and analysis of results of operations is based upon reported financial results for 2002 and pro forma financial results for 2001 and 2000 and should be read in conjunction with our consolidated financial statements and the notes thereto. Pro forma financial information for 2001 and 2000 includes adjustments necessary to present our results of operations as if the spin-off transaction and the adoption of Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations (SFAS 141), and SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142), had occurred on October 1, 1999. The financial information for periods prior to the spin-off are not necessarily indicative of what our financial condition, results of operations or cash flows would have been if we had been an independent public company during each of the periods presented.

        Pro forma adjustments related to the spin-off transaction include interest expense on $300 million of commercial paper borrowings used to fund the pre-distribution dividend to Rockwell and income and costs related to retirement benefit assets and obligations related to former Rockwell employees that were assumed by us in connection with the spin-off. Pro forma adjustments related to our adoption of SFAS 141 and SFAS 142 include adjustments to eliminate amortization expense related to goodwill, trademarks and tradenames with indefinite lives, as well as adjustments to eliminate amortization related to assembled workforce as this intangible asset has been reclassified to goodwill and is no longer being amortized.

Consolidated Financial Results

        The following table presents reported consolidated results of operations for the years ended September 30, 2002, 2001, and 2000 and pro forma consolidated results of operations for the years ended September 30, 2001 and 2000 (in millions, except per share amounts):

	Year Ended September 30
	Reported			Pro Forma
	2002	2001	2000	2001	2000
Product sales	$2,238	$2,562	$2,280	$2,562	$2,280
Service sales	254	258	230	258	230

Total sales	2,492	2,820	2,510	2,820	2,510
Costs, expenses and other:
Product cost of sales	1,678	1,922	1,677	1,901	1,670
Service cost of sales	185	186	168	186	168
Selling, general, and administrative expenses	307	351	274	351	274
Goodwill and asset impairment charges	—	149	—	149	—
Interest expense	6	3	—	17	20
Other income	(25)	(15)	(8)	(20)	(10)

Total costs, expenses and other	2,151	2,596	2,111	2,584	2,122

Income before income taxes	341	224	399	236	388
Income tax provision	(105)	(85)	(130)	(87)	(126)

Net income	$236	$139	$269	$149	$262

Earnings per share:
Basic	$1.29			$0.81	$1.40
Diluted	$1.28			$0.80	$1.38
Weighted average common shares:
Basic	183.1			182.9	187.8
Diluted	184.1			185.5	190.6

Consolidated Financial Results for 2002 Compared to Consolidated Pro Forma Financial Results for 2001

        Total sales declined $328 million, or 12 percent, to $2,492 million in 2002 compared to total sales of $2,820 million in 2001. Our Commercial Systems sales were down 21 percent from the prior year resulting primarily from weakness in the commercial aerospace market, partially offset by sales growth of 4 percent in our Government Systems business.

        Service sales were $254 million in 2002 compared with $258 million in 2001. Service sales increased to 10 percent of our total sales in 2002 as we maintained our service volume levels while overall sales were declining from the prior year. Service sales were 9 percent of our total sales in 2001. International sales, including U.S. export sales, were $890 million in 2002 compared to $948 million in 2001. The international commercial markets were impacted less severely by the commercial aircraft industry downturn than the U.S. commercial market. Overall, international sales were 36 percent of total sales in 2002 compared with 34 percent of total sales in 2001.

        Product cost of sales were $1,678 million in 2002, or 75.0 percent of product sales, compared with product cost of sales of $1,901 million in 2001, or 74.2 percent of product sales. Excluding 2001 restructuring charges of $27 million, product cost of sales were $1,874 million in 2001, or 73.1 percent of product sales. The increase in cost of sales as a percentage of sales in 2002 results primarily from less favorable sales mix based on volume declines in traditionally strong margin commercial avionics product lines. Service cost of sales were $185 million in 2002, or 72.8 percent of service sales, compared to service cost of sales of $186 million in 2001, or 72.1 percent of service sales.

        Selling, general and administrative costs were $307 million, or 12.3 percent of sales, in 2002 compared to $351 million, or 12.4 percent of sales, in 2001. Selling, general and administrative costs in 2001 contained $7 million of restructuring charges and $7 million of additional provisions for bad debts as a result of increased collection risks associated with the commercial airline industry. Excluding these items, selling, general and administrative costs were $337 million in 2001, or 11.9 percent of sales.

        Interest expense was $6 million in 2002 compared to $17 million in 2001. The lower interest expense in 2002 is the result of lower interest rates as well as a reduction in our short-term debt.

        Other income generally includes royalty income, earnings and losses from corporate-level equity affiliates, gains and losses on the sale of property and businesses, and other miscellaneous income and expenses. Other income was $25 million in 2002 compared with $20 million in 2001. Other income in 2002 includes $12 million of net gains related to the favorable resolution of legal matters related to our in-flight entertainment acquisition in 1998 and the sale of a business several years ago, partially offset by reserves recorded for certain other legal matters. Other income also includes pension and other retirement benefit expenses associated with obligations related to certain former employees of Rockwell that were assumed in connection with the spin-off. Pension and other retirement benefit expense associated with these obligations increased $9 million in 2002.

        Net income in 2002 was $236 million, or 9.5 percent of sales, compared with net income of $149 million, or 5.3 percent of sales, in 2001. Net income in 2002 includes a net gain of $12 million ($7 million after taxes) related to certain legal matters and a favorable restructuring adjustment of $4 million ($2 million after taxes) related to lower severance costs resulting from higher than expected employee attrition. Net income in 2001 includes restructuring, goodwill and asset impairment charges of $183 million ($130 million after taxes). Excluding these items, net income in 2002 was $227 million, or 9.1 percent of sales compared with $279 million, or 9.9 percent of sales, in 2001. The decline in net income in 2002, excluding the special items, resulted from the lower sales volume and less favorable mix in our Commercial Systems business, partially offset by higher earnings in our Government Systems business, savings from our restructuring and other cost saving initiatives, lower interest expense, and a lower effective income tax rate.

        Earnings per share in 2002 was $1.28 compared to $0.80 in 2001. Excluding the effects of the special items, earnings per share in 2002 was $1.23 compared to $1.50 in 2001.

        On an as reported basis, net income in 2001 was $139 million after giving effect to $183 million ($130 million after taxes) of restructuring, goodwill and asset impairment charges. Excluding these items, net income on an as reported basis was $269 million in 2001.

Consolidated Pro Forma Financial Results for 2001 Compared to 2000

        Total sales increased $310 million, or 12 percent, to $2,820 million in 2001 compared to sales of $2,510 million in 2000. This increase resulted primarily from our acquisitions of the Sony Trans Com in-flight entertainment business in the fourth quarter of 2000 and Kaiser Aerospace & Electronics Corporation (Kaiser) in the first quarter of 2001. Excluding these acquisitions, sales in 2001 increased slightly to $2,517 million.

        In 2001, our service sales increased to $258 million from $230 million in 2000. The increase resulted primarily from the acquisition of Sony Trans Com, and the increasing installed base of in-flight entertainment systems. International sales, which include U.S. export sales, declined 7 percent to $948 million in 2001 compared to $1,015 million in 2000. The sales decline resulted primarily from lower sales of commercial avionics and in-flight entertainment equipment to Asian and European customers and the completion of certain European government mandated retrofit programs. This decline was partially offset by increased sales to a Canadian manufacturer of business and regional jets.

        Product cost of sales were $1,901 million in 2001, including $27 million of restructuring charges. Excluding restructuring charges, product cost of sales of $1,874 million were 73.1 percent of product sales in 2001, compared to $1,670 million, or 73.2 percent of product sales in 2000. Service cost of sales were $186 million in 2001, or 72.1 percent of service sales, compared to $168 million, or 73.0 percent of service sales, in 2000.

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

        Interest expense of $17 million in 2001 is based upon pro forma interest expense for the first nine months of 2001 associated with the $300 million of short-term debt incurred to fund the pre-distribution dividend to

Rockwell in connection with the spin-off and actual interest expense for the last three months of 2001. Interest expense of $20 million in 2000 is entirely pro forma interest associated with the $300 million of short-term debt. The lower interest expense in 2001 is the result of lower interest rates as well as a reduction in our short-term debt during the last three months of 2001.

        Other income generally includes royalty income, earnings and losses from corporate-level equity affiliates, gains and losses on the sale of property and businesses, pension and other retirement benefit expenses associated with obligations related to certain former employees of Rockwell that were assumed in connection with the spin-off, and other miscellaneous income and expenses. Other income increased to $20 million in 2001 from $10 million in 2000 primarily as a result of higher pension income associated with pension assets and obligations assumed in connection with the spin-off.

        Net income in 2001 was $149 million after giving effect to $183 million ($130 million after taxes) of restructuring and asset impairment charges. Excluding these items, net income in 2001 was $279 million compared to $262 million in 2000. Net income as a percentage of sales in 2001, excluding the restructuring and asset impairment charges, decreased to 9.9 percent from 10.4 percent in 2000. This decrease resulted from higher warranty and product development costs primarily related to our in-flight entertainment product line, and a higher effective income tax rate.

        Earnings per share in 2001 was $0.80 compared to $1.38 in 2000. Excluding the restructuring and asset impairment charges, earnings per share in 2001 was $1.50 compared to $1.38 in 2000. Earnings per share in 2001 reflect the benefits of lower shares outstanding.

        On an as reported basis, net income for 2001 was $139 million after giving effect to $183 million ($130 million after taxes) of restructuring and asset impairment charges. Excluding these items, net income on an as reported basis was $269 million in 2001, equal to the $269 million of as reported net income in 2000.

Segment Performance

        The following table presents reported and pro forma segment sales and operating earnings information (in millions):

	Year Ended September 30
	Reported			Pro Forma
	2002	2001	2000	2001	2000
Sales(1):
Commercial Systems	$1,377	$1,752	$1,586	$1,752	$1,586
Government Systems	1,115	1,068	924	1,068	924

Total sales	$2,492	$2,820	$2,510	$2,820	$2,510

Segment operating earnings(1)(2):
Commercial Systems	$174	$275	$281	$291	$288
Government Systems	193	165	144	170	144

Total segment operating earnings	367	440	425	461	432
Interest expense	(6)	(3)	—	(17)	(20)
Earnings (losses) from corporate-level equity affiliates	2	1	(3)	1	(3)
Restructuring, goodwill and asset impairment charges	4	(183)	—	(183)	—
General corporate, net	(26)	(31)	(23)	(26)	(21)

Income before income taxes	341	224	399	236	388
Income tax provision	(105)	(85)	(130)	(87)	(126)

Net income	$236	$139	$269	$149	$262

(1)
Effective October 1, 2001 management changed its method of evaluating segment performance and changed the composition of the Commercial Systems segment to include a business acquired as part of the Kaiser acquisition, which was previously reported as part of Government Systems. Prior period amounts have been reclassified to conform to the current year presentation.

(2)
Segment operating earnings, an internal performance measure, excludes income taxes; unallocated general corporate expenses; interest expense; gains and losses from the disposition of businesses; non-recurring charges resulting from purchase accounting such as purchased in-process research and development charges; earnings and losses from corporate-level equity affiliates; special charges related to comprehensive restructuring actions; and other special items as identified by management from time to time. Our definition of segment operating earnings may be different from definitions used by other companies.

Segment Financial Results for 2002 Compared to Pro Forma Financial Results for 2001

        Commercial Systems sales of $1,377 million in 2002 declined $375 million, or 21 percent, from sales of $1,752 million in 2001. This decrease resulted primarily from the downturn in the commercial aerospace industry following the events of September 11, 2001. Commercial avionics sales of $1,036 million in 2002 declined $294 million, or 22 percent, compared to commercial avionics sales of $1,330 million in 2001. Sales of in-flight entertainment products declined $81 million, or 19 percent, to $341 million in 2002 compared with $422 million in 2001. Our Airshow acquisition, completed in August of 2002, added $8 million of sales in 2002. Commercial Systems segment operating earnings were $174 million in 2002 compared with $291 million in 2001. Commercial Systems segment operating earnings as a percentage of sales in 2002 were 12.6 percent compared with 16.6 percent in 2001. This decrease was primarily due to the lower sales volume, a less favorable commercial avionics sales mix, higher development costs related to our in-flight entertainment and integrated information systems, and higher warranty costs related to our in-flight entertainment product line, partially offset by savings from our comprehensive restructuring plan and other cost savings initiatives.

        Government Systems sales were $1,115 million in 2002, an increase of $47 million, or 4 percent, compared to sales of $1,068 million in 2001. Increased sales from data links, global positioning products, and integrated applications solutions related to several C-130 and helicopter programs more than offset a $78 million decline in sales on the KC-135 aircraft retrofit program that was completed in the third quarter of 2001. In addition, our Kaiser acquisition, which was completed in December 2000 accounted for a $25 million increase in 2002 sales compared to the previous year. Government Systems segment operating earnings were $193 million in 2002 compared with $170 million in 2001. Segment operating earnings as a percentage of sales in 2002 increased to 17.3 percent from 15.9 percent in 2001. This increase was primarily due to a favorable sales mix and favorable engineering performance in 2002.

        General corporate, net was $26 million in both 2002 and 2001. General corporate, net in 2002 includes a $12 million net gain related to the favorable resolution of certain legal matters related to our in-flight entertainment acquisition in 1998 and the sale of a business several years ago, partially offset by reserves recorded for certain other legal matters. General corporate, net also includes pension and other retirement benefit expenses related to certain former employees of Rockwell that were assumed in connection with the spin-off. Pension and retirement benefit expense associated with these obligations increased $9 million in 2002.

Segment Pro Forma Financial Results for 2001 Compared to 2000

        In 2001, Commercial Systems sales were $1,752 million, an increase of $166 million, or 10 percent, compared to $1,586 million of sales in 2000. Our Sony Trans Com and Kaiser acquisitions contributed $96 million and $56 million to the sales increase in 2001, respectively. Excluding these acquisitions, sales in 2001 increased $14 million over the prior year. Sales of commercial avionics and other products were up 8 percent during this period resulting from continued demand in the air transport market, increased regional jet production, and the Kaiser acquisition, but were partially offset by lower sales of wide-body in-flight entertainment products. Segment operating earnings for Commercial Systems were $291 million in 2001 compared with $288 million in 2000. Commercial Systems segment operating earnings as a percentage of sales in 2001 were 16.6 percent compared with 18.2 percent in 2000. This decrease was due to higher warranty and product development costs related primarily to our in-flight entertainment product line and higher provisions for bad debts as a result of increased collection risks associated with the commercial airline industry.

        Government Systems reported sales of $1,068 million in 2001 compared with $924 million in 2000, an increase of $144 million or 16 percent. Kaiser, which was acquired in the first quarter of 2001, accounted for $151 million of sales in 2001. Excluding this acquisition, sales in 2001 were $7 million lower than in the prior year primarily due to the completion of the KC-135 flight deck retrofit program in 2001, which was substantially offset by increased sales from global positioning system and data link programs. Government Systems segment operating earnings were $170 million in 2001 compared with $144 million in the prior year. Segment operating earnings as a percentage of sales in 2001 increased to 15.9 percent from 15.6 percent in 2000. This increase was primarily due to the favorable resolution of a U.S. government contract matter.

        Restructuring and asset impairment charges relating to Commercial Systems and Government Systems were $177 million and $6 million, respectively, in 2001.

        General corporate, net increased to $26 million in 2001 compared with $21 million in 2000, primarily resulting from costs associated with the spin-off from Rockwell. General corporate, net in 2001 includes an allocation from Rockwell for the first nine months of 2001 prior to the spin-off and three months of actual costs after the spin-off. General corporate, net also includes income related to pension assets and obligations from certain former employees of Rockwell that were assumed in connection with the spin-off.

Income Taxes

        Our effective income tax rate for 2002 was 31.0 percent, compared to pro forma effective income tax rates of 36.9 percent in 2001 and 32.5 percent in 2000. Excluding the effects of the asset impairment charges in 2001, the pro forma effective income tax rate in 2001 was 33.4 percent. The lower effective tax rate in 2002 is due primarily to the benefits resulting from a research and development tax credit study.

        The Extraterritorial Income Exclusion ("ETI") provides a tax benefit that is an important component of our overall tax rate. In August 2001, the World Trade Organization ("WTO") determined that the ETI provisions of the Foreign Sales Corporation Repeal and Extraterritorial Income Exclusion Act of 2000 constitute an export subsidy prohibited by the WTO. The U.S. Government appealed this decision, but lost its appeal, and on January 29, 2002 the WTO Dispute Settlement Body finalized the original determination. In July 2002, the American Competitiveness and Corporate Accountability Act of 2002 was introduced into Congress, which if enacted, would bring the United States into compliance with the WTO ruling by repealing the ETI regime and creating broad-based reform of U.S. taxation of international transactions. If the ETI regime is repealed, the loss of the tax benefit to our company could significantly increase our effective income tax rate.

Pension Benefits

        We provide pension benefits to most of our employees in the form of defined benefit pension plans. In addition, we assumed assets and obligations for pension benefits in connection with the spin-off transaction for certain former employees of Rockwell. Over the past few years, the combination of the weak economy and weak financial markets have resulted in falling discount rates and lower actual returns on pension plan assets. As a result, the funded status of our pension plans has declined from an overfunded position two years ago to a deficit of $482 million at September 30, 2002, of which $400 million relates to our qualified pension plans. The funded status of our plans includes the effect of a tax-deductible cash contribution to the pension plan of $38 million in 2002 in order to satisfy certain U.S. Government requirements resulting from the spin-off transaction. We are not required to make additional contributions to our pension plans in 2003; however, we are currently evaluating the merits of a discretionary contribution based upon the outlook for the funded status of our pension plans and other strategic considerations. We believe our strong financial position provides us the opportunity to make discretionary contributions to our pension fund without inhibiting our ability to pursue other strategic investments.

        In connection with the decline in the funded status of our qualified plans, our minimum pension liability increased $189 million in 2002 to $265 million at September 30, 2002, compared to $76 million at September 30, 2001. The reduction in shareowners' equity resulting from the minimum pension liability, net of deferred taxes, was $240 million at September 30, 2002 compared to $11 million at September 30, 2001. The minimum liability represents the unfunded accumulated benefit obligation of our plans.

        Pension expense in 2002 was $6 million, compared to pro forma pension income of $11 million in 2001, and pro forma pension expense of $3 million in 2000. This increase is primarily the result of a reduction in the discount rate and our decision to lower the expected rate of return assumption on pension plan assets to 9.00 percent in 2002 from 9.75 percent in 2001 based upon the current investment mix and market outlook.

        We expect pension expense to increase to $20 million in 2003, which reflects the impact of the decline in the funded status of our plans. Unless investment performance improves or discount rates rise, we will likely experience increased pension expense and possible non-discretionary pension plan contributions in years beyond 2003.

Retiree Medical Benefits

        We provide retiree medical benefits to substantially all of our employees and retirees. In addition, we assumed assets and obligations for retiree medical benefits in connection with the spin-off transaction for certain former employees of Rockwell. After several years of modest increases in health care costs in the mid-to-late 1990s, these costs have begun to rise again at significant rates, with many experts expecting annual increases approaching 15 percent over the next few years. As a result of this trend, retiree medical expense increased to $19 million in 2002, excluding a curtailment gain of $14 million related to the workforce reductions associated with our 2001 comprehensive restructuring program. Pro forma retiree medical expense in both 2001 and 2000 was $6 million.

        As a result of these and expected future cost increases, we amended our retiree medical plans in 2002 to, among other plan design changes, establish a fixed company contribution equal to our portion of estimated per capita health care costs in calendar year 2003. Additional contributions will be required from participants for all costs in excess of our fixed contribution amount. This amendment has effectively eliminated the risk related to health care cost trend rates for retiree medical benefits going forward and we expect retiree medical expense in 2003 to be approximately $19 million.

2001 Restructuring, Goodwill and Asset Impairment Charges

Restructuring

        In September 2001, we announced a comprehensive restructuring plan to reduce our workforce and streamline certain operations. These actions were undertaken in response to the sudden and severe decline in anticipated sales volumes in the commercial aerospace market resulting from the September 11, 2001 terrorist attacks. The restructuring plan anticipated involuntary separations of approximately 2,800 employees, or 16 percent of our workforce. These employee separations were broad based and affected all business groups, with the largest number of reductions in the Commercial Systems business and organizations that support commercial product lines. The restructuring plan also included the consolidation of the in-flight entertainment business into one facility in Pomona, California; the closure of certain service centers, sales and other offices in California, Illinois, and Southeast Asia; and the consolidation of certain manufacturing operations. As a result of this plan, we recorded a restructuring charge of $34 million ($22 million after taxes, or 12 cents per share) in the fourth quarter of 2001. This charge was comprised of $28 million of employee separation costs, $4 million of facility exit costs, and $2 million of asset write-downs.

        In the second quarter of 2002, we determined that the cost of these restructuring actions was expected to be $4 million ($2 million after taxes, or 1 cent per share) lower than originally planned, and recorded favorable adjustments of $3 million to Cost of Sales and $1 million to Selling, General and Administrative Expenses. The primary reason for the reduction in cost related to lower than expected severance costs resulting from employee attrition.

        All of the employee separations have been completed and $19 million of employee separation costs have been paid in 2002, with the remaining employee separations costs expected to be paid in early 2003. Facility exit actions are complete. Exit costs associated with these facility actions of $2 million have been paid as of September 30, 2002, and payments will continue through the term of the lease periods for these facilities. We funded the restructuring plan using cash generated by operations.

        Our restructuring plan, combined with other cost saving initiatives, resulted in pre-tax savings of approximately $200 million in 2002. These savings partially offset the operating earnings impact of the sharp decline in sales volume in our Commercial Systems business in 2002.

Goodwill and Asset Impairment Charges

        In connection with our assessment of the business impact of the unexpected decline in the commercial aerospace market as a result of the September 11, 2001 terrorist attacks, we performed reviews of the carrying values of long-lived assets, including related goodwill, to be held and used that were associated with the Commercial Systems business and recorded a total of $149 million ($108 million after taxes, or 58 cents per share) of non-cash asset impairment charges in the fourth quarter of 2001, primarily related to our in-flight entertainment product line.

        These reviews focused on the long-lived assets recorded in connection with the Sony Trans Com and Hughes-Avicom acquisitions, which now comprise the in-flight entertainment product line. The financial instability of commercial airlines combined with the discretionary nature of expenditures on in-flight entertainment equipment resulted in significantly lower demand for these products. As a result of our review, we recorded asset impairment charges of $136 million related to the goodwill, intangible assets, and property of the in-flight entertainment product line. In addition, we recorded $13 million of charges related to software license agreements used in certain other product lines serving the commercial aerospace market. Sales of these products were adversely affected by the downturn in the commercial aerospace market with technological obsolescence expected to outpace any recovery in demand.

Financial Condition and Liquidity

Cash Flow Summary

        Cash provided by operations was $453 million in 2002, $193 million in 2001 and $281 million in 2000. Free cash flow was $397 million in 2002, $83 million in 2001 and $183 million in 2000. We define free cash flow, an internal performance measure, as cash provided by operating activities and proceeds from dispositions of property, reduced by capital expenditures. Our definition of free cash flow may be different from definitions used by other companies. Cash provided by operations and free cash flow were significantly higher in 2002 due to improved working capital performance, primarily from strong cash collections, improved inventory management, and the successful deployment of our enterprise resource planning system at two of our businesses. Reductions in capital expenditures also had a favorable impact to free cash flow in 2002. Cash provided by operations and free cash flow were lower in 2001 compared to 2000 primarily as a result of working capital growth in receivables and inventories. Receivables increased in 2001 primarily due to the timing of sales as we posted record sales in the fourth quarter of 2001. Inventories increased in 2001 primarily as a result of higher sales volumes combined with planned inventory builds associated with the implementation of our enterprise resource planning system.

        Cash used for investing activities was $239 million in 2002, compared to $405 million in 2001, and $221 million in 2000. Capital expenditures were $62 million in 2002, $110 million in 2001, and $98 million in 2000. The decrease in capital expenditures in 2002 was in response to the downturn in the commercial aerospace markets. We expect capital expenditures to be approximately $110 million in 2003. Cash investments for acquisitions were $193 million in 2002, $292 million in 2001, and $123 million in 2000. Acquisitions over the past three years included the purchase of Airshow and ComSol in 2002, Kaiser in 2001, and Sony Trans Com in 2000. We continuously evaluate acquisition opportunities and expect to continue to acquire businesses and capabilities as an integral component of our overall growth strategy. We expect to finance future acquisitions using cash generated from operations, issuance of debt, issuance of common stock or other securities, or a combination thereof.

        Cash used for financing activities was $221 million in 2002. Strong free cash flow generation not only provided a source of funding for our acquisitions in 2002, but also provided funds to repurchase $102 million, or 4.5 million shares, of Rockwell Collins common stock at an average price of $22.74 per share under our share repurchase program and enabled us to reduce our outstanding commercial paper borrowings by $70 million. In addition, we declared and paid cash dividends of $0.36 per share, totaling $66 million, in 2002. We expect annual dividends to be $0.36 per share in 2003 and expect to fund these dividends using cash generated by operations. The declaration and payment of dividends, however, will be at the sole discretion of the Board of Directors.

        Cash provided by financing activities in 2001 was $251 million and included the issuance of $300 million in commercial paper used to fund a pre-distribution dividend to Rockwell in connection with the spin-off transaction. Cash used for financing activities in 2000 was $52 million.

Liquidity

        Our primary source of liquidity is through short-term borrowings in the commercial paper market. Our access to that market is facilitated by the strength of our credit ratings and $1 billion of committed credit facilities with several banks (Revolving Credit Facilities). Our current ratings as provided by Moody's Investors Service, Standard & Poor's and Fitch, Inc. are A-2 / A / A, respectively, for long-term debt and P-1 / A-1 / F-1, respectively, for short-term debt. Moody's and Standard & Poor's placed a "negative outlook" on our credit ratings shortly after September 11, 2001 due to the adverse impact of this event on the commercial aerospace industry. The "negative outlook" ratings have not impaired our access to the commercial paper markets. Our ratings with Fitch, Inc. continue to have a "stable outlook".

        Under our commercial paper program, we may sell up to $1 billion face amount of unsecured short-term promissory notes in the commercial paper market. The commercial paper notes may bear interest or may be sold at a discount and have a maturity of not more than 364 days from time of issuance. Borrowings under the commercial paper program are available for working capital needs and other general corporate purposes. Commercial paper borrowings outstanding were $132 million at September 30, 2002.

        Our Revolving Credit Facilities consist of a five-year $500 million portion expiring in May 2006 and a 364-day $500 million portion which expires May 28, 2003. The Revolving Credit Facilities exist primarily to support our commercial paper program, but are available to the Company in the event our access to the commercial paper market is impaired or eliminated. Our only financial covenant under the Revolving Credit Facilities requires that our company maintain a consolidated debt to total capitalization ratio of not greater than 60 percent. Our debt to total capital ratio at September 30, 2002 was 12 percent. At our election, the 364-day portion of the Revolving Credit Facilities can be converted to a one-year term loan. Our credit facilities do not contain any rating downgrade triggers that would accelerate the maturity of our indebtedness. There were no borrowings outstanding under our Revolving Credit Facilities as of September 30, 2002.

        In addition to our Revolving Credit Facilities and commercial paper program, we have a shelf registration statement filed with the Securities and Exchange Commission covering up to $750 million in debt securities, common stock, preferred stock or warrants that may be offered in one or more offerings on terms to be determined at the time of sale. Net proceeds of any offering will be used for general corporate purposes, with possible uses including repayment of existing indebtedness, capital expenditures, acquisitions and share repurchases.

        If our credit ratings were to be adjusted downward by the rating agencies, the implications of such actions could include elimination of access to the commercial paper market and an increase in the cost of borrowing. In the event that we do not have access to the commercial paper market, alternative sources of funding could include borrowings under the Revolving Credit Facilities, funds available from the issuance of securities under our shelf registration, and potential asset securitization strategies.

Contractual Obligations and Other Commitments

        The following table reflects certain of our contractual obligations and other commitments as of September 30, 2002 (in millions):

	Payments Due By Period
	Total	Less than 1 Year	1 - 3 Years	Thereafter
Non-cancelable operating leases	$51	$17	$26	$8
Research and development arrangement	18	9	9	—
Commercial paper borrowings	132	132	—	—

Total	$201	$158	$35	$8

        We lease certain office and manufacturing facilities as well as certain machinery and equipment under various lease contracts with terms that meet the accounting definition of operating leases. Our commitments under these operating leases, in the form of non-cancelable future lease payments, are not reflected as a liability on our Statement of Financial Position. In connection with our 50 percent equity investment in Rockwell Scientific, we have guaranteed the lease obligation of a Rockwell Scientific facility in the amount of $4 million that expires ratably through December 2011. We have no other material outstanding guarantees of debt relating to our customers, suppliers, joint venture affiliates, or any other party.

        As of September 30, 2002, we had outstanding letters of credit totaling $92 million issued by banks to support certain contractual obligations to our customers. If we fail to meet these contractual obligations, these letters of credit may become a liability of our company.

Environmental

        We are subject to federal, state and local regulations relating to the discharge of substances into the environment, the disposal of hazardous wastes, and other activities affecting the environment that have had and will continue to have an impact on our manufacturing operations. These environmental protection regulations may require the investigation and remediation of environmental impairments at current and previously owned or leased properties. In addition, lawsuits, claims and proceedings have been asserted on occasion against us alleging violations of environmental protection regulations, or seeking remediation of alleged environmental impairments, principally at previously owned or leased properties. We are currently involved in the investigation or remediation of seven sites under these regulations or pursuant to lawsuits asserted by third parties. As of September 30, 2002, management estimates that the total reasonably possible cost we could incur from these matters to be about $12 million. We have recorded $3 million of environmental reserves for these matters as of September 30, 2002, which represents management's estimate of the probable future cost for these matters.

        In addition, we assumed liabilities for certain environmental matters relating to properties acquired in connection with our purchase of Kaiser. We have rights to indemnification for these matters from the escrow funds set aside at the time of acquisition. At September 30, 2002, we have filed claims against the escrow fund for these matters in the amount of $2 million. In addition, we may be liable for environmental matters related to certain other properties previously owned or leased by Kaiser. Liability for these matters is subordinated to third parties; however, failure of these third parties to satisfy their obligations related to these properties could cause these liabilities to revert to us. We have rights to indemnification for these matters from the escrow funds in the amount of $8 million set aside at the time of acquisition. We believe the amount of these escrow funds are sufficient to address these matters.

        To date, compliance with environmental regulations and resolution of environmental claims have been accomplished without material effect on our liquidity and capital resources, competitive position or financial condition. Management believes that expenditures for environmental capital investment and remediation necessary to comply with present regulations governing environmental protection and other expenditures for the resolution of environmental claims will not have a material adverse effect on our business or financial condition, but could possibly be material to the results of operations of any one period. We cannot assess the possible effect of compliance with future environmental regulations.

Recently Issued Accounting Standards

        In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS 143). SFAS 143 requires the recording of the fair value of liabilities associated with the retirement of long-lived assets when there is a legal or contractual requirement to incur such costs. We will adopt SFAS 143 effective October 1, 2002, and this adoption is not expected to have a material effect on our results of operations or financial position.

        In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). SFAS 144 provides new guidance on the recognition of impairment losses on long-lived assets to be held and used or to be disposed of and replaces SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. SFAS 144 also broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented. We will adopt SFAS 144 effective October 1, 2002. SFAS 144 is not expected to materially change the methods used to measure impairment losses on long-lived assets, but may result in more matters being reported as discontinued operations than is permitted under current accounting principles.

        In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146). SFAS 146 requires liabilities associated with exit or disposal activities to be recognized at the time they are incurred rather than at the date of a commitment by management to an exit or disposal plan. SFAS 146 is required to be applied prospectively to any exit or disposal activities initiated subsequent to December 31, 2002, and may change the timing of when certain charges are recorded by the Company in connection with future exit, disposal, or restructuring activities.

Critical Accounting Policies

        The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management of Rockwell Collins to make estimates, judgements, and assumptions that affect our financial condition and results of operations that are reported in the accompanying consolidated financial statements as well as the related disclosure of assets and liabilities contingent upon future events.

        Understanding of the critical accounting policies discussed below and risks associated therewith are important in evaluating the financial condition and results of operations of Rockwell Collins. Management believes the following accounting policies used in the preparation of the consolidated financial statements are critical to the portrayal of our financial condition and results of operations as they involve a significant use of management judgement on matters that are inherently uncertain. If actual results differ significantly from management's estimates, there could be a material effect on our financial condition, results of operations and cash flows. Management has discussed the identification and development of these critical accounting policies with the Audit Committee of the Board of Directors.

Allowance for Doubtful Accounts

        Allowances are established in order to report receivables at net realizable value on our Statement of Financial Position. The determination of these allowances requires management to make estimates and judgements as to the collectibility of customer account balances. These allowances are estimated by reviewing the financial condition and collection experience with our customers, and by considering both current and projected economic and market conditions. Receivables from customers who file bankruptcy are generally reserved for at 100 percent with the uncollectible portion written off upon resolution from the bankruptcy court. Management currently believes that our commercial customers, especially those in the commercial airline industry, are the primary source of risk for uncollectible receivables. Commercial Systems receivables at September 30, 2002 were $254 million, of which approximately $116 million was associated with commercial airlines.

        At September 30, 2002, we have $16 million in allowances for doubtful accounts recorded on a total accounts receivable balance of $540 million. Although management believes this allowance to be adequate, we are not able to predict with certainty the changes in the financial stability of our customers. Any material change in the financial status of any one or group of customers could have a material adverse effect on our results of operations in the period in which additional allowances are required.

Inventory Valuation Reserves

        Inventory valuation reserves are recorded in order to report inventories at the lower of cost or market on our Statement of Financial Position. The determination of valuation reserves requires management to make estimates and judgements on the future salability of inventories. Valuation reserves for excess, obsolete, and slow moving inventory are estimated by comparing the inventory levels of individual parts to both future sales forecasts or production requirements and historical usage rates in order to identify inventory that is unlikely to be sold above cost. Other factors that management considers in determining these reserves include overall market conditions and other inventory management initiatives. Management can generally react to reduce the likelihood of severe excess and slow-moving inventory issues by changing purchasing behavior and practices provided there are no abrupt changes in market conditions. Sudden and prolonged changes in market conditions, however, can result in levels of inventories that exceed future production requirements or sales forecasts requiring the need for additional valuation reserves.

        Management believes its primary source of risk for excess and obsolete inventory stems from our in-flight entertainment product line that tends to experience quicker technological obsolescence than our other products. In addition, higher risk is also associated with the purchase of "life-time buy" inventory, which is inventory that is typically no longer being produced by our vendors but for which we purchase multiple years of supply in order to meet production and service requirements over the life span of a product. Life-time buy inventory on hand at September 30, 2002 is approximately $86 million.

        At September 30, 2002, we have $102 million of inventory valuation reserves recorded on $755 million of total inventory on hand. Although management believes these reserves are adequate, any abrupt changes in market conditions may require us to record additional inventory valuation reserves which could have a material adverse effect on our results of operations in the period in which these additional reserves are required.

Accounting for Long-Term Contracts

        A substantial portion of our sales to government related customers and certain of our sales to commercial customers are made pursuant to long-term contracts requiring development and delivery of products over several years and often contain fixed-price purchase options for additional products. Certain of these contracts are accounted for under the percentage-of-completion method of accounting under the American Institute of Certified Public Accountants' Statement of Position 81-1 Accounting for Performance of Construction-Type and Certain Production-Type Contracts (SOP 81-1). Sales and earnings under these contracts are recorded either as products are shipped under the units-of-delivery method (for production effort), or based on the ratio of actual costs incurred to total estimated costs expected to be incurred related to the contract under the cost-to-cost method (for development effort).

        The percentage-of-completion method of accounting requires management to estimate the profit margin for each individual contract and to apply that profit margin on a uniform basis as sales are recorded under the contract. The estimation of profit margins requires management to make projections of the total sales to be generated and the total costs that will be incurred under a contract. These projections require management to make numerous assumptions and estimates relating to such items as the complexity of design and related development costs, performance of subcontractors, availability and cost of materials, labor productivity and cost, overhead and capital costs, and manufacturing efficiency. Other variables include purchase options for additional quantities and the recoverability of costs associated with customer change orders for additional or revised product functionality. Sales and costs related to profitable purchase options are included in our estimates only when the options are exercised while sales and costs related to unprofitable purchase options are included in our estimates when exercise is determined to be probable. Change orders are accounted for either as an integral part of the original contract or separately depending upon the nature and value of the item. Sales related to change orders are included in profit estimates only if they can be reliably estimated and collectibility is reasonably assured. Anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable. We combine or segment contracts only when the criteria under SOP 81-1 are met.

        Estimates of profit margins for contracts are typically reviewed by management on a quarterly basis. Assuming the initial estimates of sales and costs under a contract are accurate, the percentage-of-completion method results in the profit margin being recorded evenly over the term of the contract. Changes in these underlying estimates due to revisions in sales and cost estimates, the combining of contracts, or the exercise of contract options may result in profit margins being recognized unevenly over a contract as such changes are accounted for using the cumulative catch-up method. Significant changes in estimate related to accounting for long-term contracts may have a material adverse effect on our results of operations in the period in which the revised estimate is made.

Warranty

        Reserves are recorded on our Statement of Financial Position to reflect our contractual liabilities relating to warranty commitments to our customers. We provide warranty coverage of various lengths and terms to our customers depending on standard offerings and negotiated contractual agreements. We record an estimate for warranty expense at the time of sale based on historical warranty return rates and repair costs. We believe our primary source of risk related to warranty obligations relates to our in-flight entertainment products and extended warranty terms across all businesses. At September 30, 2002 we have recorded $141 million of warranty reserves that were determined based upon historical warranty return rates and repair costs. Should future experience differ materially from our historical experience, we may be required to record additional warranty reserves which could have a material adverse effect on our results of operations in the period in which these additional reserves are required.

Retiree Benefits

        We provide retirement benefits to most of our employees in the form of defined benefit pension plans (Pension Benefits) and retiree medical and other insurance plans (Other Retirement Benefits). Accounting standards require the cost of providing these benefit programs be measured on an actuarial basis. These accounting standards will generally reduce the volatility of the reported benefit obligations and related benefit expense as actuarial gains and losses resulting from both normal year-to-year changes in valuation assumptions and the differences from actual experience are deferred and amortized. The application of these accounting standards requires management to make numerous assumptions and judgments that can significantly affect these measurements. Critical assumptions made by management in performing these actuarial valuations include the selection of discount rates, expectations on the future rate of return on pension plan assets, and estimates of future health care cost trend rates.

        Discount rates are used to determine the present values of our benefit obligations and also affect the amount of benefit expense recorded in any given period. We estimate this discount rate based on the rates of return of high quality, fixed-income investment indexes with maturity dates that reflect the expected time horizon that benefits will be paid. Changes in the discount rate could have a material effect on our reported benefit obligations and related benefit expense. Over the past three years, discount rates have decreased from 8.0 percent to 7.0 percent, which has significantly increased our reported benefit obligations and have contributed to an increase in our benefit expense for both Pension Benefit and Other Retirement Benefits.

        The expected rate of return is our estimate of the long-term earnings rate on our pension plan assets. Our current expected long-term rate of return assumption is 9.0 percent and we believe this rate of return is appropriate given our investment mix, the expected time horizon that benefits will be paid, and our historical investment performance. Our actual average return on pension plan assets over the past ten, fifteen and twenty-year periods has approximated this expected rate of return. Over the past three years, our actual rate of return on pension plan assets has been less than our expected rate of return which has contributed to an increase in our benefit expense for Pension Benefits. Should our actual rate of return continue to remain below our expected return rate of 9.0 percent, our benefit expense for Pension Benefits will likely continue to increase.

        Health care cost trend rates for retiree medical insurance are a significant driver of our overall Other Retirement Benefits obligation and related benefit expense. These trend rates are estimated based upon historical experience and future expectations. In recent years, we have experienced higher than anticipated trend rates resulting in an increased benefit obligation and increased benefit expense for Other Retirement Benefits. In the fourth quarter of 2002 and in addition to other plan design changes, we amended our retiree medical plans to establish a fixed company contribution equal to our portion of estimated per capita health care costs in calendar year 2003. This amendment has effectively eliminated the risk related to health care cost trend rates for retiree medical insurance.

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

Interest Rate Risk

        In addition to using cash provided by normal operating activities, we utilize short-term commercial paper borrowings to finance operations and business acquisitions. At September 30, 2002, commercial paper borrowings outstanding were $132 million compared with $202 million at September 30, 2001. Although the interest rates are fixed through the maturity date, we are exposed to interest rate risk upon maturity of commercial paper borrowings as we will generally refinance all or a portion of this debt by issuing new commercial paper at market interest rates that may be higher or lower at that time. If market interest rates would have averaged 25 percent higher in either 2002 or 2001, the effect on results of operations would not have been material. Due to the short-term nature of commercial paper outstanding, the fair value of these obligations approximated its carrying value at September 30, 2002.

Foreign Currency Risk

        We are exposed to foreign currency risks that arise from normal business operations. These risks include the translation of local currency balances of our foreign subsidiaries, intercompany loans with foreign subsidiaries and transactions denominated in foreign currencies. Our objective is to minimize our exposure to these risks through a combination of normal operating activities (by requiring, where possible, export sales to be denominated in United States dollars) and utilizing foreign currency forward exchange contracts to manage our exposure on transactions denominated in currencies other than the applicable functional currency. For the year ended September 30, 2002, approximately 36 percent of our total sales consisted of sales outside of the United States, with less than 10 percent of total sales denominated in currencies other than the United States dollar. Foreign currency forward exchange contracts are executed with creditworthy banks and are denominated in currencies of major industrial countries. It is our policy not to enter into derivative financial instruments for speculative purposes. We do not hedge our exposure to the translation of reported results of our foreign subsidiaries from the local currency to the United States dollar.

        At September 30, 2002, we had outstanding foreign currency forward exchange contracts with notional amounts of $141 million compared with $156 million at September 30, 2001, primarily consisting of contracts to exchange the euro and pound sterling. Notional amounts are stated in the U.S. dollar equivalents at spot exchange rates at the respective dates. The use of these contracts allows us to manage transactional exposure to exchange rate fluctuations as the gains and losses incurred on the foreign currency forward exchange contracts will offset, in whole or in part, losses or gains on the underlying foreign currency exposure. As of September 30, 2002 and 2001, the foreign currency forward exchange contracts are recorded at fair value in Other Current Assets in the amounts of $4 million and $4 million, respectively, and Other Current Liabilities in the amounts of $2 million and $4 million, respectively. A hypothetical 10 percent adverse change in underlying foreign currency exchange rates associated with these contracts would not be material to our financial condition, results of operations, or cash flows.

Cautionary Statement

        This Annual Report to Shareowners, and documents that are incorporated by reference to our Annual Report on Form 10-K filed with the SEC, contain statements, including certain projections and business trends, accompanied by such phrases as "believes", "estimates", "expects", "could", "likely", "anticipates", "will", "intends", and other similar expressions, that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to the consequence of past and future terrorist attacks; political turmoil in the Middle East; the timing related to restoring consumer confidence in air travel; the health of the global economy as well as the commercial aerospace industry; domestic and foreign government spending, budgetary and trade policies; economic and political changes in international markets where we compete; demand for and market acceptance of new and existing products; potential cancellation or delay of orders by commercial customers; customer bankruptcy; labor work stoppages; market performance of our pension assets; medical plan expenses; recruitment and retention of qualified personnel; our ability to successfully execute to our internal performance plans; favorable outcomes of certain customer procurements; changes to government policies and regulations; new aircraft build rates; product reliability and cost of repairs; the cyclical nature of our businesses; factors that result in significant disruption to air travel or reduction to airline profitability; our customers' willingness to outsource avionics maintenance and service; successful execution of our acquisition, strategic and integration plans; our ability to remain competitive in a highly competitive and rapidly changing marketplace; award of production contracts at the current projected quantities; our ability to handle production rate increases and decreases; and the uncertainties of the outcome of litigation, as well as other risks and uncertainties, including but not limited to those detailed herein and from time to time in our other SEC filings. These forward-looking statements are made only as of the date hereof.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

        We, the management team of Rockwell Collins, are responsible for the preparation, integrity and objectivity of the financial statements and other financial information we have presented in this report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, applying our estimates and judgments.

        Our internal controls are designed to provide reasonable assurance as to the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability of assets. These controls are based on established written policies and procedures, are implemented by trained, skilled personnel with an appropriate segregation of duties and are monitored through a comprehensive internal audit program. Rockwell Collins is committed to maintaining the highest ethical standards and business practices throughout the world.

        Deloitte & Touche LLP, our independent auditors, are retained to audit our financial statements. Their accompanying report is based on audits conducted in accordance with auditing standards generally accepted in the United States of America, which include the consideration of our internal controls to establish a basis for reliance in determining the nature, timing and extent of audit tests to be applied.

        Our Board of Directors exercises its responsibility for these financial statements through its Audit Committee, which consists entirely of independent, non-management, Board members. The Audit Committee meets regularly with the independent auditors and with the Company's internal auditors, both privately and with management present, to review accounting, auditing, internal controls and financial reporting matters.

/s/ Clayton M. Jones Clayton M. Jones Chairman, President & Chief Executive Officer	/s/ Lawrence A. Erickson Lawrence A. Erickson Senior Vice President & Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareowners of
Rockwell Collins, Inc.

        We have audited the accompanying consolidated statement of financial position of Rockwell Collins, Inc. and subsidiaries (the "Company") (formerly the avionics and communications business of Rockwell Automation, Inc.—see Note 1) as of September 30, 2002 and 2001, and the related consolidated statements of operations, of cash flows, and of shareowners' equity and comprehensive income for each of the three years in the period ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        The accompanying consolidated financial statements for the years ended September 30, 2001 and 2000 were prepared to present the results of operations and cash flows of the Company, as described in Note 1 to the consolidated financial statements, and may not necessarily be indicative of the results of operations and cash flows if the Company had been operated as a stand-alone entity during such periods.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Notes 8 and 23 to the consolidated financial statements, the Company changed its method of accounting for goodwill and certain other intangible assets effective October 1, 2001.

/s/  DELOITTE & TOUCHE LLP

Chicago, Illinois
October 29, 2002

ROCKWELL COLLINS, INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions, except per share amounts)

	September 30
	2002	2001
ASSETS
Current Assets:
Cash	$49	$60
Receivables	524	637
Inventories	653	727
Current deferred income taxes	191	189
Other current assets	21	24

Total current assets	1,438	1,637
Property	411	439
Intangible Assets	124	101
Goodwill	332	184
Other Assets	255	276

TOTAL ASSETS	$2,560	$2,637

LIABILITIES AND SHAREOWNERS' EQUITY
Current Liabilities:
Short-term debt	$132	$202
Accounts payable	204	227
Compensation and benefits	219	231
Income taxes payable	20	15
Product warranty costs	141	146
Other current liabilities	327	323

Total current liabilities	1,043	1,144
Retirement Benefits	495	341
Other Liabilities	35	42
Shareowners' Equity:
Common stock ($0.01 par value; shares authorized: 1,000; shares issued: 2002, 183.8; 2001, 183.6)	2	2
Additional paid-in capital	1,208	1,201
Retained earnings (accumulated deficit)	91	(65)
Accumulated other comprehensive loss	(252)	(28)
Common stock in treasury, at cost (shares held: 2002, 2.8; 2001, -)	(62)	—

Total shareowners' equity	987	1,110

TOTAL LIABILITIES AND SHAREOWNERS' EQUITY	$2,560	$2,637

See Notes to Consolidated Financial Statements.

ROCKWELL COLLINS, INC.

CONSOLIDATED STATEMENT OF OPERATIONS
(in millions, except per share amounts)

	Year Ended September 30
	2002	2001	2000
Sales:
Product sales	$2,238	$2,562	$2,280
Service sales	254	258	230

Total sales	2,492	2,820	2,510
Costs, expenses and other:
Product cost of sales	1,678	1,922	1,677
Service cost of sales	185	186	168
Selling, general and administrative expenses	307	351	274
Asset impairment charges (Note 16)	—	75	—
Goodwill impairment charges (Note 16)	—	74	—
Interest expense	6	3	—
Other income	(25)	(15)	(8)

Total costs, expenses and other	2,151	2,596	2,111

Income before income taxes	341	224	399
Income tax provision	105	85	130

Net income	$236	$139	$269

Earnings per share:
Basic	$1.29
Diluted	$1.28
Weighted average common shares:
Basic	183.1
Diluted	184.1
Cash dividends per share	$0.36

See Notes to Consolidated Financial Statements.

ROCKWELL COLLINS, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions)

	Year Ended September 30
	2002	2001	2000
Operating Activities:
Net income	$236	$139	$269
Adjustments to arrive at cash provided by operating activities:
Depreciation	98	98	90
Amortization of intangible assets	7	40	16
Pension plan contributions	(46)	(7)	(6)
Deferred income taxes	50	(26)	24
Asset impairment charges (Note 16)	—	75	—
Goodwill impairment charges (Note 16)	—	74	—
Tax benefit from exercise of stock options	4	—	—
Changes in assets and liabilities, excluding effects of acquisitions, divestitures, and foreign currency adjustments:
Receivables	122	(104)	34
Inventories	78	(49)	17
Accounts payable	(32)	19	(46)
Income taxes payable	5	8	(2)
Compensation and benefits	(3)	9	(16)
Other assets and liabilities	(66)	(83)	(99)

Cash Provided by Operating Activities	453	193	281

Investing Activities:
Property additions	(62)	(110)	(98)
Acquisition of businesses, net of cash acquired	(193)	(292)	(123)
Investment in equity affiliates	(5)	(3)	—
Proceeds from the disposition of businesses	15	—	—
Proceeds from the disposition of property	6	—	—

Cash Used for Investing Activities	(239)	(405)	(221)

Financing Activities:
Increase (decrease) in short-term borrowings, net	(70)	202	—
Purchase of treasury stock	(102)	—	—
Cash dividends	(66)	(17)	—
Pre-Distribution dividend to Rockwell International (Note 1)	—	(300)	—
Proceeds from exercise of stock options	17	—	—
Net transfers from (to) Rockwell International	—	366	(52)

Cash (Used for) Provided by Financing Activities	(221)	251	(52)

Effect of exchange rate changes on cash	(4)	1	(8)

Net Change in Cash	(11)	40	—
Cash at Beginning of Year	60	20	20

Cash at End of Year	$49	$60	$20

See Notes to Consolidated Financial Statements.

ROCKWELL COLLINS, INC.

CONSOLIDATED STATEMENT OF SHAREOWNERS' EQUITY
AND COMPREHENSIVE INCOME
(in millions)

	Year Ended September 30
	2002	2001	2000
Common Stock
Beginning balance	$2	$—	$—
Common stock issued in connection with the Distribution	—	2	—

Ending balance	2	2	—

Additional Paid-In Capital
Beginning balance	1,201	—	—
Shares issued under incentive plans	5	—	—
Common stock issued in connection with the Distribution	—	1,188	—
Other Distribution adjustments	2	13	—

Ending balance	1,208	1,201	—

Retained Earnings (Accumulated Deficit)
Beginning balance	(65)	—	—
Net earnings (loss) after the Distribution	236	(48)	—
Shares issued under incentive plans	(14)	—	—
Cash dividends	(66)	(17)	—

Ending balance	91	(65)	—

Accumulated Other Comprehensive Loss
Beginning balance	(28)	(29)	(25)
Currency translation gain (loss)	5	3	(8)
Minimum pension liability adjustment	(229)	(2)	4

Ending balance	(252)	(28)	(29)

Common Stock in Treasury
Beginning balance	—	—	—
Share repurchases	(102)	—	—
Shares issued from treasury	40	—	—

Ending balance	(62)	—	—

Rockwell International's Net Investment
Beginning balance	—	937	720
Net income prior to the Distribution	—	187	269
Net transfers from (to) Rockwell International	—	366	(52)
Pre-Distribution dividend to Rockwell International	—	(300)	—
Common stock issued in connection with the Distribution	—	(1,190)	—

Ending balance	—	—	937

Total Shareowners' Equity	$987	$1,110	$908

Comprehensive Income
Net income	$236	$139	$269
Other comprehensive (loss) income, net of deferred taxes (2002, $135; 2001, $1; 2000, $(1))	(224)	1	(4)

Comprehensive income	$12	$140	$265

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Basis of Presentation

        Rockwell Collins, Inc. (the Company or Rockwell Collins) provides aviation electronics and airborne and mobile communications products and systems for commercial and military applications. Rockwell Collins became an independent, publicly held company on June 29, 2001, when Rockwell International Corporation, renamed Rockwell Automation, Inc. (Rockwell), spun off its former avionics and communications business (Avionics and Communications) and certain other assets and liabilities of Rockwell by means of a distribution (the Distribution) of all the outstanding shares of common stock of the Company to the shareowners of Rockwell in a tax-free spin-off. In connection with the Distribution, the Company paid a pre-Distribution dividend of $300 million to Rockwell, which was funded through the issuance of commercial paper.

        The financial statements as of, and for the periods subsequent to, the Distribution reflect the financial position, results of operations and cash flows of the Company and its consolidated subsidiaries on a basis that reflects the historical assets, liabilities, and operations of the business contributed to the Company by Rockwell.

        The financial statements for periods prior to the Distribution reflect the financial position, results of operations and cash flows of Avionics and Communications as operated by Rockwell prior to the Distribution, as well as the Company's share of earnings and losses from its 50 percent ownership interest in Rockwell Scientific Company, LLC (Rockwell Scientific) that was transferred to the Company in connection with the Distribution. These financial statements also include an allocation for management and other services provided by Rockwell to the Company including, but not limited to, corporate oversight, financial, legal, tax, payroll, and employee benefits administration services. Total costs allocated to the Company for these services were $27 million and $36 million for the years ended September 30, 2001 and 2000, respectively. Management believes that the method used to allocate these costs to the Company was reasonable and the amounts approximate the costs that would have been incurred by the Company on a stand-alone basis. The financial statements for periods prior to the Distribution are not necessarily indicative of what the financial position, results of operations and cash flows would have been if Rockwell Collins had been an independent public company during such periods.

        Certain prior year amounts have been reclassified to conform to the current year presentation.

2.    Significant Accounting Policies

  Consolidation

        The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries in which the Company has control. The Company's investments in non-controlled entities in which it has the ability to exercise significant influence over operating and financial policies are accounted for under the equity method and are classified as Other Assets in the Statement of Financial Position. All significant intercompany transactions have been eliminated.

  Revenue Recognition

        Sales related to certain long-term contracts requiring development and delivery of products over several years are accounted for under the percentage-of-completion method of accounting under the American Institute of Certified Public Accountants' Statement of Position 81-1 Accounting for Performance of Construction-Type and Certain Production-Type Contracts (SOP 81-1). Sales and earnings under these contracts are recorded either as products are shipped under the units-of-delivery method (for production effort), or based on the ratio of actual costs incurred to total estimated costs expected to be incurred related to the contract under the cost-to-cost method (for development effort). Sales and costs related to profitable purchase options are included in estimates only when the options are exercised while sales and costs related to unprofitable purchase options are included in estimates when exercise is determined to be probable. Change orders are accounted for either as an integral part of the original contract or separately depending upon the nature and value of the item. Sales related to change orders are included in profit estimates only if they can be reliably estimated and collectibility is reasonably assured. Anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable. Changes in estimates of profit or loss on contracts are included in earnings under the cumulative catch- up method.

        The Company recognizes sales for products or services not meeting the criteria of SOP 81-1 when all of the following criteria are met: an agreement of sale exists, product delivery and acceptance has occurred or services have been rendered, pricing is fixed or determinable, and collection is reasonably assured.

        The Company provides maintenance, logistics support, and other services to certain customers under long-term contracts. Certain contracts are fixed price contracts with sales recognized ratably over the contractual life, while other contracts have a fixed hourly rate with sales recognized based upon actual labor or flight hours incurred.

  Research and Development

        Research and development expenditures under Company-initiated programs are expensed as incurred. Customer-funded research and development expenditures include activities relating to the development of new products and the improvement of existing products which are accounted for as contract costs, and the reimbursement is accounted for as a sale.

  Foreign Currency Translation

        Assets and liabilities of subsidiaries operating outside of the United States with a functional currency other than the U.S. dollar are translated into U.S. dollars using exchange rates at the end of the respective period. Sales, costs and expenses are translated at average exchange rates effective during the respective period. Foreign currency translation gains and losses are included as a component of Accumulated Other Comprehensive Loss. Foreign currency transaction gains and losses are included in the Statement of Operations in the period incurred.

  Earnings Per Share Information

        Earnings per share information for 2001 and 2000 has not been presented in the Statement of Operations, as the Company was not an independent company during each of these years. Earnings per share information has been presented on a pro forma basis in Note 23 for 2001 and 2000 as if the Distribution had taken place on October 1, 1999 and giving effect to new accounting standards recently adopted.

  Cash

        Cash includes time deposits and certificates of deposit with original maturity dates of three months or less.

  Inventories

        Inventories are stated at the lower of cost or market using standard costs which approximate the first-in, first-out method, less related progress payments received. Market is determined on the basis of estimated realizable values on a part level basis in order to establish inventory valuation reserves. Inventoried costs include direct costs of manufacturing, engineering and tooling, and allocable overhead costs.

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

  Goodwill and Intangible Assets

        Goodwill and other intangible assets generally result from business acquisitions. Effective October 1, 2001, the Company accounts for goodwill and purchased intangible assets under Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations (SFAS 141), and SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142). Business acquisitions are accounted for under the purchase method by assigning the purchase price to tangible and intangible assets acquired and liabilities assumed, including research and development projects which have not yet reached technological feasibility and have no alternative future use (purchased research and development). Assets acquired and liabilities assumed are recorded at their fair values; the appraised value of purchased research and development is immediately charged to expense; and the excess of the purchase price over the amounts assigned is recorded as goodwill. Assets acquired and liabilities assumed are allocated to the Company's "reportable units" based upon the Company's integration plans and internal reporting structure. Purchased intangible assets with finite lives are amortized over the estimated useful lives. Goodwill and intangible assets with indefinite lives are not amortized, but reviewed at least annually for impairment. Prior to the adoption of SFAS 141 and SFAS 142, all goodwill and intangible assets were amortized over their estimated useful lives ranging from three to forty years.

  Impairment of Long-Lived Assets

        The Company assesses the impairment of long-lived assets, excluding goodwill and indefinite-lived intangible assets, in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of (SFAS 121). Under SFAS 121, long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying amount of a long-lived asset may not be recoverable and for all assets to be disposed. Long-lived assets held for use are reviewed for impairment by comparing the carrying amount of an asset to the undiscounted future cash flows expected to be generated by the asset over its remaining useful life. If an asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. Management determines fair value using discounted future cash flow analysis or other accepted valuation techniques. In September 2001, the Company recorded asset impairment charges of $136 million related to its in-flight entertainment product line and $13 million related to certain software license agreements (see Note 16).

        Effective October 1, 2001, the Company assesses the impairment of goodwill and intangible assets with indefinite lives under the provisions of SFAS 142, which requires goodwill and indefinite lived intangible assets to be tested annually for impairment with more frequent tests required if indications of impairment exist. Under SFAS 142, impairment for intangible assets with indefinite lives exists if the carrying value of the intangible asset exceeds its fair value. Goodwill is considered to be impaired under SFAS 142 if the carrying value of a "reporting unit" exceeds its estimated fair value. Management determines fair value using discounted future cash flow analysis or other accepted valuation techniques.

  Customer Incentives

        Rockwell Collins provides sales incentives to certain commercial customers in connection with sales contracts. These incentives are recognized as a reduction of the sales price for customer account credits or charged to cost of sales for products or services to be provided. The liability for these incentives is included in Other Current Liabilities in the Statement of Financial Position.

  Environmental

        Liabilities for environmental matters are recorded in the period in which it is probable that an obligation has been incurred and the cost can be reasonably estimated. At environmental sites in which more than one potentially responsible party has been identified, the Company records a liability for its estimated allocable share of costs related to its involvement with the site as well as an estimated allocable share of costs related to the involvement of insolvent or unidentified parties. At environmental sites in which the Company is the only responsible party, the Company records a liability for the total estimated costs of remediation. Costs of future expenditures for environmental remediation obligations do not consider inflation and are not discounted to present values. If recovery from insurers or other third parties is determined to be probable, the Company records a receivable for the estimated recovery. Revisions to the estimate of liabilities incurred are made in the periods in which the estimated costs of remediation change.

  Stock-Based Compensation

        The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees (APB 25). As the Company's various incentive plans require stock options to be granted at prices equal to or above the fair market value of the Company's common stock on the grant dates, no compensation expense is recognized in connection with stock options granted to employees. Additionally, the Company sponsors an Employee Stock Purchase Plan that is considered a non-compensatory plan under APB 25 and no compensation expense is recorded in connection with this benefit.

  Derivative Financial Instruments

        The Company uses derivative financial instruments in the form of foreign currency forward exchange contracts to manage foreign currency risks. Foreign currency forward exchange contracts are used to offset changes in the fair value of certain assets and liabilities resulting from intercompany loans and transactions with third parties denominated in foreign currencies. Company policy is to execute such instruments with creditworthy banks and not to enter into derivative financial instruments for speculative purposes. All foreign currency forward exchange contracts are denominated in currencies of major industrial countries. All of the foreign currency forward exchange contracts entered into by the Company, although effective hedges from an economic perspective, have not been designated as hedges for accounting purposes. These contracts are recognized in the Statement of Financial Position at fair value with the changes in the fair value recognized in earnings as a component of Cost of Sales.

  Use of Estimates

        The financial statements of Rockwell Collins have been prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates. Estimates are used in accounting for, among other items, long-term contracts, allowances for doubtful accounts, inventory obsolescence, product warranty costs, customer incentives, retirement benefits, income taxes, environmental matters, and contingencies. Estimates and assumptions are reviewed periodically and the effects of changes, if any, are reflected in the Statement of Operations in the period that they are determined.

  Concentration of Risks

        The Company's customers consist primarily of commercial and military aircraft manufacturers, commercial airlines, and the United States and other foreign governments. The Company is subject to certain risks associated with these industries. The commercial aerospace market has been historically cyclical and subject to downturns during periods of weak economic conditions. In addition, the terrorist acts of September 11, 2001 have resulted in sharp reductions in air travel, which resulted in reduced demand for the products and services of the Commercial Systems business and adversely affected the financial condition of many of its customers. The Company performs ongoing credit evaluations on the financial condition of its customers and maintains allowances for uncollectible accounts receivable based upon expected collectibility. Although management believes its allowances are adequate, the Company is not able to predict with certainty the changes in the financial stability of its customers. Any material change in the financial status of any one or group of customers could have a material adverse effect on the Company's results of operations. Commercial Systems receivables at September 30, 2002 were $254 million, of which approximately $116 million were associated with commercial airlines.

        Sales to the United States and other foreign governments, either directly or indirectly as a subcontractor, may be affected by changes in budget appropriations, procurement policies, political developments both domestically and abroad, and other factors. While management believes the Company's product offerings are well positioned to meet the needs of the United States and other foreign governments, any material changes in any of these requirements could have a material adverse effect on the Company's results of operations or financial position.

3.    Recently Issued Accounting Standards

        In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS 143). SFAS 143 requires the recording of the fair value of liabilities associated with the retirement of long-lived assets when there is a legal or contractual requirement to incur such costs. The Company will adopt SFAS 143 effective October 1, 2002, and this adoption is not expected to have a material effect on the Company's results of operations or financial position.

        In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). SFAS 144 provides new guidance on the recognition of impairment losses on long-lived assets to be held and used or to be disposed of and replaces SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. SFAS 144 also broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented. The Company will adopt SFAS 144 effective October 1, 2002. SFAS 144 is not expected to materially change the methods used by the Company to measure impairment losses on long-lived assets, but may result in more matters being reported as discontinued operations than is permitted under current accounting principles.

        In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146). SFAS 146 requires that the Company recognize liabilities associated with exit or disposal activities at the time they are incurred rather than at the date of a commitment by Company management to an exit or disposal plan. SFAS 146 is required to be applied prospectively to any exit or disposal activities initiated subsequent to December 31, 2002, and may change the timing of when certain charges are recorded by the Company in connection with future exit, disposal, or restructuring activities.

4.    Acquisitions and Divestitures of Businesses

        During the years ended September 30, 2002, 2001 and 2000, the Company completed four acquisitions that were accounted for using the purchase method and are summarized as follows (amounts in millions, life in years):

				Intangible Assets
	Fiscal Year Acquired	Cash Purchase Price	Goodwill	Finite Lived	Weighted Average Life	Indefinite Lived
Airshow, Inc.	2002	$162	$108	$50	9	$—
Communication Solutions, Inc.	2002	24	14	5	8	—
Kaiser Aerospace & Electronics Corporation	2001	300	199	46	11	19
Sony Trans Com Inc.	2000	117	57	26	6	—

        In August 2002, Rockwell Collins acquired Airshow, Inc. (Airshow), a provider of integrated cabin electronics system solutions for business aircraft, including cabin environment controls, passenger information and entertainment, and business support systems. The acquisition of Airshow expands the Company's capabilities for providing airborne electronics solutions to business aviation and commercial aircraft, and will increase the Company's ability to provide integrated solutions that bridge flight deck and cabin electronics. The Company is currently evaluating its product line, workforce, and facility integration plans for this acquisition. Integration plans resulting from these evaluations may result in adjustments to the purchase price allocation. Goodwill resulting from the acquisition is deductible for tax purposes and is included within the Commercial Systems segment.

        In March 2002, Rockwell Collins acquired Communication Solutions, Inc. (ComSol), a provider of signals intelligence technology that is used worldwide in defense and security-related applications. The acquisition of ComSol expands the Company's product portfolio in the areas of signals intelligence and surveillance solutions and enhances the electronic warfare capabilities of Rockwell Collins. Goodwill resulting from this acquisition is non-deductible for tax purposes and is included within the Government Systems segment.

        In December 2000, Rockwell Collins acquired Kaiser Aerospace & Electronics Corporation (Kaiser). Kaiser is a leading supplier of flight deck display solutions for tactical aircraft, optical technologies for instrumentation and communication, and specialized aircraft products for the defense and aerospace industry. Total purchase price was $300 million of which $7 million and $292 million was paid in 2002 and 2001, respectively, with the remaining balance expected to be paid in 2003. Goodwill resulting from the Kaiser acquisition is non-deductible for tax purposes and was identified to the Company's operating segments based upon the internal reporting structure, which resulted in $62 million and $137 million allocated to the Commercial Systems segment and the Government Systems segment, respectively.

        In July 2000, Rockwell Collins acquired substantially all of the assets and assumed substantially all of the liabilities of Sony Trans Com Inc. (Sony Trans Com), a producer of in-flight entertainment systems for commercial aircraft. In September of 2001, the Company recorded asset impairment charges related to its in-flight entertainment product lines which included certain assets acquired from Sony Trans Com (see Note 16).

        In March 2002, Rockwell Collins sold Kaiser Fluid Technologies, Inc. (KFT) for $15 million in cash. KFT's product lines included valves, actuators and dampers for landing gear, brake, engine, bleed air, flight control and utility control systems for aircraft. There was no gain or loss recorded by the Company in connection with this divestiture. Prior to the divestiture, KFT generated sales for the Government Systems segment in the amount of $8 million for 2002.

        The results of operations of these acquired businesses are included in the Statement of Operations since their respective dates of acquisition. Pro forma financial information is not presented, as the combined effect of these acquisitions is not material to the Company's results of operations or financial position.

5.    Receivables

        Receivables are summarized as follows (in millions):

	September 30
	2002	2001
Billed	$445	$560
Unbilled	159	139
Less progress payments	(64)	(42)

Total	540	657
Less allowance for doubtful accounts	(16)	(20)

Receivables	$524	$637

        Unbilled receivables principally represent sales recorded under the percentage-of-completion method of accounting that are billed to customers in accordance with applicable contract terms.

6.    Inventories

        Inventories are summarized as follows (in millions):

	September 30
	2002	2001
Finished goods	$166	$165
Work in process	236	281
Raw materials, parts, and supplies	310	331

Total	712	777
Less progress payments	(59)	(50)

Inventories	$653	$727

        In accordance with industry practice, inventories include amounts which are not expected to be realized within one year. These amounts primarily relate to life-time buy inventory, which is inventory that is typically no longer being produced by the Company's vendors but for which multiple years of supply are purchased in order to meet production and service requirements over the life span of a product. Life-time buy inventory was $86 million and $66 million at September 30, 2002 and 2001, respectively.

7.    Property

        Property is summarized as follows (in millions):

	September 30
	2002	2001
Land	$26	$27
Buildings and improvements	214	208
Machinery and equipment	531	503
Information systems software and hardware	241	250
Construction in progress	24	51

Total	1,036	1,039
Less accumulated depreciation	(625)	(600)

Property	$411	$439

8.    Goodwill and Intangible Assets

        The Company adopted SFAS 141 and SFAS 142 on October 1, 2001. SFAS 141 requires all acquisitions to be accounted for under the purchase method and requires all assets acquired and liabilities assumed to be assigned to a "reportable unit". In addition, SFAS 141 further clarifies the criteria to recognize identifiable intangible assets separately from goodwill. SFAS 142 provides that goodwill and intangible assets with indefinite lives will no longer be amortized, but reviewed at least annually for impairment.

        In connection with the adoption of the new accounting standards, the Company reclassified an intangible asset for assembled workforce with a carrying value of $18 million ($12 million net of deferred taxes) to goodwill as assembled workforce does not meet the criteria for a separately identifiable intangible asset. The Company also reviewed the remaining estimated useful lives of all recorded intangible assets and determined that the trademarks and tradenames related to the Kaiser acquisition are indefinite lived.

        In addition, impairment tests on goodwill and indefinite lived intangible assets were performed both on the adoption date of October 1, 2001 as well as on the Company's annual testing date in the second quarter of 2002. The impairment tests for goodwill were performed by comparing the current fair values of the Company's reportable units containing goodwill balances to their carrying values. The impairment tests for indefinite lived intangible assets were performed by comparing the fair values of these assets to their carrying values. Fair values were determined by management utilizing generally accepted valuation techniques and with consideration of advice from outside valuation experts. These tests yielded no impairments.

        Pro forma financial information for the years ended September 30, 2001 and 2000, reflecting adjustments relating to the adoption of SFAS 141 and SFAS 142, is presented in Note 23.

        Changes in the carrying amount of goodwill for the years ended September 30, 2002 and 2001 are summarized as follows (in millions):

	Commercial Systems	Government Systems	Total
Balance at September 30, 2000	$55	$—	$55
Sony Trans Com acquisition adjustments	50	—	50
Kaiser acquisition	60	111	171
Amortization expense	(14)	(4)	(18)
Goodwill impairment charge (Note 16)	(74)	—	(74)

Balance at September 30, 2001	77	107	184
Assembled workforce reclass, net of deferred taxes of $6 million	3	9	12
Kaiser acquisition adjustments	1	17	18
ComSol acquisition	—	14	14
Airshow acquisition	108	—	108
KFT divestiture	—	(4)	(4)

Balance at September 30, 2002	$189	$143	$332

        Intangible assets at September 30, 2002 and 2001 are summarized as follows (in millions):

	September 30, 2002			September 30, 2001
	Gross	Accum Amort	Net	Gross	Accum Amort	Net
Intangible assets with finite lives:
Developed technology and patents	$107	$13	$94	$66	$6	$60
Assembled workforce	—	—	—	20	2	18
Trademarks and tradenames	9	—	9	—	—	—
License agreements	3	3	—	3	3	—
Intangible assets with indefinite lives:
Trademarks and tradenames	18	1	17	19	1	18
Intangible asset related to minimum pension liability	4	—	4	5	—	5

Intangible assets	$141	$17	$124	$113	$12	$101

        Amortization expense for goodwill and intangible assets for the years ended September 30, 2002, 2001 and 2000 was $7 million, $40 million and $16 million, respectively. Annual estimated amortization expense for 2003 and 2004 is $12 million per year and $11 million per year for 2005, 2006, and 2007.

9.    Other Assets

        Other assets are summarized as follows (in millions):

	September 30
	2002	2001
Long-term deferred income taxes (Note 18)	$103	$8
Investments in equity affiliates	62	53
Exchange and rental assets, net of accumulated depreciation of $52 million at September 30, 2002 and $40 million at September 30, 2001	61	65
Prepaid pension cost (Note 12)	7	141
Other	22	9

Other assets	$255	$276

  Exchange and Rental Assets

        Exchange and rental assets consist of Company products that are either loaned or rented to customers on a short-term basis in connection with warranty and other service related activities or under long-term operating leases. These assets are stated at acquisition or production cost and depreciated using the straight-line method over five to eleven years.

  Investments in Equity Affiliates

        Investments in equity affiliates consist of investments in three joint ventures and one strategic investment, each of which is accounted for under the equity method. In the normal course of business or pursuant to the underlying joint venture agreements, the Company may sell products or services to equity affiliates. The Company defers a portion of the profit generated from these sales equal to its ownership interest in the equity affiliates until the underlying product is ultimately sold to an unrelated third party. Sales to equity affiliates were $65 million, $38 million, and $8 million for the years ending September 30, 2002, 2001, and 2000, respectively.

        Rockwell Scientific is engaged in advanced research and development of technologies in electronics, imaging and optics, material and computational sciences and information technology. In connection with the Distribution, the Company received a 50 percent ownership interest in Rockwell Scientific and entered into an agreement under which Rockwell Scientific will perform research and development services for the Company through September 30, 2004, subject to renewal options. Rockwell Scientific performed research and development efforts on behalf of the Company in the amount of $8 million in 2002, and $9 million in each of 2001 and 2000. The Company is obligated to pay Rockwell Scientific a minimum of $9 million per year for these research and development services in 2003 and 2004. In addition, the Company shares equally with Rockwell in providing a $4 million line-of-credit to Rockwell Scientific, which bears interest at the greater of the Company's or Rockwell's commercial paper borrowing rate. At September 30, 2002, no borrowings were due from Rockwell Scientific under this line-of-credit. The Company and Rockwell also jointly guarantee the lease obligation of a Rockwell Scientific facility in the amount of $4 million each that expires ratably through December 2011.

        Vision Systems International, LLC (VSI) is a 50 percent owned joint venture with Elbit Systems, Ltd. (formerly EFW Inc.) for the joint pursuit of helmet mounted viewing systems for the worldwide military fixed wing marketplace.

        BAE Systems/Rockwell Collins Data Link Solutions, LLC (Data Links Solutions) is a 50 percent owned joint venture with BAE Systems, pcl (formerly Marconi Electronic Systems) for the joint pursuit of the worldwide military data link market.

        In July 2002, Rockwell Collins made an investment in Tenzing Communications, Inc. (Tenzing), a developer of next-generation passenger connectivity solutions for commercial aircraft. The investment agreement with Tenzing included an initial $5 million investment by Rockwell Collins in Tenzing with an additional $5 million investment expected in 2003, subject to certain conditions. At September 30, 2002, the Company's ownership interest in

Tenzing was 9 percent, with the potential to increase with the additional investment scheduled in 2003. The Company accounts for its investment in Tenzing using the equity method as it has the ability to exercise significant influence over the operating and financial policies of Tenzing.

        Under the equity method of accounting for investments, Rockwell Collins' proportionate share of the earnings or losses of its equity affiliates are included in net income and classified as Other Income in the Statement of Operations. For segment performance reporting purposes, Rockwell Collins' share of earnings or losses of Tenzing are included in the operating results of the Commercial Systems operating segment while Rockwell Collins' share of earnings or losses of VSI and Data Links Solutions are included in the operating results of the Government Systems operating segment. Rockwell Scientific is considered a corporate-level investment.

10.  Debt

        The Company has $1 billion of senior unsecured revolving credit facilities with various banks consisting of a five-year $500 million facility expiring in May of 2006, and a 364-day $500 million facility expiring on May 28, 2003. These credit facilities primarily support the Company's commercial paper program, but may be used for other corporate purposes in the event access to the commercial paper market is impaired or eliminated. These credit facilities contain customary representations and warranties and events of default for facilities of this type. These credit facilities include one financial covenant requiring the Company to maintain a consolidated debt to total capitalization ratio of not greater than 60 percent. Borrowings under these credit facilities bear interest at the London Interbank Offered Rate (LIBOR) plus a variable margin based on the Company's unsecured long-term debt rating or, at the Company's option, rates determined by competitive bid. In addition, short-term credit facilities available to foreign subsidiaries amounted to $30 million as of September 30, 2002. There were no significant commitment fees or compensating balance requirements under these facilities. At September 30, 2002, there were no borrowings outstanding under any of the Company's credit facilities.

        Under the Company's commercial paper program, the Company may sell up to $1 billion face amount of unsecured short-term promissory notes in the commercial paper market. The commercial paper notes may bear interest or may be sold at a discount, and will have a maturity of not more than 364 days from the time of issuance. Commercial paper borrowings outstanding were $132 million and $202 million at September 30, 2002 and 2001, respectively. The weighted average interest rate and maturity period of the commercial paper outstanding at September 30, 2002 was 1.8 percent and 16 days, respectively, compared with 3.5 percent and 44 days at September 30, 2001.

        In addition to the credit facilities and commercial paper program, the Company has a shelf registration statement covering up to $750 million in debt securities, common stock, preferred stock or warrants that may be offered in one or more offerings on terms to be determined at the time of sale. Net proceeds of any offering will be used for general corporate purposes, with possible uses including repayment of existing indebtedness, capital expenditures, acquisitions and share repurchases.

        As of September 30, 2002, the Company had outstanding letters of credit totaling $92 million issued by banks to support certain contractual obligations to customers. Failure to meet these contractual obligations may cause these letters of credit to become a liability of the Company.

        Interest paid for the years ended September 30, 2002, 2001 and 2000 was $6 million, $2 million and $0 million, respectively.

11.  Other Current Liabilities

        Other current liabilities are summarized as follows (in millions):

	September 30,
	2002	2001
Customer incentives	$92	$101
Advance payments from customers	86	66
Contract reserves	75	86
Other	74	70

Other current liabilities	$327	$323

12.  Retirement Benefits

        The Company sponsors defined benefit pension (Pension Benefits) and other postretirement (Other Retirement Benefits) plans covering substantially all of its U.S. employees and certain employees in foreign countries which provide monthly pension and other benefits to eligible employees upon retirement. In addition, the Company assumed assets and obligations for Pension Benefits and Other Retirement Benefits in connection with the Distribution related to certain former Rockwell employees (Non-Rockwell Collins Participants). The accumulated benefit obligation associated with Non-Rockwell Collins Participants that was assumed by the Company as of June 29, 2001 in connection with the Distribution was $628 million for Pension Benefits and $99 million for Other Retirement Benefits. The Company also sponsors a defined contribution savings plan.

        The components of the Company's expense (income) for Pension Benefits and Other Retirement Benefits, excluding pro forma adjustments in 2001 and 2000 for assets and liabilities assumed in connection with the Distribution (Note 23), are summarized as follows (in millions):

	Pension Benefits			Other Retirement Benefits
	2002	2001	2000	2002	2001	2000
Service cost	$38	$32	$29	$5	$4	$4
Interest cost	132	113	96	24	16	14
Expected return on plan assets	(168)	(154)	(121)	(2)	(2)	(1)
Amortization:
Prior service cost	2	4	4	(18)	(13)	(9)
Net transition asset	—	—	(3)	—	—	—
Net actuarial loss	2	—	—	10	2	1

Net periodic benefit expense (income)	$6	$(5)	$5	$19	$7	$9

        The Company also recognized a curtailment gain of $14 million during the year ended September 30, 2002 in connection with workforce reductions resulting from the Company's 2001 comprehensive restructuring plan.

        The following table reconciles the benefit obligations, plan assets, funded status, and net asset (liability) information of the Company's Pension Benefits and the Other Retirement Benefits (in millions):

	Pension Benefits		Other Retirement Benefits
	2002	2001	2002	2001
Benefit obligation at beginning of year	$1,809	$1,499	$340	$272
Service cost	38	32	5	4
Interest cost	132	113	24	16
Discount rate change	123	105	19	19
Actuarial losses	49	42	147	53
Acquisitions	—	112	—	13
Curtailments	—	(26)	4	—
Benefits paid	(91)	(79)	(41)	(41)
Other (including currency translation)	2	11	(1)	4

Benefit obligation at end of year	2,062	1,809	497	340

Plan assets at beginning of year	1,723	1,704	16	18
Actual return on plan assets	(100)	(51)	—	(1)
Company contributions	46	7	40	39
Acquisitions	—	142	—	—
Benefits paid	(91)	(79)	(41)	(41)
Other (including currency translation)	2	—	—	1

Plan assets at end of year	1,580	1,723	15	16

Funded status of plans	(482)	(86)	(482)	(324)
Unamortized amounts:
Prior service cost	4	5	(101)	(138)
Net actuarial loss	605	168	318	162

Net asset (liability) in the Statement of Financial Position	$127	$87	$(265)	$(300)

Net asset (liability) consists of:
Prepaid benefit cost	$7	$141	$—	$—
Accrued benefit liability	(265)	(76)	(265)	(300)
Deferred tax asset	141	6	—	—
Intangible asset	4	5	—	—
Accumulated other comprehensive loss	240	11	—	—

Net asset (liability) in the Statement of Financial Position	$127	$87	$(265)	$(300)

        Plan assets and obligations are measured on an annual basis using a measurement date of June 30 each year. Significant assumptions used in determining these benefit obligations are summarized as follows:

	Pension Benefits		Other Retirement Benefits
	2002	2001	2002	2001
Discount rate	7.00%	7.50%	7.00%	7.50%
Compensation increase rate	4.50%	4.50%	—	—
Pre-65 health care cost trend rate*	—	—	7.80%	8.00%
Post-65 health care cost trend rate*	—	—	9.30%	9.60%
*
Decreasing gradually to 5.5 percent after 2016

        The Company lowered its expected rate of return on plan assets in 2002 to 9.00 percent from 9.75 percent in 2001 based upon the current investment mix and market outlook. This adjustment reduced the expected return on plan assets in 2002 for Pension Benefits by $14 million and had a minimal effect on Other Retirement Benefits.

        Actuarial gains and losses in excess of 10 percent of the greater of the benefit obligation or market-related value of assets are amortized on a straight-line basis over the average remaining service period of active participants. Prior service costs resulting from plan amendments are amortized over the average remaining service period of affected active participants or over the remaining life expectancy of affected retired participants. The

Company uses a five-year, market-related value asset method of amortizing the difference between actual and expected returns on plan assets.

  Pension Benefits

        The Company provides pension benefits to substantially all of its U.S. employees in the form of non-contributory, defined benefit plans that are considered qualified plans under applicable laws. The benefits provided under these plans for salaried employees are generally based on years of service and average compensation. The benefits provided under these plans for hourly employees are generally based on specified benefit amounts and years of service. Pension Benefits are funded through a trust in conformity with the funding requirements of applicable laws and governmental regulations plus any additional amounts that the Company may consider to be appropriate. In addition, the Company sponsors an unfunded non-qualified defined benefit plan for certain employees. The Company also maintains two pension plans in foreign countries, one of which is unfunded.

        The Company recorded a minimum pension liability of $265 million for underfunded plans as of September 30, 2002. This liability represents the amount by which the accumulated benefit obligation exceeds the fair market value of plan assets for those plans that are underfunded, offset by an intangible asset of $4 million to the extent of previously unrecognized prior service cost. The projected benefit obligation, accumulated benefit obligation and the fair value of plan assets for underfunded plans were $2,056 million, $1,836 million, and $1,571 million, respectively, as of September 30, 2002, and $104 million, $93 million, and $17 million, respectively, as of September 30, 2001.

        In addition to annual contributions for certain non-qualified and foreign pension plans, the Company made a tax-deductible cash contribution to its qualified domestic pension plan of $38 million during the first quarter of 2002 in order to satisfy certain U.S. Government requirements resulting from the Distribution.

  Other Retirement Benefits

        The Company provides Other Retirement Benefits primarily in the form of health care and life insurance benefits to substantially all of its domestic employees and covered dependents. Employees generally become eligible to receive these benefits if they retire after age 55 with at least 10 years of service. Most plans are contributory with retiree contributions generally based upon years of service and adjusted annually by the Company. These plans pay a stated percentage of expenses reduced by deductibles and other coverage, principally Medicare. The Company generally funds all the plans to pay covered expenses as costs are incurred.

        In the fourth quarter of 2002 and in addition to other plan design changes, the retiree health care plans were amended to establish a fixed contribution by the Company equal to its portion of estimated per capita health care costs in calendar year 2003. Additional contributions will be required from participants for all costs in excess of the Company's fixed contribution amount. In addition to the normal annual measurement at June 30, 2002, the Company remeasured its obligation for Other Retirement Benefits at July 31, 2002 to reflect the effects of this plan amendment and other plan design changes. The actuarial assumptions used in performing this remeasurement were the same as those assumptions used at June 30, 2002 except for the health care cost trend rate which was assumed to be zero percent after 2003 as a direct result of the plan amendment. The effect of the remeasurement was to reduce the benefit plan obligation by $121 million.

        As a result of the workforce reductions associated with the Company's 2001 comprehensive restructuring plan (Note 16), the Company remeasured its liability for Other Retirement Benefits at November 30, 2001 and recorded a curtailment gain of $14 million during 2002 as the workforce reductions were completed. The curtailment gain resulted from the accelerated recognition of a deferred gain related to previous plan amendments. The actuarial assumptions used in performing this remeasurement were the same as those assumptions used at the June 30, 2001 measurement date except for the discount rate which was reduced to 7.0 percent.

        The actuarial assumption concerning assumed health care cost trend rates has a significant effect on amounts reported for Other Retirement Benefits. Increasing the rate by one percentage point would increase the benefit obligation as of September 30, 2002 by $32 million and increase the total of service and interest cost components of net periodic benefit expense for Other Retirement Benefits for 2002 by $3 million. Conversely, decreasing the rate by one percentage point would decrease the benefit obligation as of September 30, 2002 by $26 million and decrease the total of service and interest cost components of net periodic benefit expense for Other Retirement Benefits for 2002 by $2 million.

  Defined Contribution Savings Plans

        The majority of employees participate in Company-sponsored defined contribution savings plans. The plans allow employees to contribute a portion of their compensation on a pre-tax and/or after-tax basis in accordance with specified guidelines. The Company matches a percentage of employee contributions in Company common stock up to certain limits. Employees may transfer at any time all or a portion of their balance in Company common stock to any of the alternative investment options offered within the plan. The Company's expense related to these savings plans was $30 million, $29 million and $23 million for 2002, 2001, and 2000, respectively.

13.  Shareowners' Equity

  Common Stock

        The Company is authorized to issue one billion shares of common stock, par value $0.01 per share, and 25 million shares of preferred stock, without par value, of which 2.5 million shares are designated as Series A Junior Participating Preferred Stock for issuance in connection with the exercise of preferred share purchase rights. At September 30, 2002, 17.7 million shares of common stock were reserved for issuance under various employee incentive plans.

  Preferred Share Purchase Rights

        Each outstanding share of common stock provides the holder with one Preferred Share Purchase Right (Right). The Rights will become exercisable only if a person or group acquires, or offers to acquire, without prior approval of the Board of Directors, 15 percent or more of the Company's common stock. However, the Board of Directors is authorized to reduce the 15 percent threshold for triggering the Rights to not less than 10 percent. Upon exercise, each Right entitles the holder to 1/100th of a share of Series A Junior Participating Preferred Stock of the Company (Junior Preferred Stock) at a price of $125, subject to adjustment.

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

  Treasury Stock

        In December 2001, the Board of Directors approved a resolution authorizing the repurchase of up to $200 million of the Company's issued and outstanding common stock (Share Repurchase Program). During 2002, the Company repurchased 4.5 million shares of common stock into treasury for $102 million. At September 30, 2002, the Company was authorized to repurchase an additional $98 million of outstanding common stock under the Share Repurchase Program.

  Accumulated Other Comprehensive Loss

        Accumulated other comprehensive loss consisted of the following (in millions):

	September 30
	2002	2001
Foreign currency translation adjustments	$(12)	$(17)
Minimum pension liability adjustment, net of taxes of $141 million for 2002 and $6 million for 2001	(240)	(11)

Accumulated other comprehensive loss	$(252)	$(28)

14.  Stock Based Compensation

  Stock Options

        Options to purchase common stock of the Company have been granted under various incentive plans to directors, officers and other key employees. All of the Company's stock-based incentive plans require options to be granted at prices equal to or above the fair market value of the common stock on the dates the options are granted. The plans provide that the option price for certain options granted under the plans may be paid in cash, shares of common stock utilizing a third-party broker arrangement or a combination thereof. Stock options generally expire ten years from the date they are granted and vest over three years.

        Under the Company's 2001 Long-Term Incentives Plan and Directors Stock Plan, up to 14.3 million shares of common stock may be issued by the Company as non-qualified options, incentive stock options, performance units, stock appreciation rights, and restricted stock. Shares available for future grant or payment under these plans were 9.4 million at September 30, 2002. Neither of these plans permits options to be granted after June 29, 2011. In connection with the Distribution, the Board of Directors approved the 2001 Stock Option Plan under which options to purchase 12.9 million shares of the Company's common stock were issued upon the conversion of Rockwell options. No further stock options may be granted under the 2001 Stock Option Plan.

        In periods prior to the Distribution, certain employees of the Company were granted options to purchase common stock under Rockwell's various stock-based compensation plans. At the time of the Distribution, Rockwell options held by employees of the Company, as well as certain other current and former employees of Rockwell, were converted either in whole or in part to options to purchase common stock of the Company based on a formula designed to preserve the intrinsic value of the options. The Rockwell Collins stock options issued, as converted, have the same vesting provisions, option periods, and other terms and conditions as the Rockwell options and awards they replaced and are substantially similar to options issued under the Company's current incentive plans, except certain options have different vesting provisions. Approximately 2.0 million of these options are performance-vesting options that vest at the earlier of (a) the date the market price of the Company's common stock reaches a specified level for a pre-determined period of time or certain other financial performance criteria are met, or (b) a period of six to nine years from the date they are granted.

        The following summarizes the activity of the Company's stock options for 2002 and 2001 (shares in thousands):

	2002		2001
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Number of shares under option:
Outstanding at beginning of year	15,787	$22.14	—	$—
Converted in connection with the Distribution:
Time-vesting	—	—	10,929	21.89
Performance-vesting	—	—	2,010	23.09
Granted	1,997	20.88	2,990	22.35
Exercised	(1,142)	15.00	(52)	14.29
Canceled or expired	(356)	26.33	(90)	25.76

Outstanding at end of year	16,286	22.37	15,787	22.14

Exercisable at end of year	9,952	21.91	9,157	20.63

        The following table summarizes the status of the Company's stock options outstanding at September 30, 2002 (shares in thousands; remaining life in years):

	Options Outstanding			Options Exercisable
		Weighted Average
					Weighted Average Exercise Price
Range of Exercise Prices	Shares	Remaining Life	Exercise Price	Shares
$12.71 to $16.97	3,224	3.6	$15.86	3,186	$15.86
$16.98 to $22.08	5,823	7.4	20.14	2,660	20.28
$22.09 to $27.41	3,743	7.8	23.01	1,816	23.63
$27.42 to $37.78	3,496	5.8	31.41	2,290	30.84

Total	16,286	6.4	22.37	9,952	21.91

        For 2002, dilutive stock options outstanding resulted in an increase in average outstanding shares of 1.0 million.

  Employee Stock Purchase Plan

        The Company offers an Employee Stock Purchase Plan (ESPP) which allows employees to have withheld up to 15 percent of their base compensation toward the purchase of the Company's stock. Under the ESPP, shares of the Company's common stock may be purchased at six-month intervals at 85 percent of the lower of the fair market value on the first or the last day of the offering period. There are two offering periods during the year, each lasting six months, beginning on December 1 and June 1. The Company is authorized to issue 9.0 million shares under the ESPP, of which 8.3 million shares are available for future grant at September 30, 2002. During 2002, approximately 0.7 million shares were issued under this plan for aggregate consideration of $10 million. This transaction was treated as a non-cash transaction and not reflected in the Statement of Cash Flows.

  SFAS 123 Pro Forma Disclosures

        The Company accounts for stock-based compensation in accordance with APB 25. Accordingly, no compensation expense has been recognized for either stock options granted to employees or common shares issued in connection with the ESPP. If the Company accounted for its stock-based compensation plans using the fair value method provided by SFAS No. 123, Accounting for Stock Based Compensation, net income and earnings per share in 2002 would have been reduced by approximately $18 million or 10 cents per share, respectively, which includes a reduction to net income of $3 million or 2 cents per share, respectively, for the ESPP. In 2001, pro forma net income and pro forma earnings per share (Note 23) would have been reduced by approximately $14 million and 7 cents per share, respectively.

        The fair values of converted Rockwell options in 2001 were calculated using the Black-Scholes pricing model as determined by Rockwell, adjusted for the previously described conversion. The weighted average fair value of these options, as converted, was $8.73 per option. The weighted average fair value of options granted by the Company after the Distribution was $6.69 and $7.27 per option in 2002 and 2001, respectively. The fair value of each option granted by the Company was estimated using the Black-Scholes pricing model and the following weighted average assumptions:

	2002 Grants	2001 Grants
Risk-free interest rate	3.61%	5.32%
Expected dividend yield	1.73%	1.77%
Expected volatility	0.40	0.35
Expected life	6 years	5 years

15.  Research and Development

        The Company performs research and development for its products and under contracts with customers. Research and development under contracts with customers is generally performed by the Government Systems business. Total Company-initiated research and development expenditures in 2002, 2001, and 2000 were $253 million, $295 million and $265 million, respectively, and are recorded in Cost of Sales. Total customer-funded research and development expenditures were $231 million, $217 million, and $203 million in 2002, 2001, and 2000, respectively.

        Customer-funded research and development is generally performed under long-term fixed price contracts with the U.S. Government and includes activities relating to the development of new products and the improvement of existing products. These contracts generally require the production of initial prototype units or limited production quantities to the government's specifications. The Company accounts for such contracts under the percentage-of-completion method of accounting using the cost-to-cost method.

16.  2001 Restructuring, Goodwill and Asset Impairment Charges

  2001 Restructuring

        In September 2001, the Company announced a comprehensive restructuring plan to reduce its workforce and streamline certain operations. These actions were undertaken in response to the sudden and severe decline in anticipated sales volumes in the commercial aerospace market resulting from the September 11, 2001 terrorist acts. As a result of this plan, the Company recorded charges of $34 million in the fourth quarter of 2001 which was comprised of $28 million of employee separation costs, $4 million of facility exit costs, and $2 million of asset write-downs. These charges were recorded in Cost of Sales and Selling, General, and Administrative Expenses in the amounts of $27 million and $7 million, respectively, in the Statement of Operations.

        The restructuring plan anticipated involuntary separations of approximately 2,800 employees. These employee separations were broad based and affected all business groups, with the largest number of reductions in the Commercial Systems business and organizations that support commercial product lines. All of the employee separations have been completed and $19 million of employee separation costs have been paid as of September 30, 2002 with the remaining employee separation costs expected to be paid in early 2003. Employee separation costs include severance, fringe benefits during the severance period, and outplacement costs.

        The restructuring plan also included the consolidation of the in-flight entertainment product line into one facility in Pomona, California; the closure of certain service centers, sales and other offices in California, Illinois, and Southeast Asia; and the consolidation of certain manufacturing operations. Facility exit costs are comprised primarily of lease payments or cancellation costs pursuant to contractual obligations. Facility exit actions have been completed. Exit costs associated with these facility actions of $2 million have been paid as of September 30, 2002, and payments will continue through the term of the lease periods for these facilities.

        In the second quarter of 2002, the Company determined that the cost of these restructuring actions would be $4 million lower than originally planned and recorded favorable adjustments of $3 million to Cost of Sales and $1 million to Selling, General and Administrative expenses. The primary reason for the reduction in costs relates to lower than expected severance costs resulting from higher than expected employee attrition.

        The changes in the restructuring reserves during the year ended September 30, 2002 are as follows (in millions):

	Reserve at September 30, 2001	Cash Payments	Reserve Adjustment	Reserve at September 30, 2002
Employee separation costs	$28	$(19)	$(4)	$5
Facility exit costs	4	(2)	—	2

Restructuring reserves	$32	$(21)	$(4)	$7

  2001 Goodwill and Asset Impairment Charges

        In connection with the Company's assessment of the business impact of the unexpected decline in the commercial aerospace market, a review was performed in September 2001 of the carrying values of long-lived assets, including goodwill, to be held and used that are associated with the Commercial Systems business. These reviews were performed pursuant to the provisions of SFAS 121.

        As a result of these reviews, the Company recorded impairment charges in 2001 of $149 million related to property, intangible assets and goodwill. The components of these asset impairment charges were as follows (in millions):

Property and intangible asset impairment charges:
Developed technology and patents	$30
Property	22
Software license agreements	13
Assembled workforce	9
Non-compete agreements	1

Total property and intangible asset impairment charges	75
Goodwill impairment charges	74

Total goodwill and asset impairment charges	$149

        The reviews in 2001 focused on the long-lived assets recorded in connection with the Sony Trans Com and Hughes-Avicom acquisitions which comprise the in-flight entertainment product line. The financial instability of commercial airlines combined with the discretionary nature of expenditures on in-flight entertainment equipment resulted in significantly lower demand for these products.

        In addition to the asset impairment charges related to the in-flight entertainment product line, the Company recorded $13 million of asset impairment charges related to software license agreements used in certain other product lines serving the commercial air transport market. Sales of these products were adversely affected by the downturn in the commercial aerospace market with technological obsolescence outpacing any expected recovery in demand.

        These charges were determined by measuring the amount by which the carrying amount of these assets exceeded their fair values. Fair values were determined by management utilizing accepted valuation techniques, and with consideration of advice from outside valuation experts.

17.  Other Income

        Other income is summarized as follows (in millions):

	2002	2001	2000
Interest income	$2	$3	$3
Royalty income	5	4	4
Earnings (loss) from equity affiliates	4	2	(3)
Legal matters, net	12	—	—
Other	2	6	4

Other income	$25	$15	$8

        Legal matters, net in 2002 includes a $22 million cash gain and a $4 million reversal of a reserve associated with favorable resolutions of legal matters related to an in-flight entertainment acquisition in 1998 and the sale of a business several years ago, respectively, partially offset by reserves for other legal matters.

18.  Income Taxes

        The components of the income tax provision are as follows (in millions):

	2002	2001	2000
Current:
United States	$51	$97	$94
Non-United States	5	5	4
State and local	(1)	9	8

Total current	55	111	106

Deferred:
United States	42	(24)	22
Non-United States	2	—	—
State and local	6	(2)	2

Total deferred	50	(26)	24

Income tax provision	$105	$85	$130

        For periods prior to the Distribution, the income tax provisions have been determined as if the Company was a separate taxpayer.

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

        Net current deferred income tax benefits consist of the tax effects of temporary differences related to the following (in millions):

	September 30
	2002	2001
Inventory	$49	$49
Product warranty costs	48	50
Compensation and benefits	27	30
Customer incentives	23	—
Contract reserves	19	23
Other, net	25	37

Current deferred income taxes	$191	$189

        Net long-term deferred income tax benefits included in Other Assets in the Statement of Financial Position consist of the tax effects of temporary differences related to the following (in millions):

	September 30
	2002	2001
Retirement benefits	$200	$70
Property	(41)	(34)
Other, net	(56)	(28)

Long-term deferred income taxes	$103	$8

        Management believes it is more likely than not that the current and long-term deferred tax assets will be realized through the reduction of future taxable income. Significant factors considered by management in its determination of the probability of the realization of the deferred tax assets include: (a) the historical operating results of Rockwell Collins ($737 million of United States taxable income over the past three years), (b) expectations of future earnings, and (c) the extended period of time over which the retirement benefit liabilities will be paid.

        The effective income tax rate differed from the United States statutory tax rate for the reasons set forth below:

	2002	2001	2000
Statutory tax rate	35.0%	35.0%	35.0%
State and local income taxes	0.9	2.0	1.6
Extraterritorial income exclusion / foreign sales corporation benefit	(2.3)	(6.2)	(3.9)
Non-deductible goodwill amortization	—	1.9	—
Non-deductible goodwill impairment charge	—	5.8	—
Research and development credit	(3.1)	(0.9)	—
Other	0.5	0.3	(0.2)

Effective income tax rate	31.0%	37.9%	32.5%

        The income tax provisions were calculated based upon the following components of income before income taxes (in millions):

	2002	2001	2000
United States income	$318	$209	$388
Non-United States income	23	15	11

Total	$341	$224	$399

        No provision has been made for United States, state, or additional foreign income taxes related to approximately $51 million of undistributed earnings of foreign subsidiaries which have been or are intended to be permanently reinvested.

        Income taxes paid in 2002 totaled $51 million, and were not significant in 2001 and 2000. All tax payments related to the Company for periods prior to the Distribution were made by Rockwell.

19.  Financial Instruments

        The Company's financial instruments include cash and cash equivalents, foreign currency forward exchange contracts and short-term commercial paper borrowings. The fair values of cash and cash equivalents and short-term commercial paper borrowings were approximately equal to their carrying values at September 30, 2002 and 2001.

        Foreign currency forward exchange contracts provide for the purchase or sale of foreign currencies at specified future dates at specified exchange rates. At September 30, 2002 and 2001, the Company had outstanding foreign currency forward exchange contracts with notional amounts of $141 million and $156 million, respectively. These notional values consist primarily of contracts for the euro and pound sterling, and are stated in U.S. dollar equivalents at spot exchange rates at the respective dates. As of September 30, 2002 and 2001, the foreign currency forward exchange contracts are recorded at their fair value based upon quoted market prices for contracts with similar maturities in Other Current Assets in the amounts of $4 million and $4 million, respectively, and Other Current Liabilities in the amounts of $2 million and $4 million, respectively. Management does not anticipate any material adverse effect on its financial position or results of operations relating to these foreign currency forward exchange contracts.

20.  Lease Commitments

        The Company leases certain office and manufacturing facilities as well as certain machinery and equipment under various non-cancelable operating lease commitments. Some leases include renewal options, which permit extensions of the expiration dates at rates approximating fair market rental rates.

        Minimum future rental commitments under operating leases having non-cancelable lease terms in excess of one year aggregated $51 million at September 30, 2002 and are payable as follows: 2003, $17 million; 2004, $14 million; 2005, $12 million; 2006, $3 million; 2007, $2 million; and after 2007, $3 million.

        Rent expense for the years ended September 30, 2002, 2001, and 2000 was $24 million, $22 million, and $18 million, respectively.

21.  Contingent Liabilities

        Pursuant to the terms of the distribution agreement entered into among Rockwell, the Company and Rockwell Scientific, the Company assumed responsibility for all current and future litigation, including environmental proceedings, against Rockwell or its subsidiaries with respect to the operations of the Company's business.

  Litigation

        On January 15, 1997, a civil action was filed against the Company in the United States District Court for the District of Arizona in Tucson, Universal Avionics Systems Corp. v. Rockwell International Corp. and Rockwell Collins, Inc., in which Universal, a manufacturer and marketer of aviation electronics, including Flight Management Systems (FMS), asserted four claims against the Company arising out of its participation in the FMS business: (1) attempted monopolization under Section 2 of the Sherman Act; (2) anticompetitive conduct (exclusive dealing and tying) under Section 1 of the Sherman Act and Section 3 of the Clayton Act; (3) tortious interference with business relationships and prospective economic business advantage under the common law of Arizona; and (4) unfair competition under the common law of Arizona. Universal seeks damages of approximately $35 million before trebling for the alleged antitrust violations; actual damages of an unspecified amount for the alleged common law violations; punitive damages; attorneys' fees and injunctive relief. The Company and Rockwell have denied the allegations and have asserted counterclaims against Universal for defamation and unfair competition. On July 17, 2001, the district court granted defendants' motion for partial summary judgment for failure to allege a relevant market entitling plaintiff to relief, certified that ruling for appeal, dismissed as moot other motions for summary judgment filed by defendants challenging plaintiff's attempted monopolization, exclusive dealing and tying, and stayed further proceedings, including rulings on motions for summary judgment filed by defendants as to plaintiff's other claims, pending appeal. On July 19, 2001, plaintiff filed a notice of appeal with the Ninth Circuit Court of Appeals. The parties have submitted written briefs to the appellate court.

        On April 3, 2000, a civil action was filed against the Company in the Court of Common Pleas of Pennsylvania for Allegheny County, Westinghouse Air Brake Technologies Corp. v. Rockwell Collins, Inc., asserting various claims arising out of the plaintiff's purchase of the Company's former Railroad Electronics Business pursuant to a sale agreement on October 5, 1998. Specifically, the plaintiff alleged that it was entitled under provisions of the sale agreement to a post-closing adjustment of approximately $7 million in the purchase price, and that it was entitled to unspecified damages for alleged misrepresentations, breaches of warranty, mistake of fact, and failure by the Company to turn over certain assets and to provide certain post-closing support. On December 13, 2000, the trial court ordered that the claim for a post-closing adjustment in the purchase price be submitted to mandatory arbitration pursuant to the provisions of the sale agreement, but declined to stay court proceedings on the other issues during pendency of the arbitration proceeding. On June 18, 2002 the arbitrator issued a ruling in the Company's favor and denying in its entirety the plaintiff's claims for a post-closing adjustment to the purchase price. With respect to the litigation, the parties are in the early stages of discovery.

        On June 18, 2001, Thales Avionics In-Flight Systems, Inc. ("Thales") sued a Company employee, Calvin Fang ("Fang"), for conversion, breach of contract, misappropriation of trade secrets, interference with prospective economic advantage, fraud and conspiracy ("Lawsuit") in Orange County Superior Court, Orange County, California. In the Lawsuit, Thales alleges that in 2001, Fang left his employment with the Company, obtained employment at Thales, misappropriated certain alleged trade secrets, left his employment at Thales, returned to the Company and disclosed the alleged trade secrets to other of its employees. The Company terminated Fang's employment in August 2001. On September 6, 2001, Thales filed a first Amended Complaint ("Amended

Complaint") against Fang and named as additional defendants Rockwell Collins and eight of the Company's employees: Greg Nelson, Chris Jameson, Shawn Kathol, Robert Troxel, James Whitehouse, Kathy Garcia, Wayne Hitchcock and Gregory Piponius (collectively, the "Individual Defendants"). The Amended Complaint contains six causes of action against the Company and the Individual Defendants: misappropriation of trade secrets, fraud, unfair competition, conspiracy, conversion, and interference with prospective economic advantage. In this Lawsuit, Thales has asked the court to: (a) order the Company and the Individual Defendants to return Thales' trade secrets allegedly misappropriated by Fang; (b) enjoin the Company and the Individual Defendants from using, retaining, and disseminating the allegedly misappropriated trade secrets, (c) assess damages in the amount equal to the alleged unjust enrichment, (d) assess restitutionary damages, (e) order the Company to pay reasonable royalties if no unjust enrichment and restitution amounts are provable, (f) assess exemplary and punitive damages in an amount according to proof, and (g) order the Company and the Individual Defendants to pay Thales' attorneys' fees and costs. On September 11, 2002, Thales filed a motion seeking permission to file a second Amended Complaint ("Second Amended Complaint") which added a new cause of action against the Company and two Individual Defendants for violation of the Computer Fraud and Abuse Act, a federal statute. Pursuant to the parties' stipulation, Thales Second Amended Complaint was deemed filed on September 20, 2002. On September 25, 2002, the case was removed by the Company to the U.S. District Court for the Central District of California, Southern Division, and were joined in the removal action by all other defendants, including the Individual Defendants. On October 2, 2002, the Company filed an answer and affirmative defenses to the Second Amended Complaint in which the Company denied the allegations set forth therein and asserted various defenses. The Company also asserted a counterclaim against Thales alleging that Thales' in-flight entertainment systems infringe Rockwell Collins' patent. The Company's patent counterclaim seeks an injunction against infringing activity by Thales as well as monetary damages. The federal court has ordered a scheduling conference for December 16, 2002. There currently is no trial date set.

        In addition, various other lawsuits, claims and proceedings have been or may be instituted or asserted against the Company relating to the conduct of its business, including those pertaining to product liability, intellectual property, safety and health, contract and employment matters.

        Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims, or proceedings may be disposed of unfavorably to the Company, management believes the disposition of matters which are pending or asserted will not have a material adverse effect on the Company's business or financial condition, but could possibly be material to the results of operations of any one period.

  Environmental

        The Company is subject to federal, state and local regulations relating to the discharge of substances into the environment, the disposal of hazardous wastes, and other activities affecting the environment that have had and will continue to have an impact on the Company's manufacturing operations. These environmental protection regulations may require the investigation and remediation of environmental impairments at current and previously owned or leased properties. In addition, lawsuits, claims and proceedings have been asserted on occasion against the Company alleging violations of environmental protection regulations, or seeking remediation of alleged environmental impairments, principally at previously owned or leased properties. The Company is currently involved in the investigation or remediation of seven sites under these regulations or pursuant to lawsuits asserted by third parties. As of September 30, 2002, management estimates that the total reasonably possible costs the Company could incur from these matters to be approximately $12 million. The Company has recorded environmental reserves for these matters of $3 million as of September 30, 2002, which represents management's estimate of the probable future cost for these matters.

        In addition, Rockwell Collins assumed liabilities for certain environmental matters relating to properties purchased in connection with the acquisition of Kaiser. Rockwell Collins has rights to indemnification for these matters from the escrow funds set aside at the time of acquisition. At September 30, 2002, Rockwell Collins has filed claims against the escrow fund in the amount of $2 million for these matters. In addition, Rockwell Collins may be contingently liable for environmental matters related to certain other properties previously owned or leased by Kaiser. Liability for these matters is subordinated to third parties; however, failure of these third parties to satisfy their obligations related to these properties could cause these liabilities to revert to Rockwell Collins. Rockwell Collins has rights to indemnification for these other matters from the escrow funds in the amount of $8 million set aside at the time of acquisition. We believe the amount of these escrow funds are sufficient to address these matters.

        To date, compliance with environmental regulations and resolution of environmental claims have been accomplished without material effect on the Company's liquidity and capital resources, competitive position or financial condition. Management believes that expenditures for environmental capital investment and remediation necessary to comply with present regulations governing environmental protection and other expenditures for the resolution of environmental claims will not have a material adverse effect on the Company's business or financial condition, but could possibly be material to the results of operations of any one period. Management cannot assess the possible effect of compliance with future environmental regulations.

  Other Matters

        Various claims (whether based upon United States Government or Company audits and investigations or otherwise) have been or may be instituted or asserted against the Company related to its United States Government contract work, including claims based on business practices and cost classifications. Although such claims are usually resolved by detailed fact-finding and negotiation, on those occasions when they are not resolved, civil or criminal legal or administrative proceedings may ensue. Depending on the circumstances and the outcome, such proceedings could result in fines, the cancellation of or suspension of payments under one or more United States government contracts, suspension or debarment proceedings affecting the Company's potential future business with the United States Government, or alteration of the Company's procedures relating to the performance or obtaining of United States Government contracts. Management of the Company believes there are no claims, audits or investigations currently pending which will have a material adverse effect on the Company's business, financial condition, or the results of operations.

22.  Business Segment Information

        Rockwell Collins is a supplier of aviation electronics and airborne and mobile communication products and systems for commercial and military applications. The Company has two operating segments consisting of the Commercial Systems and Government Systems businesses.

        Products sold by the Commercial Systems business include flight deck electronic products and systems, including communications, navigation, displays and automatic flight control systems, as well as in-flight entertainment, cabin electronics and information management systems. Customers include commercial aircraft manufacturers, commercial airlines and business and regional jet owners.

        The Government Systems business supplies defense electronics products and integrated systems including advanced communication, navigation and displays, for airborne, ground and shipboard applications. Major customers are the United States Department of Defense, foreign militaries, and manufacturers of military aircraft and helicopters.

        Sales made to the United States Government by all segments (primarily the Government Systems segment) were 36 percent, 28 percent, and 27 percent of sales for the years ending September 30, 2002, 2001, and 2000, respectively. Sales made to The Boeing Company by all segments (primarily the Commercial Systems segment) were 7 percent, 8 percent, and 9 percent of sales for the years ending September 30, 2002, 2001, and 2000, respectively. Sales made to Bombardier, Inc. by all segments (primarily the Commercial Systems segment) were 6 percent, 7 percent, and 6 percent of sales for the years ending September 30, 2002, 2001, and 2000, respectively.

        The following table reflects the sales and operating results for each of the Company's operating segments (in millions):

	2002	2001	2000
Sales:
Commercial Systems	$1,377	$1,752	$1,586
Government Systems	1,115	1,068	924

Total sales	$2,492	$2,820	$2,510

Segment operating earnings:
Commercial Systems	$174	$275	$281
Government Systems	193	165	144

Total segment operating earnings	367	440	425
Interest expense	(6)	(3)	—
Earnings (losses) from corporate-level equity affiliates	2	1	(3)
Restructuring, goodwill and asset impairment charges (Note 16)	4	(183)	—
General corporate, net	(26)	(31)	(23)

Income before income taxes	$341	$224	$399

        Effective October 1, 2001, management changed its method of evaluating segment performance and changed the composition of the Commercial Systems segment to include a business acquired as part of the Kaiser acquisition, which was previously reported as part of Government Systems. Prior period amounts have been reclassified to conform to the current year presentation.

        The Company evaluates performance and allocates resources based upon, among other considerations, segment operating earnings before income taxes; unallocated general corporate expenses; interest expense; gains and losses from the disposition of businesses; non-recurring charges resulting from purchase accounting such as purchased research and development charges; earnings and losses from corporate-level equity affiliates; special charges related to comprehensive restructuring actions; and other special items as identified by management from time to time. Intersegment sales are not material and have been eliminated. The accounting policies used in preparing the segment information are consistent with the policies described in Note 2.

        Restructuring, goodwill, and asset impairment charges in 2001 related to the operating segments are as follows: Commercial Systems, $177 million; Government Systems, $6 million.

        The following tables summarize the identifiable assets at September 30, as well as the provision for depreciation and amortization and the amount of capital expenditures for property for the years ended September 30, for each of the operating segments and Corporate (in millions):

	2002	2001	2000
Identifiable assets:
Commercial Systems	$1,334	$1,402	$1,297
Government Systems	822	785	450
Corporate	404	450	353

Total identifiable assets	$2,560	$2,637	$2,100

Depreciation and amortization:
Commercial Systems	$71	$93	$84
Government Systems	34	45	22

Total depreciation and amortization	$105	$138	$106

Capital expenditures for property:
Commercial Systems	$39	$70	$72
Government Systems	23	40	26

Total capital expenditures for property	$62	$110	$98

        The majority of the Company's businesses are centrally located and share many common resources, infrastructures and assets in the normal course of business. Certain assets have been allocated between the operating segments primarily based upon occupancy or usage, principally property, plant and equipment. Identifiable assets at Corporate consist principally of cash, net deferred income tax assets, prepaid pension cost and the investment in Rockwell Scientific.

        The following table summarizes sales by product category for the years ended September 30 (in millions):

	2002	2001	2000
Commercial avionics and other	$1,036	$1,330	$1,231
In-flight entertainment	341	422	355
Defense electronics	1,115	1,068	924

Total sales	$2,492	$2,820	$2,510

        The following table reflects sales for the years ended September 30 and property at September 30 by geographic region (in millions):

	Sales			Property
	2002	2001	2000	2002	2001	2000
United States	$1,602	$1,872	$1,495	$383	$408	$355
Europe	425	484	552	17	17	18
Asia-Pacific	201	188	234	8	10	11
Canada	174	205	156	—	—	—
Africa / Middle East	70	47	47	—	—	—
Latin America	20	24	26	3	4	4

Total	$2,492	$2,820	$2,510	$411	$439	$388

        Sales are attributed to the geographic regions based on the country of destination.

23.  Pro Forma Financial Information (Unaudited)

        The following pro forma financial information is presented as though both the Distribution and the adoption of SFAS 141 and SFAS 142 occurred on October 1, 1999. The as reported and pro forma financial information presented below reflects the changes in the definition of segment operating earnings and the composition of segments as discussed in Note 22. Pro forma financial information is not necessarily indicative of the financial results of the Company had the Distribution occurred at October 1, 1999.

        Pro forma adjustments related to the Distribution include interest expense on $300 million of commercial paper borrowings used to fund the special dividend to Rockwell and income and costs related to employee benefit obligations, including pension and other retirement benefits, related to former employees of Rockwell. Interest expense, including debt issuance costs, was estimated to be 6.0 percent for the first nine months of 2001 and 6.8 percent for the year ended September 30, 2000.

        SFAS 141 and SFAS 142 pro forma financial information includes the adjustments to eliminate amortization expense related to goodwill, and trademarks and tradenames with indefinite lives, as these intangibles are no longer being amortized. Pro forma financial information also includes adjustments to eliminate amortization expense related to assembled workforce as this intangible asset has been reclassified to goodwill and is no longer being amortized.

        For the year ended September 30, 2000, the number of pro forma weighted average shares outstanding used in the basic and diluted earnings per share calculation were based upon the weighted average number of Rockwell shares outstanding for the applicable period and the Distribution ratio of one share of the Company's common stock for each share of Rockwell common stock. The number of pro forma weighted average common share equivalents used in the diluted earnings per share calculation were based upon the number of Rockwell common share equivalents outstanding for the applicable period, adjusted for the conversion pursuant to the Distribution.

        For the year ended September 30, 2001, pro forma weighted average shares outstanding and common share equivalents were determined based upon the weighted average of (1) Rockwell's shares outstanding and common share equivalents for the first through third quarters adjusted for the conversion pursuant to the Distribution, and (2) the actual Rockwell Collins share activity for the fourth quarter.

        Pro forma financial information for the year ended September 30, 2001 is as follows (in millions, except per share amounts):

	Pro Forma Adjustments
	Reported	Distribution	SFAS 141/142	Pro Forma
		(unaudited)		(unaudited)
Sales:
Commercial Systems	$1,752	$—	$—	$1,752
Government Systems	1,068	—	—	1,068

Total sales	$2,820	$—	$—	$2,820

Segment operating earnings:
Commercial Systems	$275	$—	$16	$291
Government Systems	165	—	5	170

Total segment operating earnings	440	—	21	461
Interest expense	(3)	(14)	—	(17)
Earnings from corporate-level equity affiliates	1	—	—	1
Restructuring, goodwill and asset impairment charges	(183)	—	—	(183)
General corporate, net	(31)	5	—	(26)

Income before income taxes	224	(9)	21	236
Income tax provision	(85)	3	(5)	(87)

Net income	$139	$(6)	$16	$149

Pro forma earnings per share:
Basic				$0.81
Diluted				$0.80
Pro forma weighted average common shares:
Basic				182.9
Diluted				185.5

        Pro forma financial information for the year ended September 30, 2000 is as follows (in millions, except per share amounts):

	Pro Forma Adjustments
	Reported	Distribution	SFAS 141/142	Pro Forma
		(unaudited)		(unaudited)
Sales:
Commercial Systems	$1,586	$—	$—	$1,586
Government Systems	924	—	—	924

Total sales	$2,510	$—	$—	$2,510

Segment operating earnings:
Commercial Systems	$281	$—	$7	$288
Government Systems	144	—	—	144

Total segment operating earnings	425	—	7	432
Interest expense	—	(20)	—	(20)
Losses from corporate-level equity affiliates	(3)	—	—	(3)
General corporate, net	(23)	2	—	(21)

Income before income taxes	399	(18)	7	388
Income tax provision	(130)	6	(2)	(126)

Net income	$269	$(12)	$5	$262

Pro forma earnings per share:
Basic				$1.40
Diluted				$1.38
Pro forma weighted average common shares:
Basic				187.8
Diluted				190.6

24.  Quarterly Financial Information (Unaudited)

        Quarterly financial information for the years ending September 30, 2002 and 2001 is summarized as follows (in millions, except per share amounts):

	2002 Quarters
	First	Second	Third	Fourth	2002
Sales	$563	$608	$623	$698	$2,492
Cost of sales	420	458	460	525	1,863
Net income	48	58	60	70	236
Earnings per share:
Basic	0.26	0.31	0.33	0.38	1.29
Diluted	0.26	0.31	0.33	0.38	1.28

        Net income in the second quarter of 2002 includes a $4 million ($2 million after taxes, or 1 cent per share) reversal of a restructuring reserve. Third quarter net income for 2002 includes a $4 million ($2 million after taxes, or 1 cent per share) favorable settlement of a legal matter associated with the sale of a business several years ago. Net income in the fourth quarter of 2002 includes a net gain of $8 million ($5 million after taxes, or 3 cents per share) related to the resolution of a legal matter, offset by reserves for other legal matters.

	2001 Quarters
	First	Second	Third	Fourth	2001
Sales	$587	$690	$727	$816	$2,820
Cost of sales	429	515	535	629	2,108
Net income	58	61	68	(48)	139
Pro forma information:
Net income	60	62	71	(44)	149
Basic earnings per share	0.33	0.34	0.39	(0.24)	0.81
Diluted earnings per share	0.32	0.33	0.38	(0.24)	0.80

        Net loss in the fourth quarter of 2001 includes; (a) a $34 million ($22 million after taxes, or 12 cents per share) restructuring charge and (b) a $149 million ($108 million after taxes, or 59 cents per share) charge for goodwill and asset impairments (see Note 16). Stock options in the fourth quarter are anti-dilutive due to the net loss, resulting in identical basic and diluted earnings per share amounts.

        Per share information is calculated for each quarterly and annual period using average outstanding shares for that period. Therefore, the sum of the quarterly per share amounts will not necessarily equal the annual per share amounts presented.

Selected Financial Data.

        The following selected financial data has been derived from our consolidated financial statements. The data should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this annual report. The Statement of Operations data for the years ended September 30, 2002, 2001, 2000, 1999 and 1998, and the Statement of Financial Position data as of September 30, 2002, 2001, 2000 and 1999 has been derived from our audited financial statements. The Statement of Financial Position data as of September 30, 1998 has been derived from our unaudited financial information.

	Years Ended September 30
	2002(1)	2001(2)	2000	1999(4)	1998(5,6)
	(in millions, except per share amounts)
Statement of Operations Data:
Sales	$2,492	$2,820	$2,510	$2,438	$2,026
Cost of sales	1,863	2,108	1,845	1,782	1,603
Selling, general and administrative expenses	307	351	274	278	256
Goodwill and asset impairment charges(3)	—	149	—	—	—
Purchased research and development(7)	—	—	—	—	103
Income before income taxes and accounting change	341	224	399	437	73
Net income	236	139	269	291	32
Diluted earnings per share	1.28	—	—	—	—
Statement of Financial Position Data:
Working capital(8)	$395	$493	$508	$451	$334
Property	411	439	393	365	322
Goodwill and intangible assets	456	285	148	126	119
Total assets	2,560	2,637	2,100	2,033	1,841
Short-term debt	132	202	—	—	—
Shareowners' equity	987	1,110	908	695	503
Other Data:
Capital expenditures	$62	$110	$98	$127	$143
Goodwill amortization	—	18	6	4	4
Other depreciation and amortization	105	120	100	82	62
Dividends per share	0.36	0.09	—	—	—
Stock Price:
High	$27.70	24.23	$—	$—	$—
Low	13.00	11.80	—	—	—
Pro Forma Financial Information:(9)
Net income	$—	$149	$262	$—	$—
Diluted earnings per share	—	0.80	1.38	—	—

(1)
Includes (a) $12 million ($7 million after taxes) net gain related to certain legal matters, and (b) $4 million ($2 million after taxes) reversal of a portion of the 2001 restructuring charge.

(2)
Includes (a) $34 million ($22 million after taxes) restructuring charge, and (b) $149 million ($108 million after taxes) of goodwill and asset impairment charges.

(3)
Goodwill and asset impairment charges of $149 million ($108 million after taxes) include $136 million related to the in-flight entertainment product line and $13 million related to certain software license agreements.

(4)
Includes a $32 million ($20 million after taxes) gain on sale of a business.

(5)
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

(8)
Working capital consists of all current assets and liabilities, including cash and short-term debt.

(9)
Pro forma financial information is presented as if the adoption of SFAS 141, SFAS 142 and the Distribution occurred on October 1, 1999. Pro forma adjustments related to the adoption of SFAS 141 and SFAS 142 include the elimination of amortization expense related to goodwill, assembled workforce, and trademarks and tradenames with indefinite lives as these intangibles are no longer being amortized. Pro forma adjustments related to the Distribution include interest expense on $300 million of commercial paper borrowings used to fund a pre-Distribution dividend to Rockwell International and income and costs related to employee benefit plan obligations related to active and former Rockwell International employees not associated with the Avionics and Communications business that were assumed by us in connection with the Distribution. Pro forma information prior to 2000 is not presented.

QuickLinks

  Exhibit 13