Form 10-K, Exhibit 13
period 2003-09-30
ROCKWELL COLLINS INC
filed 2003-11-13
CIK 1137411

Exhibit 13

Portions of the Rockwell Collins, Inc. – 2003 Annual Report to Shareowners

incorporated by reference in our Form 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto as well as our Annual Report on Form 10-K for the year ended September 30, 2003 filed with the Securities and Exchange Commission (SEC). The following discussion and analysis contains forward-looking statements and estimates that involve risks and uncertainties. Actual results could differ materially from these estimates. Factors that could cause or contribute to the differences from estimates include those discussed under “Cautionary Statement” below and under “Certain Business Risks” in our Annual Report on Form 10-K for the year ended September 30, 2003.

Our fiscal year ends on September 30. All date references to years contained herein relate to our fiscal year ending September 30 unless otherwise stated.

Overview

We expected coming into 2003 that it would be another difficult year for Rockwell Collins due to the persistence of economic and geopolitical uncertainties. Our market assessments indicated further declines in the production rates of air transport aircraft and business jets as well as lower demand for discretionary equipment such as in-flight entertainment systems. Offsetting these anticipated declines was a Government Systems business that was poised for strong growth, a stable demand for new regional aircraft, and indications that passenger traffic was slowly recovering.

However, unexpected events in the form of the SARS epidemic and the war in Iraq negatively impacted one of the few areas of strength in our Commercial Systems business – sales to our international customers. In addition, new business aircraft production rates were lower than expected with certain business jet manufacturers implementing short-term plant shutdowns. All told, weak economic conditions and global events combined to negatively impact the performance of our Commercial Systems business more than originally planned. Our Government Systems business offset much of these declines with strong sales growth and continued improvements in operating margins.

The balance between our commercial and government businesses has continued to produce favorable results as sales rose slightly, despite the adverse developments in our commercial markets. Earnings per share increased to $1.43 in 2003, including a gain of seven cents per share related to a favorable tax ruling on an overfunded life insurance reserve trust fund, from $1.28 in 2002, which included net gains totaling five cents per share related to certain legal matters and the reversal of a restructuring charge. We also generated $374 million in cash from operating activities.

We believe Rockwell Collins has emerged from the challenges of the past few years as a leaner and stronger company that is ready for growth and capable of leveraging that growth to create shareowner value. Looking forward, we expect this growth to be fueled by our Government Systems business as the U.S. Government continues to transform the armed services. In addition, we believe our Commercial Systems business will begin to rebound as our commercial markets appear to be stabilizing.

Business Conditions

Commercial Systems

Our Commercial Systems business is a supplier of aviation electronics to customers located throughout the world. The customer base is comprised of manufacturers of commercial air transport, regional and business aircraft, commercial airlines, fractional operators and business jet operators. Key indicators of the near and long-term performance of our Commercial Systems business include general economic health worldwide, commercial airline passenger traffic, the financial condition of airlines worldwide, as well as corporate profits.

Management’s Discussion and Analysis (continued)

We have experienced a volatile period in the recent past with the September 11, 2001 terrorist attacks, the war in Iraq, and the SARS epidemic. Through these challenging times we have maintained our focus on performance and our customer base. While it is still too early to make a definitive call, there are indicators that our commercial markets are beginning to stabilize. Airline passenger traffic is gradually increasing worldwide, the financial condition of the commercial airline industry is stabilizing, economic conditions appear to be strengthening and corporate profits are increasing. These changes should drive our customers to increase aircraft upgrades, improve spares positioning, acquire new aircraft and bring parked aircraft back into service.

Government Systems

Our Government Systems business supplies defense electronics equipment to all branches of the U.S. Department of Defense (DoD), the U.S. Coast Guard, civil agencies, defense contractors, and foreign ministries of defense. Key indicators of near and long-term performance of our Government Systems business include the amount and prioritization of defense spending by the U.S. and foreign governments, which are generally based on the underlying political landscape, security environment and budgetary considerations.

During the 1990s, defense budgets, both in the U.S. and abroad, were relatively flat. While international defense spending is not anticipated to grow substantially over the next three to five years, expenditures by the DoD have increased significantly in the wake of September 11, 2001, as the U.S. wages its war on terrorism, upgrades its aging equipment, and invests in homeland security. In addition, an increasing amount of the U.S. defense budget is being allocated to increase capabilities in such areas as precision guided munitions, situational awareness, signals intelligence, surveillance, and other joint interoperability communications equipment which we believe play to our strengths. The product offerings of our Government Systems business are well positioned to meet these emerging needs of the U.S. and foreign governments. Recent contract wins for Cluster One of the Joint Tactical Radio Systems (JTRS), communications and display equipment on the Joint Strike Fighter (JSF), as well as continuing programs such as the KC-135 Global Air Traffic Management (GATM) and several helicopter upgrades, validate the strength of our product offerings and position us favorably in subsequent phases of these programs. We also have strong positions on several of the major fighter aircraft programs, including the F-15, F-18, and F-22. In addition, we were selected in October 2003 to provide full rate production and delivery of defense advanced GPS receivers (DAGRs) for primary use by the U.S. Army. As a result of these and other contract wins, we believe our Government Systems business is positioned for continued growth as several of these recent program wins will be moving from the development phase into full-scale production.

Outlook for 2004

Based upon the assumptions outlined below, we currently anticipate the following financial results for 2004:

•	Sales of approximately $2.7 billion. Government Systems is forecasting a 13 percent increase in revenue and is projected to represent approximately 53 percent of total sales, as we continue to see growth in the communication, navigation and display products along with an increase in our integrated application systems business. Commercial Systems is forecasting flat revenue in 2004 versus 2003 and is projected to represent approximately 47 percent of total sales. Sales from the air transport market for aviation electronics are projected to be approximately 28 percent of total sales. Aftermarket sales in our air transport electronics products are anticipated to increase approximately 5 percent due to strengthening service and support activity while air transport OEM sales are expected to decrease approximately 10 percent. Sales from the business and regional jet market are projected to be approximately 19 percent of total sales. Sales to original equipment manufacturers are expected to decline by 5 percent for business jet aircraft and be flat for regional jets. Aftermarket sales in the business and regional market are anticipated to increase approximately 8 percent as a result of higher service and support and retrofit activity.

•	Diluted earnings per share of $1.40 to $1.50. Our earnings per share estimate is based upon our projected sales and assumes operating margins in our Government Systems business of 17 to 18 percent and operating margins in our Commercial Systems business of 13 to 14 percent.

•	Cash Provided by Operating Activities of $200 to $250 million. Our projection is dependent upon achieving our earnings target as well as maintaining current levels of working capital and is after $125 million of contributions to our pension plan.

•	Company and customer-funded research and development as a percentage of sales approximating 21 percent. We will continue our strong research and development efforts to ensure our company is well positioned for future growth. We will continue to pursue our strategy of technology and design solutions that serve multiple markets. Our internally funded research and development efforts are expected to continue to be leveraged and complemented by customer-funded engineering.

Management’s Discussion and Analysis (continued)

Results of Operations

The following management discussion and analysis of results of operations is based on reported financial results for 2003 and 2002 and pro forma financial results for 2001 and should be read in conjunction with our consolidated financial statements and the notes thereto. Rockwell Collins became an independent, publicly held company on June 29, 2001 when Rockwell International Corporation, renamed Rockwell Automation, Inc. (Rockwell), spun off its former avionics and communications business and certain other assets and liabilities by means of a distribution of all the outstanding shares of our common stock to the shareowners of Rockwell in a tax-free spin-off. Pro forma financial information for 2001 includes adjustments necessary to present our results of operations as if the spin-off transaction and the adoption of Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations (SFAS 141), and SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142), had occurred on October 1, 2000. The financial information prior to the spin-off is not necessarily indicative of what our financial condition, results of operations or cash flows would have been if we had been an independent public company prior to the spin-off.

Pro forma adjustments related to the spin-off transaction include interest expense on $300 million of commercial paper borrowings used to fund the pre-distribution dividend to Rockwell and income and costs related to retirement benefit assets and obligations for former Rockwell employees that were assumed by us in connection with the spin-off. Pro forma adjustments related to our adoption of SFAS 141 and SFAS 142 include adjustments to eliminate amortization expense related to goodwill, trademarks and tradenames with indefinite lives, as well as adjustments to eliminate amortization related to assembled workforce as this intangible asset was reclassified to goodwill and is no longer amortized.

Consolidated Financial Results

The following table presents reported consolidated results of operations for the years ended September 30, 2003, 2002, and 2001 and pro forma consolidated results of operations for the year ended September 30, 2001 (in millions, except per share amounts):

	Year Ended September 30
	Reported			Pro Forma 2001
	2003	2002	2001
Product sales	$2,271	$2,238	$2,562	$2,562
Service sales	271	254	258	258

Total sales	2,542	2,492	2,820	2,820

Costs, expenses and other:
Product cost of sales	1,665	1,678	1,922	1,901
Service cost of sales	201	185	186	186
Selling, general, and administrative expenses	341	307	351	351
Goodwill and asset impairment charges	—	—	149	149
Interest expense	3	6	3	17
Other income, net	(36)	(25)	(15)	(20)

Total costs, expenses and other	2,174	2,151	2,596	2,584

Income before income taxes	368	341	224	236
Income tax provision	110	105	85	87

Net income	$258	$236	$139	$149

Earnings per share:
Basic	$1.44	$1.29		$0.81
Diluted	$1.43	$1.28		$0.80
Weighted average common shares:
Basic	179.1	183.1		182.9
Diluted	180.1	184.1		185.5

Management’s Discussion and Analysis (continued)

Consolidated Financial Results for 2003 Compared to 2002

Total sales increased $50 million, or 2 percent, to $2,542 million in 2003 compared to total sales of $2,492 million in 2002. This increase resulted from sales growth of $155 million in our Government Systems business coupled with incremental sales of $50 million from our Airshow acquisition, offset by a decline in Commercial Systems’ sales of $155 million as a result of weakness in the commercial aerospace market.

Service sales in 2003 increased to $271 million, or 10.7 percent of total sales compared with $254 million, or 10.2 percent of sales in 2002. This increase is primarily due to the award of several new long-term maintenance and support contracts in 2003. International sales, including U.S. export sales, were $875 million, or 34 percent of total sales, in 2003 compared to $890 million, or 36 percent of sales in 2002. The international commercial markets were adversely impacted in 2003 by the SARS virus and the war in Iraq.

Product cost of sales were $1,665 million in 2003, or 73.3 percent of product sales, compared with product cost of sales of $1,678 million in 2002, or 75.0 percent of product sales. The improvement in product cost of sales as a percentage of product sales in 2003 results primarily from a favorable mix of products sold and lower company funded research and development expense. Service cost of sales were $201 million in 2003, or 74.2 percent of service sales, compared to service cost of sales of $185 million in 2002, or 72.8 percent of service sales.

Selling, general and administrative costs were $341 million, or 13.4 percent of sales, in 2003 compared to $307 million, or 12.3 percent of sales, in 2002. The increase is primarily the result of higher marketing and higher retiree benefit costs in 2003.

Interest expense decreased to $3 million in 2003 from $6 million in 2002 due to lower interest rates and lower average debt outstanding.

Other income, net generally includes royalty income, earnings and losses from equity affiliates, gains and losses on the sale of property and businesses, retiree benefit costs associated with obligations related to certain former employees of Rockwell that were assumed by us in connection with the spin-off, and other miscellaneous income and expenses. Other income, net was $36 million in 2003 compared with $25 million in 2002. Other income, net in 2003 includes a $20 million gain related to a favorable tax ruling on an overfunded life insurance reserve trust fund. Other income, net in 2002 includes $12 million of net gains related to the favorable resolution of legal matters related to our in-flight entertainment acquisition in 1998 and the sale of a business several years ago, partially offset by reserves recorded for certain other legal matters.

Net income in 2003 was $258 million, or 10.1 percent of sales, compared with net income of $236 million, or 9.5 percent of sales, in 2002. Net income in 2003 includes a gain of $12 million ($20 million before taxes) related to a favorable tax ruling on an overfunded life insurance reserve trust fund. Net income in 2002 includes a net gain of $7 million ($12 million before taxes) related to certain legal matters and a favorable restructuring adjustment of $2 million ($4 million before taxes) related to lower than expected severance costs. Excluding these items, net income as a percent of sales would have been 9.7 percent in 2003 compared with 9.1 percent in 2002. This increase reflects our gross margin improvements and a lower effective income tax rate which more than offset increases in our selling, general, and administrative expenses.

Diluted earnings per share in 2003 were $1.43 compared to $1.28 in 2002 reflecting higher net income in 2003 and lower average diluted shares resulting primarily from our share repurchase program.

Management’s Discussion and Analysis (continued)

Consolidated Financial Results for 2002 Compared to Consolidated Pro Forma Financial Results for 2001

Total sales declined $328 million, or 12 percent, to $2,492 million in 2002 compared to total sales of $2,820 million in 2001. Our Commercial Systems sales were down 21 percent from 2001 resulting primarily from weakness in the commercial aerospace market, partially offset by sales growth of 4 percent in our Government Systems business.

Service sales were $254 million in 2002 compared with $258 million in 2001. Service sales increased to 10 percent of our total sales in 2002 as we maintained our service volume levels while overall sales were declining from 2001. Service sales were 9 percent of our total sales in 2001. International sales, including U.S. export sales, were $890 million in 2002 compared to $948 million in 2001. The international commercial markets were impacted less severely by the commercial aircraft industry downturn than the U.S. commercial markets. Overall, international sales were 36 percent of total sales in 2002 compared with 34 percent of total sales in 2001.

Product cost of sales were $1,678 million in 2002, or 75.0 percent of product sales, compared with product cost of sales of $1,901 million in 2001, or 74.2 percent of product sales. Excluding 2001 restructuring charges of $27 million, product cost of sales were $1,874 million in 2001, or 73.1 percent of product sales. The increase in product cost of sales as a percentage of product sales in 2002 resulted primarily from a less favorable sales mix based on volume declines in traditionally strong margin commercial avionics products. Service cost of sales were $185 million in 2002, or 72.8 percent of service sales, compared to service cost of sales of $186 million in 2001, or 72.1 percent of service sales.

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

Interest expense was $6 million in 2002 compared to pro forma interest expense of $17 million in 2001. The lower interest expense in 2002 was the result of lower interest rates as well as a reduction in our short-term debt.

Other income, net was $25 million in 2002 compared with $20 million in 2001. Other income, net in 2002 includes $12 million of net gains related to the favorable resolution of legal matters related to our in-flight entertainment acquisition in 1998 and the sale of a business several years ago, partially offset by reserves recorded for certain other legal matters. Other income, net also includes pension and other retirement benefit expenses associated with obligations related to certain former employees of Rockwell that were assumed by us in connection with the spin-off. Pension and other retirement benefit expense associated with these obligations increased $9 million in 2002.

Net income in 2002 was $236 million, or 9.5 percent of sales, compared with net income of $149 million, or 5.3 percent of sales, in 2001. Net income in 2002 includes a net gain of $7 million ($12 million before taxes) related to certain legal matters and a favorable restructuring adjustment of $2 million ($4 million before taxes) related to lower severance costs resulting from higher than expected employee attrition. Net income in 2001 includes restructuring, goodwill and asset impairment charges of $130 million ($183 million before taxes). Excluding these items, net income in 2002 would have been 9.1 percent of sales compared to 9.9 percent of sales in 2001. This decline resulted from the lower sales volume and less favorable mix in our Commercial Systems business, partially offset by higher earnings in our Government Systems business, savings from our restructuring and other cost saving initiatives, lower interest expense and a lower effective income tax rate.

Diluted earnings per share in 2002 were $1.28 compared to $0.80 in 2001 reflecting higher net income in 2002 and lower average diluted shares resulting primarily from our share repurchase program.

On an as reported basis, net income in 2001 was $139 million after giving effect to $130 million ($183 million before taxes) of restructuring, goodwill and asset impairment charges.

Management’s Discussion and Analysis (continued)

Segment Performance

The following table presents reported and pro forma segment sales and operating earnings information (in millions):

	Year Ended September 30
	Reported			Pro Forma 2001
	2003	2002	2001
Sales:
Commercial Systems	$1,272	$1,377	$1,752	$1,752
Government Systems	1,270	1,115	1,068	1,068

Total Sales	$2,542	$2,492	$2,820	$2,820

Segment operating earnings (1) :
Commercial Systems	$137	$174	$275	$291
Government Systems	250	193	165	170

Total segment operating earnings	387	367	440	461
Interest Expense	(3)	(6)	(3)	(17)
Earnings from corporate-level equity affiliate	4	2	1	1
Restructuring, goodwill and asset impairment charges	—	4	(183)	(183)
General corporate, net	(20)	(26)	(31)	(26)

Income before income taxes	368	341	224	236
Income tax provision	(110)	(105)	(85)	(87)

Net income	$258	$236	$139	$149

(1)	Segment operating earnings, an internal performance measure, excludes income taxes; unallocated general corporate expenses; interest expense; gains and losses from the disposition of businesses; non-recurring charges resulting from purchase accounting such as purchased in-process research and development charges; earnings and losses from corporate-level equity affiliates; special charges related to comprehensive restructuring actions; and other special items as identified by management from time to time. Our definition of segment operating earnings may be different from definitions used by other companies.

Segment Financial Results for 2003 Compared to 2002

Commercial Systems sales of $1,272 million in 2003 declined $105 million, or 8 percent, from sales of $1,377 million in 2002. Incremental sales from the Airshow acquisition amounted to $50 million in 2003. The declines in commercial aviation electronics product sales resulted primarily from lower aircraft build rates in the air transport and business jet markets, partially offset by higher regional jet sales and an increase in aftermarket sales. Commercial Systems operating earnings of $137 million in 2003 declined $37 million from operating earnings of $174 million in 2002. Commercial Systems operating earnings as a percent of sales decreased to 10.8 percent in 2003 compared to 12.6 percent in 2002. The decrease in operating earnings as a percent of sales is primarily the result of higher marketing costs, higher warranty expense and $9 million in loss reserves recorded related to in-flight entertainment products, and the absence of a retiree medical curtailment gain that benefited the prior year. These decreases were partially offset by operating cost reductions resulting from restructuring actions completed in 2002.

Government Systems sales of $1,270 million in 2003 increased $155 million, or 14 percent, compared to sales of $1,115 million in 2002. The sales increase results primarily from the JTRS and JSF development programs and higher sales in GPS navigation and electronic warfare products. In addition, integrated applications for the KC-135 aircraft, the C-130 aircraft, and several helicopter programs also contributed to the sales growth. Government Systems operating earnings in 2003 increased $57 million to $250 million, compared to operating earnings of $193 million in 2002. Operating earnings as a percent of sales increased to 19.7 percent in 2003 compared to 17.3 percent in 2002. The increase in operating earnings as a percent of sales was a result of the business holding its operating expenses relatively flat on growing sales along with a shift from company-funded to customer-funded research and development on new programs, primarily JTRS and JSF. In addition, favorable warranty experience of $7 million was partially offset by higher production start-up costs on several navigation and display products.

Management’s Discussion and Analysis (continued)

General corporate, net decreased to $20 million in 2003 compared to $26 million in 2002. General corporate, net in 2003 includes a gain of $20 million related to a favorable tax ruling on an overfunded life insurance reserve fund. General corporate, net in 2002 includes a $12 million net gain related to the favorable resolution of certain legal matters related to our in-flight entertainment acquisition in 1998 and the sale of a business several years ago, partially offset by reserves recorded for certain other legal matters.

Segment Financial Results for 2002 Compared to Segment Pro Forma Financial Results for 2001

Commercial Systems sales of $1,377 million in 2002 declined $375 million, or 21 percent, from sales of $1,752 million in 2001. This decrease resulted primarily from the downturn in the commercial aerospace industry following the events of September 11, 2001. Our Airshow acquisition, completed in August of 2002, added $8 million of sales in 2002. Commercial Systems segment operating earnings were $174 million in 2002 compared with $291 million in 2001. Commercial Systems segment operating earnings as a percentage of sales in 2002 were 12.6 percent compared with 16.6 percent in 2001. This decrease was primarily due to the lower sales volume, a less favorable commercial avionics sales mix, higher development costs related to our in-flight entertainment and integrated information systems, and higher warranty costs related to our in-flight entertainment products, partially offset by savings from our comprehensive restructuring plan and other cost savings initiatives.

Government Systems sales were $1,115 million in 2002, an increase of $47 million, or 4 percent, compared to sales of $1,068 million in 2001. Increased sales from data links, global positioning products, and integrated applications solutions related to several C-130 and helicopter programs more than offset a $78 million decline in sales on the KC-135 aircraft retrofit program that was completed in the third quarter of 2001. In addition, our Kaiser acquisition, which was completed in December 2000, accounted for a $25 million increase in 2002 sales compared to the previous year. Government Systems segment operating earnings were $193 million in 2002 compared with $170 million in 2001. Segment operating earnings as a percent of sales in 2002 increased to 17.3 percent from 15.9 percent in 2001. This increase was primarily due to a favorable sales mix and favorable engineering performance in 2002.

General corporate, net was $26 million in both 2002 and 2001. General corporate, net in 2002 includes a $12 million net gain related to the favorable resolution of certain legal matters related to our in-flight entertainment acquisition in 1998 and the sale of a business several years ago, partially offset by reserves recorded for certain other legal matters. General corporate, net also includes pension and other retirement benefit expenses related to certain former employees of Rockwell that were assumed by us in connection with the spin-off. Pension and retirement benefit expense associated with these obligations increased by $9 million in 2002.

Income Taxes

Our effective income tax rate for 2003 was 30.0 percent, compared to 31.0 percent in 2002 and a pro forma effective income tax rate of 36.9 percent in 2001. Excluding the effects of the asset impairment charges in 2001, the pro forma effective income tax rate in 2001 was 33.4 percent. The decline in our effective income tax rate since 2001 is due primarily to the benefits resulting from a research and development tax credit study completed in early 2002.

The Extraterritorial Income Exclusion (ETI), which provides a tax benefit on export sales, will likely be repealed by December 31, 2003. We believe that the 30.0 percent effective income tax rate is sustainable for our company as long as an equivalent tax benefit replaces the ETI. If the ETI is repealed without an equivalent replacement, the loss of the tax benefit to our company could significantly increase our effective income tax rate.

Management’s Discussion and Analysis (continued)

Retirement Benefits

Net periodic benefit expense (income) for pension and other retirement benefits are as follows (in millions):

	Year ended September 30
	Reported			Pro Forma 2001(1)
	2003	2002	2001
Pension benefits	$20	$6	$(5)	$(11)
Other retirement benefits	19	19	7	6
Curtailment gain on other retirement benefits	—	(14)	—	—

Net periodic benefit expense (income)	$39	$11	$2	$(5)

(1)	Pro Forma figures include the effects of assets and obligations assumed by us in connection with the spin-off transaction related to certain former employees of Rockwell for the nine months ended June 30, 2001.

Pension Benefits

We provide pension benefits to most of our employees in the form of defined benefit pension plans. In addition, we assumed assets and obligations for pension benefits in connection with the spin-off transaction for certain former employees of Rockwell. Over the past few years, a weak economy and other global events have spurred a substantial decline in the stock markets resulting in lower than expected investment returns on pension plan assets. In addition, interest rates have reached 40 year lows. This combination has resulted in a decline in the funded status of our pension plans from an overfunded position at September 30, 2000 to a deficit of $763 million at September 30, 2003, of which $673 million relates to our qualified pension plans. These conditions have also resulted in a higher and more volatile pension expense that is difficult to forecast. Pension expense for 2003 was $20 million compared to $6 million in 2002, and pro forma pension income of $11 million in 2001. Left unabated, pension expense in 2004 was projected to more than triple over 2003.

In response to the continued unpredictable nature of the cost of providing retirement benefits under a defined benefit structure, we amended our U.S. qualified and non-qualified defined benefit pension plans to discontinue benefit accruals for salary increases and services rendered after September 30, 2006. Concurrently, we will replace this benefit by expanding our existing defined contribution savings plan effective October 1, 2006 to include additional Company contributions. These changes will affect all of our domestic pension plans covering salaried and hourly employees not covered by collective bargaining agreements. We believe that these actions are necessary to preserve the financial strength of our company, and meet our goals of providing benefits that are both valued by our employees and whose costs and funding requirements are more consistent and predictable over the long term.

In addition to these benefit changes, we made $123 million in cash contributions to our pension plans during 2003 in order to improve the funded status of the plans, and we made an additional contribution of $125 million in early 2004. All of these contributions were discretionary in nature and are deductible for tax purposes. While we are not required to make additional contributions in calendar 2004, we will continue to monitor the funded status of our pension plans and consider additional discretionary contributions as necessary. We believe our strong financial position continues to provide us the opportunity to make discretionary contributions to our pension fund without inhibiting our ability to pursue other strategic investments.

After taking these actions, pension expense for 2004 is expected to be approximately $32 million, which is based on a discount rate of 6.0 percent and an expected return on plan assets of 8.75 percent. Despite these actions, we continue to have a significant benefit obligation relating to benefits already earned by employees that will continue to be subject to investment and discount rate volatility; however, we expect that this volatility will decrease over time as the pension obligation is paid to retirees.

Other Retirement Benefits

We provide retiree medical benefits to substantially all of our employees and retirees. In addition, we assumed assets and obligations for retiree medical benefits in connection with the spin-off transaction for certain former employees of Rockwell. As a result of escalating health care costs, we amended our retiree medical plans in 2002 to establish a fixed company contribution equal to our portion of estimated per capita health care costs in calendar year 2003. This amendment has effectively eliminated the risk to our company related to health care cost escalations for retiree medical benefits going forward as additional contributions will be required from retirees for all costs in excess of our fixed contribution amount.

Management’s Discussion and Analysis (continued)

As a result of this plan amendment, our other retirement benefits expense in 2003 remained unchanged from 2002 at $19 million, compared to pro forma expense of $6 million in 2001. The benefit to the company resulting from this plan amendment is ongoing, as other retirement benefits expense in 2004 is expected to be $19 million.

In addition to the recurring other retirement benefits expense, we recorded a curtailment gain of $14 million in 2002. This curtailment gain was prompted by the workforce reductions associated with our 2001 comprehensive restructuring plan and consisted of the accelerated recognition of a deferred gain related to previous retiree medical plan amendments.

2001 Restructuring, Goodwill and Asset Impairment Charges

For information related to our 2001 restructuring, goodwill and asset impairment charges see Note 15 of the consolidated financial statements.

Financial Condition and Liquidity

Cash Flow Summary

Cash provided by operations was $374 million in 2003, $453 million in 2002 and $193 million in 2001. Cash flow from operations has increased significantly since the spin-off transaction in 2001 due primarily to working capital initiatives that began in 2002. These initiatives included a renewed focus on more timely collections of accounts receivable and improved inventory management aided by the successful deployment of our enterprise resource planning system. During this three year period, cash flow from operations was at its highest in 2002 due primarily to the collection of a large amount of receivables resulting from the record high sales volumes in the fourth quarter of 2001. Cash flow from operations in 2003 reflects the relatively flat year-over-year sales, higher pension contributions, and the absence of the initial benefits from the working capital initiatives that were realized in 2002.

Cash used for investing activities was $71 million in 2003, compared to $239 million in 2002, and $405 million in 2001. This decrease in 2003 primarily results from the absence of acquisition related activity as compared to prior years. Capital expenditures were $72 million in 2003 compared to $62 million in 2002 and $110 million in 2001. The demand for new machinery and equipment by our businesses has fallen over the past few years as declining sales volumes have created excess capacity and opportunities to redeploy existing equipment. For 2004, we expect capital expenditures to increase to approximately $95 million as our commercial markets stabilize and we begin to acquire test equipment to ramp-up production for certain new government programs. We spent $193 million for acquisitions in 2002, which included the purchase of Airshow, Inc. and Communication Solutions, Inc. compared to acquisition expenditures of $292 million in 2001 for Kaiser Aerospace and Electronics. We continuously evaluate acquisition opportunities and expect to continue to acquire businesses and capabilities as an integral component of our overall growth strategy. We expect to finance future acquisitions, including the proposed acquisition of NLX LLC in the first quarter of 2004, using cash generated from operations, issuance of debt, issuance of common stock or other securities, or a combination thereof.

Cash used for financing activities was $279 million and $221 million in 2003 and 2002, respectively. Strong cash flow from operations provided funds to repurchase $154 million, or 6.8 million shares, of Rockwell Collins common stock at an average price of $22.56 per share under our share repurchase program in 2003, compared to repurchases of $102 million, or 4.5 million shares, at an average price of $22.74 per share in 2002. Cash flow from operations also enabled us to reduce our outstanding commercial paper borrowings by $90 million in 2003. In addition, we declared and paid cash dividends of $0.36 per share in 2003 and 2002, totaling $64 million and $66 million, respectively. We expect annual dividends to be $0.36 per share in 2004 and expect to fund these dividends using cash generated by operations. The declaration and payment of dividends, however, will be at the sole discretion of the Board of Directors.

Cash provided by financing activities in 2001 was $251 million and included the issuance of $300 million in commercial paper used to fund a pre-distribution dividend to Rockwell in connection with the spin-off transaction.

Management’s Discussion and Analysis (continued)

Liquidity

Our primary source of liquidity is through short-term borrowings in the commercial paper market. Our access to that market is facilitated by the strength of our credit ratings and $850 million of committed credit facilities with several banks (Revolving Credit Facilities). Our current ratings as provided by Moody’s Investors Service, Standard & Poor’s and Fitch, Inc. are A-2 / A / A, respectively, for long-term debt and P-1 / A-1 / F-1, respectively, for short-term debt. Standard & Poor’s and Fitch, Inc. have stable outlooks and Moody’s has a negative outlook on our credit rating. This negative outlook has no impact on our ability to borrow under our commercial paper program.

Under our commercial paper program, we may sell up to $850 million face amount of unsecured short-term promissory notes in the commercial paper market. The commercial paper notes may bear interest or may be sold at a discount and have a maturity of not more than 364 days from time of issuance. Borrowings under the commercial paper program are available for working capital needs and other general corporate purposes. Commercial paper borrowings outstanding were $42 million at September 30, 2003.

Our Revolving Credit Facilities consist of a five-year $500 million portion expiring in May 2006 and a 364-day $350 million portion which expires May 26, 2004. The Revolving Credit Facilities exist primarily to support our commercial paper program, but are available to us in the event our access to the commercial paper market is impaired or eliminated. Our only financial covenant under the Revolving Credit Facilities requires that we maintain a consolidated debt to total capitalization ratio of not greater than 60 percent. Our debt to total capitalization ratio at September 30, 2003 was 5 percent. At our election, the 364-day portion of the Revolving Credit Facilities can be converted to a one-year term loan. The Revolving Credit Facilities do not contain any rating downgrade triggers that would accelerate the maturity of our indebtedness. In addition, short-term credit facilities available to foreign subsidiaries amounted to $33 million as of September 30, 2003. There were no significant commitment fees or compensating balance requirements under these facilities. At September 30, 2003, there were no borrowings outstanding under any of the Company’s credit facilities.

In addition to our credit facilities and commercial paper program, we have a shelf registration statement filed with the Securities and Exchange Commission covering up to $750 million in debt securities, common stock, preferred stock or warrants that may be offered in one or more offerings on terms to be determined at the time of sale. Net proceeds of any offering will be used for general corporate purposes, with possible uses including repayment of existing indebtedness, capital expenditures, acquisitions and share repurchases.

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

Contractual Obligations and Other Commitments

For information related to contractual obligations and other commitments, including guarantees and indemnifications, see Notes 19 and 20 of the consolidated financial statements.

Environmental

For information related to environmental claims, remediation efforts and related matters, see Note 21 of the consolidated financial statements.

Critical Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management of Rockwell Collins to make estimates, judgments and assumptions that affect our financial condition and results of operations that are reported in the accompanying consolidated financial statements as well as the related disclosure of assets and liabilities contingent upon future events.

Management’s Discussion and Analysis (continued)

Understanding the critical accounting policies discussed below and related risks is important in evaluating the financial condition and results of operations of Rockwell Collins. We believe the following accounting policies used in the preparation of the consolidated financial statements are critical to our financial condition and results of operations as they involve a significant use of management judgment on matters that are inherently uncertain. If actual results differ significantly from management’s estimates, there could be a material effect on our financial condition, results of operations and cash flows. Management regularly discusses the identification and development of these critical accounting policies with the Audit Committee of the Board of Directors.

Inventory Valuation Reserves

Inventory valuation reserves are recorded in order to report inventories at the lower of cost or market value on our Statement of Financial Position. The determination of inventory valuation reserves requires management to make estimates and judgments on the future salability of inventories. Valuation reserves for excess, obsolete, and slow-moving inventory are estimated by comparing the inventory levels of individual parts to both future sales forecasts or production requirements and historical usage rates in order to identify inventory that is unlikely to be sold above cost. Other factors that management considers in determining these reserves include overall market conditions and other inventory management initiatives. Management can generally react to reduce the likelihood of severe excess and slow-moving inventory issues by changing purchasing behavior and practices provided there are no abrupt changes in market conditions.

Management believes its primary source of risk for excess and obsolete inventory stems from the following:

•	Our in-flight entertainment inventory, which tends to experience quicker technological obsolescence than our other products. In-flight entertainment inventory at September 30, 2003 is $138 million.

•	Life-time buy inventory, which consists of inventory that is typically no longer being produced by our vendors but for which we purchase multiple years of supply in order to meet production and service requirements over the life span of a product. Total life-time buy inventory on hand at September 30, 2003 is $106 million.

At September 30, 2003, we had $98 million of inventory valuation reserves recorded on $790 million of total inventory on hand. Although management believes these reserves are adequate, any abrupt changes in market conditions may require us to record additional inventory valuation reserves which could have a material adverse effect on our results of operations in the period in which these additional reserves are required.

Goodwill and Indefinite-Lived Intangible Assets

As of September 30, 2003, we had $330 million of goodwill resulting from various acquisitions and $17 million of indefinite-lived intangible assets consisting of trademarks and tradenames (herein referred to as “trademarks”) that were acquired as part of our Kaiser Aerospace and Electronics acquisition in 2001. We perform impairment tests on both goodwill and indefinite-lived intangible assets on an annual basis during the second quarter of each fiscal year, or on an interim basis if events or circumstances indicate that it is more likely than not that impairment has occurred.

Goodwill is potentially impaired if the carrying value of the “reporting unit” that contains the goodwill exceeds its estimated fair value. The fair values of our reporting units are determined with the assistance of third-party valuation experts using a combination of an “income approach”, which estimates fair value based upon future discounted cash flows, and a “market approach”, which estimates fair value using market multiples, ratios, and valuations of a set of comparable public companies within our industry. An indefinite-lived intangible asset is impaired if its carrying value exceeds its fair value. The fair values of our trademarks are determined with the assistance of third-party valuation experts using a “royalty savings” method, which is based upon a hypothetical royalty rate that would be charged by a licensor of the trademarks against discounted projected revenues attributable to products using those trademarks.

The valuation methodology and underlying financial information that is used to estimate the fair value of our reporting units and trademarks requires significant judgments to be made by management. These judgments include, but are not limited to, the long-term projections of future financial performance, the selection of appropriate discount rates used to present value future cash flows, and the determination of appropriate royalty rates. Our five-year strategic operating plan serves as the basis for these valuations and represents our best estimate of future business conditions in our industry as well as our ability to compete. Discount rates are determined based upon the weighted average cost of capital for a set of comparable companies adjusted for risks associated with our different operations. Royalty rates used for the trademark valuations are determined by considering market competition, customer base, the age of the trademark, quality, absolute and relative profitability, and market share. Our goodwill and indefinite-lived intangible asset impairment tests that were performed in the second quarter of 2003 yielded no impairments.

Management’s Discussion and Analysis (continued)

Accounting for Long-Term Contracts

A substantial portion of our sales to government customers and certain of our sales to commercial customers are made pursuant to long-term contracts requiring development and delivery of products over several years and often contain fixed-price purchase options for additional products. Certain of these contracts are accounted for under the percentage-of-completion method of accounting under the American Institute of Certified Public Accountants’ Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (SOP 81-1). Sales and earnings under these contracts are recorded either as products are shipped under the units-of-delivery method (for production effort), or based on the ratio of actual costs incurred to total estimated costs expected to be incurred related to the contract under the cost-to-cost method (for development effort).

The percentage-of-completion method of accounting requires management to estimate the profit margin for each individual contract and to apply that profit margin on a uniform basis as sales are recorded under the contract. The estimation of profit margins requires management to make projections of the total sales to be generated and the total costs that will be incurred under a contract. These projections require management to make numerous assumptions and estimates relating to items such as the complexity of design and related development costs, performance of subcontractors, availability and cost of materials, labor productivity and cost, overhead and capital costs, and manufacturing efficiency. These contracts often include purchase options for additional quantities and customer change orders for additional or revised product functionality. Sales and costs related to profitable purchase options are included in our estimates only when the options are exercised while sales and costs related to unprofitable purchase options are included in our estimates when exercise is determined to be probable. Sales related to change orders are included in profit estimates only if they can be reliably estimated and collectibility is reasonably assured. Purchase options and change orders are accounted for either as an integral part of the original contract or separately depending upon the nature and value of the item. Anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable.

Estimates of profit margins for contracts are typically reviewed by management on a quarterly basis. Assuming the initial estimates of sales and costs under a contract are accurate, the percentage-of-completion method results in the profit margin being recorded evenly as revenue is recognized under the contract. Changes in these underlying estimates due to revisions in sales and cost estimates, the combining of contracts, or the exercise of contract options may result in profit margins being recognized unevenly over a contract as such changes are accounted for on a cumulative basis in the period estimates are revised. Significant changes in estimates related to accounting for long-term contracts may have a material effect on our results of operations in the period in which the revised estimate is made.

Warranty

Reserves are recorded on our Statement of Financial Position to reflect our contractual liabilities relating to warranty commitments to our customers. We provide warranty coverage of various lengths and terms to our customers depending on standard offerings and negotiated contractual agreements. We record an estimate for warranty expense at the time of sale based on historical warranty return rates and repair costs. We believe our primary source of warranty risk relates to our in-flight entertainment products and extended warranty terms across all businesses. At September 30, 2003, we have recorded $144 million of warranty reserves. Should future warranty experience differ materially from our historical experience, we may be required to record additional warranty reserves which could have a material adverse effect on our results of operations in the period in which these additional reserves are required.

Pension Benefits

We provide retirement benefits to most of our employees in the form of defined benefit pension plans. Accounting standards require the cost of providing these pension plans be measured on an actuarial basis. These accounting standards will generally reduce, but not eliminate, the volatility of the reported benefit obligations on our balance sheet and related benefit expense as actuarial gains and losses resulting from both normal year-to-year changes in valuation assumptions and the differences from actual experience are deferred and amortized. The application of

Management’s Discussion and Analysis (continued)

these accounting standards requires management to make numerous assumptions and judgments that can significantly affect these measurements. Critical assumptions made by management in performing these actuarial valuations include the selection of discount rates and expectations on the future rate of return on pension plan assets.

Discount rates are used to determine the present values of our benefit obligations and also affect the amount of benefit expense recorded in any given period. We estimate this discount rate based on the rates of return of high quality, fixed-income investment indexes with maturity dates that reflect the expected time horizon that benefits will be paid. Changes in the discount rate could have a material effect on our reported benefit obligations and related benefit expense. Over the past three years, discount rates have decreased from 7.5 percent to 6.0 percent, which has significantly increased our reported benefit obligations and has contributed to an increase in our benefit expense. For 2004, a one-quarter percent increase or decrease in the discount rate would decrease or increase our total pre-tax pension benefit expense by approximately $7 million.

The expected rate of return is our estimate of the long-term earnings rate on our pension plan assets. Based on market outlook, we plan on lowering our expected long-term rate of return assumption in 2004 to 8.75 percent when determining pension expense from the 9.0 percent used in 2003. We believe this rate of return is appropriate given our investment mix, the expected time horizon that benefits will be paid, and our historical investment performance. Our actual average return on pension plan assets over the past ten, fifteen and twenty-year periods has exceeded this expected rate of return. Holding all other assumptions constant, a one-quarter percent increase or decrease in the expected rate of return on pension plan assets would decrease or increase our pre-tax pension benefit expense by approximately $4 million. Over the past three years, our actual rate of return on pension plan assets has been substantially less than our expected rate of return which has contributed to an increase in our expense for pension benefits. Should our actual rate of return continue to remain below our expected return rate, our expense for pension benefits will likely continue to increase.

Income Taxes

At the end of each reporting period, we estimate an effective income tax rate that is expected to be applicable for the full fiscal year. The estimate of our effective income tax rate involves significant judgments resulting from uncertainties in the application of complex tax regulations across many jurisdictions, implementation of tax planning strategies, and estimates as to the jurisdictions where income is expected to be earned. These estimates may be further complicated by new laws, new interpretations of existing laws, and rulings by taxing authorities. Due to the subjectivity and complex nature of these underlying issues, our actual effective income tax rate and related tax liabilities may differ from our initial estimates. Differences between our estimated and actual effective income tax rates and related liabilities are recorded in the period they become known. The resulting adjustment to our income tax expense could have a material effect on our results of operations in the period the adjustment is recorded.

Deferred tax assets and liabilities are recorded for tax carryforwards and the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Management believes it is more likely than not that the current and long-term deferred tax assets will be realized through the reduction of future taxable income. See Note 17 of the consolidated financial statements for further detail regarding deferred taxes and the factors considered in evaluating deferred tax asset realization.

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

Interest Rate Risk

In addition to using cash provided by normal operating activities, we utilize short-term commercial paper borrowings to finance operations and business acquisitions. At September 30, 2003, commercial paper borrowings outstanding were $42 million compared with $132 million at September 30, 2002. Although the interest rates are fixed through the maturity date, we are exposed to interest rate risk upon maturity of commercial paper borrowings as we will generally refinance all or a portion of this debt by issuing new commercial paper at market interest rates that may be higher or lower at that time. If market interest rates had averaged 25 percent higher in either 2003 or 2002, the effect on results of operations would not have been material. Due to the short-term nature of commercial paper outstanding, the fair value of these obligations approximated its carrying value at September 30, 2003.

Management’s Discussion and Analysis (continued)

Foreign Currency Risk

We are exposed to foreign currency risks that arise from normal business operations. These risks include the translation of local currency balances of our foreign subsidiaries, intercompany loans with foreign subsidiaries and transactions denominated in foreign currencies. Our objective is to minimize our exposure to these risks through a combination of normal operating activities (by requiring, where possible, export sales be denominated in United States dollars) and utilizing foreign currency forward exchange contracts to manage our exposure on transactions denominated in currencies other than the applicable functional currency. For the year ended September 30, 2003, approximately 34 percent of our total sales consisted of sales outside of the United States, with less than 10 percent of total sales denominated in currencies other than the United States dollar. Foreign currency forward exchange contracts are executed with creditworthy banks and are denominated in currencies of major industrial countries. It is our policy not to enter into derivative financial instruments for speculative purposes. We do not hedge our exposure to the translation of reported results of our foreign subsidiaries from the local currency into United States dollars.

At September 30, 2003, we had outstanding foreign currency forward exchange contracts with notional amounts of $101 million compared with $141 million at September 30, 2002, primarily consisting of contracts to exchange the euro and pound sterling. Notional amounts are stated in the U. S. dollar equivalents at spot exchange rates at the respective dates. The use of these contracts allows us to manage transactional exposure to exchange rate fluctuations as the gains and losses incurred on the foreign currency forward exchange contracts will offset, in whole or in part, losses or gains on the underlying foreign currency exposure. As of September 30, 2003 and 2002, the foreign currency forward exchange contracts are recorded at fair value in Other Current Assets in the amount of $2 million and $4 million, respectively, and Other Current Liabilities in the amount of $4 million and $2 million, respectively. A hypothetical 10 percent adverse change in underlying foreign currency exchange rates associated with these contracts would not be material to our financial condition, results of operations, or cash flows.

Cautionary Statement

This Annual Report to Shareowners, and documents that are incorporated by reference to our Annual Report on Form 10-K filed with the SEC, contain statements, including certain projections and business trends, accompanied by such phrases as “believes”, “estimates”, “expects”, “could”, “likely”, “anticipates”, “will”, “intends”, and other similar expressions, that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to uncertainty following the war in Iraq; political turmoil in the Middle East; the timing related to restoring consumer confidence in air travel; the health of the global economy as well as the commercial aerospace industry; domestic and foreign government spending, budgetary and trade policies; economic and political changes in international markets where we compete; demand for and market acceptance of new and existing products; performance of our products; potential cancellation, delay of orders or changes in procurement practices by our customers; customer bankruptcy; labor work stoppages; returns on our pension plan assets; recruitment and retention of qualified personnel; performance of our major suppliers and subcontractors; our ability to successfully execute to our internal performance plans; achieving our planned effective tax rates; favorable outcomes of certain customer procurements and congressional approvals; changes to government policies and regulations; changes to new aircraft build rates; product reliability and cost of repairs; successful execution of our acquisition, strategic and integration plans; and the uncertainties of the outcome of litigation, as well as other risks and uncertainties, including but not limited to those detailed herein and from time to time in our other SEC filings. These forward-looking statements are made only as of the date hereof.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

We, the management team of Rockwell Collins, are responsible for the preparation, integrity and objectivity of the financial statements and other financial information we have presented in this report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, applying our estimates and judgments.

Our internal controls are designed to provide reasonable assurance as to the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability of assets. These controls are based on established written policies and procedures, are implemented by trained, skilled personnel with an appropriate segregation of duties and are monitored through a comprehensive internal audit program. Rockwell Collins is committed to maintaining high ethical standards and business practices wherever we operate.

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

Our Board of Directors exercises its responsibility for these financial statements through its Audit Committee, which consists entirely of independent, non-management Board members. The Audit Committee meets regularly with the independent auditors and with the Company’s internal auditors, both privately and with management present, to review accounting, auditing, internal controls and financial reporting matters.

/s/ Clayton M. Jones	/s/ Lawrence A. Erickson
Clayton M. Jones	Lawrence A. Erickson
Chairman, President & Chief Executive Officer	Senior Vice President & Chief Financial Officer

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareowners of

Rockwell Collins, Inc.

We have audited the accompanying consolidated statement of financial position of Rockwell Collins, Inc. and subsidiaries (the “Company”) (formerly the avionics and communications business of Rockwell Automation, Inc. – see Note 1) as of September 30, 2003 and 2002, and the related consolidated statements of operations, of cash flows, and of shareowners’ equity and comprehensive income for each of the three years in the period ended September 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

The accompanying consolidated financial statements for the year ended September 30, 2001 were prepared to present the results of operations and cash flows of the Company, as described in Note 1 to the consolidated financial statements, and may not necessarily be indicative of the results of operations and cash flows if the Company had been operated as a stand-alone entity during all of 2001.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2, 7, and 24 to the consolidated financial statements, the Company changed its method of accounting for goodwill and certain other intangible assets effective October 1, 2001.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

November 6, 2003

ROCKWELL COLLINS, INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions, except per share amounts)

	September 30
	2003	2002
ASSETS
Current Assets:
Cash	$66	$49
Receivables	525	519
Inventories	618	653
Current deferred income taxes	178	191
Income taxes receivable	17	—
Other current assets	23	21

Total current assets	1,427	1,433

Property	401	411
Intangible Assets	110	124
Goodwill	330	332
Other Assets	323	255

TOTAL ASSETS	$2,591	$2,555

LIABILITIES AND SHAREOWNERS’ EQUITY
Current Liabilities:
Short-term debt	$42	$132
Accounts payable	198	211
Compensation and benefits	216	219
Income taxes payable	3	20
Product warranty costs	144	152
Other current liabilities	298	304

Total current liabilities	901	1,038

Retirement Benefits	824	495
Other Liabilities	33	35

Shareowners’ Equity:
Common stock ($0.01 par value; shares authorized: 1,000; shares issued: 183.8)	2	2
Additional paid-in capital	1,213	1,208
Retained earnings	273	91
Accumulated other comprehensive loss	(516)	(252)
Common stock in treasury, at cost (shares held: 2003, 6.0; 2002, 2.8)	(139)	(62)

Total shareowners’ equity	833	987

TOTAL LIABILITIES AND SHAREOWNERS’ EQUITY	$2,591	$2,555

See Notes to Consolidated Financial Statements.

ROCKWELL COLLINS, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(in millions, except per share amounts)

	Year Ended September 30
	2003	2002	2001
Sales:
Product sales	$2,271	$2,238	$2,562
Service sales	271	254	258

Total sales	2,542	2,492	2,820

Costs, expenses and other:
Product cost of sales	1,665	1,678	1,922
Service cost of sales	201	185	186
Selling, general and administrative expenses	341	307	351
Asset impairment charges (Note 15)	—	—	75
Goodwill impairment charges (Note 15)	—	—	74
Interest expense	3	6	3
Other income, net	(36)	(25)	(15)

Total costs, expenses and other	2,174	2,151	2,596

Income before income taxes	368	341	224

Income tax provision	110	105	85

Net income	$258	$236	$139

Earnings per share:
Basic	$1.44	$1.29
Diluted	$1.43	$1.28

Weighted average common shares:
Basic	179.1	183.1
Diluted	180.1	184.1

Cash dividends per share	$0.36	$0.36

See Notes to Consolidated Financial Statements.

ROCKWELL COLLINS, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions)

	Year Ended September 30
	2003	2002	2001
Operating Activities:
Net income	$258	$236	$139
Adjustments to arrive at cash provided by operating activities:
Depreciation	93	98	98
Amortization of intangible assets	12	7	40
Pension plan contributions	(123)	(46)	(7)
Deferred income taxes	105	50	(26)
Asset impairment charges (Note 15)	—	—	75
Goodwill impairment charges (Note 15)	—	—	74
Tax benefit from exercise of stock options	7	4	—
Changes in assets and liabilities, excluding effects of acquisitions, divestitures, and foreign currency adjustments:
Receivables	2	122	(104)
Inventories	40	78	(49)
Accounts payable	(15)	(32)	19
Income taxes	(34)	5	8
Compensation and benefits	34	(3)	9
Other assets and liabilities	(5)	(66)	(83)

Cash Provided by Operating Activities	374	453	193

Investing Activities:
Property additions	(72)	(62)	(110)
Acquisition of businesses, net of cash acquired	2	(193)	(292)
Investment in equity affiliates	(5)	(5)	(3)
Proceeds from the disposition of a business	—	15	—
Proceeds from the disposition of property	4	6	—

Cash Used for Investing Activities	(71)	(239)	(405)

Financing Activities:
Increase (decrease) in short-term borrowings, net	(90)	(70)	202
Purchase of treasury stock	(154)	(102)	—
Cash dividends	(64)	(66)	(17)
Pre-Distribution dividend to Rockwell (Note 1)	—	—	(300)
Proceeds from exercise of stock options	29	17	—
Net transfers from Rockwell	—	—	366

Cash (Used for) Provided by Financing Activities	(279)	(221)	251

Effect of exchange rate changes on cash	(7)	(4)	1

Net Change in Cash	17	(11)	40
Cash at Beginning of Year	49	60	20

Cash at End of Year	$66	$49	$60

See Notes to Consolidated Financial Statements.

ROCKWELL COLLINS, INC.

CONSOLIDATED STATEMENT OF SHAREOWNERS’ EQUITY

AND COMPREHENSIVE INCOME

(in millions)

	Year Ended September 30
	2003	2002	2001
Common Stock
Beginning balance	$2	$2	$—
Shares issued in connection with the Distribution	—	—	2

Ending balance	2	2	2

Additional Paid-In Capital
Beginning balance	1,208	1,201	—
Shares issued under stock option and benefit plans	7	5	—
Shares issued in connection with the Distribution	—	—	1,188
Other	(2)	2	13

Ending balance	1,213	1,208	1,201

Retained Earnings (Accumulated Deficit)
Beginning balance	91	(65)	—
Net earnings (loss) after the Distribution	258	236	(48)
Shares issued under stock option and benefit plans	(12)	(14)	—
Cash dividends	(64)	(66)	(17)

Ending balance	273	91	(65)

Accumulated Other Comprehensive Loss
Beginning balance	(252)	(28)	(29)
Currency translation gain	9	5	3
Minimum pension liability adjustment	(273)	(229)	(2)

Ending balance	(516)	(252)	(28)

Common Stock in Treasury
Beginning balance	(62)	—	—
Share repurchases	(154)	(102)	—
Shares issued from treasury	77	40	—

Ending balance	(139)	(62)	—

Rockwell’s Net Investment
Beginning balance	—	—	937
Net income prior to the Distribution	—	—	187
Net transfers from Rockwell	—	—	366
Pre-Distribution dividend to Rockwell	—	—	(300)
Shares issued in connection with the Distribution	—	—	(1,190)

Ending balance	—	—	—

Total Shareowners’ Equity	$833	$987	$1,110

Comprehensive Income
Net income	$258	$236	$139
Other comprehensive (loss) income, net of deferred taxes (2003, $160; 2002, $135; 2001, $1)	(264)	(224)	1

Comprehensive (loss) income	$(6)	$12	$140

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation

Rockwell Collins, Inc. (the Company or Rockwell Collins) provides design, production and support of communications and aviation electronics for commercial and military customers worldwide. Rockwell Collins became an independent, publicly held company on June 29, 2001, when Rockwell International Corporation, renamed Rockwell Automation, Inc. (Rockwell), spun off its former avionics and communications business (Avionics and Communications) and certain other assets and liabilities of Rockwell by means of a distribution (the Distribution) of all the outstanding shares of common stock of the Company to the shareowners of Rockwell in a tax-free spin-off. In connection with the Distribution, the Company paid a pre-Distribution dividend of $300 million to Rockwell, which was funded through the issuance of commercial paper.

The financial statements as of, and for the periods subsequent to, the Distribution reflect the financial position, results of operations and cash flows of the Company and its consolidated subsidiaries on a basis that reflects the historical assets, liabilities, and operations of the business contributed to the Company by Rockwell.

The financial statements for the period prior to the Distribution reflect the financial position, results of operations and cash flows of Avionics and Communications as operated by Rockwell prior to the Distribution, as well as the Company’s share of earnings and losses from its 50 percent ownership interest in Rockwell Scientific Company, LLC (Rockwell Scientific) that was transferred to the Company in connection with the Distribution. These financial statements also include an allocation for management and other services provided by Rockwell to the Company including, but not limited to, corporate oversight, financial, legal, tax, payroll, and employee benefits administration services. Total costs allocated to the Company for these services were $27 million for the year ended September 30, 2001. Management believes that the method used to allocate these costs to the Company was reasonable and the amounts approximate the costs that would have been incurred by the Company on a stand-alone basis. The financial statements for the period prior to the Distribution are not necessarily indicative of what the financial position, results of operations and cash flows would have been if Rockwell Collins had been an independent public company during such period.

The Company operates on a fiscal year basis with the fiscal year ending on September 30. All date references contained herein relate to the Company’s fiscal year unless otherwise stated.

Certain prior year amounts have been reclassified to conform to the current year presentation.

2.	Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The Company’s investments in entities it does not control but has the ability to exercise significant influence are accounted for under the equity method and are classified as Other Assets in the Statement of Financial Position. All significant intercompany transactions have been eliminated. Effective February 1, 2003, the Company accounts for variable interest entities in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46). FIN 46 defines a variable interest entity as (a) a contractual, ownership or monetary interest in an entity where the ability to influence financial decisions is not proportional to the investment interest, or (b) an entity lacking the invested capital sufficient to fund future activities without the support of a third party. FIN 46 requires additional disclosure for all variable interest entities and the consolidation of a variable interest entity by the primary beneficiary. The adoption of FIN 46 did not require the consolidation of any existing variable interest entities, but did result in additional disclosures related to the Company’s investment in Tenzing Communications, Inc. (see Note 8).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition

The Company enters into sales arrangements that include multiple deliverables as defined in Emerging Issues Task Force (EITF) Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. Effective July 1, 2003, the Company identifies all goods and/or services that are to be delivered separately under a sales arrangement and allocates revenue to each deliverable based on fair value. In general, revenues are separated between hardware, maintenance services, and installation services. The allocated revenue for each deliverable is then recognized using appropriate revenue recognition methods.

The Company recognizes sales for most products or services when all of the following criteria are met: an agreement of sale exists, product delivery and acceptance has occurred or services have been rendered, pricing is fixed or determinable, and collection is reasonably assured.

Sales related to long-term separately priced product maintenance or warranty contracts are accounted for in accordance with the terms of the underlying agreements. Certain contracts are fixed price contracts with sales recognized ratably over the contractual life, while other contracts have a fixed hourly rate with sales recognized based on actual labor or flight hours incurred. The cost of providing these services is expensed as incurred.

Sales related to certain other long-term contracts requiring development and delivery of products over several years are accounted for under the percentage-of-completion method of accounting under the American Institute of Certified Public Accountants’ Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (SOP 81-1). Sales and earnings under these contracts are recorded either as products are shipped under the units-of-delivery method (for production effort), or based on the ratio of actual costs incurred to total estimated costs expected to be incurred related to the contract under the cost-to-cost method (for development effort). Sales and costs related to profitable purchase options are included in estimates only when the options are exercised while sales and costs related to unprofitable purchase options are included in estimates when exercise is determined to be probable. Change orders are accounted for either as an integral part of the original contract or separately depending upon the nature and value of the item. Sales related to change orders are included in profit estimates only if they can be reliably estimated and collectibility is reasonably assured. Anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable. Changes in estimates of profit or loss on contracts are included in earnings on a cumulative basis in the period the estimate is changed.

Research and Development

The Company performs research and development activities relating to the development of new products and the improvement of existing products. Company-initiated research and development programs are expensed as incurred and included in cost of sales in the Statement of Operations. Customer-funded research and development expenditures are generally accounted for as contract costs, and the reimbursement is accounted for as a sale.

Earnings Per Share Information

Earnings per share information for 2001 has not been presented in the Statement of Operations as the Company was not an independent company for nine months of the year. Earnings per share information has been presented on a pro forma basis in Note 24 for 2001 as if the Distribution had taken place on October 1, 2000 and giving effect to certain accounting standards adopted subsequent to 2001.

Cash

Cash includes time deposits and certificates of deposit with original maturity dates of three months or less.

Inventories

Inventories are stated at the lower of cost or market using standard costs which approximate the first-in, first-out method, less related progress payments received. Inventoried costs include direct costs of manufacturing, engineering and tooling, and allocable overhead costs. The Company regularly compares inventory quantities on hand on a part level basis to estimated forecasts of product demand and production requirements. Based on these comparisons, management establishes an excess and obsolete inventory reserve on an aggregate basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property

Property is stated at acquisition cost. Depreciation of property is generally provided using accelerated and straight-line methods over the following estimated useful lives: buildings and improvements, fifteen to forty years; machinery and equipment, eight years; and information systems software and hardware, three to ten years. Significant renewals and betterments are capitalized and replaced units are written off. Maintenance and repairs, as well as renewals of minor amounts, are charged to expense in the period incurred. Effective October 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations (SFAS 143). Under SFAS 143, the fair value of liabilities associated with the retirement of property is recorded when there is a legal or contractual requirement to incur such costs. Upon the initial recognition of a contractual or legal liability for an asset retirement obligation, the Company capitalizes an asset retirement cost by increasing the carrying amount of the property by the same amount as the liability. This asset retirement cost is then depreciated over the estimated useful life of the underlying property. The adoption of SFAS 143 did not have a material impact on the Company’s results of operations, financial position or cash flows.

Goodwill and Intangible Assets

Goodwill and intangible assets generally result from business acquisitions. Effective October 1, 2001, the Company accounts for goodwill and purchased intangible assets under SFAS No. 141, Business Combinations (SFAS 141), and SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142). Business acquisitions are accounted for under the purchase method by assigning the purchase price to tangible and intangible assets acquired and liabilities assumed, including research and development projects which have not yet reached technological feasibility and have no alternative future use (purchased research and development). Assets acquired and liabilities assumed are recorded at their fair values; the appraised value of purchased research and development is immediately charged to expense; and the excess of the purchase price over the amounts assigned is recorded as goodwill. Assets acquired and liabilities assumed are allocated to the Company’s “reporting units” based on the Company’s integration plans and internal reporting structure. Purchased intangible assets with finite lives are amortized over their estimated useful lives. Goodwill and intangible assets with indefinite lives are not amortized, but reviewed at least annually for impairment. Prior to the adoption of SFAS 141 and SFAS 142, all goodwill and intangible assets were amortized over their estimated useful lives ranging from three to forty years. Pro forma financial information for the year ended September 30, 2001, reflecting adjustments relating to the adoption of SFAS 141 and SFAS 142, is presented in Note 24.

Impairment of Long-Lived Assets

Effective October 1, 2002, the Company assesses the impairment of long-lived assets, excluding goodwill and indefinite-lived intangible assets, in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). Under SFAS 144, long-lived assets are reviewed for impairment when management plans to dispose of assets or when events or circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. Assets held for disposal are reported at the lower of the carrying amount or fair value less cost to sell. Management determines fair value using discounted future cash flow analysis or other accepted valuation techniques. Long-lived assets held for use are reviewed for impairment by comparing the carrying amount of an asset to the undiscounted future cash flows expected to be generated by the asset over its remaining useful life. If an asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. The adoption of SFAS 144 did not have a material impact on the Company’s results of operations, financial position or cash flows.

Effective October 1, 2001, the Company began to assess the impairment of goodwill and intangible assets with indefinite lives under the provisions of SFAS 142, which requires goodwill and indefinite lived intangible assets to be tested annually for impairment with more frequent tests required if indications of impairment exist. The Company’s annual impairment testing date is in the second quarter of each fiscal year. Under SFAS 142, impairment for intangible assets with indefinite lives exists if the carrying value of the intangible asset exceeds its fair value. Goodwill is potentially impaired under SFAS 142 if the carrying value of a “reporting unit” exceeds its estimated fair value. Management determines fair value using discounted future cash flow analysis or other accepted valuation techniques.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Prior to the adoption of SFAS 142 and SFAS 144, the Company accounted for the impairment of long-lived assets under SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which had requirements similar to SFAS 144. In September 2001, the Company recorded asset impairment charges of $136 million related to its long-lived assets recorded in connection with the Sony Trans Com and Hughes-Avicom acquisitions and $13 million related to certain software license agreements (see Note 15).

Exit and Disposal Activities

Effective October 1, 2002, the Company accounts for the costs of exit and disposal activities under SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146). SFAS 146 requires that the Company recognize liabilities associated with exit or disposal activities at the time they are incurred rather than at the date of a commitment by Company management to an exit or disposal plan. Exit or disposal costs include costs associated with one-time employee termination benefits that are not an enhancement of ongoing benefit arrangements, contract terminations, and facility consolidations or employee relocations. Prior to October 1, 2002, the Company recognized liabilities for similar costs generally at the commitment date. The adoption of SFAS 146 did not impact the Company’s results of operations, financial position or cash flows; however, it may change the timing of when certain charges are recorded by the Company in connection with future exit, disposal, or restructuring activities.

Customer Incentives

Rockwell Collins provides sales incentives to certain commercial customers in connection with sales contracts. These incentives are recognized as a reduction of the sales price for customer account credits or charged to cost of sales for products or services to be provided, when the related sale is recorded. The liability for these incentives is included in Other Current Liabilities in the Statement of Financial Position.

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

Stock-Based Compensation

The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees (APB 25). As the Company’s various incentive plans require stock options to be granted at prices equal to or above the fair market value of the Company’s common stock on the grant dates, no compensation expense is recognized in connection with stock options granted to employees. Additionally, the Company sponsors an Employee Stock Purchase Plan that is considered a non-compensatory plan under APB 25 and no compensation expense is recorded in connection with this benefit. On October 1, 2002, Rockwell Collins adopted the disclosure provisions of SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure; an amendment to FASB Statement No. 123 (SFAS 148). SFAS 148 requires more prominent disclosures of the pro forma effects on net income of stock-based compensation as well as disclosures in interim financial statements. The Company continues to account for stock-based compensation using the intrinsic value method under APB 25, and generally does not record compensation expense relating to stock-based compensation. The adoption of SFAS 148 did not impact the Company’s results of operations, financial position or cash flows, but did require additional disclosures regarding stock-based compensation (see Note 13).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Derivative Financial Instruments

The Company uses derivative financial instruments in the form of foreign currency forward exchange contracts to manage foreign currency risks. Foreign currency forward exchange contracts are used to offset changes in the fair value of certain assets and liabilities or forecasted cash flows resulting from transactions denominated in foreign currencies. The Company’s policy is to execute such instruments with creditworthy banks and not to enter into derivative financial instruments for speculative purposes. All foreign currency forward exchange contracts are denominated in currencies of major industrial countries. All of the foreign currency forward exchange contracts entered into by the Company, although effective hedges from an economic perspective, have not been designated as hedges for accounting purposes. These contracts are recognized in the Statement of Financial Position at fair value with the changes in the fair value recognized in earnings as a component of Cost of Sales.

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

Concentration of Risks

The Company’s customers consist primarily of commercial and military aircraft manufacturers, commercial airlines, and the United States and foreign governments. The commercial aerospace market has been historically cyclical and subject to downturns during periods of weak economic conditions which could be prompted by or exacerbated by political or other domestic or international events. Recent events such as the terrorist acts in 2001, the SARS virus, and the war with Iraq have resulted in reductions in air travel and adversely affected the financial condition of many of the Company’s customers. The Company performs ongoing credit evaluations on the financial condition of its customers and maintains allowances for uncollectible accounts receivable based on expected collectibility. Although management believes its allowances are adequate, the Company is not able to predict with certainty the changes in the financial stability of its customers. Any material change in the financial status of any one or group of customers could have a material adverse effect on the Company’s results of operations, financial position or cash flows. Commercial Systems receivables at September 30, 2003 were $257 million, of which approximately $95 million were associated with commercial airlines.

Sales to the United States and other foreign governments, either directly or indirectly as a subcontractor, may be affected by changes in budget appropriations, procurement policies, political developments both domestically and abroad, and other factors. While management believes the Company’s product offerings are well positioned to meet the needs of the United States and foreign governments, any material changes in any of these factors could have a material adverse effect on the Company’s results of operations, financial position or cash flows.

3.	Acquisitions and Divestiture of Businesses

During the years ended September 30, 2003, 2002 and 2001, the Company completed three acquisitions that were accounted for using the purchase method and are summarized as follows (amounts in millions, life in years):

				Intangible Assets
	Fiscal Year Acquired	Cash Purchase Price	Goodwill	Finite Lived	Weighted Average Life in Years	Indefinite Lived
Airshow, Inc.	2002	$160	$106	$50	9	$—
Communication Solutions, Inc.	2002	24	14	5	8	—
Kaiser Aerospace & Electronics Corporation	2001	300	199	46	11	19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In August 2002, Rockwell Collins acquired Airshow, Inc. (Airshow), a provider of integrated cabin electronics system solutions for business aircraft, including cabin environment controls, passenger information and entertainment, and business support systems. The acquisition of Airshow expands the Company’s capabilities for providing airborne electronics solutions to business aviation and commercial aircraft, and increases the Company’s ability to provide integrated solutions that bridge flight deck and cabin electronics. Goodwill resulting from the acquisition is deductible for tax purposes. Goodwill is included within the identifiable assets of the Commercial Systems segment.

In March 2002, Rockwell Collins acquired Communication Solutions, Inc. (ComSol), a provider of signals intelligence technology that is used worldwide in defense and security-related applications. The acquisition of ComSol expands the Company’s product portfolio in the areas of signals intelligence and surveillance solutions and enhances the electronic warfare capabilities of Rockwell Collins. Goodwill resulting from this acquisition is not tax deductible. Goodwill is included within the identifiable assets of the Government Systems segment.

In December 2000, Rockwell Collins acquired Kaiser Aerospace & Electronics Corporation (Kaiser). Kaiser is a leading supplier of flight deck display solutions for tactical aircraft, optical technologies for instrumentation and communication, and specialized aircraft products for the defense and aerospace industry. The total purchase price was $300 million, of which $292 million was paid in 2001 with the balance paid in 2002 and 2003. Goodwill resulting from this acquisition is not tax deductible. Total goodwill resulting from this acquisition was $199 million of which $62 million was allocated to the Commercial Systems segment and $137 million was allocated to the Government Systems segment.

The results of operations of these acquired businesses are included in the Statement of Operations since their respective dates of acquisition. Pro forma financial information is not presented as the combined effect of these acquisitions is not material to the Company’s results of operations or financial position.

In March 2002, Rockwell Collins sold Kaiser Fluid Technologies, Inc. (KFT) for $15 million in cash. KFT’s products included valves, actuators and dampers for landing gear, brake, engine, bleed air, flight control and utility control systems for aircraft. There was no gain or loss recorded by the Company in connection with this divestiture. Prior to the divestiture, KFT generated sales for the Government Systems segment in the amount of $8 million in 2002.

4.	Receivables

Receivables are summarized as follows (in millions):

	September 30
	2003	2002
Billed	$460	$445
Unbilled	200	154
Less progress payments	(118)	(64)

Total	542	535
Less allowance for doubtful accounts	(17)	(16)

Receivables	$525	$519

Unbilled receivables principally represent sales recorded under the percentage-of-completion method of accounting that are billed to customers in accordance with applicable contract terms.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	Inventories

Inventories are summarized as follows (in millions):

	September 30
	2003	2002
Finished goods	$155	$168
Work in process	215	211
Raw materials, parts, and supplies	322	333

Total	692	712
Less progress payments	(74)	(59)

Inventories	$618	$653

In accordance with industry practice, inventories include amounts which are not expected to be realized within one year. These amounts primarily relate to life-time buy inventory, which is inventory that is typically no longer being produced by the Company’s vendors but for which multiple years of supply are purchased in order to meet production and service requirements over the life span of a product. Life-time buy inventory was $106 million and $86 million at September 30, 2003 and 2002, respectively.

6.	Property

Property is summarized as follows (in millions):

	September 30
	2003	2002
Land	$25	$26
Buildings and improvements	222	214
Machinery and equipment	566	531
Information systems software and hardware	226	241
Construction in progress	25	24

Total	1,064	1,036
Less accumulated depreciation	(663)	(625)

Property	$401	$411

7.	Goodwill and Intangible Assets

Changes in the carrying amount of goodwill for the years ended September 30, 2003 and 2002 are summarized as follows (in millions):

	Commercial Systems	Government Systems	Total
Balance at September 30, 2001	$77	$107	$184
Assembled workforce reclass, net of deferred taxes of $6 million	3	9	12
Kaiser acquisition adjustments	1	17	18
ComSol acquisition	—	14	14
Airshow acquisition	108	—	108
KFT divestiture	—	(4)	(4)

Balance at September 30, 2002	189	143	332
Airshow purchase price adjustment	(2)	—	(2)

Balance at September 30, 2003	$187	$143	$330

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Intangible assets are summarized as follows (in millions):

	September 30, 2003			September 30, 2002
	Gross	Accum Amort	Net	Gross	Accum Amort	Net
Intangible assets with finite lives:
Developed technology and patents	$109	$24	$85	$107	$13	$94
Trademarks and tradenames	9	1	8	9	—	9
License agreements	3	3	—	3	3	—
Intangible assets with indefinite lives:
Trademarks and tradenames	18	1	17	18	1	17
Intangible asset related to minimum pension liability	—	—	—	4	—	4

Intangible assets	$139	$29	$110	$141	$17	$124

Impairment tests on goodwill and intangible assets with indefinite lives were performed upon adoption of SFAS 142 on October 1, 2001, as well as on the Company’s annual testing date in the second quarter of 2002 and 2003. These tests yielded no impairments.

In connection with the adoption of SFAS 141, the Company reclassified an intangible asset for assembled workforce with a carrying value of $18 million ($12 million net of deferred taxes) to goodwill as assembled workforce does not meet the criteria for a separately identifiable intangible asset. The Company also reviewed the remaining estimated useful lives of all recorded intangible assets and determined that the useful lives of the trademarks and tradenames related to the Kaiser acquisition are indefinite.

Amortization expense for goodwill and intangible assets for the years ended September 30, 2003, 2002 and 2001 was $12 million, $7 million and $40 million, respectively. Annual estimated amortization expense for 2004 and 2005 is $12 million per year and $11 million per year for 2006, 2007, and 2008.

Pro forma financial information for the year ended September 30, 2001, reflecting adjustments relating to the adoption of SFAS 141 and SFAS 142 is presented in Note 24.

8.	Other Assets

Other assets are summarized as follows (in millions):

	September 30
	2003	2002
Long-term deferred income taxes (Note 17)	$173	$103
Investments in equity affiliates	71	62
Exchange and rental assets, net of accumulated depreciation of $67 million at September 30, 2003 and $52 million at September 30, 2002	56	61
Prepaid benefit cost (Note 11)	—	7
Other	23	22

Other assets	$323	$255

Investments in Equity Affiliates

Investments in equity affiliates consist of investments in three joint ventures and one investment, each of which is accounted for under the equity method. In the normal course of business or pursuant to the underlying joint venture agreements, the Company may sell products or services to equity affiliates. The Company defers a portion of the profit generated from these sales equal to its ownership interest in the equity affiliates until the underlying product is ultimately sold to an unrelated third party. Sales to equity affiliates were $109 million, $65 million, and $38 million for the years ended September 30, 2003, 2002, and 2001, respectively.

Rockwell Scientific is engaged in advanced research and development of technologies in electronics, imaging and optics, material and computational sciences and information technology. In connection with the Distribution, the Company received a 50 percent ownership interest in Rockwell Scientific and entered into an agreement under which Rockwell Scientific will perform research and development services for the Company. Rockwell Scientific performed research and development efforts on behalf of the Company in the amounts of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

$9 million, $8 million, and $9 million for the years ended September 30, 2003, 2002, and 2001, respectively. The Company shares equally with Rockwell in providing a $6 million line-of-credit to Rockwell Scientific, which bears interest at the greater of the Company’s or Rockwell’s commercial paper borrowing rate. At September 30, 2003, no borrowings were due from Rockwell Scientific under this line-of-credit. The Company and Rockwell also jointly guarantee the lease obligation of a Rockwell Scientific facility, see Note 19.

Vision Systems International, LLC (VSI) is a 50 percent owned joint venture with Elbit Systems, Ltd. for the joint pursuit of helmet mounted cueing systems for the worldwide military fixed wing aircraft.

BAE Systems/Rockwell Collins Data Link Solutions, LLC (Data Links Solutions) is a 50 percent owned joint venture with BAE Systems for the joint pursuit of the worldwide military data link market.

Tenzing Communications, Inc. (Tenzing) is a developer of passenger connectivity solutions for commercial aircraft, and is considered a variable interest entity under FIN 46. The Company has a 16 percent ownership interest in Tenzing and consolidation is not required as the Company is not the primary beneficiary of Tenzing. The Company’s maximum exposure to loss is limited to the carrying value of the Company’s investment in Tenzing of $8 million as of September 30, 2003.

Under the equity method of accounting for investments, Rockwell Collins’ proportionate share of the earnings or losses of its equity affiliates are included in net income and classified as Other income, net in the Statement of Operations. For segment performance reporting purposes, Rockwell Collins’ share of earnings or losses of Tenzing are included in the operating results of the Commercial Systems operating segment while Rockwell Collins’ share of earnings or losses of VSI and Data Links Solutions are included in the operating results of the Government Systems operating segment. Rockwell Scientific is considered a corporate-level investment.

Exchange and Rental Assets

Exchange and rental assets consist of Company products that are either loaned or rented to customers on a short-term basis in connection with warranty and other service related activities or under operating leases. These assets are stated at acquisition or production cost and depreciated using the straight-line method over their estimated lives which range from three to eleven years.

9.	Debt

As of September 30, 2003, the Company has $850 million of senior unsecured revolving credit facilities with various banks consisting of a five-year $500 million facility expiring in May of 2006, and a 364-day $350 million facility expiring on May 26, 2004. These credit facilities exist primarily to support the Company’s commercial paper program, but may be used for other corporate purposes in the event access to the commercial paper market is impaired or eliminated. These credit facilities contain customary representations and warranties and events of default for facilities of this type. These credit facilities include one financial covenant requiring the Company to maintain a consolidated debt to total capitalization ratio of not greater than 60 percent. Borrowings under these credit facilities bear interest at the London Interbank Offered Rate (LIBOR) plus a variable margin based on the Company’s unsecured long-term debt rating or, at the Company’s option, rates determined by competitive bid. In addition, short-term credit facilities available to foreign subsidiaries amounted to $33 million as of September 30, 2003. There were no significant commitment fees or compensating balance requirements under these facilities. At September 30, 2003, there were no borrowings outstanding under any of the Company’s credit facilities.

Under the Company’s commercial paper program, the Company may sell up to $850 million face amount of unsecured short-term promissory notes in the commercial paper market. The commercial paper notes may bear interest or may be sold at a discount, and will have a maturity of not more than 364 days from the time of issuance. Commercial paper borrowings outstanding were $42 million and $132 million at September 30, 2003 and 2002, respectively. The weighted average interest rate and maturity period of the commercial paper outstanding at September 30, 2003 was 1.1 percent and 66 days, respectively, and 1.8 percent and 16 days, respectively, at September 30, 2002.

Interest paid for the years ended September 30, 2003, 2002 and 2001 was $3 million, $6 million and $2 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	Other Current Liabilities

Other current liabilities are summarized as follows (in millions):

	September 30,
	2003	2002
Customer incentives	$91	$92
Advance payments from customers	92	86
Contract reserves	56	54
Other	59	72

Other current liabilities	$298	$304

11.	Retirement Benefits

The Company sponsors defined benefit pension (Pension Benefits) and other postretirement (Other Retirement Benefits) plans covering substantially all of its U.S. employees and certain employees in foreign countries which provide monthly pension and other benefits to eligible employees upon retirement. In addition, the Company assumed assets and obligations for Pension Benefits and Other Retirement Benefits in connection with the Distribution related to certain former Rockwell employees (Non-Rockwell Collins Participants). The benefit obligation associated with Non-Rockwell Collins Participants that was assumed by the Company in connection with the Distribution represented approximately 30 percent of the Company’s total benefit obligation at September 30, 2003.

The components of the Company’s expense (income) for Pension Benefits and Other Retirement Benefits, excluding pro forma adjustments in 2001 for assets and liabilities assumed in connection with the Distribution (See Note 24), are summarized as follows (in millions):

	Pension Benefits			Other Retirement Benefits
	2003	2002	2001	2003	2002	2001
Service cost	$38	$38	$32	$4	$5	$4
Interest cost	140	132	113	26	24	16
Expected return on plan assets	(166)	(168)	(154)	(1)	(2)	(2)
Amortization:
Prior service cost	1	2	4	(30)	(18)	(13)
Net actuarial loss	7	2	—	20	10	2

Net periodic benefit expense (income)	$20	$6	$(5)	$19	$19	$7

The Company also recognized a curtailment gain of $14 million related to Other Retirement Benefits during the year ended September 30, 2002 in connection with workforce reductions resulting from the Company’s 2001 comprehensive restructuring plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles the benefit obligations, plan assets, funded status, and net asset (liability) for the Company’s Pension Benefits and the Other Retirement Benefits (in millions):

	Pension Benefits		Other Retirement Benefits
	2003	2002	2003	2002
Benefit obligation at beginning of year	$2,062	$1,809	$497	$340
Service cost	38	38	4	5
Interest cost	140	132	26	24
Discount rate change	285	123	35	19
Actuarial losses	59	49	(2)	147
Plan amendments	(172)	—	(119)	—
Benefits paid	(101)	(91)	(39)	(41)
Other	4	2	16	3

Benefit obligation at end of year	2,315	2,062	418	497

Plan assets at beginning of year	1,580	1,723	15	16
Actual return on plan assets	22	(100)	1	—
Company contributions	48	46	37	40
Benefits paid	(101)	(91)	(39)	(41)
Other	3	2	—	—

Plan assets at end of year	1,552	1,580	14	15

Funded status of plans	(763)	(482)	(404)	(482)
Contributions after measurement date	75	—	—	—
Unamortized amounts:
Prior service cost	(170)	4	(189)	(101)
Net actuarial loss	1,087	605	331	318

Net asset (liability) in the Statement of Financial Position	$229	$127	$(262)	$(265)

Net asset (liability) consists of:
Prepaid benefit cost	$—	$7	$—	$—
Deferred tax asset	301	141	—	—
Intangible asset	—	4	—	—
Accrued benefit liability	(585)	(265)	(262)	(265)
Accumulated other comprehensive loss	513	240	—	—

Net asset (liability) in the Statement of Financial Position	$229	$127	$(262)	$(265)

Plan assets and plan obligations as of September 30 as well as net periodic benefit expense for the following fiscal year are measured on an annual basis using a measurement date of June 30 each year. Significant assumptions used in determining plan obligations as of September 30, 2003 and 2002 as well as net periodic benefit expense for 2003 and 2002 are as follows:

	Pension Benefits		Other Retirement Benefits
	2003	2002	2003	2002
Discount rate	6.00%	7.00%	6.00%	7.00%
Expected return on assets	9.00%	9.00%	9.00%	9.00%
Compensation increase rate	4.50%	4.50%	—	—
Pre-65 health care cost gross trend rate*	—	—	11.00%	7.80%
Post-65 health care cost gross trend rate*	—	—	11.00%	9.30%

*	Decreasing gradually to 5.5 percent after 2010. Net trend rate, after giving effect to the fixed Company contribution, is zero after 2003.

In determining net periodic benefit expense for 2004, the Company lowered its expected rate of return on plan assets to 8.75 percent.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

In June 2003, the Company’s U.S. qualified and non-qualified defined benefit pension plans were amended to discontinue benefit accruals for salary increases and services rendered after September 30, 2006. These changes will affect all of the Company’s domestic pension plans covering salaried and hourly employees not covered by collective bargaining agreements. The effect of this amendment was to both reduce the benefit obligation and increase the funded status of the Company’s pension plans by approximately $172 million in 2003. Concurrently, the Company will expand its existing defined contribution savings plan effective October 1, 2006 to include additional Company contributions.

The Company recorded minimum pension liabilities of $660 million and $265 million for underfunded plans as of September 30, 2003 and 2002, respectively. This liability represents the amount by which the accumulated benefit obligation exceeds the fair market value of plan assets for those plans that are underfunded. This minimum liability adjustment resulted in a reduction to shareowners equity of $513 million and $240 million as of September 30, 2003 and 2002, respectively. The projected benefit obligation, accumulated benefit obligation and the fair value of plan assets for underfunded plans were $2,315 million, $2,212 million, and $1,552 million, respectively, as of September 30, 2003, and $2,056 million, $1,836 million, and $1,571 million, respectively, as of September 30, 2002.

The $123 million of pension contributions in 2003 consisted of $115 million to the Company’s qualified U.S. pension plan and $8 million to non-qualified and foreign pension plans. The Company made an additional $125 million contribution to its pension plans in early 2004.

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

In July of 2002 and in addition to other plan design changes, the retiree health care plans were amended to establish a fixed contribution by the Company equal to its portion of estimated per capita health care costs in calendar year 2003. Additional contributions will be required from participants for all costs in excess of the Company’s fixed contribution amount. As the plan amendment occurred subsequent to the Company’s normal annual June 30 measurement date in 2002, the effect of this plan amendment on the Company’s benefit plan obligation is reflected in 2003 based upon a remeasurement of the Company’s obligation that occurred in July of 2002. The effect of the plan amendment was to reduce the benefit plan obligation by $119 million in 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As a result of the workforce reductions associated with the Company’s 2001 comprehensive restructuring plan (see Note 15), the Company remeasured its liability for Other Retirement Benefits at November 30, 2001 and recorded a curtailment gain of $14 million during 2002 as the workforce reductions were completed. The curtailment gain resulted from the accelerated recognition of a deferred gain related to previous plan amendments. The actuarial assumptions used in performing this remeasurement were the same as those assumptions used at the June 30, 2001 measurement date except for the discount rate which was reduced to 7.0 percent.

The amendment in July 2002 that created a fixed contribution for the Company effectively limits the Company’s net cost of benefits at expected calendar year 2003 levels. As a result, increasing or decreasing the health care cost gross trend rate by one percentage point would not have an impact on the Company’s net cost of providing these benefits.

12.	Shareowners’ Equity

Common Stock

The Company is authorized to issue one billion shares of common stock, par value $0.01 per share, and 25 million shares of preferred stock, without par value, of which 2.5 million shares are designated as Series A Junior Participating Preferred Stock for issuance in connection with the exercise of preferred share purchase rights. At September 30, 2003, 16.5 million shares of common stock were reserved for issuance under various employee incentive plans.

Preferred Share Purchase Rights

Each outstanding share of common stock provides the holder with one Preferred Share Purchase Right (Right). The Rights will become exercisable only if a person or group acquires, or offers to acquire, without prior approval of the Board of Directors, 15 percent or more of the Company’s common stock. However, the Board of Directors is authorized to reduce the 15 percent threshold for triggering the Rights to not less than 10 percent. Upon exercise, each Right entitles the holder to 1/100th of a share of Series A Junior Participating Preferred Stock of the Company (Junior Preferred Stock) at a price of $125, subject to adjustment.

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

Treasury Stock

During 2003 and 2002, the Company repurchased 6.8 million and 4.5 million shares of common stock into treasury at a cost of $154 million and $102 million, respectively. At September 30, 2003, the Company is authorized by the Board of Directors to repurchase an additional $144 million of outstanding common stock.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of the following (in millions):

	September 30
	2003	2002
Foreign currency translation adjustments	$(3)	$(12)
Minimum pension liability adjustment, net of taxes of $301 million for 2003 and $141 million for 2002	(513)	(240)

Accumulated other comprehensive loss	$(516)	$(252)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	Stock-Based Compensation

Stock Options

Options to purchase common stock of the Company have been granted under various incentive plans to directors, officers and other key employees. All of the Company’s stock-based incentive plans require options to be granted at prices equal to or above the fair market value of the common stock on the dates the options are granted. The plans provide that the option price for certain options granted under the plans may be paid by the employee in cash, shares of common stock utilizing a third-party broker arrangement, or a combination thereof. Stock options generally expire ten years from the date they are granted and vest over three years.

Under the Company’s 2001 Long-Term Incentives Plan and Directors Stock Plan, up to 14.3 million shares of common stock may be issued by the Company as non-qualified options, incentive stock options, performance units, stock appreciation rights, and restricted stock. Shares available for future grant or payment under these plans were 9.4 million at September 30, 2003. Neither of these plans permits options to be granted after June 29, 2011. In connection with the Distribution, the Board of Directors approved the 2001 Stock Option Plan under which options to purchase 12.9 million shares of the Company’s common stock were issued upon the conversion of Rockwell options. No further stock options may be granted under the 2001 Stock Option Plan.

In periods prior to the Distribution, certain employees of the Company were granted options to purchase common stock under Rockwell’s various stock-based compensation plans. At the time of the Distribution, Rockwell options held by employees of the Company, as well as certain other current and former employees of Rockwell, were converted either in whole or in part to options to purchase common stock of the Company based on a formula designed to preserve the intrinsic value of the options. The Rockwell Collins stock options issued, as converted, have the same vesting provisions, option periods, and other terms and conditions as the Rockwell options and awards they replaced and are substantially similar to options issued under the Company’s current incentive plans, except certain options have different vesting provisions. These include approximately 2.0 million performance-vesting options that vest at the earlier of (a) the date the market price of the Company’s common stock reaches a specified level for a pre-determined period of time or certain other financial performance criteria are met, or (b) a period of six to nine years from the date they were granted.

The following summarizes the activity of the Company’s stock options for 2003, 2002, and 2001 (shares in thousands):

	2003		2002		2001
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Number of shares under option:
Outstanding at beginning of year	16,286	$22.37	15,787	$22.14	—	$—
Converted in connection with the Distribution:
Time-vesting	—	—	—	—	10,929	21.89
Performance-vesting	—	—	—	—	2,010	23.09
Granted	110	22.10	1,997	20.88	2,990	22.35
Exercised	(1,745)	16.85	(1,142)	15.00	(52)	14.29
Canceled or expired	(443)	26.06	(356)	26.33	(90)	25.76

Outstanding at end of year	14,208	22.93	16,286	22.37	15,787	22.14

Exercisable at end of year	10,618	22.89	9,952	21.91	9,157	20.63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the status of the Company’s stock options outstanding at September 30, 2003 (shares in thousands; remaining life in years):

	Options Outstanding			Options Exercisable
		Weighted Average			Weighted Average Exercise Price
Range of Exercise Prices	Shares	Remaining Life	Exercise Price	Shares
$14.47 to $16.97	2,055	3.6	$16.45	2,030	$16.46
$16.98 to $22.08	5,255	6.6	20.08	3,343	20.01
$22.09 to $27.41	3,590	6.8	23.01	2,597	23.22
$27.42 to $37.78	3,308	4.8	31.41	2,648	31.13

Total	14,208	5.8	22.93	10,618	22.89

For both 2003 and 2002, dilutive stock options outstanding resulted in an increase in average outstanding shares of 1.0 million.

Other Stock-Based Compensation

The Company offers an Employee Stock Purchase Plan (ESPP) which allows employees to have withheld up to 15 percent of their base compensation toward the purchase of the Company’s stock. Under the ESPP, shares of the Company’s common stock may be purchased at six-month intervals at 85 percent of the lower of the fair market value on the first or the last day of the offering period. There are two offering periods during the year, each lasting six months, beginning on December 1 and June 1. The Company is authorized to issue 9.0 million shares under the ESPP, of which 7.1 million shares are available for future grant at September 30, 2003.

In addition, the majority of employees participate in Company-sponsored defined contribution savings plans. The plans allow employees to contribute a portion of their compensation on a pre-tax and/or after-tax basis in accordance with specified guidelines. The Company matches a percentage of employee contributions using common stock of the Company up to certain limits. Employees may transfer at any time all or a portion of their balance in Company common stock to any of the alternative investment options offered within the plan. The Company’s expense related to these savings plans was $30 million for each of 2003 and 2002 and $29 million for 2001.

During 2003 and 2002, 1.8 million and 0.7 million shares, respectively, of Company common stock were issued to employees under the Company’s employee stock purchase and defined contribution savings plans at a value of $37 million and $10 million for the respective periods. These transactions are non-cash transactions and therefore not reflected in the Statement of Cash Flows. The Company did not issue any common stock to employees under these plans during 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SFAS 123 Pro Forma Disclosures

The Company accounts for stock-based compensation in accordance with APB 25. Accordingly, no compensation expense has been recognized for either stock options granted to employees or common shares issued in connection with the ESPP. The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123), for the years ended September 30, 2003, 2002, and 2001 (in millions, except per share amounts):

	2003	2002	2001
Net income, as reported in 2003 and 2002; Distribution Pro Forma in 2001 (See Note 24)	$258	$236	$133
Stock-based employee compensation expense included in reported net income, net of tax	—	—	—
Stock-based employee compensation expense determined under the fair value method, net of tax	(15)	(18)	(14)

SFAS 123 Pro Forma net income	$243	$218	$119

Earnings per share:
Basic – as reported in 2003 and 2002; Distribution Pro Forma in 2001 (See Note 24)	$1.44	$1.29	$0.73
Basic – SFAS 123 Pro Forma	$1.36	$1.19	$0.65

Diluted – as reported in 2003 and 2002; Distribution Pro Forma in 2001 (See Note 24)	$1.43	$1.28	$0.72
Diluted – SFAS 123 Pro Forma	$1.35	$1.18	$0.64

The weighted average fair value of options granted by the Company after the Distribution was $5.60, $6.69, and $7.27 per option in 2003, 2002, and 2001, respectively. The fair values of converted Rockwell options issued in 2001 was $8.73 per option, as calculated using the Black-Scholes pricing model as determined by Rockwell, adjusted for the previously described conversion. The fair value of each option granted by the Company was estimated using the Black-Scholes pricing model and the following weighted average assumptions:

	2003 Grants	2002 Grants	2001 Grants
Risk-free interest rate	3.27%	3.61%	5.32%
Expected dividend yield	1.73%	1.73%	1.77%
Expected volatility	0.40	0.40	0.35
Expected life	6 years	6 years	5 years

14.	Research and Development

Total Company-initiated research and development expenditures in 2003, 2002, and 2001 were $216 million, $253 million and $295 million, respectively. Total customer-funded research and development expenditures were $259 million, $231 million, and $217 million in 2003, 2002, and 2001, respectively.

15.	2001 Restructuring, Goodwill and Asset Impairment Charges

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The restructuring plan anticipated involuntary separations of approximately 2,800 employees. These employee separations were broad based and affected all business groups, with the largest number of reductions in the Commercial Systems business and organizations that support commercial products. All of the employee separations were completed in 2002 with payments completed in 2003. Employee separation costs included severance, fringe benefits during the severance period, and outplacement costs.

The restructuring plan also included the consolidation of a Commercial Systems’ facility; the closure of certain service centers and sales and other offices; and the consolidation of certain manufacturing operations. Facility exit costs were comprised primarily of lease payments or cancellation costs pursuant to contractual obligations. Facility exit actions were completed in 2002 and payments will continue through the term of the lease periods for these facilities.

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

The changes in the restructuring reserves during the years ended September 30, 2003 and 2002 are as follows (in millions):

	Employee Separation Costs	Facility Exit Costs	Total
Balance at September 30, 2001	$28	$4	$32
Cash payments	(19)	(2)	(21)
Reserve adjustment	(4)	—	(4)

Balance at September 30, 2002	5	2	7
Cash payments	(5)	(1)	(6)

Balance at September 30, 2003	$—	$1	$1

2001 Goodwill and Asset Impairment Charges

In connection with the Company’s assessment of the business impact of the unexpected decline in the commercial aerospace market, a review was performed in September 2001 of the carrying values of long-lived assets, including goodwill, to be held and used that are associated with the Commercial Systems business. The reviews in 2001 focused on the long-lived assets recorded in connection with the Sony Trans Com and Hughes-Avicom acquisitions. The financial instability of commercial airlines combined with the discretionary nature of expenditures on in-flight entertainment equipment resulted in significantly lower demand for these products.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In addition to the asset impairment charges related to the Sony Trans Com and Hughes-Avicom acquisitions, the Company recorded $13 million of asset impairment charges related to software license agreements used in certain other products serving the commercial air transport market. Sales of these products were adversely affected by the downturn in the commercial aerospace market with technological obsolescence outpacing recovery in demand.

These charges were determined by measuring the amount by which the carrying amount of these assets exceeded their fair values. Fair values were determined by management utilizing accepted valuation techniques, and with consideration of advice from outside valuation experts.

16.	Other Income, Net

Other income, net is summarized as follows (in millions):

	2003	2002	2001
Gain on life insurance reserve fund	$20	$—	$—
Legal matters, net	—	12	—
Royalty income	9	5	4
Earnings from equity affiliates	5	4	2
Interest income	2	2	3
Other, net	—	2	6

Other income, net	$36	$25	$15

In connection with the Distribution, the Company received a life insurance reserve trust fund holding $38 million of investments set aside exclusively to pay life insurance benefits for certain retirees. While the reserve fund was substantially overfunded, withdrawals from the fund would have been subject to a 100 percent excise tax. During the third quarter of 2003, the Internal Revenue Service issued a favorable tax ruling which enabled the Company to use these funds to pay for other employee health and welfare benefits, including active and retiree medical costs, without incurring the excise tax. As a result of the ruling, the Company recorded a pre-tax gain of $20 million. The gain results from the overfunded position of the reserve fund and the elimination of the potential excise tax.

Legal matters, net in 2002 includes a $22 million cash gain and a $4 million reversal of a reserve associated with favorable resolutions of legal matters related to an in-flight entertainment acquisition in 1998 and the sale of a business several years ago, respectively, partially offset by reserves for other legal matters.

17.	Income Taxes

The components of the income tax provision are as follows (in millions):

	2003	2002	2001
Current:
United States	$(1)	$51	$97
Non-United States	10	5	5
State and local	(4)	(1)	9

Total current	5	55	111

Deferred:
United States	95	42	(24)
Non-United States	(1)	2	—
State and local	11	6	(2)

Total deferred	105	50	(26)

Income tax provision	$110	$105	$85

Prior to the Distribution, substantially all of the Company’s operations were included in the consolidated or combined income tax returns of Rockwell. Rockwell is required to indemnify Rockwell Collins for all income tax liabilities and retains rights to all tax refunds related to substantially all operations included in consolidated or combined tax returns for periods through the date of the Distribution. For the nine month period prior to the Distribution in 2001, the income tax provision was determined as if the Company was a separate taxpayer.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net current deferred income tax benefits consist of the tax effects of temporary differences related to the following (in millions):

	September 30
	2003	2002
Inventory	$51	$49
Product warranty costs	51	48
Compensation and benefits	23	27
Customer incentives	16	23
Contract reserves	17	19
Other, net	20	25

Current deferred income taxes	$178	$191

Net long-term deferred income tax benefits included in Other Assets in the Statement of Financial Position consist of the tax effects of temporary differences related to the following (in millions):

	September 30
	2003	2002
Retirement benefits	$287	$200
Property	(52)	(41)
Other, net	(62)	(56)

Long-term deferred income taxes	$173	$103

Management believes it is more likely than not that the current and long-term deferred tax assets will be realized through the reduction of future taxable income. Significant factors considered by management in its determination of the probability of the realization of the deferred tax assets include: (a) the historical operating results of Rockwell Collins ($486 million of United States taxable income over the past three years), (b) expectations of future earnings, and (c) the extended period of time over which the retirement benefit liabilities will be paid.

The effective income tax rate differed from the United States statutory tax rate for the reasons set forth below:

	2003	2002	2001
Statutory tax rate	35.0%	35.0%	35.0%
State and local income taxes	1.5	0.9	2.0
Extraterritorial income exclusion / foreign sales corporation benefit	(2.3)	(2.3)	(6.2)
Non-deductible goodwill amortization	—	—	1.9
Non-deductible goodwill impairment charge	—	—	5.8
Research and development credit	(3.6)	(3.1)	(0.9)
Other	(0.6)	0.5	0.3

Effective income tax rate	30.0%	31.0%	37.9%

The income tax provisions were calculated based on the following components of income before income taxes (in millions):

	2003	2002	2001
United States income	$339	$318	$209
Non-United States income	29	23	15

Total	$368	$341	$224

No provision has been made for United States federal or state, or additional foreign income taxes related to approximately $68 million of undistributed earnings of foreign subsidiaries which have been or are intended to be permanently reinvested.

Income taxes paid in 2003 and 2002 totaled $28 million and $51 million, respectively. Income taxes paid in 2001 were not significant. All income tax payments related to the Company for periods prior to the Distribution were made by Rockwell.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.	Financial Instruments

The Company’s financial instruments include cash and cash equivalents, foreign currency forward exchange contracts and short-term commercial paper borrowings. The fair values of cash and cash equivalents and short-term commercial paper borrowings were approximately equal to their carrying values at September 30, 2003 and 2002.

Foreign currency forward exchange contracts provide for the purchase or sale of foreign currencies at specified future dates at specified exchange rates. At September 30, 2003 and 2002, the Company had outstanding foreign currency forward exchange contracts with notional amounts of $101 million and $141 million, respectively. These notional values consist primarily of contracts for the euro and pound sterling, and are stated in U.S. dollar equivalents at spot exchange rates at the respective dates. As of September 30, 2003 and 2002, the foreign currency forward exchange contracts are recorded at their fair value based on quoted market prices for contracts with similar maturities in Other Current Assets in the amounts of $2 million and $4 million, respectively, and Other Current Liabilities in the amounts of $4 million and $2 million, respectively. Management does not anticipate any material adverse effect on its financial position or results of operations relating to these foreign currency forward exchange contracts.

19.	Guarantees and Indemnifications

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 expands the disclosure requirements related to certain guarantees, including product warranties, and requires the Company to recognize a liability for the fair value of all guarantees issued or modified after December 31, 2002. FIN 45 did not impact the Company’s results of operations, financial position or cash flows, but did require additional disclosures for certain guarantees.

Product warranty costs

Reserves are recorded on the Statement of Financial Position to reflect the Company’s contractual liabilities relating to warranty commitments to customers. Warranty coverage of various lengths and terms is provided to customers depending on standard offerings and negotiated contractual agreements. An estimate for warranty expense is recorded at the time of sale based on historical warranty return rates and repair costs.

Changes in the carrying amount of accrued product warranty costs for the year ended September 30, 2003 are summarized as follows (in millions):

Balance at September 30, 2002	$152
Warranty costs incurred	(59)
Product warranty accrual	52
Pre-existing warranty adjustments	(1)

Balance at September 30, 2003	$144

Lease guarantee

The Company guarantees fifty percent of a lease obligation of a Rockwell Scientific facility. The Company’s portion of the guarantee totals $3 million and expires ratably through December 2011. Should Rockwell Scientific fail to meet its lease obligations, this guarantee may become a liability of the Company. This guarantee is not reflected as a liability on the Company’s Statement of Financial Position.

Letters of credit

The Company has contingent commitments in the form of commercial letters of credit. Outstanding letters of credit are issued by banks on the Company’s behalf to support certain contractual obligations to its customers. If the Company fails to meet these contractual obligations, these letters of credit may become liabilities of the Company. Total outstanding letters of credit at September 30, 2003 were $126 million. These commitments are not reflected as liabilities on the Company’s Statement of Financial Position.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Indemnifications

The Company enters into indemnifications with lenders, counterparties in transactions such as administration of employee benefit plans, and other customary indemnifications with third parties in the normal course of business. The following are other than customary indemnifications based on the judgment of management.

In connection with agreements for the sale of portions of its business, the Company at times retains the liabilities of a business which relate to events occurring prior to its sale, such as tax, environmental, litigation and employment matters. The Company at times indemnifies the purchaser of a Rockwell Collins’ business in the event that a third party asserts a claim that relates to a liability retained by the Company.

The Company also provides indemnifications of varying scope and size to certain customers against claims of intellectual property infringement made by third parties arising from the use of Company products. These indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions.

The Company is generally obligated to indemnify and defend Rockwell and its affiliates and representatives under the terms of the Distribution for all damages, liabilities or actions arising out of or in connection with the Avionics and Communications business, including with respect to former operations, and the liabilities assumed by us as part of the separation. This indemnity obligation continues indefinitely and without any maximum limitation.

The amount the Company could be required to pay under its indemnification agreements is generally limited based on amounts specified in the underlying agreements, or in the case of some agreements, the maximum potential amount of future payments that could be required is not limited. The Company evaluates estimated losses for indemnifications under SFAS No. 5, Accounting for Contingencies, as interpreted by FIN 45. When a potential claim is asserted under these agreements, the Company considers such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. The nature of these agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay should counterparties to these agreements assert a claim; however, the Company currently has no material claims pending related to such agreements.

20.	Contractual Obligations and Other Commitments

The following table reflects certain of our contractual commitments as of September 30, 2003 (in millions):

	Payments Due By Period
	2004	2005	2006	2007	2008	Thereafter
Non-cancelable operating leases	$17	$9	$7	$6	$4	$1
Purchase commitments	4	6	8	—	—	—
Research and development arrangement	9	—	—	—	—	—
Commercial paper borrowings	42	—	—	—	—	—

Total	$72	$15	$15	$6	$4	$1

The Company leases certain office and manufacturing facilities as well as certain machinery and equipment under various lease contracts with terms that meet the accounting definition of operating leases. Some leases include renewal options, which permit extensions of the expiration dates at rates approximating fair market rental rates. Minimum future rental commitments under operating leases having non-cancelable lease terms in excess of one year aggregated $44 million as of September 30, 2003. Rent expense for the years ended September 30, 2003, 2002, and 2001 was $23 million, $24 million, and $22 million, respectively. The Company’s commitments under these operating leases, in the form of non-cancelable future lease payments, are not reflected as a liability on its Statement of Financial Position.

In certain circumstances, the Company may enter into purchase agreements with suppliers under which there is a commitment to buy a minimum amount of products or pay a specified amount. Commitments under these agreements totaled $18 million as of September 30, 2003. These commitments are not reflected as a liability on the Company’s Statement of Financial Position.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In connection with the Company’s 50 percent equity investment in Rockwell Scientific, it has a research and development arrangement which requires the purchase of a minimum of $9 million of services from Rockwell Scientific in 2004. This commitment is not reflected as a liability on the Company’s Statement of Financial Position.

21.	Environmental Matters

The Company is subject to federal, state and local regulations relating to the discharge of substances into the environment, the disposal of hazardous wastes, and other activities affecting the environment that have had and will continue to have an impact on the Company’s manufacturing operations. These environmental protection regulations may require the investigation and remediation of environmental impairments at current and previously owned or leased properties. In addition, lawsuits, claims and proceedings have been asserted on occasion against the Company alleging violations of environmental protection regulations, or seeking remediation of alleged environmental impairments, principally at previously owned or leased properties. The Company is currently involved in the investigation or remediation of seven sites under these regulations or pursuant to lawsuits asserted by third parties, excluding those sites related to the Company’s acquisition of Kaiser Aerospace & Electronics Corporation (Kaiser). As of September 30, 2003, management estimates that the total reasonably possible future costs the Company could incur from these matters to be approximately $15 million. The Company has recorded environmental reserves for these matters of $5 million as of September 30, 2003, which represents management’s estimate of the probable future cost for these matters.

In addition, Rockwell Collins assumed liabilities for certain environmental matters relating to properties purchased in connection with the acquisition of Kaiser. Moreover, Rockwell Collins also may be contingently liable for environmental matters related to certain other properties previously owned or leased by Kaiser. Liability for these matters is subordinated to third parties; however, failure of these third parties to satisfy their obligations related to these properties could cause these liabilities to revert to Rockwell Collins. Rockwell Collins has certain rights to indemnification for the Kaiser related environmental matters from escrow funds set aside at the time of acquisition (approximately $5 million is remaining in escrow as of September 30, 2003). The remaining escrow funds are not expected to be disbursed to the former owners of Kaiser any earlier than December 2005, and some funds may remain in escrow in the event there are any outstanding and unresolved claims. Management believes the amounts of these escrow funds are sufficient to address the Company’s potential liability for these matters.

To date, compliance with environmental regulations and resolution of environmental claims have been accomplished without material effect on the Company’s liquidity and capital resources, competitive position or financial condition. Management believes that expenditures for environmental capital investment and remediation necessary to comply with present regulations governing environmental protection and other expenditures for the resolution of environmental claims will not have a material adverse effect on the Company’s business or financial condition, but could possibly be material to the results of operations of any one period. Management cannot assess the possible effect of compliance with future environmental regulations.

22.	Litigation

The Company assumed all responsibility for current and future litigation, including environmental proceedings (see Note 21), against Rockwell or its subsidiaries with respect to the operations of Rockwell Collins in connection with the Distribution.

On April 3, 2000, a civil action was filed against the Company in the Court of Common Pleas of Pennsylvania for Allegheny County, Westinghouse Air Brake Technologies Corp. v. Rockwell Collins, Inc., asserting various claims arising out of the plaintiff’s purchase of the Company’s former Railroad Electronics business on October 5, 1998 pursuant to a sale agreement. Specifically, the plaintiff alleged that it was entitled under provisions of the sale agreement to a post-closing adjustment of approximately $7 million in the purchase price, and that it was entitled to unspecified damages for alleged misrepresentations, breaches of warranty, mistake of fact, and failure by the Company to turn over certain assets and to provide certain post-closing support. On December 13, 2000, the trial court ordered that the claim for a post-closing adjustment in the purchase price be submitted to mandatory arbitration pursuant to the provisions of the sale agreement, but declined to stay court proceedings on the other issues during pendency of the arbitration proceeding. On June 18, 2002 the arbitrator issued a ruling in the Company’s favor and denying in its entirety plaintiff’s claims for a post-closing adjustment to the purchase price. On October 13, 2003, the Company reached a settlement in this case which (i) will have no material effect to the Company’s financial condition or results of operations and (ii) includes the agreed upon dismissal of all claims filed by plaintiff in this action.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In addition, various other lawsuits, claims and proceedings have been or may be instituted or asserted against the Company relating to the conduct of the Company’s business, including those pertaining to product liability, intellectual property, environmental, safety and health, contract and employment matters.

Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to the Company, management believes the disposition of matters that are pending or asserted will not have a material adverse effect on the Company’s business or financial condition, but could possibly be material to the results of operations or cash flows of any one period.

23.	Business Segment Information

Rockwell Collins provides design, production and support of communications and aviation electronics for commercial and military customers worldwide. The Company has two operating segments consisting of the Commercial Systems and Government Systems businesses.

Products sold by the Commercial Systems business include flight deck electronic systems and products, including communications, navigation, surveillance, displays and automatic flight control and flight management systems, as well as in-flight entertainment, cabin electronics and information management systems. Customers include manufacturers of commercial air transport, business and regional aircraft, commercial airlines, fractional operators and business jet operators.

The Government Systems business supplies defense electronics products and integrated systems, including communications, navigation and displays, for airborne, ground and shipboard applications. Major customers are all branches of the U.S. Department of Defense (DoD), the U.S. Coast Guard, civil agencies, defense contractors, and foreign ministries of defense.

Sales made to the United States Government by both segments (primarily the Government Systems segment) were 39 percent, 36 percent, and 28 percent of total sales for the years ended September 30, 2003, 2002, and 2001, respectively. Sales made to The Boeing Company by both segments (primarily the Commercial Systems segment) were 5 percent, 7 percent, and 8 percent of sales for the years ending September 30, 2003, 2002, and 2001, respectively. Sales made to Bombardier, Inc. by both segments (primarily the Commercial Systems segment) were 6 percent of sales for both the years ending September 30, 2003 and 2002 and 7 percent of sales for the year ending September 30, 2001.

The following table reflects the sales and operating results for each of the Company’s operating segments (in millions):

	2003	2002	2001
Sales:
Commercial Systems	$1,272	$1,377	$1,752
Government Systems	1,270	1,115	1,068

Total sales	$2,542	$2,492	$2,820

Segment operating earnings:
Commercial Systems	$137	$174	$275
Government Systems	250	193	165

Total segment operating earnings	387	367	440

Interest expense	(3)	(6)	(3)
Earnings from corporate-level equity affiliate	4	2	1
Restructuring, goodwill and asset impairment charges (Note 15)	—	4	(183)
General corporate, net	(20)	(26)	(31)

Income before income taxes	$368	$341	$224

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The following tables summarize the identifiable assets and investments in equity affiliates at September 30, as well as the provision for depreciation and amortization, the amount of capital expenditures for property, and earnings (losses) from equity affiliates for the three years ended September 30, for each of the operating segments and Corporate (in millions):

	2003	2002	2001
Identifiable assets:
Commercial Systems	$1,278	$1,334	$1,402
Government Systems	823	817	785
Corporate	490	404	450

Total identifiable assets	$2,591	$2,555	$2,637

Investments in equity affiliates:
Commercial Systems	$8	$5	$—
Government Systems	9	7	5
Corporate	54	50	48

Total investments in equity affiliates	$71	$62	$53

Depreciation and amortization:
Commercial Systems	$67	$71	$93
Government Systems	38	34	45

Total depreciation and amortization	$105	$105	$138

Capital expenditures for property:
Commercial Systems	$40	$39	$70
Government Systems	32	23	40

Total capital expenditures for property	$72	$62	$110

Earnings (losses) from equity affiliates:
Commercial Systems	$(2)	$—	$—
Government Systems	3	2	1
Corporate	4	2	1

Total earnings from equity affiliates	$5	$4	$2

The majority of the Company’s businesses are centrally located and share many common resources, infrastructures and assets in the normal course of business. Certain assets have been allocated between the operating segments primarily based on occupancy or usage, principally property, plant and equipment. Identifiable assets at Corporate consist principally of cash, net deferred income tax assets, prepaid pension cost and the investment in Rockwell Scientific.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table reflects sales for the years ended September 30 and property at September 30 by geographic region (in millions):

	Sales			Property
	2003	2002	2001	2003	2002	2001
United States	$1,667	$1,602	$1,872	$372	$383	$408
Europe	503	425	484	18	17	17
Asia-Pacific	168	201	188	8	8	10
Canada	164	174	205	—	—	—
Africa / Middle East	25	70	47	—	—	—
Latin America	15	20	24	3	3	4

Total	$2,542	$2,492	$2,820	$401	$411	$439

Sales are attributed to the geographic regions based on the country of destination.

24.	Pro Forma Financial Information (Unaudited)

The following pro forma financial information is presented as though both the Distribution and the adoption of SFAS 141 and SFAS 142 occurred on October 1, 2000. Pro forma financial information is not necessarily indicative of the financial results of the Company had the Distribution occurred at October 1, 2000.

Pro forma adjustments related to the Distribution include interest expense on $300 million of commercial paper borrowings used to fund the pre-distribution dividend to Rockwell and income and costs related to employee benefit obligations assumed by the Company, including pension and other retirement benefits, related to former employees of Rockwell. Interest expense, including debt issuance costs, was estimated to be 6.0 percent for the first nine months of 2001.

Pro forma financial information for SFAS 141 and SFAS 142 includes the adjustments to eliminate amortization expense related to goodwill, and trademarks and tradenames with indefinite lives, as these intangibles are no longer being amortized. Pro forma financial information also includes adjustments to eliminate amortization expense related to assembled workforce as this intangible asset has been reclassified to goodwill and is no longer being amortized.

For the year ended September 30, 2001, pro forma weighted average shares outstanding and common share equivalents were determined based on the weighted average of (1) Rockwell’s shares outstanding and common share equivalents for the first through third quarters adjusted for the conversion pursuant to the Distribution, and (2) the actual Rockwell Collins share activity for the fourth quarter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pro forma financial information for the year ended September 30, 2001 is as follows (in millions, except per share amounts):

	Reported	Pro Forma
		Distribution Adjustments	Distribution Pro Forma	SFAS 141/142 Adjustments	Distribution & SFAS 141/142 Pro Forma
		(unaudited)	(unaudited)		(unaudited)
Sales:
Commercial Systems	$1,752	$—	$1,752	$—	$1,752
Government Systems	1,068	—	1,068	—	1,068

Total sales	$2,820	$—	$2,820	$—	$2,820

Segment operating earnings:
Commercial Systems	$275	$—	$275	$16	$291
Government Systems	165	—	165	5	170

Total segment operating earnings	440	—	440	21	461

Interest expense	(3)	(14)	(17)	—	(17)
Earnings from corporate-level equity affiliate	1	—	1	—	1
Restructuring, goodwill and asset impairment charges	(183)	—	(183)	—	(183)
General corporate, net	(31)	5	(26)	—	(26)

Income before income taxes	224	(9)	215	21	236
Income tax provision	(85)	3	(82)	(5)	(87)

Net income	$139	$(6)	$133	$16	$149

Pro forma earnings per share:
Basic			$0.73		$0.81
Diluted			$0.72		$0.80

Pro forma weighted average common shares:
Basic			182.9		182.9
Diluted			185.5		185.5

25.	Quarterly Financial Information (Unaudited)

Quarterly financial information for the years ended September 30, 2003 and 2002 is summarized as follows (in millions, except per share amounts):

	2003 Quarters
	First	Second	Third	Fourth	Total
Sales	$561	$618	$620	$743	$2,542
Cost of sales	416	455	451	544	1,866
Net income	49	59	77	73	258

Earnings per share:
Basic	0.27	0.33	0.43	0.41	1.44
Diluted	0.27	0.33	0.43	0.40	1.43

Net income in the third quarter of 2003 includes a gain of $12 million ($20 million before taxes), or 7 cents per share related to a favorable tax ruling on an overfunded life insurance reserve fund as described in Note 16.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2002 Quarters
	First	Second	Third	Fourth	Total
Sales	$563	$608	$623	$698	$2,492
Cost of sales	420	458	460	525	1,863
Net income	48	58	60	70	236

Earnings per share:
Basic	0.26	0.31	0.33	0.38	1.29
Diluted	0.26	0.31	0.33	0.38	1.28

Net income in the second quarter of 2002 includes a $2 million ($4 million before taxes), or 1 cent per share reversal of a restructuring reserve. Third quarter net income for 2002 includes a $2 million ($4 million before taxes), or 1 cent per share favorable settlement of a legal matter associated with the sale of a business several years ago. Net income in the fourth quarter of 2002 includes a net gain of $5 million ($8 million before taxes), or 3 cents per share related to the resolution of a legal matter, offset by reserves for other legal matters.

Per share information is calculated for each quarterly and annual period using average outstanding shares for that period. Therefore, the sum of the quarterly per share amounts will not necessarily equal the annual per share amounts presented.

26.	Subsequent Event

In October 2003, the Company entered into a definitive agreement to acquire NLX LLC (NLX), a leader in integrated training and simulation systems. NLX provides a range of training, upgrades, modifications and engineering and technical services for many military and commercial platforms. Products and services of NLX are provided to all branches of the United States military and its commercial customers include leading training suppliers as well as aircraft manufacturers. This acquisition is subject to customary closing conditions, including regulatory approvals, and is expected to be completed prior to December 31, 2003. The cash purchase price of this acquisition is $125 million, subject to possible post-closing purchase price adjustments in favor of the Company.

Selected Financial Data.

The following selected financial data has been derived from our consolidated financial statements. The data should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this annual report. The Statement of Operations and Statement of Financial Position data as of and for the year ended September 30, 2003, 2002, 2001, 2000 and 1999 has been derived from our audited financial statements.

	Years Ended September 30
	2003(1)	2002(2)	2001(3)	2000	1999(4)
	(in millions, except per share amounts)
Statement of Operations Data:
Sales	$2,542	$2,492	$2,820	$2,510	$2,438
Cost of sales	1,866	1,863	2,108	1,845	1,782
Selling, general and administrative expenses	341	307	351	274	278
Goodwill and asset impairment charges (5)	—	—	149	—	—
Income before income taxes	368	341	224	399	437
Net income	258	236	139	269	291
Diluted earnings per share	1.43	1.28	—	—	—

Statement of Financial Position Data:
Working capital (6)	$526	$395	$493	$508	$451
Property	401	411	439	393	365
Goodwill and intangible assets	440	456	285	148	126
Total assets	2,591	2,555	2,637	2,100	2,033
Short-term debt	42	132	202	—	—
Shareowners’ equity	833	987	1,110	908	695

Other Data:
Capital expenditures	$72	$62	$110	$98	$127
Goodwill amortization	—	—	18	6	4
Other depreciation and amortization	105	105	120	100	82
Dividends per share	0.36	0.36	0.09	—	—

Stock Price:
High	$27.67	$27.70	$24.23	$—	$—
Low	17.20	12.99	11.80	—	—

Pro Forma Financial Information: (7)
Net income	$—	$—	$149	$262	$—
Diluted earnings per share	—	—	0.80	1.38	—

(1)	Includes a $20 million gain ($12 million after taxes) related to a favorable tax ruling on an overfunded life insurance reserve trust fund.
(2)	Includes (a) $12 million net gain ($7 million after taxes) related to certain legal matters, and (b) $4 million ($2 million after taxes) reversal of a portion of the 2001 restructuring charge.
(3)	Includes (a) $149 million ($108 million after taxes) of goodwill and asset impairment charges, and (b) a restructuring charge of $34 million ($22 million after taxes).
(4)	Includes a $32 million gain ($20 million after taxes) on sale of a business.
(5)	Goodwill and asset impairment charges of $149 million ($108 million after taxes) include $136 million related to long-lived assets recorded in connection with the Sony Trans Com and Hughes-Avicom acquisitions and $13 million related to certain software license agreements.
(6)	Working capital consists of all current assets and liabilities, including cash and short-term debt.
(7)	Pro forma financial information is presented as if the adoption of SFAS 141, SFAS 142 and the Distribution occurred on October 1, 1999. Pro forma adjustments related to the adoption of SFAS 141 and SFAS 142 include the elimination of amortization expense related to goodwill, assembled workforce, and trademarks and tradenames with indefinite lives as these intangibles are no longer being amortized. Pro forma adjustments related to the Distribution include interest expense on $300 million of commercial paper borrowings used to fund a pre-Distribution dividend to Rockwell International and income and costs related to employee benefit plan obligations related to active and former Rockwell International employees not associated with the Avionics and Communications business that were assumed by us in connection with the Distribution. Pro forma information prior to 2000 is not presented.