Form 10-K, Exhibit 13
period 2004-09-30
ROCKWELL COLLINS INC
filed 2004-12-08
CIK 1137411

Exhibit 13

Portions of the Rockwell Collins, Inc. – 2004 Annual Report to Shareowners

Incorporated by reference in our Form 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto as well as our Annual Report on Form 10-K for the year ended September 30, 2004 filed with the Securities and Exchange Commission (SEC). The following discussion and analysis contains forward-looking statements and estimates that involve risks and uncertainties. Actual results could differ materially from these estimates. Factors that could cause or contribute to differences from estimates include those discussed under “Cautionary Statement” below and under “Certain Business Risks” in our Annual Report on Form 10-K for the year ended September 30, 2004.

Prior to 2004, we operated on a fiscal year basis with the fiscal year ending on September 30. Beginning with the 2004 fiscal year, we changed to a 52/53 week fiscal year ending on the Friday closest to September 30, which for 2004 was October 1. This change resulted in one additional day of operations reflected in our fiscal 2004 results. All date references contained herein relate to our fiscal year unless otherwise stated. For ease of presentation, September 30 is utilized consistently throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations.

OVERVIEW AND OUTLOOK

In the two years leading up to 2004, our balanced business model between our defense and commercial businesses produced stability in revenue streams while our aggressive cost containment initiatives produced moderate increases in profitability. We emerged from these challenging times as a leaner and stronger company ready to leverage growth in sales volumes into higher profitability. Sales growth did return in 2004 on increasing strength in our defense business and the initial stages of a recovery in our commercial market that was stronger than anticipated. More importantly, these volume increases translated into higher profitability with diluted earnings per share increasing at a faster rate than our sales growth. Financial highlights for 2004 are as follows:

•	Sales increased 15 percent to $2.93 billion. Excluding our acquisition of NLX, organic sales growth was 11 percent. Our Government Systems business grew 21 percent, or 13 percent organically, and our Commercial Systems business grew 10 percent.

•	Earnings per share increased 17 percent to $1.67. The growth in profitability was even higher at 21 percent when we exclude the items affecting comparability of our financial results, discussed herein.

•	Operating cash flow increased to $401 million. Strong cash flow and a solid balance sheet provided us with the resources to make strategic investments, and to return value to our shareowners through dividends and share repurchases:

•	We acquired NLX, a provider of integrated training and simulation systems, for $126 million.

•	We increased our quarterly dividend rate by 33 percent to 12 cents per share.

•	We repurchased 5.8 million shares for $179 million

Looking forward, we believe our company is poised for additional growth as our defense business will benefit from the U.S. government’s continued effort to transform the armed services and our expectation is that our commercial business will continue to benefit from the ongoing recovery in the commercial aerospace market. We also believe additional increases in sales volume will produce higher profitability as we leverage our lean cost structure. A summary of our 2005 anticipated results is as follows:

•	Total sales of approximately $3.2 billion.

•	Diluted earnings per share in the range of $1.85 to $1.95.

•	Government Systems’ sales of approximately 54 percent of total sales with operating margins of approximately 18 percent.

Management’s Discussion and Analysis (continued)

•	Commercial Systems’ sales of approximately 46 percent of total sales with operating margins of approximately 16 percent.

•	Cash provided by operating activities in the range of $350 million to $400 million.

•	Capital expenditures of approximately $115 million.

•	Total company and customer-funded research and development expenditures of approximately $575 million or about 18 percent of total sales.

RESULTS OF OPERATIONS

The following management discussion and analysis of results of operations is based on reported financial results for 2002 through 2004 and should be read in conjunction with our consolidated financial statements and the notes thereto.

Consolidated Financial Results

Sales

(dollars in millions)	2004	2003	2002
Domestic	$2,051	$1,667	$1,602
International	879	875	890

Total	$2,930	$2,542	$2,492

Percent increase	15%	2%

Total sales in 2004 increased $388 million, or 15 percent, compared to 2003. Our NLX acquisition accounted for $105 million of this sales increase. Excluding our NLX acquisition, total sales increased $283 million in 2004, which represents an organic growth rate of 11 percent over 2003. Domestic sales growth was driven by strong demand from the U.S. government for defense related products and the beginning of a recovery in the commercial aerospace market, which resulted in increased sales of commercial avionics products and services.

Total sales in 2003 increased $50 million, or 2 percent, compared to 2002. Our acquisition of Airshow contributed $50 million of the sales increase. Excluding our Airshow acquisition, total sales in 2003 were flat when compared with 2002. Sales growth of $155 million in our Government Systems business resulting from higher demand for defense related products was entirely offset by a $155 million decline in sales of commercial avionics products and services in our Commercial Systems business stemming from weakness in the commercial aerospace market that was adversely impacted by the SARS virus and the war in Iraq.

Cost of Sales

Total cost of sales is summarized as follows:

(dollars in millions)	2004	2003	2002
Total cost of sales	$2,144	$1,866	$1,863
Percent of total sales	73.2%	73.4%	74.8%

Cost of sales consists of all costs incurred to design and manufacture our products and includes research and development, raw material, labor, facility, product warranty and other related expenses. The improvement in cost of sales as a percentage of total sales in 2004 in comparison to 2003 is due to increasing sales volumes combined with our continued focus on containing cost growth, partially offset by increases in payroll, incentive compensation, and pension expenses as well as lower margins generated from development contracts and the NLX business acquired in early 2004.

The improvement in cost of sales as a percentage of sales in 2003 in comparison to 2002 results primarily from a favorable mix of products sold and lower company funded research and development expense.

Management’s Discussion and Analysis (continued)

Research and development (R&D) expense is included as a component of cost of sales and is summarized as follows:

(dollars in millions)	2004	2003	2002
Company-funded	$218	$216	$253
Customer-funded	327	259	231

Total	$545	$475	$484

Percent of total sales	19%	19%	19%

R&D expense consists primarily of payroll-related expenses of employees engaged in research and development activities, engineering related product materials and equipment, and subcontracting costs. Total research and development expense as a percent of sales has remained consistent at 19 percent, with the customer-funded portion increasing over the past two years primarily due to several defense-related programs that are in their development phases, including the Joint Strike Fighter (JSF), Joint Tactical Radio System (JTRS), and the Future Combat Systems (FCS) programs. Looking forward to 2005, total research and development expenditures are expected to be about 18 percent of sales, or approximately $575 million, of which about 10 percentage points are expected to relate to customer-funded initiatives. Significant areas of spending in 2005 are expected to include the Boeing 7E7, JTRS, and FCS programs.

Selling, General and Administrative Expenses

(dollars in millions)	2004	2003	2002
Selling, general and administrative expenses	$356	$341	$307
Percent of total sales	12.2%	13.4%	12.3%

Selling, general and administrative (SG&A) expenses consist primarily of personnel, facility, and other expenses related to employees not directly engaged in manufacturing, research or development activities. These activities include marketing and business development, finance, legal, information technology, and other administrative and management functions. SG&A expenses increased $15 million in 2004 as compared to 2003, due primarily to higher payroll, incentive compensation, and pension expenses as well as our acquisition of NLX. When measured as a percentage of sales, SG&A expenses in 2004 decreased to 12.2 percent as compared to 13.4 percent in 2003 as the growth in sales volume outpaced the increase in SG&A expenses.

Higher SG&A expenses in 2003 in comparison to 2002, both in absolute dollars and as a percentage of sales, were primarily due to increases in marketing and pension costs. The increased marketing costs were primarily attributable to the costs associated with the positioning of our commercial businesses during the initial stages of a commercial market recovery.

Interest Expense

(in millions)	2004	2003	2002
Interest Expense	$8	$3	$6

On November 20, 2003, we issued $200 million of 4.75 percent fixed rate unsecured debt due December 1, 2013. The proceeds were used primarily to fund our pension plan and our acquisition of NLX. This debt issuance is the primary reason for the increased interest expense in 2004 as compared to 2003, slightly offset by lower average short-term borrowings.

The decrease in interest expense in 2003 from 2002 was the result of decreased interest rates and lower average short-term borrowings outstanding as strong operating cash flows were used to pay down commercial paper borrowings.

Other Income, Net

(in millions)	2004	2003	2002
Other income, net	$(8)	$(36)	$(25)

For information regarding the fluctuations in other income, net, see Note 15 of the consolidated financial statements.

Management’s Discussion and Analysis (continued)

Income Tax Expense

(dollars in millions)	2004	2003	2002
Income tax expense	$129	$110	$105
Effective income tax rate	30%	30%	31%

The effective income tax rate differed from the United States statutory tax rate for the reasons set forth below:

	2004	2003	2002
Statutory tax rate	35.0%	35.0%	35.0%
Research and development credit	(2.4)	(3.6)	(3.1)
Extraterritorial income exclusion	(2.3)	(2.3)	(2.3)
State and local income taxes	(0.1)	1.5	0.9
Other	(0.2)	(0.6)	0.5

Effective income tax rate	30.0%	30.0%	31.0%

The difference between our effective tax rate and the statutory tax rate is primarily the result of the tax benefits derived from the Research and Development Tax Credit (“R&D Tax Credit”), which provides a tax benefit on certain incremental R&D expenditures, and the Extraterritorial Income Exclusion (“ETI”), which provides a tax benefit on export sales. Inclusive of the items discussed herein, we currently expect our effective income tax rate to be approximately 30 percent in 2005.

Our effective tax rate for the year ended September 30, 2004 includes only nine months of the R&D Tax Credit as this tax benefit expired on June 30, 2004. In October 2004, the Working Families Tax Relief Act of 2004 was signed into law which extended the R&D Tax Credit through December 31, 2005 on a retroactive basis back to June 30, 2004. As a result, our effective income tax rate for 2005 is expected to include a R&D Tax Credit for 15 months of qualified R&D expenditures incurred between June 30, 2004 and September 30, 2005.

In October 2004, the American Jobs Creation Act of 2004 (“the Act”) was signed into law. The Act repeals and replaces the ETI with a new deduction for income generated from qualified production activities by U.S. manufacturers. The ETI will be phased out through calendar 2006 and the new deduction under the Act will be phased in between calendar 2005 and 2009. The ETI repeal and replacement under the Act is not expected to have a significant impact on our effective income tax rate in 2005. We are evaluating the impact of the ETI repeal and replacement under the Act on our effective income tax rate in years beyond 2005.

The Act also provides for a possible lower tax rate on funds repatriated into the U.S. from non-U.S. subsidiaries through September 30, 2006. We are evaluating the merits of repatriating funds under this new law. We have not provided for income taxes on unremitted earnings generated by our non-U.S. subsidiaries given our to-date continuing intent to permanently invest these earnings abroad. As a result, additional income taxes may be required to be recorded for any funds repatriated under the Act. Our estimate of the 2005 effective income tax rate does not include the potential tax effects of repatriating funds under the Act.

Net Income and Diluted Earnings Per Share

(dollars and shares in millions, except per share amounts)	2004	2003	2002
Net Income	$301	$258	$236
Net income as a percent of sales	10.3%	10.1%	9.5%

Diluted earnings per share	$1.67	$1.43	$1.28
Weighted average diluted common shares	180.0	180.1	184.1

Net income in 2004 increased 17 percent to $301 million, or 10.3 percent of sales, from net income in 2003 of $258 million, or 10.1 percent of sales. Incremental margins contributed by the higher sales volumes along with continuing cost containment initiatives combined to produce these increases, partially offset by the impact of the items affecting comparability in 2004 and 2003 as detailed below. Commensurate with the 17 percent increase in net income in 2004, diluted earnings per share also increased 17 percent in 2004 to $1.67 compared to the $1.43 in 2003. Diluted earnings per share for our 2005 fiscal year is currently expected to be in the range of $1.85 to $1.95.

Management’s Discussion and Analysis (continued)

Net income in 2003 increased 9 percent to $258 million, or 10.1 percent of sales, from net income in 2002 of $236 million, or 9.5 percent of sales. These increases were driven by improved gross margins resulting from cost containment initiatives, lower interest expense resulting from lower outstanding debt, a lower effective income tax rate, and the items affecting comparability in 2003 and 2002 as detailed below, which more than offset increases in SG&A expenses. Diluted earnings per share increased 12 percent to $1.43 in 2003 compared to $1.28 in 2002 on higher net income and lower diluted shares outstanding as a result of our share repurchase program.

Net income and diluted earnings per share were impacted by the items affecting comparability summarized in the table below. The identification of these items is important to the understanding of our results of operations.

(dollars in millions, except per share amounts)	2004	2003	2002
Contract dispute settlement (A)	$7	$—	$—
Insurance settlements (B)	5	—	—
Loss on equity investment (C)	(7)	—	—
Gain on life insurance reserve fund (D)	—	20	—
Legal matters, net (E)	—	—	12
Restructuring adjustment (F)	—	—	4

Impact on income before income taxes	5	20	16
Impact on income tax provision	(2)	(8)	(6)

Impact on net income	$3	$12	$10

Impact on diluted earnings per share	$.02	$.07	$.05

Net income as a percent of sales, excluding the above items	10.2%	9.7%	9.1%

(A)	The contract dispute settlement gain relates to the resolution of a legal matter from a divested business.
(B)	The insurance settlements gain consists of favorable settlements related to insurance matters.
(C)	The loss on equity investment relates to our investment in Tenzing (see Note 8 to the consolidated financial statements).
(D)	The gain on life insurance reserve fund relates to a favorable tax ruling from the Internal Revenue Service regarding an over funded life insurance reserve trust fund. The ruling allowed us to use funds from the trust to pay for other employee health and welfare benefits without incurring an excise tax.
(E)	Legal matters, net includes a $22 million cash gain and a $4 million reversal of a reserve associated with favorable resolutions of legal matters related to an in-flight entertainment acquisition in 1998 and the sale of a business several years ago, respectively, partially offset by reserves for other legal matters.
(F)	The restructuring adjustment of $4 million in 2002 was due to lower than expected severance costs resulting from higher than expected employee attrition related to the restructuring plan announced in 2001.

Segment Financial Results

Government Systems

Overview and Outlook:

Our Government Systems business supplies defense communications systems and products as well as defense electronics systems and products, which include subsystems, navigation and displays, to the U.S. Department of Defense, other government agencies, civil agencies, defense contractors and foreign ministries of defense. Key indicators of near and long-term performance of our Government Systems business include the amount and prioritization of defense spending by the U.S. and foreign governments, which are generally based on the underlying political landscape, security environment and budgetary considerations.

The past few years have seen significant increases in the U. S. defense budget that have driven higher demand for the products supplied by our Government Systems business. More importantly, an increasing amount of the U.S. defense budget is being allocated to transformation and modernization activities that are focused on increasing capabilities in such areas as joint interoperability communications equipment, precision guided munitions, situational awareness, signals intelligence, surveillance, and other communications equipment. Many of the technologies that are required to achieve transformation and modernization objectives overlap with our core competencies and product offerings. Key program wins over the past few years that have validated our strengths in these areas include Clusters One, Five,

Management’s Discussion and Analysis (continued)

and AMF (Airborne and Maritime/Fixed) of the JTRS program; communications and display equipment for the JSF program; integrated computer systems for the FCS program; defense advanced GPS receivers (DAGRs) for primary use by the U.S. Army; and mission avionics for the E-6B systems upgrade program.

Looking ahead, we expect that the overall U.S. defense budget will likely begin to moderate in the coming years; however, we believe the portion of the defense budget allocated to expenditures for transformation and modernization activities will remain strong. We believe that this budgetary backdrop, combined with key positions on major programs that are expected to enter full-scale production phases over the next few years, will drive continued growth in our Government Systems business. Risks affecting future performance of our Government Systems business include, but are not limited to, the potential impacts of geopolitical events, the overall funding and prioritization of the U.S. defense budget, and our ability to develop products and execute on programs pursuant to contractual requirements.

For 2005, we expect sales in our Government Systems business to increase 10 to 12 percent and operating earnings are expected to be approximately 18 percent of sales.

Government Systems’ Sales:

The following table represents Government Systems’ sales by product category:

(dollars in millions)	2004	2003	2002
Defense electronics	$956	$767	$664
Defense communications	579	503	451

Total	$1,535	$1,270	$1,115

Percent increase	21%	14%

Sales increased $265 million, or 21 percent, in 2004 compared to 2003. Our acquisition of NLX in December 2003 contributed $105 million of this sales increase. Excluding our NLX acquisition, sales increased $160 million, or 13 percent, in 2004 compared to 2003. This sales growth is the result of a continuation of ongoing defense transformation and modernization initiatives by the U.S. government. Significant drivers include initiating deliveries under the DAGR program, higher development contract sales on the JTRS, JSF, FCS, and Advanced Communications programs, as well as higher ARC-210 / 220 radio and C-130 aircraft retrofit program sales.

In 2003, sales increased $155 million, or 14 percent, compared to 2002. The sales increase resulted primarily from the JTRS and JSF development programs and higher sales in GPS navigation and electronic warfare products. In addition, integrated applications for the KC-135 aircraft, the C-130 aircraft, and several helicopter programs also contributed to the sales growth.

Government Systems’ Segment Operating Earnings:

(dollars in millions)	2004	2003	2002
Segment operating earnings	$282	$250	$193
Percent of sales	18.4%	19.7%	17.3%

Government Systems operating earnings increased $32 million, or 13 percent, in 2004 compared to 2003 due primarily to increased sales volumes. The decrease in operating earnings as a percent of sales in 2004 compared to 2003 is primarily the result of lower margin sales from NLX as well as increased sales from lower margin development contracts such as those for the JTRS, JSF, and FCS programs. These decreases were partially offset by incurring lower company-funded R&D and lower operating expenses as a percent of sales as the growth in sales volume outpaced moderate growth in marketing and other operating expenses.

Operating earnings in 2003 increased $57 million, or 30 percent, compared to 2002. Operating earnings as a percent of sales increased to 19.7 percent in 2003 compared to 17.3 percent in 2002. These increases were a result of the business holding its operating expenses relatively flat on growing sales volume along with a shift from company-funded to customer-funded research and development on new programs, primarily JTRS and JSF. In addition, favorable warranty experience of $7 million was partially offset by higher production start-up costs on several navigation and display products.

Management’s Discussion and Analysis (continued)

Commercial Systems

Overview and Outlook:

Our Commercial Systems business is a supplier of aviation electronics to customers located throughout the world. The customer base is comprised of original equipment manufacturers (OEMs) of commercial air transport, regional and business aircraft, commercial airlines, fractional operators and business jet operators. Key indicators of the near and long-term performance of our Commercial Systems business include general worldwide economic health, commercial airline flight hours, the financial condition of airlines worldwide, as well as corporate profits. After two years of weak industry conditions driven by an economic slow down and various geopolitical events, 2004 provided clear indications that we entered the initial phases of the recovery of the commercial aerospace market. Increased public confidence in air travel and improving economic conditions translated into airlines around the world adding aircraft back into their fleets, increasing aircraft utilization, and making improvements in profitability. As predicted, this first phase of the recovery drove higher service, support and retrofit activity in the aftermarket. The improving economy and resultant improved corporate profitability, combined with the stimulus provided by bonus depreciation on the purchase of new business jets, led to an accelerated recovery in this portion of the market as well. We believe the next phase of the commercial aerospace market recovery will manifest itself over the next few years to include higher production rates of new air transport aircraft. Risks to continuing the commercial aerospace market’s recovery, or the pace of the recovery, include the current high level of fuel prices that are having an impact on the profitability of our airline and other aircraft operator customers and the continued poor financial condition of certain of the major U.S. airlines. Risks related to our ability to capitalize on the commercial aerospace market recovery include, among other things, our ability to develop products and execute on programs pursuant to contractual requirements, such as the development of products for the Boeing 7E7 and the completion of our eTES in-flight entertainment system.

Looking forward to 2005, we expect Commercial Systems’ sales to increase 6 to 8 percent over 2004 with operating earnings of approximately 16 percent of sales. Market dynamic assumptions that are expected to impact Commercial Systems revenues in 2005 are as follows:

•	New aircraft production by Boeing and Airbus is expected to increase by slightly more than 10 percent.

•	Production of new business jets is expected to increase as improved corporate profitability and bonus depreciation continue to stimulate demand. Production of regional jets will remain approximately flat as slowing demand for 50 seat aircraft is replaced by higher demand for larger capacity aircraft.

•	Anticipated 4 to 6 percent improvement in global airline flight hours; improved corporate profitability; stabilization and improvement in airline profitability; and dealer optimism about retrofit opportunities are expected to generate increased aftermarket activity in the commercial aerospace market.

Commercial Systems’ Sales:

The following table represents Commercial Systems’ sales by product category:

(dollars in millions)	2004	2003	2002
Air transport aviation electronics	$798	$746	$860
Business and regional jet aviation electronics	597	526	517

Total	$1,395	$1,272	$1,377

Percent increase (decrease)	10%	(8)%

The following table represents Commercial Systems’ sales based on the type of product or service:

(dollars in millions)	2004	2003	2002
Original equipment	$657	$633	$782
Aftermarket	738	639	595

Total	$1,395	$1,272	$1,377

Management’s Discussion and Analysis (continued)

Sales increased $123 million, or 10 percent, in 2004 compared to 2003. This sales increase was fueled by increased demand for the production of new business jets and aftermarket service, support and retrofit activity. Air transport aviation electronics sales improved 7 percent over last year as year-over-year growth in global flight hours combined with improving airline profitability in some areas of the world led to higher aftermarket activity, while original equipment sales to air transport OEM’s and airline customers were approximately flat. Business and regional jet aviation electronics sales were 13 percent higher than last year as improved aircraft utilization and corporate profitability led to increased aftermarket and business jet OEM customer sales, while sales to regional jet OEM’s declined as production rates of 50-seat capacity jets began to slow.

Commercial Systems sales declined $105 million, or 8 percent, in 2003 compared to 2002. Incremental sales from the Airshow acquisition amounted to $50 million in 2003. Excluding our Airshow acquisition, sales decreased $155 million, or 11 percent, from 2002 to 2003. This decrease was due primarily to declines in OEM sales which resulted from lower aircraft build rates in the air transport and business jet markets. These declines in 2003 were partially offset by higher regional jet OEM sales and an increase in aftermarket sales.

Commercial Systems’ Segment Operating Earnings:

(dollars in millions)	2004	2003	2002
Segment operating earnings	$200	$137	$174
Percent of sales	14.3%	10.8%	12.6%

Commercial Systems operating earnings increased 46 percent, or $63 million, in 2004 compared to 2003. In addition, operating earnings as a percentage of sales increased from 10.8 percent in 2003 to 14.3 percent in 2004. The higher sales volume combined with the effects of cost containment and productivity improvement initiatives were the primary factors contributing to the improvement in 2004 over 2003. In addition, improving in-flight entertainment profitability as a result of lower product warranty costs and lower contract loss reserves contributed to the current year improvement.

Operating earnings declined $37 million in 2003 to $137 million, or 10.8 percent of sales, from operating earnings of $174 million, or 12.6 percent of sales, in 2002. These declines resulted from lower sales volumes, higher marketing costs, higher warranty expense and $9 million in loss reserves related to in-flight entertainment products, and the absence of a retiree medical curtailment gain that benefited the prior year. These decreases were partially offset by operating cost reductions resulting from restructuring actions completed in 2002.

General Corporate, Net

(in millions)	2004	2003	2002
General corporate, net	$(47)	$(20)	$(26)

Items affecting other income, net, as described in Note 15 to the consolidated financial statements, are the primary drivers for fluctuations in general corporate, net. In addition, the change in 2004 compared to 2003 is also due to increases in incentive compensation and pension expenses.

Retirement Plans

Net benefit expense for pension benefits and other retirement benefits is as follows:

(in millions)	2004	2003	2002
Pension benefits	$31	$20	$6
Other retirement benefits	19	19	19
Curtailment gain on other retirement benefits	—	—	(14)

Net benefit expense	$50	$39	$11

Management’s Discussion and Analysis (continued)

Pension Benefits

We provide pension benefits to most of our employees in the form of defined benefit pension plans. Over the past few years, the cost of providing retirement benefits under a defined benefit structure has become increasing volatile due to the weak stock market and falling discount rates. In response, we made significant contributions to our pension plans during 2003 and amended our U.S. qualified and non-qualified pension plans covering all salary and hourly employees not covered by collective bargaining agreements to discontinue benefit accruals for salary increases and services rendered after September 30, 2006. Concurrently, we plan to replace this benefit by supplementing our existing defined contribution savings plan to include an additional company contribution effective October 1, 2006. We believe this new benefit structure will achieve our objective of providing benefits that are both valued by our employees and whose costs and funding requirements are more consistent and predictable over the long term.

Pension expense for the years ended September 30, 2004, 2003, and 2002 was $31 million, $20 million, and $6 million, respectively. Decreases in the funded status of our pension plans in prior years drove these increases in pension expense, with pension expense in 2004 partially benefiting from the 2003 plan amendment. During 2004, the funded status of our pension plans improved to a deficit of $386 million at September 30, 2004 from a deficit of $763 million at September 30, 2003 due to strong investment performance, a 25 basis point increase in the discount rate used to measure our pension obligation, and $200 million in voluntary contributions since our June 30, 2003 actuarial valuation. This improvement in the funded status of our pension plans is expected to decrease pension expense in 2005 to approximately $30 million.

See Note 11 in the consolidated financial statements for a description of the Company’s objectives for funding its pension plans. We believe our strong financial position continues to provide us the opportunity to make discretionary contributions to our pension fund without inhibiting our ability to pursue other strategic investments.

Other Retirement Benefits

We provide retiree medical and life insurance benefits to substantially all of our employees. We have undertaken two major actions over the past few years with respect to these benefits that have lowered both the current and future costs of providing these benefits:

•	As a result of the Medicare Prescription Drug, Improvement and Modernization Act of 2003, we amended our retiree medical plans on June 30, 2004 to discontinue post-65 prescription drug coverage effective January 1, 2008. Upon termination of these benefits, post-65 retirees will have the option of receiving these benefits through Medicare. On average, we expect that the prescription drug benefit to be provided by Medicare will be better than the benefit provided by our current post-65 drug plan as a result of the fixed contribution plan design implemented in 2002.

•	In July of 2002, the pre-65 and post-65 retiree medical plans were amended to establish a fixed contribution to be paid by the company. Additional premium contributions will be required from participants for all costs in excess of this fixed contribution amount. This amendment has eliminated the risk to our company related to health care cost escalations for retiree medical benefits going forward as additional contributions will be required from retirees for all costs in excess of our fixed contribution amount.

Additional information related to these plan amendments as well as the $14 million curtailment gain recorded in 2002 is contained within Note 11 in the consolidated financial statements. We expect the expense related to other retirement benefits to decrease to $1 million in 2005, due primarily to the plan amendment to eliminate post-65 prescription drug coverage.

Management’s Discussion and Analysis (continued)

FINANCIAL CONDITION AND LIQUIDITY

Cash Flow Summary

We are able to continue to execute our growth strategies and return value to our shareowners in part due to our ability to generate significant cash flow from operating activities and access the credit markets. Our ability to generate cash flow from operating activities is due primarily to working capital initiatives that began in 2002. These initiatives included a renewed focus on timely collections of accounts receivable and improved inventory management aided by the successful deployment of our enterprise resource planning system. During 2004, significant cash expenditures aimed at future growth and enhanced shareowner value were as follows:

•	$126 million acquisition of NLX

•	$69 million of dividend payments, including a 33 percent increase in quarterly cash dividends from 9 cents per share to 12 cents per share beginning with the dividend paid September 7, 2004

•	$179 million in share repurchases

Operating Activities

(in millions)	2004	2003	2002
Cash provided by operating activities	$401	$374	$453

In 2004 we continued our strong performance in operating cash flows driven by ongoing working capital initiatives and the highest net income in our company’s history. The increase in cash flows provided by operating activities of $27 million in 2004 compared to 2003 is attributed primarily to higher cash flows from increased sales volumes.

The decrease in cash flows provided by operating activities of $79 million in 2003 compared to 2002 was primarily the result of flat year-over-year sales, higher voluntary pension contributions, and the absence of the initial benefits from working capital initiatives that were realized in 2002.

Investing Activities

(in millions)	2004	2003	2002
Cash used for investing activities	$(230)	$(71)	$(239)

The increase in cash used for investing activities of $159 million from 2003 to 2004 is due primarily to the following:

•	$126 million acquisition of NLX.

•	Increases in expenditures for capital and intangible assets of $33 million to support upcoming programs.

The decrease in cash used for investment activities of $168 million from 2002 to 2003 is due primarily to the absence of $193 million of acquisition activity in 2002. Partially offsetting the impact of the acquisition activity was $15 million in proceeds from the disposition of a business in 2002 and an increase in capital expenditures of $10 million from 2002 to 2003.

In 2005 we expect capital expenditures to increase to approximately $115 million driven primarily by increases in demand for new machinery and equipment to support increased sales volumes. We also will continue to evaluate acquisition opportunities and expect to continue to acquire businesses and capabilities as an integral component of our overall growth strategy.

Financing Activities

(in millions)	2004	2003	2002
Cash used for financing activities	$(37)	$(279)	$(221)

The decrease in cash used for financing activities in 2004 compared to 2003 is due primarily to $198 million in proceeds from long-term debt and lower payments on commercial paper borrowings, partially offset by increased

Management’s Discussion and Analysis (continued)

treasury stock repurchases. Proceeds from long-term debt were used primarily to fund our pension plan and our acquisition of NLX. Strong cash flow from operations has enabled us to pay off our commercial paper borrowings in 2004, continue our share repurchase program, and increase dividend payments.

The increase in cash used for financing activities in 2003 compared to 2002 primarily results from increased treasury stock repurchases and payments on short-term borrowings. Strong cash flow from operations provided funds to repurchase our common stock as well as reduce our outstanding commercial borrowings by $90 million in 2003.

Share Repurchase Program

Strong cash flow from operations provided funds for repurchasing our common stock under our share repurchase program as follows:

(in millions, except per share amounts)	2004	2003	2002
Amount of share repurchases	$179	$154	$102
Number of shares repurchased	5.8	6.8	4.5
Average price per share	$31.16	$22.56	$22.74

We plan to continue repurchasing shares of our common stock up to the current Board of Directors approved amount as our cash flow allows. As of September 30, 2004, we can repurchase up to $165 million in additional shares. Historically, we have executed share repurchases when cash flow from operations is not being used for other investing or financing activities, such as acquisitions or short-term debt reduction.

Dividends

We declared and paid cash dividends of $69 million, $64 million, and $66 million in 2004, 2003, and 2002, respectively. On June 30, 2004, our Board of Directors approved an increase in the quarterly cash dividend to 12 cents per share beginning with the dividend paid September 7, 2004. We expect annual dividends to be $0.48 per share in 2005 and expect to fund these dividends using cash generated from operations. The declaration and payment of dividends, however, will be at the sole discretion of the Board of Directors.

Liquidity

In addition to cash provided by normal operating activities, we utilize a combination of short-term and long-term debt to finance operations. Our primary source of short-term liquidity is through borrowings in the commercial paper market. Our access to that market is facilitated by the strength of our credit ratings and $850 million of committed credit facilities with several banks (Revolving Credit Facilities). Our current ratings as provided by Moody’s Investors Service (Moody’s), Standard & Poor’s and Fitch, Inc. are
A-2 / A / A, respectively, for long-term debt and P-1 / A-1 / F-1, respectively, for short-term debt. Moody’s, Standard & Poor’s and Fitch, Inc. have stable outlooks on our credit rating.

Under our commercial paper program, we may sell up to $850 million face amount of unsecured short-term promissory notes in the commercial paper market. The commercial paper notes may bear variable interest or may be sold at a discount and have a maturity of not more than 364 days from time of issuance. Borrowings under the commercial paper program are available for working capital needs and other general corporate purposes. There were no commercial paper borrowings outstanding at September 30, 2004.

Our Revolving Credit Facilities consist of a five-year $500 million portion expiring in May 2006 and a 364-day $350 million portion expiring in May 2005. The Revolving Credit Facilities exist primarily to support our commercial paper program, but are available to us in the event our access to the commercial paper market is impaired or eliminated. Our only financial covenant under the Revolving Credit Facilities requires that we maintain a consolidated debt to total capitalization ratio of not greater than 60 percent. Our debt to total capitalization ratio at September 30, 2004 was 15 percent. At our election, the 364-day portion of the Revolving Credit Facilities can be converted to a one-year term loan. The Revolving Credit Facilities do not contain any rating downgrade triggers that would accelerate the maturity of our indebtedness. In addition, short-term credit facilities available to foreign subsidiaries amounted to $37 million as of September 30, 2004. There were no significant commitment fees or compensating balance requirements under these facilities. At September 30, 2004, there were no borrowings outstanding under any of the Company’s credit facilities.

Management’s Discussion and Analysis (continued)

In addition to our credit facilities and commercial paper program, we have a shelf registration statement filed with the Securities and Exchange Commission covering up to $750 million in debt securities, common stock, preferred stock or warrants that may be offered in one or more offerings on terms to be determined at the time of sale. On November 20, 2003, we issued $200 million of debt due December 1, 2013 (the Notes) under the shelf registration statement. The Notes contain covenants that require the Company to satisfy certain conditions in order to incur debt secured by liens, engage in sale/leaseback transactions, or merge or consolidate with another entity. At September 30, 2004, $550 million of the shelf registration was available for future use.

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

Contractual Obligations

The following table summarizes certain of our contractual obligations as of September 30, 2004, as well as when these obligations are expected to be satisfied:

	Payments Due by Period
(in millions)	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	Thereafter
Long-term debt	$200	$—	$—	$—	$200
Interest on long-term debt	90	10	20	20	40
Non-cancelable operating leases	78	20	25	12	21
Purchase obligations:
Purchase orders	600	460	114	24	2
Purchase contracts	20	9	11	—	—

Total	$988	$499	$170	$56	$263

Interest payments under long-term debt obligations exclude the potential effects of related interest rate swap contracts.

We lease certain office and manufacturing facilities as well as certain machinery and equipment under various lease contracts with terms that meet the accounting definition of operating leases. Our commitments under these operating leases, in the form of non-cancelable future lease payments, are not reflected as a liability on our Statement of Financial Position.

Purchase obligations include purchase orders and purchase contracts. Purchase orders are executed in the normal course of business and may or may not be cancelable. Purchase contracts include agreements with suppliers under which there is a commitment to buy a minimum amount of products or pay a specified amount regardless of actual need. Generally, items represented in purchase obligations are not reflected as liabilities on our Statement of Financial Position.

We also have obligations with respect to pension and other post-retirement benefit plans. See Note 11 of the consolidated financial statements.

ENVIRONMENTAL

For information related to environmental claims, remediation efforts and related matters, see Note 20 of the consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management of Rockwell Collins to make estimates, judgments and assumptions that affect our financial condition and results of operations that are reported in the accompanying consolidated financial statements as well as affect the related disclosure of assets and liabilities contingent upon future events.

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

Income Taxes

At the end of each quarterly reporting period, we estimate an effective income tax rate that is expected to be applicable for the full fiscal year. The estimate of our effective income tax rate involves significant judgments resulting from uncertainties in the application of complex tax regulations across many jurisdictions, implementation of tax planning strategies, and estimates as to the jurisdictions where income is expected to be earned. These estimates may be further complicated by new laws, new interpretations of existing laws, and rulings by taxing authorities. Due to the subjectivity and complex nature of these underlying issues, our actual effective income tax rate and related tax liabilities may differ from our initial estimates. Differences between our estimated and actual effective income tax rates and related liabilities are recorded in the period they become known. The resulting adjustment to our income tax expense could have a material effect on our results of operations in the period the adjustment is recorded. A one percentage point change in our effective income tax rate would change our annual net income by approximately $4 million.

Deferred tax assets and liabilities are recorded for tax carryforwards and the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Management

Management’s Discussion and Analysis (continued)

believes it is more likely than not that the current and long-term deferred tax assets will be realized through the reduction of future taxable income. See Note 16 of the consolidated financial statements for further detail regarding deferred taxes and the factors considered in evaluating deferred tax asset realization.

Goodwill and Indefinite-Lived Intangible Assets

As of September 30, 2004, we had $419 million of goodwill resulting from various acquisitions and $17 million of indefinite-lived intangible assets consisting of trademarks and tradenames (herein referred to as “trademarks”). We perform impairment tests on both goodwill and indefinite-lived intangible assets on an annual basis during the second quarter of each fiscal year, or on an interim basis if events or circumstances indicate that it is more likely than not that impairment has occurred.

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

The valuation methodology and underlying financial information that is used to estimate the fair value of our reporting units and trademarks requires significant judgments to be made by management. These judgments include, but are not limited to, the long-term projections of future financial performance, the selection of appropriate discount rates used to present value future cash flows, and the determination of appropriate royalty rates. Our five-year strategic operating plan serves as the basis for these valuations and represents our best estimate of future business conditions in our industry as well as our ability to compete. Discount rates are determined based upon the weighted average cost of capital for a set of comparable companies adjusted for risks associated with our different operations. Royalty rates used for the trademark valuations are determined by considering market competition, customer base, the age of the trademark, quality, absolute and relative profitability, and market share. Our goodwill and indefinite-lived intangible asset impairment tests that were performed in the second quarter of 2004 yielded no impairments. If there was a significant downturn in our business, or if our plans with respect to utilization of acquired trademarks changed significantly, we could incur an impairment of one or more of these intangible assets.

Warranty

Accrued liabilities are recorded on our Statement of Financial Position to reflect our contractual obligations relating to warranty commitments to our customers. We provide warranty coverage of various lengths and terms to our customers depending on standard offerings and negotiated contractual agreements. We record an estimate for warranty expense at the time of sale based on historical warranty return rates and repair costs. We believe our primary source of warranty risk relates to our in-flight entertainment products and extended warranty terms across all businesses. At September 30, 2004, we have recorded $154 million of warranty liabilities. Should future warranty experience differ materially from our historical experience, we may be required to record additional warranty liabilities which could have a material adverse effect on our results of operations and cash flows in the period in which these additional liabilities are required.

Pension Benefits

We provide retirement benefits to most of our employees in the form of defined benefit pension plans. Accounting standards require the cost of providing these pension plans be measured on an actuarial basis. These accounting standards will generally reduce, but not eliminate, the volatility of the reported pension obligation and related pension expense as actuarial gains and losses resulting from both normal year-to-year changes in valuation assumptions and the differences from actual experience are deferred and amortized. The application of these accounting standards requires management to make numerous assumptions and judgments that can significantly affect these measurements. Critical assumptions made by management in performing these actuarial valuations include the selection of discount rates and expectations on the future rate of return on pension plan assets.

Discount rates are used to determine the present value of our pension obligation and also affect the amount of pension expense recorded in any given period. We estimate this discount rate based on the rates of return of high quality,

Management’s Discussion and Analysis (continued)

fixed-income investment indexes with maturity dates that reflect the expected time horizon that benefits will be paid, primarily the Moody’s AA Index. Changes in the discount rate could have a material effect on our reported pension obligation and related pension expense.

The expected rate of return is our estimate of the long-term earnings rate on our pension plan assets and is based upon both historical long-term actual and expected future investment returns considering the current investment mix of plan assets. Differences between the actual and expected rate of return on plan assets can impact our expense for pension benefits.

Holding all other factors constant, the estimated impact on 2004 pension expense caused by hypothetical changes to key assumptions is as follows:

(dollars in millions)	Change in Assumption
Assumption	25 Basis Point Increase	25 Basis Point Decrease
Pension obligation discount rate	$7 pension expense decrease	$7 pension expense increase
Expected rate of return on plan assets	$5 pension expense decrease	$5 pension expense increase

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

Management believes its primary source of risk for excess and obsolete inventory is derived from the following:

•	Our in-flight entertainment inventory, which tends to experience quicker technological obsolescence than our other products. In-flight entertainment inventory at September 30, 2004 was $120 million.

•	Life-time buy inventory, which consists of inventory that is typically no longer being produced by our vendors but for which we purchase multiple years of supply in order to meet production and service requirements over the life span of a product. Total life-time buy inventory on hand at September 30, 2004 was $98 million.

At September 30, 2004, we had $102 million of inventory valuation reserves recorded on $808 million of total inventory on hand. Although management believes these reserves are adequate, any abrupt changes in market conditions may require us to record additional inventory valuation reserves which could have a material adverse effect on our results of operations in the period in which these additional reserves are required.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

In addition to using cash provided by normal operating activities, we utilize a combination of short-term and long-term debt to finance operations. Our operating results and cash flows are exposed to changes in interest rates that could adversely affect the amount of interest expense incurred and paid on debt obligations in any given period. In addition, changes in interest rates can affect the fair value of our debt obligations. Such changes in fair value are only relevant to the extent these debt obligations are settled prior to maturity. We manage our exposure to interest rate risk by maintaining an appropriate mix of fixed and variable rate debt and when considered necessary, we may employ financial instruments in the form of interest rate swaps to help meet our objectives.

Management’s Discussion and Analysis (continued)

At September 30, 2004, we had $200 million of 4.75 percent fixed rate long-term debt obligations outstanding with a carrying value of $201 million and fair value of $200 million. We converted $100 million of this fixed rate debt to floating rate debt bearing interest at six-month LIBOR less 7.5 basis points by executing receive fixed, pay variable interest rate swap contracts. Inclusive of the effect of the interest rate swaps, a hypothetical 10 percent increase or decrease in average market interest rates would not have a material effect on our results of operations or cash flows. This same hypothetical 10 percent change in market interest rates would have increased or decreased the fair value of our long-term debt, exclusive of the effects of the interest rate swap contracts, by $6 million. The $100 million notional value of interest rate swap contracts had a carrying and fair value of $1 million at September 30, 2004. A hypothetical 10 percent increase or decrease in average market interest rates would decrease or increase the fair value of our interest rate swap contracts by $3 million and $5 million, respectively. For more information related to outstanding debt obligations and derivative financial instruments, see Notes 9 and 17 of the consolidated financial statements.

Foreign Currency Risk

We transact business in various foreign currencies which subjects our cash flows and earnings to exposure related to changes to foreign currency exchange rates. We attempt to manage this exposure through operational strategies and use of foreign currency forward exchange contracts (foreign currency contracts). All foreign currency contracts are executed with creditworthy banks and are denominated in currencies of major industrial countries. It is our policy not to enter into derivative financial instruments for speculative purposes. Notional amounts of outstanding foreign currency forward exchange contracts were $96 million and $101 million at September 30, 2004 and 2003, respectively. Notional amounts are stated in U.S. dollar equivalents at spot exchange rates at the respective dates. Principal currencies that are hedged include the European Euro, British Pound Sterling, and Japanese Yen. Duration of foreign currency contracts are generally 12 months or less. The net fair value of these foreign currency contracts at September 30, 2004 and 2003 were net liabilities of $3 million and $2 million, respectively. If the US Dollar increased in value against all currencies by a hypothetical 10 percent, the effect on the fair value of the foreign currency contracts would not be significant at September 30, 2004. This same hypothetical increase would not have a material effect on our results of operations, cash flows, or financial condition.

For more information related to outstanding foreign currency forward exchange contracts, see Note 17 of the consolidated financial statements.

CAUTIONARY STATEMENT

This Annual Report to Shareowners, and documents that are incorporated by reference to our Annual Report on Form 10-K filed with the SEC, contains statements, including certain projections and business trends, that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to the health of the global economy, the continued recovery of the commercial aerospace industry and the continued strength of the military communications and electronics industry; the impact of oil prices on the commercial aerospace industry; domestic and foreign government spending, budgetary and trade policies favorable to our businesses; market acceptance of new and existing products and services; reliability of and customer satisfaction with our products and services; potential cancellation or termination of contracts, delay of orders or changes in procurement practices or program priorities by our customers; customer bankruptcies and profitability; recruitment and retention of qualified personnel; performance of our suppliers and subcontractors which we are highly dependent upon for timely, high quality and specification compliant products and services; risks inherent in fixed price contracts, particularly the risk of cost overruns; risk of significant and prolonged disruption to air travel; our ability to execute to our internal performance plans such as our continuous productivity improvement and cost reduction initiatives; achievement of our acquisition and related integration plans; continuing to maintain our planned effective tax rates; favorable outcomes of certain customer procurements, congressional approvals and regulatory mandates; and the uncertainties of the outcome of litigation, as well as other risks and uncertainties, including but not limited to those detailed from time to time in our Securities and Exchange Commission filings. Any forward-looking statement covering a period of more than one year presents additional risks and uncertainties that actual results may differ materially from those projected due to the increased likelihood of favorable and unfavorable changes in circumstances that occur over an extended period of time. These forward-looking statements are made only as of the date hereof and the company assumes no obligation to update any forward-looking statement.

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

Deloitte & Touche LLP, our independent auditors, are retained to audit our financial statements. Their accompanying report is based on audits conducted in accordance with auditing standards of the Public Company Accounting Oversight Board in the United States of America, which include the consideration of our internal controls to establish a basis for reliance in determining the nature, timing and extent of audit tests to be applied.

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

/s/ Clayton M. Jones	/s/ Lawrence A. Erickson
Clayton M. Jones	Lawrence A. Erickson
Chairman, President &	Senior Vice President &
Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareowners of

Rockwell Collins, Inc.

We have audited the accompanying consolidated statement of financial position of Rockwell Collins, Inc. and subsidiaries (the “Company”) as of October 1, 2004 and September 30, 2003, and the related consolidated statements of operations, of cash flows, and of shareowners’ equity and comprehensive income (loss) for each of the three years in the period ended October 1, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of October 1, 2004 and September 30, 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 1, 2004, in conformity with accounting principles generally accepted in the United States of America.

Chicago, Illinois

November 2, 2004

ROCKWELL COLLINS, INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions, except per share amounts)

	September 30
	2004	2003
ASSETS
Current Assets:
Cash	$196	$66
Receivables	616	516
Inventories	650	618
Current deferred income taxes	165	171
Income taxes receivable	10	17
Other current assets	26	23

Total current assets	1,663	1,411

Property	418	401
Intangible Assets	131	110
Goodwill	419	330
Other Assets	243	339

TOTAL ASSETS	$2,874	$2,591

LIABILITIES AND SHAREOWNERS’ EQUITY

Current Liabilities:
Short-term debt	$—	$42
Accounts payable	240	202
Compensation and benefits	235	198
Income taxes payable	18	3
Product warranty costs	154	144
Other current liabilities	317	292

Total current liabilities	964	881

Long-Term Debt	201	—
Retirement Benefits	521	812
Other Liabilities	55	65

Shareowners’ Equity:
Common stock ($0.01 par value; shares authorized: 1,000; shares issued: 183.8)	2	2
Additional paid-in capital	1,228	1,213
Retained earnings	492	273
Accumulated other comprehensive loss	(397)	(516)
Common stock in treasury, at cost (shares held: 2004, 6.8; 2003, 6.0)	(192)	(139)

Total shareowners’ equity	1,133	833

TOTAL LIABILITIES AND SHAREOWNERS’ EQUITY	$2,874	$2,591

See Notes to Consolidated Financial Statements.

ROCKWELL COLLINS, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(in millions, except per share amounts)

	Year Ended September 30
	2004	2003	2002
Sales:
Product sales	$2,604	$2,271	$2,238
Service sales	326	271	254

Total sales	2,930	2,542	2,492

Costs, expenses and other:
Product cost of sales	1,913	1,665	1,678
Service cost of sales	231	201	185
Selling, general and administrative expenses	356	341	307
Interest expense	8	3	6
Other income, net	(8)	(36)	(25)

Total costs, expenses and other	2,500	2,174	2,151

Income before income taxes	430	368	341

Income tax expense	129	110	105

Net income	$301	$258	$236

Earnings per share:
Basic	$1.70	$1.44	$1.29
Diluted	$1.67	$1.43	$1.28
Weighted average common shares:
Basic	177.4	179.1	183.1
Diluted	180.0	180.1	184.1

Cash dividends per share	$0.39	$0.36	$0.36

See Notes to Consolidated Financial Statements.

ROCKWELL COLLINS, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions)

	Year Ended September 30
	2004	2003	2002
Operating Activities:
Net income	$301	$258	$236
Adjustments to arrive at cash provided by operating activities:
Depreciation	92	93	98
Amortization of intangible assets	17	12	7
Pension plan contributions	(132)	(123)	(46)
Compensation and benefits paid in common stock	57	37	10
Deferred income taxes	38	105	50
Tax benefit from exercise of stock options	15	7	4
Changes in assets and liabilities, excluding effects of acquisitions, divestiture, and foreign currency adjustments:
Receivables	(65)	3	123
Inventories	(32)	40	78
Accounts payable	23	(8)	(34)
Income taxes	21	(34)	5
Compensation and benefits	36	2	(9)
Other assets and liabilities	30	(18)	(69)

Cash Provided by Operating Activities	401	374	453

Investing Activities:
Acquisition of businesses, net of cash acquired	(126)	2	(193)
Property additions	(94)	(72)	(62)
Acquisition of intangible assets	(11)	—	—
Proceeds from disposition of property	1	4	6
Investment in equity affiliates	—	(5)	(5)
Proceeds from the disposition of a business	—	—	15

Cash Used for Investing Activities	(230)	(71)	(239)

Financing Activities:
Net proceeds from the issuance of long-term debt	198	—	—
Purchases of treasury stock	(179)	(154)	(102)
Cash dividends	(69)	(64)	(66)
Proceeds from exercise of stock options	55	29	17
Decrease in short-term borrowings, net	(42)	(90)	(70)

Cash Used for Financing Activities	(37)	(279)	(221)

Effect of exchange rate changes on cash	(4)	(7)	(4)

Net Change in Cash	130	17	(11)
Cash at Beginning of Year	66	49	60

Cash at End of Year	$196	$66	$49

See Notes to Consolidated Financial Statements.

ROCKWELL COLLINS, INC.

CONSOLIDATED STATEMENT OF SHAREOWNERS’ EQUITY

AND COMPREHENSIVE INCOME (LOSS)

(in millions)

	Year Ended September 30
	2004	2003	2002
Common Stock
Beginning and ending balance	$2	$2	$2

Additional Paid-In Capital
Beginning balance	1,213	1,208	1,201
Shares issued under stock option and benefit plans	15	7	5
Other	—	(2)	2

Ending balance	1,228	1,213	1,208

Retained Earnings
Beginning balance	273	91	(65)
Net income	301	258	236
Cash dividends	(69)	(64)	(66)
Shares issued under stock option and benefit plans	(13)	(12)	(14)

Ending balance	492	273	91

Accumulated Other Comprehensive Income (Loss)
Beginning balance	(516)	(252)	(28)
Minimum pension liability adjustment	114	(273)	(229)
Currency translation gain	6	9	5
Foreign currency cash flow hedge adjustment	(1)	—	—

Ending balance	(397)	(516)	(252)

Common Stock in Treasury
Beginning balance	(139)	(62)	—
Share repurchases	(179)	(154)	(102)
Shares issued from treasury	126	77	40

Ending balance	(192)	(139)	(62)

Total Shareowners’ Equity	$1,133	$833	$987

Comprehensive Income (Loss)
Net income	$301	$258	$236
Other comprehensive income (loss), net of deferred taxes (2004, $(67); 2003, $160; 2002, $135)	119	(264)	(224)

Comprehensive income (loss)	$420	$(6)	$12

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Business Description and Basis of Presentation

Rockwell Collins, Inc. (the Company or Rockwell Collins) provides design, production and support of communications and aviation electronics solutions for commercial and military customers worldwide.

Prior to 2004, the Company operated on a fiscal year basis with the fiscal year ending on September 30. Beginning with the 2004 fiscal year, the Company changed to a 52/53 week fiscal year ending on the Friday closest to September 30, which for 2004 was October 1. This change resulted in one additional day of operations reflected in the Company’s fiscal 2004 results. All date references contained herein relate to the Company’s fiscal year unless otherwise stated. For ease of presentation, September 30 is utilized consistently throughout these financial statements and notes to represent the fiscal year end date.

Certain prior year amounts have been reclassified to conform to the current year presentation.

2.	Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The Company’s investments in entities it does not control but has the ability to exercise significant influence are accounted for under the equity method and are classified as Other Assets. All intercompany transactions are eliminated.

Revenue Recognition

The Company enters into sales arrangements that may provide for multiple deliverables to a customer. The Company identifies all goods and/or services that are to be delivered separately under a sales arrangement and allocates revenue to each deliverable based on relative fair values. Fair values are generally established based on the prices charged when sold separately by the Company. In general, revenues are separated between hardware, maintenance services, and installation services. The allocated revenue for each deliverable is then recognized using appropriate revenue recognition methods.

Sales related to long-term contracts requiring development and/or delivery of products over several years are accounted for under the percentage-of-completion method of accounting under the American Institute of Certified Public Accountants’ Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (SOP 81-1). Sales and earnings under these contracts are recorded either as products are shipped under the units-of-delivery method (for production effort), or based on the ratio of actual costs incurred to total estimated costs expected to be incurred related to the contract under the cost-to-cost method (for development effort). Sales and costs related to profitable purchase options are included in estimates only when the options are exercised while sales and costs related to unprofitable purchase options are included in estimates when exercise is determined to be probable. Change orders are accounted for either as an integral part of the original contract or separately depending upon the nature and value of the item. Sales related to change orders are included in profit estimates only if they can be reliably estimated and collectibility is reasonably assured. Anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable. Changes in estimates of profit or loss on contracts are included in earnings on a cumulative basis in the period the estimate is changed.

Sales related to long-term separately priced product maintenance or warranty contracts are accounted for based on the terms of the underlying agreements. Certain contracts are fixed price contracts with sales recognized ratably over the contractual life, while other contracts have a fixed hourly rate with sales recognized based on actual labor or flight hours incurred. The cost of providing these services is expensed as incurred.

The Company recognizes sales for all other products or services when all of the following criteria are met: an agreement of sale exists, product delivery and acceptance has occurred or services have been rendered, pricing is fixed or determinable, and collection is reasonably assured.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Research and Development

The Company performs research and development activities relating to the development of new products and the improvement of existing products. Company-funded research and development programs are expensed as incurred and included in Cost of Sales. Customer-funded research and development expenditures are generally accounted for as contract costs within Cost of Sales, and the reimbursement is accounted for as a sale.

Cash

Cash includes time deposits and certificates of deposit with original maturity dates of three months or less.

Allowance for Doubtful Accounts

Allowances are established in order to report receivables at net realizable value on the Company’s Statement of Financial Position. The determination of these allowances requires management of the Company to make estimates and judgments as to the collectibility of customer account balances. These allowances are estimated for customers who are considered credit risks by reviewing the Company’s collection experience with those customers as well as evaluating the customers’ financial condition. The Company also considers both current and projected economic and market conditions. Special attention is given to accounts with invoices that are past due, which is defined as any invoice for which payment has not been received by the due date specified on the billing invoice. The uncollectible portion of receivables is charged against the allowance for doubtful accounts when collection efforts have ceased. Recoveries of receivables previously charged-off are recorded when received.

Inventories

Inventories are stated at the lower of cost or market using costs which approximate the first-in, first-out method, less related progress payments received. Inventoried costs include direct costs of manufacturing, certain engineering costs and allocable overhead costs. The Company regularly compares inventory quantities on hand on a part level basis to estimated forecasts of product demand and production requirements as well as historical usage. Based on these comparisons, management establishes an excess and obsolete inventory reserve on an aggregate basis.

The Company defers certain pre-production engineering costs in connection with long-term supply arrangements that contain contractual guarantees for reimbursement from customers. Such customer guarantees typically take the form of a minimum order quantity with specifically quantified reimbursement amounts if the minimum order quantity is not taken by the customer. Such costs are amortized as a component of Cost of Sales as revenue is recognized on the minimum order quantity. All pre-production engineering costs incurred pursuant to customer contracts that do not contain customer guarantees for reimbursement are expensed as incurred.

Progress Payments

Progress payments relate to both receivables and inventories and represent cash collected from U.S. Government-related contracts whereby the U.S. Government has a legal right of offset related to the receivable or legal title to the work-in-process inventory.

Property

Property is stated at acquisition cost. Depreciation of property is generally provided using accelerated and straight-line methods over the following estimated useful lives: buildings and improvements, fifteen to forty years; machinery and equipment, eight to ten years; and information systems software and hardware, three to ten years. Depreciation methods and lives are reviewed periodically with any changes recorded on a prospective basis.

Significant renewals and betterments are capitalized and replaced units are written off. Maintenance and repairs, as well as renewals of minor amounts, are charged to expense in the period incurred. The fair value of liabilities associated with the retirement of property is recorded when there is a legal or contractual requirement to incur such costs. Upon the initial recognition of a contractual or legal liability for an asset retirement obligation, the Company capitalizes the asset retirement cost by increasing the carrying amount of the property by the same amount as the liability. This asset retirement cost is then depreciated over the estimated useful life of the underlying property. The Company has no significant asset retirement obligations as of September 30, 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment when management plans to dispose of assets or when events or circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. Assets held for disposal are reported at the lower of the carrying amount or fair value less cost to sell. Management determines fair value using a discounted future cash flow analysis or other accepted valuation techniques. Long-lived assets held for use are reviewed for impairment by comparing the carrying amount of an asset to the undiscounted future cash flows expected to be generated by the asset over its remaining useful life. If an asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Goodwill and indefinite lived intangible assets are tested annually for impairment with more frequent tests performed if indications of impairment exist. The Company’s annual impairment testing date is in the second quarter of each fiscal year. Impairment for intangible assets with indefinite lives exists if the carrying value of the intangible asset exceeds its fair value. Goodwill is potentially impaired if the carrying value of a “reporting unit” exceeds its estimated fair value. Management determines fair value using a discounted future cash flow analysis or other accepted valuation techniques. The Company’s annual impairment testing in 2004, 2003, and 2002 yielded no impairments.

Advance Payments from Customers

Advance payments from customers represent cash collected from customers in advance of revenue recognition.

Customer Incentives

Rockwell Collins provides sales incentives to certain commercial customers in connection with sales contracts. These incentives are recognized as a reduction of the sales price for cash payments or customer account credits or charged to cost of sales for products or services to be provided, when the related sale is recorded. The liability for these incentives is included in Other Current Liabilities.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income Taxes

Current tax liabilities and assets are based upon an estimate of taxes payable or refundable in the current year for each of the jurisdictions in which the Company transacts business. As part of the determination of its tax liability, management exercises considerable judgment in assessing the positions taken by the Company in its tax returns and establishes reserves for probable tax exposures. These reserves represent the best estimate of amounts expected to be paid and are adjusted over time as more information regarding tax audits becomes available. Deferred tax assets and liabilities are recorded for the estimated future tax effects attributable to temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and their respective carrying amounts for income tax purposes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Stock-Based Compensation

The Company accounts for employee stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). As the Company’s various incentive plans require stock options to be granted at prices equal to or above the fair market value of the Company’s common stock on the grant dates, no compensation expense is recognized in connection with stock options granted to employees.

The fair value method is an alternative method of accounting for stock-based compensation that is permitted by Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation (SFAS 123). Under the fair value method, compensation expense is recorded over the vesting periods based on the estimated fair value of the stock-based compensation. The following table illustrates the effect on net income and earnings per share if the Company had accounted for its stock-based compensation plans using the fair value method:

(in millions, except per share amounts)	2004	2003	2002
Net income, as reported	$301	$258	$236
Stock-based employee compensation expense included in reported net income, net of tax	—	—	—
Stock-based employee compensation expense determined under the fair value method, net of tax	(15)	(15)	(18)

SFAS 123 pro forma net income	$286	$243	$218

Earnings per share:
Basic – as reported	$1.70	$1.44	$1.29
Basic – SFAS 123 pro forma	$1.62	$1.36	$1.19

Diluted – as reported	$1.67	$1.43	$1.28
Diluted – SFAS 123 pro forma	$1.59	$1.35	$1.18

The weighted average fair value of options granted by the Company was $9.55, $8.01, and $7.65 per option in 2004, 2003, and 2002, respectively. The fair value of each option granted by the Company was estimated using the Black-Scholes pricing model and the following weighted average assumptions:

	2004 Grants	2003 Grants	2002 Grants

Risk-free interest rate	3.37%	3.27%	3.61%
Expected dividend yield	1.51%	1.73%	1.73%
Expected volatility	0.40	0.40	0.40
Expected life	5 years	6 years	6 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Derivative Financial Instruments

The Company uses derivative financial instruments in the form of foreign currency forward exchange contracts and interest rate swap contracts for the purpose of minimizing exposure to changes in foreign currency exchange rates on business transactions and interest rates, respectively. The Company’s policy is to execute such instruments with creditworthy banks and not to enter into derivative financial instruments for speculative purposes. These derivative financial instruments do not subject the Company to undue risk as gains and losses on these instruments generally offset gains and losses on the underlying assets, liabilities, or anticipated transactions that are being hedged.

All derivative financial instruments are recorded at fair value in the Statement of Financial Position. For a derivative that has not been designated as an accounting hedge, the change in the fair value is recognized immediately through earnings. For a derivative that has been designated as an accounting hedge of an existing asset or liability (a fair value hedge), the change in the fair value of both the derivative and underlying asset or liability is recognized immediately through earnings. For a derivative designated as an accounting hedge of an anticipated transaction (a cash flow hedge), the change in the fair value is recorded on the Statement of Financial Position as a component of Accumulated Other Comprehensive Income (Loss) to the extent the derivative is effective in mitigating the exposure related to the anticipated transaction. The amount recorded within Accumulated Other Comprehensive Income (Loss) is reclassified in earnings in the same period during which the underlying hedged transaction affects earnings. The Company does not exclude any amounts from the measure of effectiveness for both fair value and cash flow hedges. The change in the fair value related to the ineffective portion of a hedge, if any, is immediately recognized in earnings.

Use of Estimates

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates. Estimates are used in accounting for, among other items, long-term contracts, allowances for doubtful accounts, inventory obsolescence, product warranty cost liabilities, customer incentive liabilities, retirement benefits, income taxes, environmental matters, recoverability of long-lived assets and contingencies. Estimates and assumptions are reviewed periodically and the effects of changes, if any, are reflected in the Statement of Operations in the period that they are determined.

Concentration of Risks

The Company’s products and services are concentrated within the aerospace and defense industries with customers consisting primarily of commercial and military aircraft manufacturers, commercial airlines, and the United States and foreign governments. As a result of this industry focus, the Company’s current and future financial performance is largely dependent upon the overall economic conditions within these industries. In particular, the commercial aerospace market has been historically cyclical and subject to downturns during periods of weak economic conditions which could be prompted by or exacerbated by political or other domestic or international events. The defense market may be affected by changes in budget appropriations, procurement policies, political developments both domestically and abroad, and other factors. While management believes the Company’s product offerings are well positioned to meet the needs of its customer base, any material deterioration in the economic and environmental factors that impact the aerospace and defense industries could have a material adverse effect on the Company’s results of operations, financial position or cash flows.

In addition to the overall business risks associated with the Company’s concentration within the aerospace and defense industries, the Company is also exposed to a concentration of collection risk on credit extended to commercial airlines. Accounts receivable due from commercial airlines at September 30, 2004 was approximately $132 million. The Company performs ongoing credit evaluations on the financial condition of all of its commercial airline customers and maintains allowances for uncollectible accounts receivable based on expected collectibility. Although management believes its allowances are adequate, the Company is not able to predict with certainty the changes in the financial stability of its customers. Any material change in the financial status of any one or group of customers could have a material adverse effect on the Company’s results of operations, financial position or cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	Acquisitions and Divestiture of Businesses

During the years ended September 30, 2004, 2003 and 2002, the Company completed three acquisitions that are summarized as follows:

				Intangible Assets
(dollars in millions)	Fiscal Year Acquired	Cash Purchase Price	Goodwill	Finite Lived	Weighted Average Life in Years

NLX Holding Corporation	2004	$126	$102	$17	5
Airshow, Inc.	2002	160	106	50	9
Communication Solutions, Inc	2002	24	14	5	8

In December 2003, the Company acquired NLX Holding Corporation (NLX), a provider of integrated training and simulation systems. NLX provides simulators ranging from full motion full flight simulators to desktop simulators, training, upgrades, modifications, and engineering and technical services primarily to branches of the United States military. The acquisition of NLX extends the Company’s capabilities in the areas of training and simulation and enables the Company to provide a more complete service offering to its customers. The excess purchase price over net assets acquired reflects the Company’s view that there are significant opportunities to expand its market share in the areas of simulation and training. Approximately 20 percent of the goodwill resulting from this acquisition is tax deductible. Goodwill is included within the assets of the Government Systems segment.

In August 2002, Rockwell Collins acquired Airshow, Inc. (Airshow), a provider of integrated cabin electronics system solutions for business aircraft, including cabin environment controls, passenger information and entertainment, and business support systems. The acquisition of Airshow expands the Company’s capabilities for providing airborne electronics solutions to business aviation and commercial aircraft, and increases the Company’s ability to provide integrated solutions that bridge flight deck and cabin electronics. Goodwill resulting from the acquisition is deductible for tax purposes. Goodwill is included within the assets of the Commercial Systems segment.

In March 2002, Rockwell Collins acquired Communication Solutions, Inc. (ComSol), a provider of signals intelligence technology that is used worldwide in defense and security-related applications. The acquisition of ComSol expands the Company’s product portfolio in the areas of signals intelligence and surveillance solutions and enhances the electronic warfare capabilities of Rockwell Collins. Goodwill resulting from this acquisition is not tax deductible. Goodwill is included within the assets of the Government Systems segment.

The results of operations of these acquired businesses are included in the Statement of Operations since their respective dates of acquisition. Pro forma financial information is not presented as the combined effect of these acquisitions is not material to the Company’s results of operations.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	Receivables

Receivables are summarized as follows:

	September 30
(in millions)	2004	2003
Billed	$493	$460
Unbilled	202	174
Less progress payments	(63)	(101)

Total	632	533
Less allowance for doubtful accounts	(16)	(17)

Receivables	$616	$516

As of September 30, 2004 and 2003, the portion of receivables outstanding that are not expected to be collected within the next twelve months is not significant.

Unbilled receivables principally represent sales recorded under the percentage-of-completion method of accounting that have not been billed to customers in accordance with applicable contract terms.

5.	Inventories

Inventories are summarized as follows:

	September 30
(in millions)	2004	2003
Finished goods	$141	$155
Work in process	243	215
Raw materials, parts, and supplies	322	322

Total	706	692
Less progress payments	(56)	(74)

Inventories	$650	$618

In accordance with industry practice, inventories include amounts which are not expected to be realized within one year. These amounts primarily relate to life-time buy inventory, which is inventory that is typically no longer being produced by the Company’s vendors but for which multiple years of supply are purchased in order to meet production and service requirements over the life span of a product. Life-time buy inventory was $98 million and $106 million at September 30, 2004 and 2003, respectively.

6.	Property

Property is summarized as follows:

	September 30
(in millions)	2004	2003
Land	$25	$25
Buildings and improvements	232	222
Machinery and equipment	603	566
Information systems software and hardware	230	226
Construction in progress	39	25

Total	1,129	1,064
Less accumulated depreciation	(711)	(663)

Property	$418	$401

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	Goodwill and Intangible Assets

Changes in the carrying amount of goodwill for the years ended September 30, 2004 and 2003 are summarized as follows:

(in millions)	Government Systems	Commercial Systems	Total
Balance at September 30, 2002	$143	$189	$332
Airshow purchase price adjustment	—	(2)	(2)

Balance at September 30, 2003	143	187	330
NLX acquisition	102	—	102
Resolution of Kaiser pre-acquisition tax contingency (Note 16)	(8)	(5)	(13)

Balance at September 30, 2004	$237	$182	$419

Intangible assets are summarized as follows:

	September 30, 2004			September 30, 2003
	Accum			Accum
(in millions)	Gross	Amort	Net	Gross	Amort	Net
Intangible assets with finite lives:
Developed technology and patents	$116	$35	$81	$109	$24	$85
License agreements	21	4	17	3	3	—
Customer relationships	12	3	9	—	—	—
Trademarks and tradenames	10	3	7	9	1	8
Intangible assets with indefinite lives:
Trademarks and tradenames	18	1	17	18	1	17

Intangible assets	$177	$46	$131	$139	$29	$110

During the year ended September 30, 2004, the Commercial Systems segment acquired license agreements for $18 million, of which $11 million was paid. These license agreements relate primarily to a strategic agreement with The Boeing Company to provide a global broadband connectivity solution for business aircraft through the Company’s Collins eXchange product.

Amortization expense for intangible assets for the years ended September 30, 2004, 2003 and 2002 was $17 million, $12 million and $7 million, respectively. Annual amortization expense for intangible assets for 2005, 2006, 2007, 2008, and 2009 is expected to be $16 million, $16 million, $17 million, $21 million, and $15 million, respectively.

8.	Other Assets

Other assets are summarized as follows:

	September 30
(in millions)	2004	2003
Long-term deferred income taxes (Note 16)	$95	$180
Investments in equity affiliates	68	71
Exchange and rental assets, net of accumulated depreciation of $79 at September 30, 2004 and $67 at September 30, 2003	41	56
Other	39	32

Other assets	$243	$339

Investments in Equity Affiliates

Investments in equity affiliates includes investments in three joint ventures, each of which is 50 percent owned by the Company and accounted for under the equity method. The Company’s joint ventures consist of Rockwell Scientific Company, LLC (RSC), Vision Systems International, LLC (VSI), and Data Link Solutions, LLC (DLS).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RSC is a joint venture with Rockwell Automation, Inc. (Rockwell Automation) and is engaged in advanced research and development of technologies in electronics, imaging and optics, material and computational sciences and information technology. The Company shares equally with Rockwell Automation in providing a $6 million line-of-credit to RSC, which bears interest at the greater of the Company’s or Rockwell Automation’s commercial paper borrowing rate. At September 30, 2004, no borrowings were due from RSC under this line-of-credit. RSC performed research and development efforts on behalf of the Company in the amounts of $9 million, $9 million, and $8 million for the years ended September 30, 2004, 2003, and 2002, respectively.

VSI is a joint venture with Elbit Systems, Ltd. for the joint pursuit of helmet mounted cueing systems for the worldwide military fixed wing aircraft.

DLS is a joint venture with BAE Systems, plc for the joint pursuit of the worldwide military data link market.

Investments in equity affiliates also includes a 16 percent investment in Tenzing Communications, Inc. (Tenzing), a developer of passenger connectivity solutions for commercial aircraft. This investment is accounted for under the equity method. In July 2004, Tenzing entered into a non-binding letter of intent with Airbus and Sita, Inc. to form a new entity which will offer aircraft data and voice connectivity. This potential transaction is likely to be completed in the first quarter of 2005, at which time the Company’s ownership percentage in the new entity is expected to be approximately 3 percent. The terms of this transaction indicated the fair value of the Company’s investment in Tenzing was lower than the carrying amount recorded. This decline in value was believed to be other-than-temporary in nature and accordingly, the Company recorded a $7 million loss related to this investment during the three months ended June 30, 2004. This loss is reflected in Other Income, Net (Note 15) in the Company’s Consolidated Statement of Operations and General Corporate, Net for segment performance reporting (Note 22). Exclusive of this loss, the Company’s share of earnings or losses of Tenzing are included in the operating results of the Commercial Systems’ operating segment.

Under the equity method of accounting for investments, the Company’s proportionate share of the earnings or losses of its equity affiliates are included in net income and classified as Other Income, Net in the Statement of Operations. For segment performance reporting purposes, Rockwell Collins’ share of earnings or losses of VSI and DLS are included in the operating results of the Government Systems’ operating segment. RSC is considered a corporate-level investment.

In the normal course of business or pursuant to the underlying joint venture agreements, the Company may sell products or services to equity affiliates. The Company defers a portion of the profit generated from these sales equal to its ownership interest in the equity affiliates until the underlying product is ultimately sold to an unrelated third party. Sales to equity affiliates were $123 million, $109 million, and $65 million for the years ended September 30, 2004, 2003, and 2002, respectively. As of September 30, 2004 and 2003, the deferred profit related to sales generated from equity affiliates was not significant.

Exchange and Rental Assets

Exchange and rental assets consist of Company products that are either loaned or rented to customers on a short-term basis in connection with warranty and other service related activities or under operating leases. These assets are recorded at acquisition or production cost and depreciated using the straight-line method over their estimated lives which range from three to eleven years. Depreciation methods and lives are reviewed periodically with any changes recorded on a prospective basis.

9.	Debt

Short-term Debt

Under the Company’s commercial paper program, the Company may sell up to $850 million face amount of unsecured short-term promissory notes in the commercial paper market. The commercial paper notes may bear interest or may be sold at a discount, and will have a maturity of not more than 364 days from the time of issuance. There were no short-term commercial paper borrowings outstanding at September 30, 2004. At September 30, 2003, short-term commercial paper borrowings outstanding were $42 million with a weighted average interest rate and maturity period of 1.08 percent and 66 days, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revolving Credit Facilities

As of September 30, 2004, the Company has $850 million of senior unsecured revolving credit facilities with various banks consisting of a five-year $500 million facility expiring in May of 2006, and a 364-day $350 million facility expiring in May of 2005. The Revolving Credit Facilities exist primarily to support the Company’s commercial paper program, but may be used for other corporate purposes in the event access to the commercial paper market is impaired or eliminated. These credit facilities include one financial covenant requiring the Company to maintain a consolidated debt to total capitalization ratio of not greater than 60 percent. The ratio was 15 percent as of September 30, 2004. Borrowings under these credit facilities bear interest at the London Interbank Offered Rate (LIBOR) plus a variable margin based on the Company’s unsecured long-term debt rating or, at the Company’s option, rates determined by competitive bid. In addition, short-term credit facilities available to foreign subsidiaries was $37 million as of September 30, 2004. There were no significant commitment fees or compensating balance requirements under these facilities. At September 30, 2004, there were no borrowings outstanding under any of the Company’s credit facilities.

Long-term Debt

The Company has a shelf registration statement filed with the Securities and Exchange Commission covering up to $750 million in debt securities, common stock, preferred stock or warrants that may be offered in one or more offerings on terms to be determined at the time of sale. On November 20, 2003, the Company issued $200 million of 4.75 percent fixed rate unsecured debt under the shelf registration due December 1, 2013 (the Notes). Interest payments on the Notes are due on June 1 and December 1 of each year, commencing June 1, 2004. The Notes contain certain covenants and events of default, including requirements that the Company satisfy certain conditions in order to incur debt secured by liens, engage in sale/leaseback transactions, or merge or consolidate with another entity. The Company entered into interest rate swap contracts which effectively converted $100 million aggregate principal amount of the Notes to floating rate debt based on six-month LIBOR less 7.5 basis points. See Note 17 for additional information relating to the interest rate swap contracts.

Long-term debt is summarized as follows:

	September 30
(in millions)	2004	2003
Notes due December 1, 2013	$200	$—
Fair value adjustment (Note 17)	1	—

Long-term debt	$201	$—

Interest paid on short and long-term debt for the years ended September 30, 2004, 2003, and 2002 was $7 million, $3 million and $6 million, respectively.

10.	Other Current Liabilities

Other current liabilities are summarized as follows:

	September 30
(in millions)	2004	2003
Advance payments from customers	$128	$92
Customer incentives	105	91
Contract reserves	39	56
Other	45	53

Other current liabilities	$317	$292

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	Retirement Benefits

The Company sponsors defined benefit pension (Pension Benefits) and other postretirement (Other Retirement Benefits) plans covering substantially all of its U.S. employees and certain employees in foreign countries which provide monthly pension and other benefits to eligible employees upon retirement. The components of expense for Pension Benefits and Other Retirement Benefits are summarized below:

	Pension Benefits			Other Retirement Benefits
(in millions)	2004	2003	2002	2004	2003	2002
Service cost	$39	$38	$38	$5	$4	$5
Interest cost	135	140	132	24	26	24
Expected return on plan assets	(175)	(166)	(168)	(1)	(1)	(2)
Amortization:
Prior service cost	(14)	1	2	(30)	(30)	(18)
Net actuarial loss	46	7	2	21	20	10

Net benefit expense	$31	$20	$6	$19	$19	$19

The Company also recognized a curtailment gain of $14 million related to Other Retirement Benefits during the year ended September 30, 2002 in connection with workforce reductions resulting from the Company’s 2001 comprehensive restructuring plan.

The following table reconciles the projected benefit obligations, plan assets, funded status, and net asset (liability) for the Company’s Pension Benefits and the Other Retirement Benefits:

	Pension Benefits		Other Retirement Benefits
(in millions)	2004	2003	2004	2003
Projected benefit obligation at beginning of year	$2,315	$2,062	$418	$497
Service cost	39	38	5	4
Interest cost	135	140	24	26
Discount rate change	(77)	285	(4)	35
Actuarial losses (gains)	14	59	(9)	(2)
Medicare Reform Act	—	—	(8)	—
Plan amendments	—	(172)	(92)	(119)
Benefits paid	(115)	(101)	(32)	(39)
Other	3	4	—	16

Projected benefit obligation at end of year	2,314	2,315	302	418

Plan assets at beginning of year	1,552	1,580	14	15
Actual return on plan assets	279	22	1	1
Company contributions	207	48	31	37
Benefits paid	(115)	(101)	(32)	(39)
Other	5	3	—	—

Plan assets at end of year	1,928	1,552	14	14

Funded status of plans	(386)	(763)	(288)	(404)
Contributions after measurement date	—	75	—	—
Unamortized amounts:
Prior service cost	(155)	(170)	(252)	(189)
Net actuarial loss	873	1,087	290	331

Net asset (liability) in the Statement of Financial Position	$332	$229	$(250)	$(262)

Net asset (liability) consists of:
Deferred tax asset	$234	$301	$—	$—
Accrued benefit liability	(301)	(585)	(250)	(262)
Accumulated other comprehensive loss	399	513		—

Net asset (liability) in the Statement of Financial Position	$332	$229	$(250)	$(262)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accumulated benefit obligation for all defined benefit pension plans was $2,229 million and $2,212 million at September 30, 2004 and 2003, respectively.

Actuarial Assumptions

Plan assets and benefit obligations as of September 30 as well as net periodic benefit expense for the following fiscal year are measured on an annual basis using a measurement date of June 30 each year. Significant assumptions used in determining the benefit obligations and related expense are as follows:

	Pension Benefits		Other Retirement Benefits
	2004	2003	2004	2003
Assumptions used to determine benefit obligations at September 30:
Discount rate	6.25%	6.00%	6.25%	6.00%
Compensation increase rate	4.50%	4.50%	—	—

Assumptions used to determine net benefit expense for years ended September 30:
Discount rate	6.00%	7.00%	6.00%	7.00%
Expected return on plan assets	8.75%	9.00%	8.75%	9.00%
Compensation increase rate	4.50%	4.50%	—	—
Pre-65 health care cost gross trend rate*	—	—	11.00%	7.80%
Post-65 health care cost gross trend rate*	—	—	11.00%	9.30%
Ultimate trend rate	—	—	5.5%	5.5%
Year that trend reaches ultimate rate	—	—	2009	2018

*	Due to the effect of the fixed Company contribution, the net impact of any change in trend rate is zero.

Discount rates are based on the rates of return of high quality, fixed-income investment indexes with maturity dates that reflect the expected time horizon that benefits will be paid, primarily the Moody’s AA Index. Expected return on plan assets is based upon both historical long-term actual and expected future investment returns considering the current investment mix of plan assets.

Actuarial gains and losses in excess of 10 percent of the greater of the projected benefit obligation or market-related value of assets are amortized on a straight-line basis over the average remaining service period of active participants. Prior service costs resulting from plan amendments are amortized in equal annual amounts over the average remaining service period of affected active participants or over the remaining life expectancy of affected retired participants. The Company uses a five-year, market-related value asset method of amortizing the difference between actual and expected returns on plan assets.

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

In June 2003, the Company’s U.S. qualified and non-qualified defined benefit pension plans were amended to discontinue benefit accruals for salary increases and services rendered after September 30, 2006. These changes will affect all of the Company’s domestic pension plans covering salaried and hourly employees not covered by collective bargaining agreements. The effect of this amendment was to both reduce the benefit obligation and increase the funded status of the Company’s pension plans by $172 million at September 30, 2003. Concurrently, the Company plans to supplement its existing defined contribution savings plan effective October 1, 2006 to include additional Company contributions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended September 30, 2004 and 2003, the Company made contributions to its pension plans as follows:

(in millions)	2004	2003
Discretionary contributions to qualified plans	$125	$115
Contributions to non-qualified plans	7	8

Total	$132	$123

The Company’s objective with respect to the funding of its pension plans is to provide adequate assets for the payment of future benefits. Pursuant to this objective, the Company will fund its pension plans as required by governmental regulations and may consider discretionary contributions as conditions warrant. During 2004 and 2003, the Company made discretionary contributions to its qualified pension plans of $125 million and $115 million, respectively. These contributions were deductible for tax purposes which reduced the total income taxes paid during 2004 and 2003 by approximately $89 million. These contributions resulted in a reduction of previously established deferred taxes and as a result, there was no effect on the Company’s effective income tax rate or related income tax expense during 2004 and 2003.

The Company is not required to make any contributions to its qualified pension plans in 2005 pursuant to governmental regulations and current projections indicate that none will be required in 2006; however, future funding requirements are difficult to estimate as such estimates are dependent upon market returns and interest rates, which can be volatile. The Company currently has no plans to make additional discretionary contributions to its qualified pension plans. Contributions to the Company’s unfunded, non-qualified plans are expected to approximate $7 million in 2005.

Other Retirement Benefits

Other retirement benefits consist of retiree health care and life insurance benefits that are provided to substantially all of the Company’s domestic employees and covered dependents. Employees generally become eligible to receive these benefits if they retire after age 55 with at least 10 years of service. Most plans are contributory with retiree contributions generally based upon years of service and adjusted annually by the Company. Retiree medical plans pay a stated percentage of expenses reduced by deductibles and other coverage, principally Medicare. The amount the Company will contribute toward retiree medical coverage is fixed. Retiree life insurance plans provide coverage at a flat dollar amount or as a multiple of salary. With the exception of certain bargaining unit plans, Other Retirement Benefits are funded as expenses are incurred.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Medicare Reform Act) was signed into law. The effect of the Medicare Reform Act was to reduce the Company’s benefit obligation for Other Retirement Benefits by $8 million in 2004. The effect on the Company’s Other Retirement Benefits expense in 2004 was not material. This is a direct result of the Company’s fixed contribution plan design. As a result of the Medicare Reform Act, the Company amended its retiree medical plans on June 30, 2004 to discontinue post-65 prescription drug coverage effective January 1, 2008. The effect of this plan amendment was to reduce the benefit obligation of the Company’s Other Retirement Benefits by $92 million in 2004.

In July of 2002, the pre-65 and post-65 retiree medical plans were amended to establish a fixed contribution by the Company. Additional premium contributions will be required from participants for all costs in excess of the Company’s fixed contribution amount. As the plan amendment occurred subsequent to the Company’s normal annual June 30 measurement date in 2002, the effect of this plan amendment on the Company’s benefit plan obligation is reflected in 2003 based upon a remeasurement of the Company’s obligation that occurred in July of 2002. The effect of the plan amendment was to reduce the benefit plan obligation by $119 million in 2003. This amendment limits the Company’s net cost of providing these benefits. As a result, increasing or decreasing the health care cost gross trend rate by one percentage point would not have an impact on the Company’s net cost of providing these benefits.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Plan Assets

Total plan assets for Pension Benefits and Other Retirement Benefits as of September 30, 2004 and 2003 were $1,942 million and $1,566 million, respectively. The Company has established investment objectives that seek to preserve and maximize the amount of plan assets available to pay plan benefits. These objectives are achieved through investment guidelines requiring diversification and allocation strategies designed to maximize the long-term returns on plan assets while maintaining a prudent level of investment risk. These investment strategies are implemented using actively managed and indexed assets. Target and actual asset allocations as of September 30 are as follows:

	Target Mix	2004	2003
Equities	40% - 70%	67%	62%
Fixed income	25% - 60%	28%	33%
Alternative assets	0% - 15%	—	—
Cash	0% - 5%	5%	5%

Alternative investments may include real estate, hedge funds, venture capital, and private equity. There were no plan assets invested in the securities of the Company as of September 30, 2004 and 2003 or at any time during the years then ended. Target and actual asset allocations are periodically rebalanced between asset classes in order to mitigate investment risk and maintain asset classes within target allocations.

Benefit Payments

The following table reflects estimated benefit payments to be made to eligible participants for each of the next five years and the following five years in aggregate:

(in millions)	Pension Benefits	Other Retirement Benefits
2005	$122	$36
2006	126	31
2007	131	29
2008	137	25
2009	142	23
2010 - 2014	802	108

Substantially all of the Pension Benefit payments relate to the Company’s qualified funded plans which are paid from the pension trust. Estimated benefit payments for Other Retirement Benefits are presented net of $10 million of federal subsidies that the Company expects to receive under the Medicare Reform Act between 2006 and 2008.

12.	Shareowners’ Equity

Common Stock

The Company is authorized to issue one billion shares of common stock, par value $0.01 per share, and 25 million shares of preferred stock, without par value, of which 2.5 million shares are designated as Series A Junior Participating Preferred Stock for issuance in connection with the exercise of preferred share purchase rights. At September 30, 2004, 13.4 million shares of common stock were reserved for issuance under various employee incentive plans.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Treasury Stock

The Company repurchased shares of its common stock as follows:

(in millions)	2004	2003	2002
Amount of share repurchases	$179	$154	$102
Number of shares repurchased	5.8	6.8	4.5

At September 30, 2004, the Company is authorized to repurchase an additional $165 million of outstanding common stock.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of the following:

	September 30
(in millions)	2004	2003
Minimum pension liability adjustment, net of taxes of $234 for 2004 and $301 for 2003	$(399)	$(513)
Foreign currency translation adjustments	3	(3)
Foreign currency cash flow hedge adjustment	(1)	—

Accumulated other comprehensive loss	$(397)	$(516)

13.	Stock-Based Compensation

Stock Options

Options to purchase common stock of the Company have been granted under various incentive plans to directors, officers and other key employees. All of the Company’s stock-based incentive plans require options to be granted at prices equal to or above the fair market value of the common stock on the dates the options are granted. The plans provide that the option price for certain options granted under the plans may be paid by the employee in cash, shares of common stock utilizing a third-party broker arrangement, or a combination thereof. Stock options generally expire ten years from the date they are granted and vest over three years except approximately 2.0 million performance-vesting options that vest at the earlier of (a) the date the market price of the Company’s common stock reaches a specific level for a pre-determined period of time or certain other financial performance criteria are met, or (b) a period of six to nine years from the date they were granted.

Under the Company’s 2001 Long-Term Incentives Plan and Directors Stock Plan, up to 14.3 million shares of common stock may be issued by the Company as non-qualified options, incentive stock options, performance units, stock appreciation rights, and restricted stock. Shares available for future grant or payment under these plans were 7.4 million at September 30, 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following summarizes the activity of the Company’s stock options for 2004, 2003, and 2002:

	2004		2003		2002
(shares in thousands)	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Number of shares under option:
Outstanding at beginning of year	14,208	$22.93	16,286	$22.37	15,787	$22.14
Granted	1,983	28.24	110	22.10	1,997	20.88
Exercised	(2,791)	19.72	(1,745)	16.85	(1,142)	15.00
Canceled or expired	(89)	27.14	(443)	26.06	(356)	26.33

Outstanding at end of year	13,311	24.37	14,208	22.93	16,286	22.37

Exercisable at end of year	10,014	23.34	10,618	22.89	9,952	21.91

The following table summarizes the status of the Company’s stock options outstanding at September 30, 2004:

	Options Outstanding			Options Exercisable
(shares in thousands; remaining life in years)		Weighted Average			Weighted Average Exercise Price
Range of Exercise Prices	Shares	Remaining Life	Exercise Price	Shares
$15.16 to $20.81	2,848	4.9	$18.12	2,802	$18.11
$20.82 to $26.47	5,401	5.8	22.20	4,729	22.35
$26.48 to $32.12	2,807	6.8	27.96	962	27.97
$32.13 to $37.78	2,255	4.6	32.99	1,521	33.11

Total	13,311	5.6	24.37	10,014	23.34

Dilutive stock options outstanding resulted in an increase in average outstanding shares of 2.6 million for 2004 and 1.0 million per year for 2003 and 2002. The average outstanding shares calculation excludes options with an exercise price that exceeds the average market price of shares during the year. Approximately 2.3 million, 4.2 million, and 8.4 million stock options were excluded from the average outstanding shares calculation in 2004, 2003, and 2002, respectively.

Other Stock-Based Compensation

The Company offers an Employee Stock Purchase Plan (ESPP) which allows employees to have withheld up to 15 percent of their base compensation toward the purchase of the Company’s stock. Under the ESPP, shares of the Company’s common stock may be purchased at six-month intervals at 85 percent of the lower of the fair market value on the first or the last day of the offering period. There are two offering periods during the year, each lasting six months, beginning on December 1 and June 1. The Company is authorized to issue 9.0 million shares under the ESPP, of which 6.0 million shares are available for future grant at September 30, 2004. The ESPP is considered a non-compensatory plan under APB 25 and accordingly no compensation expense is recorded in connection with this benefit.

The Company also sponsors a defined contribution savings plan that is available to a majority of its employees. The plan allows employees to contribute a portion of their compensation on a pre-tax and/or after-tax basis in accordance with specified guidelines. The Company matches a percentage of employee contributions using common stock of the Company up to certain limits. Employees may transfer at any time all or a portion of their balance in Company common stock to any of the alternative investment options offered within the plan. The Company’s expense related to the savings plan was $33 million for 2004 and $30 million for each of 2003 and 2002.

During 2004, 2003, and 2002, 2.2 million, 1.8 million, and 0.7 million shares, respectively, of Company common stock were issued to employees under the Company’s employee stock purchase and defined contribution savings plans at a value of $57 million, $37 million and $10 million for the respective periods. These transactions are non-cash transactions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	Research and Development

Research and development expense is summarized as follows:

(in millions)	2004	2003	2002
Company-funded	$218	$216	$253
Customer-funded	327	259	231

Total research and development	$545	$475	$484

15.	Other Income, Net

Other income, net is summarized as follows:

(in millions)	2004	2003	2002
Contract dispute settlement (A)	$(7)	$—	$—
Insurance settlements (B)	(5)	—	—
Loss on equity investment (C)	7	—	—
Gain on life insurance reserve fund (D)	—	(20)	—
Legal matters, net (E)	—	—	(12)
Royalty income	(4)	(9)	(5)
Earnings from equity affiliates	(8)	(5)	(4)
Interest income	(2)	(2)	(2)
Other, net	11	—	(2)

Other income, net	$(8)	$(36)	$(25)

(A)	The contract dispute settlement gain relates to the resolution of a legal matter from a divested business.
(B)	The insurance settlements gain consists of favorable settlements related to insurance matters.
(C)	The loss on equity investment relates to the Company’s investment in Tenzing (Note 8).
(D)	The gain on life insurance reserve fund relates to a favorable tax ruling from the Internal Revenue Service regarding an over funded life insurance reserve trust fund. The ruling allowed the Company to use funds from the trust to pay for other employee health and welfare benefits without incurring an excise tax.
(E)	Legal matters, net includes a $22 million cash gain and a $4 million reversal of a reserve associated with favorable resolutions of legal matters related to an in-flight entertainment acquisition in 1998 and the sale of a business several years ago, respectively, partially offset by reserves for other legal matters.

16.	Income Taxes

The components of income tax expense are as follows:

(in millions)	2004	2003	2002
Current:
United States	$85	$(1)	$51
Non-United States	7	10	5
State and local	(1)	(4)	(1)

Total current	91	5	55

Deferred:
United States	39	95	42
Non-United States	(2)	(1)	2
State and local	1	11	6

Total deferred	38	105	50

Income tax expense	$129	$110	$105

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net current deferred income tax benefits consist of the tax effects of temporary differences related to the following:

	September 30
(in millions)	2004	2003
Inventory	$44	$51
Product warranty costs	52	51
Customer incentives	23	16
Contract reserves	14	17
Compensation and benefits	13	14
Other, net	19	22

Current deferred income taxes	$165	$171

Net long-term deferred income tax benefits included in Other Assets consist of the tax effects of temporary differences related to the following:

	September 30
(in millions)	2004	2003
Retirement benefits	$206	$282
Property	(58)	(52)
Other, net	(53)	(50)

Long-term deferred income taxes	$95	$180

Management believes it is more likely than not that the current and long-term deferred tax assets will be realized through the reduction of future taxable income. Significant factors considered by management in its determination of the probability of the realization of the deferred tax assets include: (a) the historical operating results of Rockwell Collins ($452 million of United States taxable income over the past three years), (b) expectations of future earnings, and (c) the extended period of time over which the retirement benefit liabilities will be paid.

During 2004, the Company reversed $13 million of income tax reserves as a result of expirations in certain statutes of limitation related to tax contingencies assumed in connection with its acquisition of Kaiser. This adjustment was recorded as a reduction to the goodwill balance attributable to Kaiser and had no effect on income tax expense or net income.

The effective income tax rate differed from the United States statutory tax rate for the reasons set forth below:

	2004	2003	2002
Statutory tax rate	35.0%	35.0%	35.0%
Research and development credit	(2.4)	(3.6)	(3.1)
Extraterritorial income exclusion	(2.3)	(2.3)	(2.3)
State and local income taxes	(0.1)	1.5	0.9
Other	(0.2)	(0.6)	0.5

Effective income tax rate	30.0%	30.0%	31.0%

Income tax expense was calculated based on the following components of income before income taxes:

(in millions)	2004	2003	2002
United States income	$413	$339	$318
Non-United States income	17	29	23

Total	$430	$368	$341

No provision has been made for United States federal or state, or additional foreign income taxes related to approximately $81 million of undistributed earnings of foreign subsidiaries which have been or are intended to be permanently reinvested.

Income taxes paid in 2004, 2003 and 2002 totaled $51 million, $28 million and $51 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company is currently under audit by the Internal Revenue Service (IRS) for tax returns filed for fiscal years 2003 and 2002 as well as the short period return filed for the three months ended September 30, 2001. Rockwell Automation retains responsibility for all tax returns filed related to periods prior to the Company’s June 30, 2001 spin-off, with the exception of international jurisdictions and all tax returns related to our Kaiser subsidiary. Although the ultimate outcome is unknown, management believes that adequate amounts have been provided for and any adjustments that may result from the current IRS audits are not likely to have a material adverse effect on the Company’s results of operations, financial condition, or cash flows.

17.	Financial Instruments

Fair Value of Financial Instruments

The carrying amounts and fair values of the Company’s financial instruments are as follows:

	Asset (Liability)
	September 30, 2004		September 30, 2003
(in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash	$196	$196	$66	$66
Short-term debt	—	—	(42)	(42)
Long-term debt	(201)	(200)	—	—
Interest rate swaps	1	1	—	—
Foreign currency forward exchange contracts	(3)	(3)	(2)	(2)

The fair value of cash and short-term debt approximate their carrying value due to the short-term nature of these instruments. Fair value information for long-term debt and interest rate swaps is obtained from third parties and is based on current market interest rates and estimates of current market conditions for instruments with similar terms, maturities, and degree of risk. The fair value of foreign currency forward exchange contracts is estimated based on quoted market prices for contracts with similar maturities. These fair value estimates do not necessarily reflect the amounts the Company would realize in a current market exchange.

Interest Rate Swaps

The Company manages its exposure to interest rate risk by maintaining an appropriate mix of fixed and variable rate debt, which over time should moderate the costs of debt financing. When considered necessary, the Company may use financial instruments in the form of interest rate swaps to help meet this objective. On November 20, 2003, the Company entered into two interest rate swap contracts (the Swaps) which expire on December 1, 2013 and effectively convert $100 million of 4.75 percent fixed rate long-term notes payable to floating rate debt based on six-month LIBOR less 7.5 basis points. The Company has designated the Swaps as fair value hedges and uses the “short-cut” method for assessing effectiveness. Accordingly, changes in the fair value of the Swaps are assumed to be entirely offset by changes in the fair value of the underlying debt that is being hedged with no net gain or loss recognized in earnings. At September 30, 2004, the Swaps are recorded at a fair value of $1 million within Other Assets, offset by a $1 million fair value adjustment to Long-Term Debt (Note 9). Cash payments or receipts between the Company and counterparties to the Swaps are recorded as an adjustment to interest expense.

Foreign Currency Forward Exchange Contracts

The Company transacts business in various foreign currencies which subjects the Company’s cash flows and earnings to exposure related to changes in foreign currency exchange rates. These exposures arise primarily from purchases or sales of products and services from third-parties and intercompany inventory and royalty transactions. The Company has established a program that utilizes foreign currency forward exchange contracts (foreign currency contracts) that attempts to minimize its exposure to fluctuations in foreign currency exchange rates relating to these transactions. Foreign currency contracts provide for the exchange of currencies at specified future prices and dates and reduce exposure to currency fluctuations by generating gains and losses that are intended to offset gains and losses on the underlying transactions. Principal currencies that are hedged include the European Euro, British Pound Sterling, and Japanese Yen. The duration of foreign currency contracts is generally 12 months or less. The maximum duration of a foreign currency contract at September 30, 2004 was 24 months. Almost all of the Company’s non-functional currency firm and anticipated receivables and payables that are denominated in major currencies that can be traded on open markets are hedged using foreign currency contracts. The Company does not manage exposure to net investments in foreign subsidiaries.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notional amounts of outstanding foreign currency forward exchange contracts were $96 million and $101 million at September 30, 2004 and 2003, respectively. Notional amounts are stated in U.S. dollar equivalents at spot exchange rates at the respective dates. As of September 30, 2004 and 2003, the foreign currency forward exchange contracts are recorded at their fair values in Other Current Assets in the amounts of $2 million and $2 million, respectively, and Other Current Liabilities in the amounts of $5 million and $4 million, respectively. Net losses of $1 million were deferred within Other Comprehensive Loss relating to cash flow hedges at September 30, 2004. There were no such deferrals related to cash flow hedges at September 30, 2003. The Company expects to reclassify approximately $1 million of these net losses into earnings over the next 12 months. There was no significant impact to the Company’s earnings related to the ineffective portion of any hedging instruments during the three years ended September 30, 2004. Gains and losses related to all foreign currency contracts are recorded in Cost of Sales.

18.	Guarantees and Indemnifications

Product Warranty Costs

Accrued liabilities are recorded to reflect the Company’s contractual obligations relating to warranty commitments to customers. Warranty coverage of various lengths and terms is provided to customers depending on standard offerings and negotiated contractual agreements. An estimate for warranty expense is recorded at the time of sale based on historical warranty return rates and repair costs.

Changes in the carrying amount of accrued product warranty costs are summarized as follows:

	September 30
(in millions)	2004	2003
Balance at previous September 30	$144	$152
Warranty costs incurred	(55)	(59)
Product warranty accrual	67	52
Pre-existing warranty adjustments	(2)	(1)

Balance at September 30	$154	$144

Lease Guarantee

The Company guarantees fifty percent of a lease obligation of a RSC facility. The Company’s portion of the guarantee totals $3 million and expires ratably through December 2011. Should RSC fail to meet its lease obligations, this guarantee may become a liability of the Company. This guarantee is not reflected as a liability on the Company’s Statement of Financial Position.

Letters of Credit

The Company has contingent commitments in the form of commercial letters of credit. Outstanding letters of credit are issued by banks on the Company’s behalf to support certain contractual obligations to its customers. If the Company fails to meet these contractual obligations, these letters of credit may become liabilities of the Company. Total outstanding letters of credit at September 30, 2004 were $93 million. These commitments are not reflected as liabilities on the Company’s Statement of Financial Position.

Indemnifications

The Company enters into indemnifications with lenders, counterparties in transactions such as administration of employee benefit plans, and other customary indemnifications with third parties in the normal course of business. The following are other than customary indemnifications based on the judgment of management.

In connection with agreements for the sale of portions of its business, the Company at times retains the liabilities of a business of varying amounts which relate to events occurring prior to its sale, such as tax, environmental, litigation and employment matters. The Company at times indemnifies the purchaser of a Rockwell Collins’ business in the event that a third party asserts a claim that relates to a liability retained by the Company.

The Company also provides indemnifications of varying scope and amounts to certain customers against claims of intellectual property infringement made by third parties arising from the use of Company products. These indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In relation to the Company’s spin-off from Rockwell Automation in 2001, the Company is generally obligated to indemnify and defend Rockwell Automation and its affiliates and representatives for all damages, liabilities or actions arising out of or in connection with Rockwell Automation’s Avionics and Communications business, including with respect to former operations, and the liabilities assumed by the Company as part of the separation. This indemnity obligation continues indefinitely and without any maximum limitation.

The amount the Company could be required to pay under its indemnification agreements is generally limited based on amounts specified in the underlying agreements, or in the case of some agreements, the maximum potential amount of future payments that could be required is not limited. When a potential claim is asserted under these agreements, the Company considers such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. A liability is recorded when a potential claim is both probable and estimable. The nature of these agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay should counterparties to these agreements assert a claim; however, the Company currently has no material claims pending related to such agreements.

19.	Contractual Obligations and Other Commitments

The following table reflects certain of the Company’s non-cancelable contractual commitments as of September 30, 2004:

	Payments Due By Period
(in millions)	2005	2006	2007	2008	2009	Thereafter	Total
Non-cancelable operating leases	$20	$15	$10	$7	$5	$21	$78
Purchase contracts	9	8	3	—	—	—	20
Long-term debt	—	—	—	—	—	200	200
Interest on long-term debt	10	10	10	10	10	40	90

Total	$39	$33	$23	$17	$15	$261	$388

Non-cancelable Operating Leases

The Company leases certain office and manufacturing facilities as well as certain machinery and equipment under various lease contracts with terms that meet the accounting definition of operating leases. Some leases include renewal options, which permit extensions of the expiration dates at rates approximating fair market rental rates. Rent expense for the years ended September 30, 2004, 2003, and 2002 was $26 million, $23 million, and $24 million, respectively. The Company’s commitments under these operating leases, in the form of non-cancelable future lease payments, are not reflected as a liability on its Statement of Financial Position.

Purchase Contracts

The Company may enter into purchase contracts with suppliers under which there is a commitment to buy a minimum amount of products or pay a specified amount. These commitments are not reflected as a liability on the Company’s Statement of Financial Position.

Interest on Long-term Debt

Interest payments under long-term debt obligations exclude the potential effects of the related interest rate swap contracts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.	Environmental Matters

The Company is subject to federal, state and local regulations relating to the discharge of substances into the environment, the disposal of hazardous wastes, and other activities affecting the environment that have had and will continue to have an impact on the Company’s manufacturing operations. These environmental protection regulations may require the investigation and remediation of environmental impairments at current and previously owned or leased properties. In addition, lawsuits, claims and proceedings have been asserted on occasion against the Company alleging violations of environmental protection regulations, or seeking remediation of alleged environmental impairments, principally at previously owned or leased properties. The Company is currently involved in the investigation or remediation of ten sites under these regulations or pursuant to lawsuits asserted by third parties. Certain of these sites relate to properties purchased in connection with the acquisition of Kaiser. Rockwell Collins has certain rights to indemnification from escrow funds set aside at the time of the Kaiser acquisition that management believes are sufficient to address the Company’s potential liability relating to the Kaiser related environmental matters. As of September 30, 2004, management estimates that the total reasonably possible future costs the Company could incur from these matters to be approximately $15 million. The Company has recorded environmental reserves for these matters of $5 million as of September 30, 2004, which represents management’s best estimate of the probable future cost for these matters.

To date, compliance with environmental regulations and resolution of environmental claims have been accomplished without material effect on the Company’s liquidity and capital resources, competitive position or financial condition. Management believes that expenditures for environmental capital investment and remediation necessary to comply with present regulations governing environmental protection and other expenditures for the resolution of environmental claims will not have a material adverse effect on the Company’s business or financial position, but could possibly be material to the results of operations or cash flows of any one period. Management cannot assess the possible effect of compliance with future environmental regulations.

21.	Litigation

On August 12, 2004 the United States District Court for the Northern District of Texas favorably ruled on our motion for summary judgment and dismissed the complaint of BAE Systems Electronics Limited (BAE) filed against us on April 7, 2003 alleging a single count of patent infringement involving certain head-up display (HUD) products sold by our Flight Dynamics subsidiary. BAE’s complaint sought an unspecified amount of compensatory damages, reasonable attorneys’ fees and a permanent injunction until August 2005 when the patent expires. The parties settled the case in September 2004 with no material or adverse impact on the Company.

In addition, various other lawsuits, claims and proceedings have been or may be instituted or asserted against the Company relating to the conduct of the Company’s business, including those pertaining to product liability, intellectual property, safety and health, contract and employment matters. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to the Company, management believes the disposition of matters that are pending or asserted will not have a material adverse effect on the Company’s business or financial position, but could possibly be material to the results of operations or cash flows of any one period.

22.	Business Segment Information

Rockwell Collins provides design, production and support of communications and aviation electronics for commercial and military customers worldwide. The Company has two operating segments consisting of the Government Systems and Commercial Systems businesses.

The Government Systems business supplies defense communications systems and products as well as defense electronics systems and products, which include subsystems, navigation and displays, to the U.S. Department of Defense, other government agencies, civil agencies, defense contractors and foreign ministries of defense. These product lines support airborne, ground, and shipboard applications.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Products sold by the Commercial Systems business include air transport aviation electronics systems and products as well as business and regional aviation electronics systems and products. These systems and products include communications, navigation, surveillance, displays and automatic flight control and flight management systems, as well as in-flight entertainment, cabin electronics and information management systems. Customers include manufacturers of commercial air transport, business and regional aircraft, commercial airlines, fractional operators and business jet operators.

Sales made to the United States Government were 43 percent, 39 percent, and 36 percent of total sales for the years ended September 30, 2004, 2003, and 2002, respectively.

The following table reflects the sales and operating results for each of the Company’s operating segments:

(in millions)	2004	2003	2002
Sales:
Government Systems	$1,535	$1,270	$1,115
Commercial Systems	1,395	1,272	1,377

Total sales	$2,930	$2,542	$2,492

Segment operating earnings:
Government Systems	$282	$250	$193
Commercial Systems	200	137	174

Total segment operating earnings	482	387	367

Interest expense	(8)	(3)	(6)
Earnings from corporate-level equity affiliate	3	4	2
Restructuring adjustment	—	—	4
General corporate, net	(47)	(20)	(26)

Income before income taxes	$430	$368	$341

The restructuring adjustment of $4 million in 2002 was due to lower than expected severance costs resulting from higher than expected employee attrition related to the restructuring plan announced in 2001.

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

The following tables summarize the identifiable assets and investments in equity affiliates at September 30, as well as the provision for depreciation and amortization, the amount of capital expenditures for property, and earnings (losses) from equity affiliates for each of the three years ended September 30, for each of the operating segments and Corporate:

(in millions)	2004	2003	2002
Identifiable assets:
Government Systems	$1,057	$823	$817
Commercial Systems	1,290	1,278	1,334
Corporate	527	490	404

Total identifiable assets	$2,874	$2,591	$2,555

Investments in equity affiliates:
Government Systems	$10	$9	$7
Commercial Systems	1	8	5
Corporate	57	54	50

Total investments in equity affiliates	$68	$71	$62

Depreciation and amortization:
Government Systems	$45	$38	$34
Commercial Systems	64	67	71

Total depreciation and amortization	$109	$105	$105

Capital expenditures for property:
Government Systems	$43	$32	$23
Commercial Systems	51	40	39

Total capital expenditures for property	$94	$72	$62

Earnings (losses) from equity affiliates:
Government Systems	$6	$3	$2
Commercial Systems	(1)	(2)	—
Corporate	3	4	2

Total earnings from equity affiliates	$8	$5	$4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The majority of the Company’s businesses are centrally located and share many common resources, infrastructures and assets in the normal course of business. Certain assets have been allocated between the operating segments primarily based on occupancy or usage, principally property, plant and equipment. Identifiable assets at Corporate consist principally of cash, net deferred income tax assets and the investment in RSC.

The following table summarizes sales by product category for the years ended September 30:

(in millions)	2004	2003	2002
Defense electronics	$956	$767	$664
Defense communications	579	503	451
Air transport aviation electronics	798	746	860
Business and regional aviation electronics	597	526	517

Total	$2,930	$2,542	$2,492

Product line disclosures for defense-related products are delineated based upon their underlying technologies while the air transport and business and regional aviation electronics product lines are delineated based upon the difference in underlying customer base, size of aircraft, and markets served.

The following table reflects sales for the years ended September 30 and property at September 30 by geographic region:

	Sales			Property
(in millions)	2004	2003	2002	2004	2003	2002
United States	$2,051	$1,667	$1,602	$387	$372	$383
Europe	508	503	425	21	18	17
Asia-Pacific	149	168	201	7	8	8
Canada	146	164	174	—	—	—
Africa / Middle East	55	25	70	—	—	—
Latin America	21	15	20	3	3	3

Total	$2,930	$2,542	$2,492	$418	$401	$411

Sales are attributed to the geographic regions based on the country of destination.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23.	Quarterly Financial Information (Unaudited)

Quarterly financial information for the years ended September 30, 2004 and 2003 is summarized as follows:

	2004 Quarters
(in millions, except per share amounts)	First	Second	Third	Fourth	Total
Sales	$628	$719	$744	$839	$2,930
Cost of sales	455	526	547	616	2,144
Net income	68	71	76	86	301

Earnings per share:
Basic	0.38	0.40	0.43	0.49	1.70
Diluted	0.38	0.39	0.42	0.48	1.67

Net income in the first quarter of 2004 includes a gain of $3 million ($5 million before taxes), or 2 cents per share related to the favorable settlements of insurance matters.

Net income in the third quarter of 2004 includes a gain of $4 million ($7 million before taxes) related to the resolution of a legal matter brought by the Company which was offset by a loss of $4 million ($7 million before taxes) related to our investment in Tenzing (see Note 8).

	2003 Quarters
(in millions, except per share amounts)	First	Second	Third	Fourth	Total
Sales	$561	$618	$620	$743	$2,542
Cost of sales	416	455	451	544	1,866
Net income	49	59	77	73	258

Earnings per share:
Basic	0.27	0.33	0.43	0.41	1.44
Diluted	0.27	0.33	0.43	0.40	1.43

Net income in the third quarter of 2003 includes a gain of $12 million ($20 million before taxes), or 7 cents per share related to a favorable tax ruling on an overfunded life insurance reserve fund as described in Note 15.

Selected Financial Data.

The following selected financial data should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this annual report. The Statement of Operations, Statement of Financial Position and other data has been derived from our audited financial statements.

	Years Ended September 30
	2004(a)	2003(b)	2002(c)	2001(d)	2000
	(in millions, except per share amounts)
Statement of Operations Data:
Sales	$2,930	$2,542	$2,492	$2,820	$2,510
Cost of sales	2,144	1,866	1,863	2,108	1,845
Selling, general and administrative expenses	356	341	307	351	274
Goodwill and asset impairment charges (e)	—	—	—	149	—
Income before income taxes	430	368	341	224	399
Net income	301	258	236	139	269
Diluted earnings per share	1.67	1.43	1.28	—	—

Statement of Financial Position Data:
Working capital (f)	$699	$530	$402	$504	$508
Property	418	401	411	439	393
Goodwill and intangible assets	550	440	456	285	148
Total assets	2,874	2,591	2,555	2,637	2,100
Short-term debt	—	42	132	202	—
Long-term debt	201	—	—	—	—
Shareowners’ equity	1,133	833	987	1,110	908

Other Data:
Capital expenditures	$94	$72	$62	$110	$98
Goodwill amortization	—	—	—	18	6
Other depreciation and amortization	109	105	105	120	100
Dividends per share	0.39	0.36	0.36	0.09	—

Stock Price:
High	$38.08	$27.67	$27.70	$24.23	$—
Low	25.18	17.20	12.99	11.80	—

Pro Forma Financial Information: (g)
Net income	$—	$—	$—	$149	$262
Diluted earnings per share	—	—	—	0.80	1.38

(a)	Includes (a) $5 million gain ($3 million after taxes) related to favorable insurance settlements, (b) $7 million gain ($4 million after taxes) related to the resolution of a legal matter brought by us, and (c) $7 million loss ($4 million after taxes) related to our investment in Tenzing Communications, Inc.
(b)	Includes a $20 million gain ($12 million after taxes) related to a favorable tax ruling on an overfunded life insurance reserve trust fund.
(c)	Includes (a) $12 million net gain ($7 million after taxes) related to certain legal matters, and (b) $4 million ($2 million after taxes) reversal of a portion of the 2001 restructuring charge.
(d)	Includes (a) $149 million ($108 million after taxes) of goodwill and asset impairment charges, and (b) a restructuring charge of $34 million ($22 million after taxes).
(e)	Goodwill and asset impairment charges of $149 million ($108 million after taxes) include $136 million related to long-lived assets recorded in connection with the Sony Trans Com and Hughes-Avicom acquisitions and $13 million related to certain software license agreements.
(f)	Working capital consists of all current assets and liabilities, including cash and short-term debt.
(g)	We became an independent, publicly held company on June 29, 2001, when Rockwell International Corporation, renamed Rockwell Automation, Inc. (Rockwell), spun off its former avionics and communications business (Avionics and Communications) and certain other assets and liabilities of Rockwell by means of a distribution (the Distribution) of all our outstanding shares of common stock to the shareowners of Rockwell in a tax-free spin-off. Pro forma financial information is presented as if the adoption of SFAS No. 141, Business Combinations (SFAS 141), SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142) and the Distribution occurred on October 1, 1999. Pro forma adjustments related to the adoption of SFAS 141 and SFAS 142 include the elimination of amortization expense related to goodwill, assembled workforce, and trademarks and tradenames with indefinite lives as these intangibles are no longer being amortized. Pro forma adjustments related to the Distribution include interest expense on $300 million of commercial paper borrowings used to fund a pre-Distribution dividend to Rockwell and income and costs related to employee benefit plan obligations related to active and former Rockwell employees not associated with the Avionics and Communications business that were assumed by us in connection with the Distribution.