Form 10-K, Exhibit 13
period 2006-09-30
ROCKWELL COLLINS INC
filed 2006-11-13
CIK 1137411

Exhibit 13

Portions of the Rockwell Collins, Inc. – 2006 Annual Report to Shareowners

Incorporated by reference in our Form 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto as well as our Annual Report on Form 10-K for the year ended September 30, 2006 filed with the Securities and Exchange Commission (SEC). The following discussion and analysis contains forward-looking statements and estimates that involve risks and uncertainties. Actual results could differ materially from these estimates. Factors that could cause or contribute to differences from estimates include those discussed under “Cautionary Statement” below and under “Risk Factors” in our Annual Report on Form 10-K for the year ended September 30, 2006.

We operate on a 52/53 week fiscal year ending on the Friday closest to September 30. For ease of presentation, September 30 is utilized consistently throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations to represent the fiscal year end date. All date references contained herein relate to our fiscal year unless otherwise stated.

OVERVIEW AND OUTLOOK

In 2006 we generated financial results that once again reflect the continuing strength of our Government Systems and Commercial Systems businesses and improved enterprise-wide operating performance, highlighted by:

•	A 12 percent increase in total revenues to $3.86 billion

•	A 24 percent increase in diluted earnings per share to $2.73, double the growth rate of our revenues

•	Operating cash flow of $595 million, or 125 percent of net income

Our projections of performance in these same areas for 2007 are as follows:

•	Total revenues in the range of $4.2 billion to $4.3 billion, a 10 percent growth rate over 2006

•	Diluted earnings per share in the range of $3.10 to $3.20, a 15 percent growth rate over 2006

•	Operating cash flow of about $600 million

Assuming the attainment of these projections, 2007 will mark our fourth consecutive year of achieving, or exceeding, our stated long-term average annual financial performance targets for each of these areas:

•	Sales growth of 10 percent including 8 percent organic

•	Earnings per share growth in the range of 13 to 15 percent

•	Cash flow from operations of 100 to 130 percent of net income

Our ability to deliver high levels of revenue growth, accompanied by even higher rates of growth in profitability, strong operating cash flow, and an industry-leading level of return on invested capital has been, and in 2007 is expected to continue to be driven by the following factors:

Favorable business conditions: Over the past several years, as evidenced by, among other things, strong economic conditions, growing global defense budgets, increasing rates of production of commercial aircraft, and increasing utilization of airline and corporate jet operator fleets – both our Government and Commercial Systems businesses have been operating in an environment of overall favorable market conditions. Fiscal year 2007 presents another year of anticipated favorable defense and commercial market conditions, particularly in the commercial aerospace market, that should contribute to continued revenue growth for both our businesses.

Market share gains in faster growing areas of our businesses: Through the combination of delivering on our customer commitments, developing desirable new product offerings and capabilities, and strategically positioning ourselves in faster growing areas of our markets, we have recognized meaningful gains in market share that are enabling better-than-market rates of revenue growth in certain areas of both our Government and Commercial Systems businesses.

Management’s Discussion and Analysis (continued)

Acquisitions: Complementing our revenue growth in both 2006 and 2007 are revenues from four acquisitions we completed over the last two years – TELDIX, Evans & Sutherland Computer Corporation’s military and commercial simulation business (the E&S Simulation Business), IP Unwired, Inc., and Anzus, Inc. These business acquisitions accounted for 2 percentage points of our revenue growth in 2006 and are expected to account for 1 to 2 percentage points of our revenue growth in 2007.

Execution of our strategic business model: The balanced exposure of our revenue base to our served defense and commercial customers, our integrated shared service infrastructure, and our diverse program and customer base are important contributors to our ability to deliver long-term average annual revenue and earnings growth in line with our stated targets.

High levels of investment in product innovation: We’ve historically invested significantly in product and systems innovation, at a rate of about 17 to 19 percent of revenues annually, to continue to fuel our future growth. 2006 and 2007 are not exceptions as we spent $722 million, or 19 percent of sales, on research and development in 2006 and expect to spend at the same rate of sales, or about $800 million, in 2007.

Disciplined Capital Deployment Strategy: Our strong balance sheet and cash flow generation enable us to execute a capital deployment strategy that includes business acquisitions, paying a competitive dividend with a payout ratio targeted at about 20 to 25 percent of net income, with the remainder of our operating cash flow directed toward enhancing shareowner value and earnings per share growth through share repurchases. During 2006 we deployed our capital into each of these areas: we completed three acquisitions for $100 million; paid cash dividends totaling $96 million as we increased our quarterly dividend by 33 percent to 16 cents per share; and repurchased 9.3 million shares of our common stock for $492 million.

See the following operating segment sections for further discussion of 2006 and anticipated 2007 segment results.

RESULTS OF OPERATIONS

The following management discussion and analysis of results of operations is based on reported financial results for 2004 through 2006 and should be read in conjunction with our consolidated financial statements and the notes thereto.

Consolidated Financial Results

Sales

(dollars in millions)	2006	2005	2004
Domestic	$2,616	$2,312	$1,957
International	1,247	1,133	973

Total	$3,863	$3,445	$2,930

Percent increase	12%	18%

Total sales in 2006 increased 12 percent to $3,863 million compared to 2005. TELDIX, acquired on March 31, 2005, and the E&S Simulation Business, acquired on May 26, 2006, provided $44 million and $20 million, respectively, or a total of 2 percentage points of this sales growth. The remainder of the sales increase resulted from 11 percent organic revenue growth in our Commercial Systems business and 10 percent organic revenue growth in our Government Systems business. Domestic sales growth continues to be driven by strong demand from the U.S. government for defense related products and a strengthening commercial aerospace market, evidenced by increasing production rates at original equipment manufacturers and higher aircraft flight hours which have resulted in increased sales of commercial avionics products and services. International sales growth was also due to the strengthening of the commercial aerospace market as well as the acquisitions of TELDIX and the E&S Simulation Business.

Total sales in 2005 increased $515 million, or 18 percent, compared to 2004. TELDIX provided $51 million of incremental sales, or about 2 percentage points of the total sales growth. Rockwell Collins Simulation and Training Solutions, acquired on December 1, 2003, provided $21 million of incremental sales, or about 1 percentage point of the total sales growth. The remainder of the sales increase resulted from 17 percent organic revenue growth in our Commercial Systems business and 13 percent organic revenue growth in our Government Systems business. Domestic sales growth was driven by continued strong demand from the U.S. government for defense related products and the continuing recovery of the commercial aerospace market, which resulted in increased

Management’s Discussion and Analysis (continued)

sales of commercial avionics products and services. International sales growth was due to the continuing global recovery of the commercial aerospace market and the acquisition of TELDIX.

Cost of Sales

Total cost of sales is summarized as follows:

(dollars in millions)	2006	2005	2004
Total cost of sales	$2,752	$2,502	$2,144
Percent of total sales	71.2%	72.6%	73.2%

Cost of sales consists of all costs incurred to design and manufacture our products and includes research and development, raw material, labor, facility, product warranty and other related expenses. The improvement in cost of sales as a percentage of total sales in 2006 in comparison to 2005 is due primarily to higher sales volume combined with productivity improvements, lower employee incentive compensation costs, and the absence of the $15 million write-off of certain indefinite-lived Kaiser tradenames from 2005. These improvements were partially offset by $11 million of restructuring charges included in cost of sales, higher pension costs, expensing stock-based compensation, and the impact of incremental lower margin revenues from our TELDIX and E&S Simulation Business acquisitions.

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

Research and development (R&D) expense is included as a component of cost of sales and is summarized as follows:

(dollars in millions)	2006	2005	2004
Customer-funded	$443	$348	$327
Company-funded	279	243	218

Total	$722	$591	$545

Percent of total sales	19%	17%	19%

R&D expense consists primarily of payroll-related expenses of employees engaged in research and development activities, engineering related product materials and equipment, and subcontracting costs. Total research and development expense increased $131 million, or 22 percent, from 2005 to 2006. The customer-funded portion of research and development expense has increased over the past two years primarily due to several defense-related programs that are in their development phases, including Ground Element Minimum Essential Emergency Communications Network System (GEMS), Future Combat Systems (FCS), and other advanced communication and advanced data link programs. The company-funded portion of research and development expense increased over the past two years due to increased spending on the ARJ-21 regional jet, the Boeing 787 program, and various new business jet programs. Looking forward to 2007, total research and development expenditures are expected to increase by approximately 11 percent over 2006 to about $800 million. Company funded initiatives in 2007 are anticipated to total approximately $330 million, or 7.7 percent of projected sales, compared to $279 million, or 7.2 percent of sales in 2006. The increased spending on company funded initiatives in 2007 will be due to higher spending on commercial products and programs, primarily related to the development of new avionics and cabin electronics solutions for business jet programs, partially offset by lower spending on the Boeing 787 program as development activities on this program begin to decline.

Selling, General and Administrative Expenses

(dollars in millions)	2006	2005	2004
Selling, general and administrative expenses	$441	$402	$356
Percent of total sales	11.4%	11.7%	12.2%

Management’s Discussion and Analysis (continued)

Selling, general and administrative (SG&A) expenses consist primarily of personnel, facility, and other expenses related to employees not directly engaged in manufacturing, research or development activities. These activities include marketing and business development, finance, legal, information technology, and other administrative and management functions. SG&A expenses increased $39 million in 2006 as compared to 2005, due primarily to higher payroll and pension expenses, expensing stock-based compensation, $3 million of restructuring charges included in SG&A, as well as our acquisitions of the E&S Simulation Business and TELDIX. These increases were partially offset by productivity improvements and lower employee incentive compensation costs. When measured as a percentage of sales, SG&A expenses decreased to 11.4 percent in 2006 from 11.7 percent in 2005.

SG&A expenses increased $46 million in 2005 as compared to 2004, due primarily to higher payroll and employee incentive compensation expenses as well as our acquisition of TELDIX. When measured as a percentage of sales, SG&A expenses in 2005 decreased to 11.7 percent as compared to 12.2 percent in 2004 as the continued growth in sales volume outpaced the increase in SG&A expenses as a result of cost containment and operational efficiency initiatives, partially offset by higher employee incentive compensation costs.

Interest Expense

(in millions)	2006	2005	2004
Interest expense	$13	$11	$8

The increase in interest expense from 2005 to 2006 is due primarily to an increase in the average interest rate related to the variable portion of our long-term debt as well as two variable rate loan agreements entered into in June 2006 to facilitate our implementation of the cash repatriation provisions of the American Jobs Creation Act of 2004. Interest expense increased in 2005 compared to 2004 due to a full year outstanding of our $200 million long-term debt issued on November 20, 2003, slightly offset by lower average short-term borrowings.

Other Income, Net

(in millions)	2006	2005	2004
Other income, net	$(32)	$(17)	$(8)

For information regarding the fluctuations in other income, net, see Note 15 in the consolidated financial statements.

Income Tax Expense

(dollars in millions)	2006	2005	2004
Income tax expense	$212	$151	$129
Effective income tax rate	30.8%	27.6%	30.0%

The effective income tax rate differed from the United States statutory tax rate for the reasons set forth below:

	2006	2005	2004
Statutory tax rate	35.0%	35.0%	35.0%
Research and development credit	(0.8)	(3.9)	(2.4)
Extraterritorial income exclusion	(3.0)	(2.9)	(2.3)
Domestic manufacturing deduction	(0.4)	—	—
State and local income taxes	0.5	1.4	(0.1)
Resolution of pre-spin deferred tax matters	—	(1.9)	—
Other	(0.5)	(0.1)	(0.2)

Effective income tax rate	30.8%	27.6%	30.0%

The difference between our effective tax rate and the statutory tax rate is primarily the result of the tax benefits derived from the Research and Development Tax Credit (“R&D Tax Credit”), which provides a tax benefit on certain incremental R&D expenditures, the Extraterritorial Income Exclusion (“ETI”), which provides a tax benefit on export sales, and the Domestic Manufacturing Deduction under Section 199 (“Domestic Manufacturing Deduction”), which provides a tax benefit on U.S. based manufacturing.

Management’s Discussion and Analysis (continued)

The R&D Tax Credit expired effective December 31, 2005. The effective tax rate for 2006 reflects 3 months of benefit related to the R&D Tax Credit.

In October 2004, the American Jobs Creation Act of 2004 (the “Act”) was signed into law. The Act repeals and replaces the ETI with a new deduction for income generated from qualified production activities by U.S. manufacturers. The ETI export tax benefit completely phases out December 31, 2006 and the Domestic Manufacturing Deduction benefit will be phased in through fiscal 2010. As a result, the Act is expected to have an adverse impact on our effective tax rate for years 2007 through 2010.

The Act provides for a special one-time deduction of 85 percent of certain foreign earnings repatriated into the U.S. from non-U.S. subsidiaries through September 30, 2006. During 2006 we repatriated $91 million in cash from non-U.S. subsidiaries into the U.S. under the provisions of the Act. The repatriation did not impact our effective income tax rate for the year ended September 30, 2006 as a $2 million tax liability was established during 2005 when the decision was made to repatriate the foreign earnings.

Assuming a full year benefit from the R&D Tax Credit or a tax benefit equivalent and the impact of the repealed ETI benefit, including the phased in benefit under the Domestic Manufacturing Deduction, we currently expect our effective income tax rate to be in the range of 31.5 percent to 32.0 percent in 2007. If the R&D Tax Credit or a tax benefit equivalent is not extended for our full year fiscal 2007, our effective tax rate is expected to be about 34.5 percent in 2007.

Net Income and Diluted Earnings Per Share

(dollars and shares in millions, except per share amounts)	2006	2005	2004
Net income	$477	$396	$301
Net income as a percent of sales	12.3%	11.5%	10.3%
Diluted earnings per share	$2.73	$2.20	$1.67
Weighted average diluted common shares	174.5	180.2	180.0

Net income in 2006 increased 20 percent to $477 million, or 12.3 percent of sales, from net income in 2005 of $396 million, or 11.5 percent of sales. Diluted earnings per share increased 24 percent in 2006 to $2.73, compared to $2.20 in 2005. Earnings per share growth exceeded the growth rate in net income due to the favorable effect of our share repurchase program. These increases were due primarily to higher sales volume coupled with productivity improvements. Other items affecting comparability between 2006 and 2005 are detailed below.

Net income in 2005 increased 32 percent to $396 million, or 11.5 percent of sales, from net income in 2004 of $301 million, or 10.3 percent of sales. Diluted earnings per share also increased 32 percent in 2005 to $2.20, compared to $1.67 in 2004. These increases were due primarily to higher sales volumes coupled with cost containment and operational efficiency initiatives. Other items affecting comparability between 2005 and 2004 are detailed below.

Management’s Discussion and Analysis (continued)

Items Affecting Comparability

Net income and diluted earnings per share were impacted by the items affecting comparability summarized in the table below. The identification of these items is important to the understanding of our results of operations.

(dollars in millions, except per share amounts)	2006	2005	2004
Gain on sale of corporate-level equity affiliate (A)	$20	$—	$—
Stock-based compensation	(18)	—	—
Restructuring charge (B)	(14)	—	—
Tradenames write-off (C)	—	(15)	—
Contract dispute settlement (D)	—	—	7
Insurance settlements	—	—	5
Loss on equity investment (E)	—	—	(7)

Increase (decrease) to income before income taxes	(12)	(15)	5
Impact on income tax provision	4	5	(2)
Resolution of pre-spin deferred tax matters (F)	—	10	—

Increase (decrease) to net income	$(8)	$—	$3

Increase (decrease) to diluted earnings per share	$(0.05)	$—	$0.02

Net income as a percent of sales, excluding the above items	12.6%	11.5%	10.2%

(A)	Gain on the sale of Rockwell Scientific Company, LLC, an equity affiliate that was jointly owned with Rockwell Automation, Inc. (See Note 8 in the consolidated financial statements).
(B)	Restructuring charge related to decisions to implement certain business realignment and facility rationalization actions.
(C)	The tradenames write-off relates to certain indefinite-lived Kaiser tradenames (see Note 7 in the consolidated financial statements).
(D)	The contract dispute settlement gain relates to the resolution of a legal matter from a divested business.
(E)	The loss on equity investment relates to our investment in Tenzing Communications, Inc., a developer of passenger connectivity solutions for commercial aircraft.
(F)	The resolution of pre-spin deferred tax matters relates to certain deferred tax matters that existed at the time of our spin-off in 2001 (see Note 16 in the consolidated financial statements).

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

The past few years have seen significant increases in the U.S. defense budget that have driven higher demand for the systems and products supplied by our Government Systems business resulting in four consecutive years of double-digit revenue growth. While we expect global defense budgets to continue to increase, we anticipate the rate of such increases to moderate, with global defense budgets growing at about an average annual rate of three percent from 2006 to 2010. As it relates more specifically to our Government Systems business, we expect a higher proportion of global defense budget funds will continue to be allocated to the modernization and replacement of current weapons systems as well as higher priority military transformation initiatives. We expect that this, combined with our strengthening positions in certain faster growing areas of our served defense electronics and communications markets, specifically transformational defense communications, open systems architecture, and next generation global positioning systems (GPS) solutions, areas where we have secured or continue to compete for significant program positions that are the foundation of enabling the military objective of network centric operations across the battle space, should enable us to

Management’s Discussion and Analysis (continued)

continue to deliver above-market rates of organic revenue growth. Our involvement in various elements of the Joint Tactical Radio System (JTRS) and FCS programs, our wide range of positions for fixed wing and rotary wing cockpit and mission electronics systems (including KC-135 refueling tankers and C-130 cargo aircraft, as well as Blackhawk, Chinook, Sea Stallion, and Armed Reconnaissance helicopters), and our strong positions in the development and production of handheld navigation devices and precision guidance systems for missiles and munitions are examples of significant programs in these faster growing areas that have been, and are expected to continue to be, drivers of our growth going forward.

Risks affecting future performance of our Government Systems business include, but are not limited to, the potential impacts of geopolitical events, the overall funding and prioritization of the U.S. defense budget, funding for programs we have won at projected levels and without program delays, and our ability to win new business, successfully develop products, and execute on programs pursuant to contractual requirements.

Our projections for 2007 include Government Systems revenue growth in the range of 7 to 9 percent over 2006, including about 1.5 percentage points of incremental E&S Simulation Business revenues, due to double-digit growth from programs aimed at enabling network-centric operations, enhanced situational awareness, and weapons systems modernization. Higher revenues from these areas are expected to more than offset anticipated lower demand for certain legacy products and systems. We also anticipate maintaining operating margins in the range of 19 to 20 percent as the positive impact of lower pension costs and holding company funded research and development and selling, general and administrative costs essentially flat, will be offset by incrementally lower margin E&S Simulation Business revenues.

Government Systems’ Sales:

The following table represents Government Systems’ sales by product category:

(dollars in millions)	2006	2005	2004
Defense electronics	$1,413	$1,232	$956
Defense communications	630	578	579

Total	$2,043	$1,810	$1,535

Percent increase	13%	18%

Defense electronics sales increased $181 million, or 15 percent, in 2006 compared to 2005. TELDIX, acquired on March 31, 2005, provided $44 million, or 4 percentage points of this sales growth. The E&S Simulation Business, acquired on May 26, 2006, provided $12 million, or 1 percentage point of this sales growth. Defense electronics organic sales increased $125 million, or 10 percent, in 2006 compared to 2005. This sales growth is due primarily to higher revenues from the following:

•	Global positioning system equipment programs

•	Flight deck and mission electronic systems programs, including various programs for new and upgraded military helicopters, based on our open systems architecture

•	Helmet mounted tactical aircraft display programs

These increases in defense electronics sales were partially offset by a decrease in simulation and training revenues due primarily to delayed customer procurements.

Defense communications sales increased $52 million, or 9 percent, in 2006 compared to 2005. This increase in sales is attributable to higher advanced communications and data link development programs and ARC-210 radio equipment revenues which more than offset lower JTRS development program revenues.

Management’s Discussion and Analysis (continued)

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

Defense communications sales decreased $1 million in 2005 compared to 2004. This decline in sales is attributable to higher sales of ARC-210 radios, which were more than offset by lower revenues primarily related to the completion of certain legacy data link projects, including the Swedish RA-90 program.

Government Systems’ Segment Operating Earnings:

(dollars in millions)	2006	2005	2004
Segment operating earnings	$402	$328	$282
Percent of sales	19.7%	18.1%	18.4%

Government Systems’ operating earnings increased $74 million, or 23 percent, in 2006 compared to 2005 due primarily to increased sales volume. Government Systems’ operating earnings as a percent of sales for 2006 was 19.7 percent compared with 18.1 percent for 2005. Operating margins were impacted by productivity improvements and lower employee incentive compensation costs partially offset by higher pension costs and the impact of incremental lower margin revenues from our TELDIX and E&S Simulation Business acquisitions.

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

As we approach the end of calendar year 2006, nearly all areas of the commercial aerospace market provide evidence of strong cyclical market conditions. Calendar year 2006 will be the second consecutive year of air transport aircraft original equipment manufacturers (OEMs), Airbus and Boeing, booking aggregate new aircraft orders at a higher rate than annual production, once again adding to their backlog. It will also be the second consecutive year of higher production rates of new air transport aircraft. Historically, up-cycles in this area of the commercial aerospace market have been characterized by increasing year-over-year production rates for up to 4 to 5 consecutive years. The market area for new business jets continues to be strong as order books continue to improve as business aviation OEMs update their product offerings and continue to increase production rates. The market for regional aircraft is expected to be flat to slightly up as a result of a resurgence in the market for turboprop aircraft offset by a decline in the market for 50 seat jets. Conditions supporting continued growth in aftermarket service and support and equipment upgrade activities also remain strong. Increasing revenue passenger miles, coupled with slight increases in capacity, are leading to higher passenger load factors and therefore improved profitability for airlines in all regions of the world.

We believe the current commercial aerospace market up-cycle, as defined by year-over-year increases in production rates of new air transport aircraft, will continue for at least another 2 to 3 years, with a reasonably good probability for a prolonged up-cycle due to the impact on future aircraft delivery rates from a number of factors, including: the successful and timely introduction of new more

Management’s Discussion and Analysis (continued)

efficient commercial aircraft types, such as the Boeing 787 and the Airbus A350-XWB; the continuation of high demand for business jet aircraft in markets outside the United States; a more significant return of U.S. and European legacy airlines to the market for new fuel-efficient aircraft; and a continuation of high airline load factors. These factors are expected to be accompanied by annual mid-single-digit rates of growth in aircraft flight hours.

Risks to the commercial aerospace market include, among other things:

•	The occurrence of an unexpected geopolitical event that could have a significant impact on demand for air travel and airline demand for new aircraft

•	The potential ramifications of the negative impact that the current high level of fuel prices are having on the profitability of our airline and other aircraft operator customers

•	The continued poor financial condition of certain major U.S. airlines, some of which continue to operate while under the protection of bankruptcy regulations

Risks related to our ability to capitalize on the commercial aerospace market recovery and attain our stated enterprise long-term growth targets include, among other things:

•	Our ability to develop products and execute on programs pursuant to contractual requirements, such as the development of systems and products for the Boeing 787 and business jet OEMs

•	The development and market acceptance of our Information Management products and systems

Looking forward to 2007, we expect Commercial Systems’ sales to increase 12 to 14 percent over 2006; 11 to 13 percent organically, with about 1 percentage point of growth coming from incremental visualization systems revenues from the E&S Simulation Business acquired in May 2006. In addition to higher revenues expected to be generated from market share gains related to initial Boeing 787 equipment deliveries, avionics selectable equipment, and new business jet avionics and cabin systems, double-digit growth in both OEM and aftermarket avionics and cabin electronics revenues is based in part on the following market dynamic and company specific assumptions:

•	An approximate 11 percent increase in new air transport, business, and regional aircraft production rates will lead to higher revenues from airlines and aircraft OEMs.

•	New product offerings, out-of-warranty installed base expansion, and continuing strong global economic conditions and corporate profitability will drive higher aftermarket revenues.

In-flight entertainment revenues are expected to be flat as higher aftermarket systems upgrade revenues will be offset by lower original equipment line-fit revenues.

Commercial Systems segment operating margins are expected to increase for a fourth consecutive year and be in the range of 21 to 22 percent as the positive impact of increased revenues, productivity gains, and lower pension expense, will more than offset higher company funded research and development costs as a percent of sales and incremental lower margin E&S Simulation Business revenues.

Commercial Systems’ Sales:

The following table represents Commercial Systems’ sales by product category:

(dollars in millions)	2006	2005	2004
Air transport aviation electronics	$996	$911	$798
Business and regional jet aviation electronics	824	724	597

Total	$1,820	$1,635	$1,395

Percent increase	11%	17%

Air transport aviation electronics sales increased $85 million, or 9 percent, in 2006 compared to 2005. The E&S Simulation Business, acquired on May 26, 2006, provided $8 million, or 1 percentage point of this sale growth. Air transport aviation electronics organic sales increase is due primarily to higher sales of flight-deck avionics related to higher OEM deliveries and retrofit and spares activities partially offset by lower in-flight entertainment system and regulatory mandate revenues. Business and regional aviation electronics sales increased $100 million, or 14 percent, in 2006 compared to 2005. This sales growth is attributed to significantly higher sales of business jet flight-deck avionics and cabin electronics systems and products and higher service and support revenues partially offset by lower avionics sales to regional jet OEMs and lower regulatory mandate program revenues.

Management’s Discussion and Analysis (continued)

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

The following table represents Commercial Systems’ sales based on the type of product or service:

(dollars in millions)	2006	2005	2004
Original equipment	$929	$778	$657
Aftermarket	891	857	738

Total	$1,820	$1,635	$1,395

Original equipment sales increased $151 million, or 19 percent, in 2006 compared to 2005 due to significantly higher sales of flight-deck avionics and cabin electronics systems and products for new business jet aircraft and higher sales of flight-deck avionics for new air transport aircraft. These sales increases were partially offset by lower avionics systems sales to regional jet OEMs and lower in-flight entertainment system sales. Aftermarket sales increased $34 million, or 4 percent, in 2006 compared to 2005 as a result of higher avionics retrofit and spares sales, higher service and support revenues, and incremental E&S Simulation Business revenues, partially offset by lower regulatory mandate program and in-flight entertainment system retrofit revenues.

Original equipment sales increased $121 million, or 18 percent, in 2005 compared to 2004 as higher sales to business jet OEMs and air transport airlines and OEMs in support of higher new aircraft production rates were partially offset by the impact of lower sales to regional jet OEMs and an anticipated shift of in-flight entertainment revenues from original equipment line-fit to aftermarket retrofit installations. Aftermarket sales increased $119 million, or 16 percent, in 2005 compared to 2004 as a result of increased service and support activity and stronger demand for avionics retrofit applications and aircraft regulatory mandate programs.

Commercial Systems’ Segment Operating Earnings:

(dollars in millions)	2006	2005	2004
Segment operating earnings	$370	$296	$200
Percent of sales	20.3%	18.1%	14.3%

Commercial Systems’ operating earnings increased $74 million, or 25 percent, to $370 million, or 20.3 percent of sales, in 2006 compared to $296 million, or 18.1 percent of sales, in 2005. These significant increases were due primarily to the combination of increased sales volume, productivity improvements, and lower employee incentive compensation costs which more than offset higher research and development and pension costs.

Commercial Systems’ operating earnings increased $96 million, or 48 percent, to $296 million, or 18.1 percent of sales, in 2005 compared to $200 million, or 14.3 percent of sales, in 2004. These significant increases were due primarily to the combination of increased sales volume, including higher margin aftermarket revenues, and cost containment and operational efficiency initiatives, which more than offset higher research and development and employee incentive compensation costs.

General Corporate, Net

(in millions)	2006	2005	2004
General corporate, net	$(60)	$(55)	$(47)

The increase in general corporate, net in 2006 over 2005 is due primarily to higher pension costs partially offset by lower employee incentive compensation costs.

Management’s Discussion and Analysis (continued)

The increase in general corporate, net in 2005 over 2004 is due primarily to higher employee incentive compensation costs as well as a net $5 million increase from the absence of Items Affecting Comparability in 2004 detailed above, including the contract dispute settlement, insurance settlements, and loss on equity investment.

Retirement Plans

Net benefit expense for pension benefits and other retirement benefits is as follows:

(in millions)	2006	2005	2004
Pension benefits	$70	$31	$31
Other retirement benefits	(2)	1	19

Net benefit expense	$68	$32	$50

Pension Benefits

We provide pension benefits to most of our employees in the form of defined benefit pension plans. Over the past number of years, the cost of providing retirement benefits under a defined benefit structure has become increasingly uncertain due to changes in discount rates and the volatility in the stock market. In response, we made significant contributions to our pension plans and amended our U.S. qualified and non-qualified pension plans in 2003 covering all salary and hourly employees not covered by collective bargaining agreements to discontinue benefit accruals for salary increases and services rendered after September 30, 2006 (the Pension Amendment). Concurrently, we plan to replace this benefit by supplementing our existing defined contribution savings plan to include an additional company contribution effective October 1, 2006. We believe this new benefit structure will achieve our objective of providing benefits that are both valued by our employees and whose costs and funding requirements are more consistent and predictable over the long term.

Pension expense for the years ended September 30, 2006, 2005, and 2004 was $70 million, $31 million, and $31 million, respectively. Decreases in the funded status of our pension plans, due primarily to decreases in the discount rate used to measure our pension obligations and higher than anticipated pensionable earnings, drove this increase in pension expense. During 2006, the funded status of our pension plans improved from a deficit of $681 million at September 30, 2005 to a deficit of $275 million at September 30, 2006, due primarily to an increase in the discount rate used to measure our pension obligations from 5.3 percent to 6.5 percent.

As a result of the Pension Amendment, we expect the defined benefit pension expense to decrease from $70 million in 2006 to $12 million in 2007. Concurrently, we plan to make an additional company contribution to our existing defined contribution savings plan of approximately $28 million in 2007. The combined impact of significantly lower defined benefit pension expense partially off-set by incremental savings plan contributions is expected to result in lower expense in 2007 of approximately $30 million in comparison to 2006.

Our objective with respect to the funding of our pension plans is to provide adequate assets for the payment of future benefits. Pursuant to this objective, we will fund our pension plans as required by governmental regulations and may consider discretionary contributions as conditions warrant. We believe our strong financial position continues to provide us the opportunity to make discretionary contributions to our pension fund without inhibiting our ability to pursue strategic investments.

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

Other retirement benefits expense (income) for the years ended September 30, 2006, 2005, and 2004 was $(2) million, $1 million, and $19 million, respectively. The decrease in other retirement benefits expense in 2006 and 2005 was due primarily to the major actions discussed above. We expect other retirement benefits income of approximately $4 million in 2007, due primarily to the actions discussed above.

FINANCIAL CONDITION AND LIQUIDITY

Cash Flow Summary

Our ability to generate significant cash flow from operating activities coupled with our access to the credit markets enables our company to execute our growth strategies and return value to our shareowners. During 2006, significant cash expenditures aimed at future growth and enhanced shareowner value were as follows:

•	$492 million of share repurchases

•	$144 million of property additions

•	$96 million of dividend payments

•	$100 million for business acquisitions

Operating Activities

(in millions)	2006	2005	2004
Cash provided by operating activities	$595	$574	$399

The increase in cash flows provided by operating activities of $21 million in 2006 compared to 2005 was principally due to higher net income of $81 million and lower pension plan contributions of $48 million partially offset by $104 million in higher income tax payments.

The increase in cash flows provided by operating activities of $175 million in 2005 compared to 2004 was principally due to the following items:

•	Increase in net income of $95 million

•	Lower incremental inventory growth of $30 million, principally due to working capital management initiatives

•	Higher tax benefits from employee stock option exercises of $20 million

•	Lower pension plan contributions of $18 million

These increases in cash provided by operating activities in 2005 compared to 2004 were partially offset by an increase in receivables due to higher sales volumes and due to a customer withholding payments of $36 million as a result of performance related matters on an in-flight entertainment contract that were resolved in 2006.

Investing Activities

(in millions)	2006	2005	2004
Cash used for investing activities	$(159)	$(134)	$(228)

Net cash paid for the 2006 business acquisitions was $100 million compared to $19 million of net cash paid for the TELDIX acquisition in 2005. Proceeds from the sale of Rockwell Scientific Company, LLC, an equity affiliate that was jointly owned with Rockwell Automation, Inc. were $84 million in 2006. Capital expenditures increased to $144 million in 2006 from $111 million in 2005. We expect capital expenditures for 2007 to be approximately $140 million. Demand for new test equipment and facility renovation and expansion to support new programs are the primary drivers of capital expenditures in 2007.

Management’s Discussion and Analysis (continued)

The decrease in cash used for investing activities from 2004 to 2005 was primarily due to $126 million of net cash paid for the Rockwell Collins Simulation and Training Solutions acquisition in December 2003, partially offset by $19 million of net cash paid for the TELDIX acquisition completed in March 2005. Capital expenditures increased to $111 million in 2005 from $92 million in 2004.

Financing Activities

(in millions)	2006	2005	2004
Cash used for financing activities	$(441)	$(487)	$(37)

The decrease in cash used for financing activities is primarily due to two variable rate loan agreements entered into in 2006 that provided $46 million of cash to facilitate our implementation of the cash repatriation provisions of the American Jobs Creation Act of 2004. Other factors impacting cash used for financing activities in 2006 include the following:

•	In the current year we repurchased 9.3 million shares of common stock at a cost of $492 million compared to 10.6 million shares at a cost of $498 million last year.

•	In the current year we received $73 million from the exercise of stock options compared to $96 million last year.

•	We paid cash dividends of $96 million compared to $85 million last year reflecting an increase in our dividend from 12 cents to 16 cents per share effective the third quarter of 2006.

•	We received a $28 million excess tax benefit from the exercise of stock options in 2006. In connection with the adoption of SFAS 123R as of October 1, 2005, the excess tax benefit from the exercise of stock options is classified as a financing activity in 2006. During 2005, excess tax benefits from the exercise of stock options were classified as an operating activity.

The increase in cash used for financing activities in 2005 over 2004 is primarily due to an increase in treasury stock repurchases of $319 million as well as the absence of $198 million in long-term debt borrowings, partially offset by the absence of $42 million in short-term borrowing repayments and an increase of $41 million in proceeds received from the exercise of stock options.

Share Repurchase Program

Strong cash flow from operations provided funds for repurchasing our common stock under our share repurchase program as follows:

(in millions, except per share amounts)	2006	2005	2004
Amount of share repurchases	$492	$498	$179
Number of shares repurchased	9.3	10.6	5.8
Weighted average price per share	$52.82	$47.20	$31.16

In September 2006 we entered into an accelerated share repurchase agreement with an investment bank under which we repurchased 4.7 million shares of our outstanding common shares. See Note 18 in the consolidated financial statements for further discussion of this agreement.

We plan to continue repurchasing shares of our common stock up to the amount approved by our Board of Directors as our cash flow allows. As of September 30, 2006, we can repurchase up to $74 million in additional shares under our current Board of Directors authorization, although the Board of Directors may in its discretion authorize additional repurchases. Historically, we have executed share repurchases when cash flow from operations is not being used for other investing or financing activities, such as acquisitions or short-term debt reduction.

Dividends

We declared and paid cash dividends of $96 million, $85 million, and $69 million in 2006, 2005, and 2004, respectively. The increase in cash dividends in 2006 over 2005 was the result of an increase in the quarterly cash dividend from 12 cents to 16 cents per share

Management’s Discussion and Analysis (continued)

beginning with the dividend paid June 5, 2006. The increase in cash dividends in 2005 over 2004 was the result of an increase in the quarterly cash dividend from 9 cents to 12 cents per share beginning with the dividend paid September 7, 2004. Based on our current dividend policy, we will pay quarterly cash dividends which, on an annual basis, will equal $0.64 per share. We expect to fund dividends using cash generated from operations. The declaration and payment of dividends, however, will be at the sole discretion of the Board of Directors.

Liquidity

In addition to cash provided by operating activities, we utilize a combination of short-term and long-term debt to finance operations. Our primary source of short-term liquidity is through borrowings in the commercial paper market. Our access to that market is facilitated by the strength of our credit ratings and an $850 million committed credit facility with several banks (Revolving Credit Facility). Our current ratings as provided by Moody’s Investors Service (Moody’s), Standard & Poor’s and Fitch, Inc. are A-2 / A / A, respectively, for long-term debt and P-1 / A-1 / F-1, respectively, for short-term debt. Moody’s, Standard & Poor’s and Fitch, Inc. have stable outlooks on our credit rating.

Under our commercial paper program, we may sell up to $850 million face amount of unsecured short-term promissory notes in the commercial paper market. The commercial paper notes may bear interest or may be sold at a discount and have a maturity of not more than 364 days from time of issuance. Borrowings under the commercial paper program are available for working capital needs and other general corporate purposes. There were no commercial paper borrowings outstanding at September 30, 2006.

Our Revolving Credit Facility consists of an $850 million five-year unsecured revolving credit agreement entered into on May 24, 2005. The Revolving Credit Facility exists primarily to support our commercial paper program, but is available to us in the event our access to the commercial paper market is impaired or eliminated. Our only financial covenant under the Revolving Credit Facility requires that we maintain a consolidated debt to total capitalization ratio of not greater than 60 percent. Our debt to total capitalization ratio at September 30, 2006 was 17 percent. The Revolving Credit Facility contains covenants that require us to satisfy certain conditions in order to incur debt secured by liens, engage in sale/leaseback transactions, or merge or consolidate with another entity. The Revolving Credit Facility does not contain any rating downgrade triggers that would accelerate the maturity of our indebtedness. In addition, short-term credit facilities available to foreign subsidiaries amounted to $57 million as of September 30, 2006, of which $25 million was utilized to support commitments in the form of commercial letters of credit. There were no significant commitment fees or compensating balance requirements under any of our credit facilities. At September 30, 2006, there were no borrowings outstanding under any of the Company’s credit facilities.

In addition to our credit facilities and commercial paper program, we have a shelf registration statement filed with the Securities and Exchange Commission covering up to $750 million in debt securities, common stock, preferred stock or warrants that may be offered in one or more offerings on terms to be determined at the time of sale. On November 20, 2003, we issued $200 million of debt due December 1, 2013 (the Notes) under the shelf registration statement. The Notes contain covenants that require us to satisfy certain conditions in order to incur debt secured by liens, engage in sale/leaseback transactions, or merge or consolidate with another entity. At September 30, 2006, $550 million of the shelf registration was available for future use.

During June 2006 we entered into two variable rate loan agreements to facilitate our implementation of the cash repatriation provisions of the American Jobs Creation Act of 2004 as follows:

•	Five-year unsecured variable rate loan facility agreement for 20.4 million Euros ($25 million)

•	Five-year unsecured variable rate loan facility agreement for 11.5 million British pounds ($21 million)

The variable rate loan facility agreements contain customary loan covenants, none of which are financial. Failure to comply with customary covenants or the occurrence of customary events of default contained in the agreements would require the repayment of any outstanding borrowings under such agreements. As of September 30, 2006, $47 million was outstanding under the variable rate loan facility agreements.

If our credit ratings were to be adjusted downward by the rating agencies, the implications of such actions could include elimination of access to the commercial paper market and an increase in the cost of borrowing. In the event

Management’s Discussion and Analysis (continued)

that we do not have access to the commercial paper market, alternative sources of funding could include borrowings under the Revolving Credit Facility, funds available from the issuance of securities under our shelf registration, and potential asset securitization strategies.

Contractual Obligations

The following table summarizes certain of our contractual obligations as of September 30, 2006, as well as when these obligations are expected to be satisfied:

	Payments Due by Period
(in millions)	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	Thereafter
Long-term debt	$247	$—	$—	$47	$200
Interest on long-term debt	80	12	24	24	20
Non-cancelable operating leases	146	33	40	24	49
Purchase obligations:
Purchase orders	888	676	179	33	—
Purchase contracts	50	22	22	6	—

Total	$1,411	$743	$265	$134	$269

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

RECENTLY ISSUED ACCOUNTING STANDARDS

For information related to recently issued accounting standards, see Note 2 in the consolidated financial statements.

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

Management’s Discussion and Analysis (continued)

Accounting for Long-Term Contracts

A substantial portion of our sales to government customers and certain of our sales to commercial customers are made pursuant to long-term contracts requiring development and delivery of products over several years and often contain fixed-price purchase options for additional products. Certain of these contracts are accounted for under the percentage-of-completion method of accounting under the American Institute of Certified Public Accountants’ Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. Sales and earnings under the percentage-of-completion method are recorded either as products are shipped under the units-of-delivery method (for production effort), or based on the ratio of actual costs incurred to total estimated costs expected to be incurred related to the contract under the cost-to-cost method (for development effort).

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

Income Taxes

At the end of each quarterly reporting period, we estimate an effective income tax rate that is expected to be applicable for the full fiscal year. The estimate of our effective income tax rate involves significant judgments resulting from uncertainties in the application of complex tax regulations across many jurisdictions, implementation of tax planning strategies, and estimates as to the jurisdictions where income is expected to be earned. These estimates may be further complicated by new laws, new interpretations of existing laws, and rulings by taxing authorities. Due to the subjectivity and complex nature of these underlying issues, our actual effective income tax rate and related tax liabilities may differ from our initial estimates. Differences between our estimated and actual effective income tax rates and related liabilities are recorded in the period they become known or as our estimates are revised based on additional information. The resulting adjustment to our income tax expense could have a material effect on our results of operations in the period the adjustment is recorded. A one percentage point change in our effective income tax rate would change our annual net income by approximately $7 million.

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

Management’s Discussion and Analysis (continued)

Goodwill and Indefinite-Lived Intangible Assets

As of September 30, 2006, we had $517 million of goodwill resulting from various acquisitions and $2 million of indefinite-lived intangible assets consisting of trademarks and tradenames (herein referred to as “trademarks”). We perform impairment tests on both goodwill and indefinite-lived intangible assets on an annual basis during the second quarter of each fiscal year, or on an interim basis if events or circumstances indicate that it is more likely than not that impairment has occurred.

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

The valuation methodology and underlying financial information that is used to estimate the fair value of our reporting units and trademarks requires significant judgments to be made by management. These judgments include, but are not limited to, the long-term projections of future financial performance, the selection of appropriate discount rates used to present value future cash flows, and the determination of appropriate royalty rates. Our five-year strategic operating plan serves as the basis for these valuations and represents our best estimate of future business conditions in our industry as well as our ability to compete. Discount rates are determined based upon the weighted average cost of capital for a set of comparable companies adjusted for risks associated with our different operations. Royalty rates used for the trademark valuations are determined by considering market competition, customer base, the age of the trademark, quality, absolute and relative profitability, and market share. Our goodwill and indefinite-lived intangible asset impairment tests that were performed in the second quarter of 2006 yielded no impairments. If there was a significant downturn in our business, or if our plans with respect to utilization of acquired trademarks changed significantly, we could incur an impairment of one or more of these intangible assets.

Warranty

Accrued liabilities are recorded on our Statement of Financial Position to reflect our contractual obligations relating to warranty commitments to our customers. We provide warranty coverage of various lengths and terms to our customers depending on standard offerings and negotiated contractual agreements. We record an estimate for warranty expense at the time of sale based on historical warranty return rates and repair costs. We believe our primary source of warranty risk relates to our in-flight entertainment products and extended warranty terms across all businesses. At September 30, 2006, we have recorded $189 million of warranty liabilities. Should future warranty experience differ materially from our historical experience, we may be required to record additional warranty liabilities which could have a material adverse effect on our results of operations and cash flows in the period in which these additional liabilities are required.

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

Management’s Discussion and Analysis (continued)

The expected rate of return is our estimate of the long-term earnings rate on our pension plan assets and is based upon both historical long-term actual and expected future investment returns considering the current investment mix of plan assets. Differences between the actual and expected rate of return on plan assets can impact our expense for pension benefits.

Holding all other factors constant, the estimated impact on 2007 pension expense caused by hypothetical changes to key assumptions is as follows:

(dollars in millions)	Change in Assumption
Assumption	25 Basis Point Increase	25 Basis Point Decrease
Pension obligation discount rate	$5 pension expense decrease	$5 pension expense increase
Expected long-term rate of return on plan assets	$5 pension expense decrease	$5 pension expense increase

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

Management believes its primary source of risk for excess and obsolete inventory is derived from the following:

•	Our in-flight entertainment inventory, which tends to experience quicker technological obsolescence than our other products. In-flight entertainment inventory at September 30, 2006 was $119 million.

•	Life-time buy inventory, which consists of inventory that is typically no longer being produced by our vendors but for which we purchase multiple years of supply in order to meet production and service requirements over the life span of a product. Total life-time buy inventory on hand at September 30, 2006 was $74 million.

At September 30, 2006, we had $110 million of inventory valuation reserves recorded on $929 million of total inventory on hand. Although management believes these reserves are adequate, any abrupt changes in market conditions may require us to record additional inventory valuation reserves which could have a material adverse effect on our results of operations in the period in which these additional reserves are required.

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

At September 30, 2006, we had $200 million of 4.75 percent fixed rate long-term debt obligations outstanding with a carrying value of $198 million and a fair value of $193 million. We converted $100 million of this fixed rate debt to floating rate debt bearing interest at six-month LIBOR less 7.5 basis points by executing “receive fixed, pay variable” interest rate swap contracts. A hypothetical 10 percent increase or decrease in average market interest rates would have decreased or increased the fair value of our

Management’s Discussion and Analysis (continued)

long-term debt, exclusive of the effects of the interest rate swap contracts, by $5 million and $5 million, respectively. The fair value of the $100 million notional value of interest rate swap contracts was a $2 million liability at September 30, 2006. A hypothetical 10 percent increase or decrease in average market interest rates would decrease or increase the fair value of our interest rate swap contracts by $3 million and $3 million, respectively. Inclusive of the effect of the interest rate swaps, a hypothetical 10 percent increase or decrease in average market interest rates would not have a material effect on our pretax income. For more information related to outstanding debt obligations and derivative financial instruments, see Notes 10 and 17 in the consolidated financial statements.

Foreign Currency Risk

We transact business in various foreign currencies which subjects our cash flows and earnings to exposure related to changes to foreign currency exchange rates. We attempt to manage this exposure through operational strategies and the use of foreign currency forward exchange contracts (foreign currency contracts). All foreign currency contracts are executed with creditworthy banks and are denominated in currencies of major industrial countries. The majority of our non-functional currency firm and anticipated receivables and payables are hedged using foreign currency contracts. It is our policy not to manage exposure to net investments in foreign subsidiaries or enter into derivative financial instruments for speculative purposes. Notional amounts of outstanding foreign currency forward exchange contracts were $190 million and $234 million at September 30, 2006 and 2005, respectively. Notional amounts are stated in U.S. dollar equivalents at spot exchange rates at the respective dates. Principal currencies that are hedged include the European euro, British pound sterling, and Japanese yen. The duration of foreign currency contracts is generally two years or less. The net fair value of these foreign currency contracts at September 30, 2006 and 2005 were net liabilities of $3 million and $5 million, respectively. If the US dollar increased or decreased in value against all currencies by a hypothetical 10 percent, the effect on the fair value of the foreign currency contracts, our results of operations, cash flows, or financial condition would not be significant at September 30, 2006.

For more information related to outstanding foreign currency forward exchange contracts, see Note 17 in the consolidated financial statements.

CAUTIONARY STATEMENT

This Annual Report to Shareowners, and documents that are incorporated by reference to our Annual Report on Form 10-K filed with the SEC, contain statements, including certain projections and business trends, accompanied by such phrases as “believes”, “estimates”, “expects”, “could”, “likely”, “anticipates”, “will”, “intends”, and other similar expressions, that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to the potential impacts of geopolitical events, the financial condition of our customers (including major U.S. airlines), the health of the global economy, the continued recovery of the commercial aerospace industry and the continued support for military transformation and modernization programs; the potential adverse impact of oil prices on the commercial aerospace industry; the cost of the global war on terrorism on U.S. government military procurement expenditures and program budgets; changes in domestic and foreign government spending, budgetary and trade policies adverse to our businesses; market acceptance of our new and existing technologies, products and services; reliability of and customer satisfaction with our products and services; favorable outcomes on or potential cancellation or restructuring of contracts, orders or program priorities by our customers; customer bankruptcies and profitability; recruitment and retention of qualified personnel; performance of our suppliers and subcontractors; risks inherent in fixed price contracts, particularly the risk of cost overruns; risk of significant disruption to air travel; our ability to execute to our internal performance plans such as our productivity improvement and cost reduction initiatives; achievement of our acquisition and related integration plans; continuing to maintain our planned effective tax rates, including the risk that Congress will not enact research and development tax credit legislation retroactive to the beginning of fiscal year 2007; risk of contract price reductions and payment withholds related to non compliance with U.S. Defense Department specialty metal requirements; our ability to develop contract compliant systems and products and satisfy our contractual commitments; risk of fines and penalties related to noncompliance with export control regulations; risk of asset impairments and government claims related to our pension plan freeze; our ability to win new business and convert those orders to sales within the fiscal year in accordance with our annual operating plan; and the uncertainties of the outcome of litigation, as well as other risks and uncertainties, including but not limited to those detailed herein and from time to time in our Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof.

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

Deloitte & Touche LLP, our independent registered public accounting firm, is retained to audit our financial statements. Their accompanying report is based on audits conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), which include the consideration of our internal controls to determine the nature, timing and extent of audit tests to be applied.

Our Board of Directors exercises its responsibility for these financial statements through its Audit Committee, which consists entirely of independent, non-management Board members. The Audit Committee meets regularly with the independent registered public accounting firm and with the Company’s internal auditors, both privately and with management present, to review accounting, auditing, internal control and financial reporting matters.

/s/ Clayton M. Jones	/s/ Patrick E. Allen
Clayton M. Jones	Patrick E. Allen
Chairman, President &	Senior Vice President &
Chief Executive Officer	Chief Financial Officer

MANAGEMENT’S REPORT ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Rockwell Collins’ internal control over financial reporting is a process designed, under the supervision of the Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Rockwell Collins; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of Rockwell Collins’ management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Rockwell Collins’ internal control over financial reporting as of September 29, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on this assessment, management determined that Rockwell Collins, Inc. maintained effective internal control over financial reporting as of September 29, 2006.

Management’s assessment of the effectiveness of Rockwell Collins’ internal control over financial reporting as of September 29, 2006 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ Clayton M. Jones	/s/ Patrick E. Allen
Clayton M. Jones	Patrick E. Allen
Chairman, President &	Senior Vice President &
Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareowners of

Rockwell Collins, Inc.

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Rockwell Collins, Inc. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of September 29, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of September 29, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 29, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended September 29, 2006 of the Company and our report dated November 1, 2006, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s change as of October 1, 2005, in its method of accounting for employee stock-based compensation.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota

November 1, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareowners of

Rockwell Collins, Inc.

We have audited the accompanying consolidated statement of financial position of Rockwell Collins, Inc. and subsidiaries (the “Company”) as of September 29, 2006 and September 30, 2005, and the related consolidated statements of operations, cash flows, and shareowners’ equity and comprehensive income for each of the three years in the period ended September 29, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of September 29, 2006 and September 30, 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 29, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 13 to the consolidated financial statements as of October 1, 2005, the Company changed its method of accounting for employee stock-based compensation.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of September 29, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 1, 2006 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota

November 1, 2006

ROCKWELL COLLINS, INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions, except per share amounts)

	September 30
	2006	2005
ASSETS

Current Assets:
Cash and cash equivalents	$144	$145
Receivables	821	736
Inventories	727	678
Current deferred income taxes	168	178
Other current assets	67	43

Total current assets	1,927	1,780

Property	552	473
Intangible Assets	137	113
Goodwill	517	458
Other Assets	145	324

TOTAL ASSETS	$3,278	$3,148

LIABILITIES AND SHAREOWNERS’ EQUITY

Current Liabilities:
Accounts payable	$324	$283
Compensation and benefits	268	272
Advance payments from customers	246	194
Product warranty costs	189	172
Income taxes payable	54	48
Other current liabilities	243	215

Total current liabilities	1,324	1,184

Long-Term Debt	245	200
Retirement Benefits	421	758
Other Liabilities	82	67

Shareowners’ Equity:
Common stock ($0.01 par value; shares authorized: 1,000; shares issued: 183.8)	2	2
Additional paid-in capital	1,305	1,263
Retained earnings	1,105	771
Accumulated other comprehensive loss	(393)	(604)
Common stock in treasury, at cost (shares held: 2006, 16.7; 2005, 11.3)	(813)	(493)

Total shareowners’ equity	1,206	939

TOTAL LIABILITIES AND SHAREOWNERS’ EQUITY	$3,278	$3,148

See Notes to Consolidated Financial Statements.

ROCKWELL COLLINS, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(in millions, except per share amounts)

	Year Ended September 30
	2006	2005	2004
Sales:
Product sales	$3,482	$3,072	$2,604
Service sales	381	373	326

Total sales	3,863	3,445	2,930

Costs, expenses and other:
Product cost of sales	2,491	2,242	1,913
Service cost of sales	261	260	231
Selling, general and administrative expenses	441	402	356
Interest expense	13	11	8
Other income, net	(32)	(17)	(8)

Total costs, expenses and other	3,174	2,898	2,500

Income before income taxes	689	547	430

Income tax provision	212	151	129

Net income	$477	$396	$301

Earnings per share:
Basic	$2.77	$2.24	$1.70
Diluted	$2.73	$2.20	$1.67

Weighted average common shares:
Basic	172.0	177.0	177.4
Diluted	174.5	180.2	180.0

Cash dividends per share	$0.56	$0.48	$0.39

See Notes to Consolidated Financial Statements.

ROCKWELL COLLINS, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions)

	Year Ended September 30
	2006	2005	2004
Operating Activities:
Net income	$477	$396	$301
Adjustments to arrive at cash provided by operating activities:
Gain on sale of equity affiliate	(20)	—	—
Restructuring charge and tradenames write-off	14	15	—
Depreciation	85	85	92
Amortization of intangible assets	21	19	17
Stock-based compensation	18	—	—
Compensation and benefits paid in common stock	50	69	57
Tax benefit from exercise of stock options	28	35	15
Excess tax benefit from stock-based compensation	(28)	—	—
Deferred income taxes	33	31	38
Pension plan contributions	(66)	(114)	(132)
Changes in assets and liabilities, excluding effects of acquisitions and foreign currency adjustments:
Receivables	(78)	(108)	(65)
Inventories	(43)	(9)	(39)
Accounts payable	35	39	21
Advance payments from customers	24	32	26
Income taxes	(12)	34	21
Compensation and benefits	(16)	30	36
Other assets and liabilities	73	20	11

Cash Provided by Operating Activities	595	574	399

Investing Activities:
Property additions	(144)	(111)	(92)
Acquisition of businesses, net of cash acquired	(100)	(19)	(126)
Proceeds from sale of investment in equity affiliate	84	—	—
Acquisition of intangible assets	—	(7)	(11)
Proceeds from disposition of property	1	3	1

Cash Used for Investing Activities	(159)	(134)	(228)

Financing Activities:
Purchases of treasury stock	(492)	(498)	(179)
Cash dividends	(96)	(85)	(69)
Proceeds from exercise of stock options	73	96	55
Net proceeds from issuance of long-term debt	46	—	198
Excess tax benefit from stock-based compensation	28	—	—
Decrease in short-term borrowings, net	—	—	(42)

Cash Used for Financing Activities	(441)	(487)	(37)

Effect of exchange rate changes on cash and cash equivalents	4	(4)	(4)

Net Change in Cash and Cash Equivalents	(1)	(51)	130
Cash and Cash Equivalents at Beginning of Year	145	196	66

Cash and Cash Equivalents at End of Year	$144	$145	$196

See Notes to Consolidated Financial Statements.

ROCKWELL COLLINS, INC.

CONSOLIDATED STATEMENT OF SHAREOWNERS’ EQUITY

AND COMPREHENSIVE INCOME

(in millions)

	Year Ended September 30
	2006	2005	2004
Common Stock
Beginning and ending balance	$2	$2	$2

Additional Paid-In Capital
Beginning balance	1,263	1,228	1,213
Tax benefit from exercise of stock options	28	35	15
Stock-based compensation	18	—	—
Other	(4)	—	—

Ending balance	1,305	1,263	1,228

Retained Earnings
Beginning balance	771	492	273
Net income	477	396	301
Cash dividends	(96)	(85)	(69)
Shares issued under stock option and benefit plans	(47)	(32)	(13)

Ending balance	1,105	771	492

Accumulated Other Comprehensive Income (Loss)
Beginning balance	(604)	(397)	(516)
Minimum pension liability adjustment	199	(200)	114
Currency translation gain (loss)	11	(6)	6
Foreign currency cash flow hedge adjustment	1	(1)	(1)

Ending balance	(393)	(604)	(397)

Common Stock in Treasury
Beginning balance	(493)	(192)	(139)
Share repurchases	(492)	(498)	(179)
Shares issued from treasury	172	197	126

Ending balance	(813)	(493)	(192)

Total Shareowners’ Equity	$1,206	$939	$1,133

Comprehensive Income
Net income	$477	$396	$301
Other comprehensive income (loss), net of deferred taxes (2006, $(117); 2005, $117; 2004, $(67))	211	(207)	119

Comprehensive income	$688	$189	$420

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Business Description and Basis of Presentation

Rockwell Collins, Inc. (the Company or Rockwell Collins) provides design, production and support of communications and aviation electronics for military and commercial customers worldwide.

The Company operates on a 52/53 week fiscal year ending on the Friday closest to September 30. For ease of presentation, September 30 is utilized consistently throughout these financial statements and notes to represent the fiscal year end date. All date references contained herein relate to the Company’s fiscal year unless otherwise stated.

In the current year, Advance Payments From Customers are presented on a separate line in the Statement of Financial Position. In prior years, such amounts had been presented within Other Current Liabilities. Prior year Advance Payments From Customers have been reclassified to conform to the current year presentation. In addition, certain other prior year amounts have been reclassified to conform to the current year presentation.

2.	Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The Company’s investments in entities it does not control but over which it has the ability to exercise significant influence are accounted for under the equity method and are included in Other Assets. All intercompany transactions are eliminated.

Revenue Recognition

The Company enters into sales arrangements that may provide for multiple deliverables to a customer. The Company identifies all goods and/or services that are to be delivered separately under a sales arrangement and allocates revenue to each deliverable based on relative fair values. Fair values are generally established based on the prices charged when sold separately by the Company. In general, revenues are separated between hardware, engineering services, maintenance services, and installation services. The allocated revenue for each deliverable is then recognized using appropriate revenue recognition methods.

Sales related to long-term contracts requiring development and delivery of products over several years are accounted for under the percentage-of-completion method of accounting under the American Institute of Certified Public Accountants’ Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. Sales and earnings under these contracts are recorded either as products are shipped under the units-of-delivery method (for production effort), or based on the ratio of actual costs incurred to total estimated costs expected to be incurred related to the contract under the cost-to-cost method (for development effort). Purchase options and change orders are accounted for either as an integral part of the original contract or separately depending upon the nature and value of the item. Sales and costs related to profitable purchase options are included in estimates only when the options are exercised while sales and costs related to unprofitable purchase options are included in estimates when exercise is determined to be probable. Sales related to change orders are included in estimates only if they can be reliably estimated and collectibility is reasonably assured. Anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable. Changes in estimates of profit or loss on contracts are included in earnings on a cumulative basis in the period the estimate is changed.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Research and Development

The Company performs research and development activities relating to the development of new products and the improvement of existing products. Company-funded research and development programs are expensed as incurred and included in Cost of Sales. Customer-funded research and development expenditures are accounted for as contract costs within Cost of Sales, and the reimbursement is accounted for as a sale.

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

The Company defers certain pre-production engineering costs as work-in-process inventory in connection with long-term supply arrangements that contain contractual guarantees for reimbursement from customers. Such customer guarantees typically take the form of a minimum order quantity with quantified reimbursement amounts if the minimum order quantity is not taken by the customer. Such costs are deferred to the extent of the contractual guarantees and are generally amortized over a period of 2 to 6 years as a component of Cost of Sales as revenue is recognized on the minimum order quantity. Deferred pre-production engineering costs were $96 million and $68 million at September 30, 2006 and 2005, respectively. Pre-production engineering costs incurred pursuant to customer contracts that do not contain customer guarantees for reimbursement are expensed as incurred.

Progress Payments

Progress payments relate to both receivables and inventories and represent cash collected from government-related contracts whereby the governments have a legal right of offset related to the receivable or legal title to the work-in-process inventory.

Property

Property is stated at acquisition cost. Depreciation of property is generally provided using accelerated and straight-line methods over the following estimated useful lives: buildings and improvements, 15-40 years; machinery and equipment, 6-12 years; and information systems software and hardware, 3-10 years. Depreciation methods and lives are reviewed periodically with any changes recorded on a prospective basis. Effective at the beginning of 2005, the Company changed its estimated useful lives for machinery and equipment from 8-10 years to 6-12 years.

Significant renewals and betterments are capitalized and replaced units are written off. Maintenance and repairs, as well as renewals of minor amounts, are charged to expense in the period incurred. The fair value of liabilities associated with the retirement of property is recorded when there is a legal or contractual requirement to incur such costs and the costs are reasonably estimable. Upon the initial recognition of a contractual or legal liability for an asset retirement obligation, the Company capitalizes the asset retirement cost by increasing the carrying amount of the property by the same amount as the liability. This asset retirement cost is then depreciated over the estimated useful life of the underlying property. The Company has no significant asset retirement obligations as of September 30, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Goodwill and Intangible Assets

Goodwill and intangible assets generally result from business acquisitions. Business acquisitions are accounted for under the purchase method by assigning the purchase price to tangible and intangible assets acquired and liabilities assumed, including research and development projects which have not yet reached technological feasibility and have no alternative future use (purchased research and development). Assets acquired and liabilities assumed are recorded at their fair values; the fair value of purchased research and development is immediately charged to expense; and the excess of the purchase price over the amounts assigned is recorded as goodwill. Assets acquired and liabilities assumed are allocated to the Company’s “reporting units” based on the Company’s integration plans and internal reporting structure. Purchased intangible assets with finite lives are amortized over their estimated useful lives. Goodwill and intangible assets with indefinite lives are not amortized, but reviewed at least annually for impairment.

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

Goodwill and indefinite-lived intangible assets are tested annually for impairment with more frequent tests performed if indications of impairment exist. The Company’s annual impairment testing date is in the second quarter of each fiscal year. Impairment for intangible assets with indefinite lives exists if the carrying value of the intangible asset exceeds its fair value. Goodwill is potentially impaired if the carrying value of a “reporting unit” exceeds its estimated fair value. Management determines fair value using a discounted future cash flow analysis or other accepted valuation techniques. The Company’s annual impairment testing performed in the second quarter of 2006, 2005, and 2004 yielded no impairments. See Note 7 for a discussion of the tradenames write-off recorded in the fourth quarter of 2005.

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

Concentration of Risks

The Company’s products and services are concentrated within the aerospace and defense industries with customers consisting primarily of military and commercial aircraft manufacturers, commercial airlines, and the United States and foreign governments. As a result of this industry focus, the Company’s current and future financial performance is largely dependent upon the overall economic conditions within these industries. In particular, the commercial aerospace market has been historically cyclical and subject to downturns during periods of weak economic conditions which could be prompted by or exacerbated by political or other domestic or international events. The defense market may be affected by changes in budget appropriations, procurement policies, political developments both domestically and abroad, and other factors. While management believes the Company’s product offerings are well positioned to meet the needs of its customer base, any material deterioration in the economic and environmental factors that impact the aerospace and defense industries could have a material adverse effect on the Company’s results of operations, financial position or cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In addition to the overall business risks associated with the Company’s concentration within the aerospace and defense industries, the Company is also exposed to a concentration of collection risk on credit extended to commercial airlines. Accounts receivable due from U.S. and international commercial airlines at September 30, 2006 was approximately $42 million and $115 million, respectively. The Company performs ongoing credit evaluations on the financial condition of all of its commercial airline customers and maintains allowances for uncollectible accounts receivable based on expected collectibility. Although management believes its allowances are adequate, the Company is not able to predict with certainty the changes in the financial stability of its customers. Any material change in the financial status of any one or group of customers could have a material adverse effect on the Company’s results of operations, financial position or cash flows.

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (SFAS 158). Under SFAS 158, companies must: a) recognize a net liability or asset to report the funded status of their plans on their statement of financial position, b) measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year, and c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur in comprehensive income. The provisions of SFAS 158 requiring a change in the plan measurement date to the end of the employer’s fiscal year become effective for the Company no later than September 30, 2009. The Company must adopt all other provisions of SFAS 158 no later than September 30, 2007. The Company is currently evaluating the impact of SFAS 158 on the Company’s financial statements and expects to complete its evaluation of adoption alternatives in the first quarter of fiscal 2007.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 indicates, among other things, a fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. SFAS 157 is effective for the Company’s year ending September 30, 2009. The Company is currently evaluating the impact of SFAS 157 on the Company’s financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. FIN 48 is effective for the Company no later than October 1, 2007. The Company is currently evaluating the impact of FIN 48 on the Company’s financial statements.

In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143 (FIN 47). FIN 47 provides clarification with respect to the timing of liability recognition for conditional asset retirement obligations when the timing and/or method of settlement of the obligation are conditional on a future event that may or may not be within the control of a company. FIN 47 also clarifies when a company would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Company adopted FIN 47 in the fourth quarter of fiscal 2006. The adoption of FIN 47 did not have a material effect on the Company’s financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS 123R), which requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award beginning in 2006. The cost of the employee services is recognized as compensation cost over the period that an employee provides service in exchange for the award. SFAS 123R may be adopted using a prospective method or a retrospective method. The Company adopted the prospective method effective October 1, 2005, see Note 13.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	Acquisitions

During the years ended September 30, 2006, 2005 and 2004, the Company completed five acquisitions that are summarized as follows:

	Fiscal Year Acquired	Cash Purchase Price	Goodwill	Intangible Assets
(dollars in millions)				Finite Lived	Weighted Average Life in Years
Anzus, Inc.	2006	$19	$14	$7	6
IP Unwired, Inc.	2006	10	7	3	10
E&S Simulation Business	2006	71	34	25	8
TELDIX GmbH	2005	19	45	15	11
NLX Holding Corporation	2004	126	102	17	5

Anzus, Inc.

On September 25, 2006, the Company acquired 100 percent of the shares of Anzus, Inc. (Anzus). Anzus, located in Poway, California, is a developer of software that enables high-speed tactical data link processing and sensor correlation for the U.S. Department of Defense as well as foreign governments. The total cash purchase price was $19 million. The Company is in the process of allocating the purchase price and obtaining a valuation for acquired intangible assets. Based on the Company’s preliminary allocation of purchase price, $14 million has been allocated to goodwill and $7 million to intangible assets with a weighted average life of approximately 6 years. The excess purchase price over net assets acquired reflects the Company’s view that this acquisition will enhance the Company’s tactical data link integration solutions. None of the goodwill resulting from the acquisition is tax deductible. Goodwill is included within the assets of the Government Systems segment.

IP Unwired, Inc.

On September 5, 2006, the Company acquired 100 percent of the shares of IP Unwired, Inc. (IP Unwired). IP Unwired, located in Ottawa, Canada, is a provider of advanced digital communications and networking technology for U.S. and international military customers. The total cash purchase price was $10 million. The Company is in the process of allocating the purchase price and obtaining a valuation for acquired intangible assets. Based on the Company’s preliminary allocation of purchase price, $7 million has been allocated to goodwill and $3 million to intangible assets with a weighted average life of approximately 10 years. The excess purchase price over net assets acquired reflects the Company’s view that this acquisition will strengthen the Company’s network-centric operational capabilities. None of the goodwill resulting from the acquisition is tax deductible. Goodwill is included within the assets of the Government Systems segment.

E&S Simulation Business

On May 26, 2006, the Company acquired Evans & Sutherland Computer Corporation’s (E&S) military and commercial simulation assets and certain liabilities, including operations in the United States and United Kingdom (the E&S Simulation Business). The E&S Simulation Business produces hardware and software to create visual images for simulation, training, engineering, and other applications throughout the world. In connection with this transaction, the Company also entered into a laser projection systems agreement with Evans & Sutherland whereby the Company has exclusive and non-exclusive rights to laser projectors for the acquired business and certain of the Company’s other related businesses.

The total cash purchase price was approximately $71 million and is subject to potential post-closing adjustments. The Company is in the process of allocating the purchase price and obtaining a valuation for acquired intangible and tangible assets. Based on the Company’s preliminary allocation of purchase price, $34 million has been allocated to goodwill and $25 million to intangible assets with a weighted average life of approximately 8 years. The excess purchase price over net assets acquired reflects the Company’s view that this acquisition will further enhance the Company’s simulation and training capabilities and provide more robust solutions for the Company’s customers. All goodwill resulting from the acquisition is tax deductible. Based on the preliminary allocation of purchase price, $20 million of goodwill is included in the Government Systems segment and $14 million of goodwill is included in the Commercial Systems segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TELDIX GmbH

On March 31, 2005, the Company acquired 100 percent of the stock of TELDIX GmbH (TELDIX), a leading provider of military aviation electronics products and services, based in Heidelberg, Germany. TELDIX supplies a broad portfolio of complex military aircraft computer products, advanced mechanical space mechanisms and related support services to major prime contractors throughout Europe. The acquisition of TELDIX has broadened the Company’s European presence and provides complementary product lines that will allow the Company to enhance its offerings to customers worldwide and should provide new channel-to-market opportunities for the Company’s current products and services. In 2006 TELDIX was combined with the Company’s existing German operations and is now called Rockwell Collins Deutschland GmbH. In 2006 the purchase price and purchase price allocation were finalized. The cash purchase price, net of cash acquired, was $19 million of which $45 million was allocated to goodwill and $15 million to finite lived intangible assets with a weighted average life of approximately 11 years. The excess purchase price over net assets acquired reflects the Company’s view that there are opportunities to expand its market share in the European region. Approximately 18 percent of the goodwill resulting from this acquisition is tax deductible. Goodwill is included within the assets of the Government Systems segment.

NLX Holding Corporation

In December 2003, the Company acquired 100 percent of NLX Holding Corporation (NLX), a provider of integrated training and simulation systems. This business is now called Rockwell Collins Simulation and Training Solutions and provides simulators ranging from full motion simulators to desktop simulators, training, upgrades, modifications, and engineering and technical services primarily to branches of the United States military. The acquisition of Rockwell Collins Simulation and Training Solutions extends the Company’s capabilities in the areas of training and simulation and enables the Company to provide a more complete service offering to its customers. The excess purchase price over net assets acquired reflects the Company’s view that there are significant opportunities to expand its market share in the areas of simulation and training. Approximately 20 percent of the goodwill resulting from this acquisition is tax deductible. Goodwill is included within the assets of the Government Systems segment.

The results of operations of these acquired businesses are included in the Statement of Operations since their respective dates of acquisition. Pro forma financial information is not presented as the effect of these acquisitions is not material to the Company’s results of operations.

4.	Receivables

Receivables are summarized as follows:

(in millions)	September 30
	2006	2005
Billed	$665	$613
Unbilled	203	201
Less progress payments	(35)	(67)

Total	833	747
Less allowance for doubtful accounts	(12)	(11)

Receivables	$821	$736

As of September 30, 2006 and 2005, the portion of receivables outstanding that are not expected to be collected within the next twelve months is approximately $7 million and $3 million, respectively.

Unbilled receivables principally represent sales recorded under the percentage-of-completion method of accounting that have not been billed to customers in accordance with applicable contract terms.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	Inventories

Inventories are summarized as follows:

(in millions)	September 30
	2006	2005
Finished goods	$172	$162
Work in process	318	272
Raw materials, parts, and supplies	329	319

Total	819	753
Less progress payments	(92)	(75)

Inventories	$727	$678

In accordance with industry practice, inventories include amounts which are not expected to be realized within one year. These amounts primarily relate to life-time buy inventory and pre-production engineering costs. Life-time buy inventory is inventory that is typically no longer being produced by the Company’s vendors but for which multiple years of supply are purchased in order to meet production and service requirements over the life span of a product. Inventory not expected to be realized within one year is $146 million at both September 30, 2006 and 2005.

6.	Property

Property is summarized as follows:

(in millions)	September 30
	2006	2005
Land	$30	$30
Buildings and improvements	281	249
Machinery and equipment	709	655
Information systems software and hardware	264	236
Construction in progress	63	44

Total	1,347	1,214
Less accumulated depreciation	(795)	(741)

Property	$552	$473

Depreciable lives are reviewed by the Company periodically with any changes recorded on a prospective basis. In the beginning of 2005, the Company changed its useful lives for certain classes of depreciable property. The range of estimated useful lives for machinery and equipment was changed from 8—10 years to 6—12 years. As a result of the change, depreciation expense decreased $9 million ($6 million after taxes or 3 cents per share) for 2005 compared to 2004.

Property additions acquired by incurring accounts payable, which are reflected as a non-cash transaction in the Company’s Consolidated Statement of Cash Flows, were $14 million, $14 million, and $10 million at September 30, 2006, 2005, and 2004, respectively.

7.	Goodwill and Intangible Assets

Changes in the carrying amount of goodwill are summarized as follows:

(in millions)	Government Systems	Commercial Systems	Total
Balance at September 30, 2004	$237	$182	$419
TELDIX acquisition	45	—	45
Resolution of Kaiser pre-acquisition tax contingency	—	(2)	(2)
Currency translation adjustment	(4)	—	(4)

Balance at September 30, 2005	278	180	458
E&S Simulation Business acquisition	20	14	34
IP Unwired acquisition	7	—	7
Anzus acquisition	14	—	14
Currency translation adjustment	4	—	4

Balance at September 30, 2006	$323	$194	$517

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Intangible assets are summarized as follows:

	September 30, 2006			September 30, 2005
(in millions)	Gross	Accum Amort	Net	Gross	Accum Amort	Net
Intangible assets with finite lives:
Developed technology and patents	$143	$(58)	$85	$121	$(46)	$75
License agreements	24	(6)	18	21	(5)	16
Customer relationships	41	(14)	27	22	(7)	15
Trademarks and tradenames	11	(6)	5	10	(5)	5
Intangible assets with indefinite lives:
Trademarks and tradenames	2	—	2	2	—	2

Intangible assets	$221	$(84)	$137	$176	$(63)	$113

In the fourth quarter of 2005, the Company completed a company-wide branding initiative and announced to its customers that it will no longer use certain indefinite lived tradenames related to Kaiser Aerospace and Electronics Corporation (Kaiser), acquired in December 2000. As a result, the Company recorded a $15 million pre-tax write-off in the fourth quarter of 2005. The tradenames write-off was recorded in Cost of Sales.

During the year ended September 30, 2004, the Commercial Systems segment acquired license agreements for $18 million, of which $11 million was paid in 2004 and $7 million was paid in 2005. These license agreements relate primarily to a strategic agreement with The Boeing Company to provide a global broadband connectivity solution for business aircraft through the Company’s Collins eXchange product. On August 17, 2006, The Boeing Company announced they will exit the high-speed broadband communications connectivity markets. The Company and The Boeing Company are in the process of negotiating a settlement which could include a number of different alternatives. In all cases, the Company believes the carrying value of the license agreements is recoverable.

Amortization expense for intangible assets for the years ended September 30, 2006, 2005 and 2004 was $21 million, $19 million, and $17 million, respectively. Annual amortization expense for intangible assets for 2007, 2008, 2009, 2010, and 2011 is expected to be $25 million, $22 million, $19 million, $17 million, and $12 million, respectively.

8.	Other Assets

Other assets are summarized as follows:

(in millions)	September 30
	2006	2005
Long-term deferred income taxes (Note 16)	$34	$173
Investments in equity affiliates	13	71
Exchange and rental assets, net of accumulated depreciation of $91 at September 30, 2006 and $85 at September 30, 2005	37	37
Other	61	43

Other assets	$145	$324

Investments in equity affiliates consist of investments in joint ventures, each of which is 50 percent owned by the Company and accounted for under the equity method.

As of September 30, 2006, the Company’s joint ventures consist of Vision Systems International, LLC (VSI), Data Link Solutions, LLC (DLS), Integrated Guidance Systems, LLC (IGS), and Quest Flight Training Limited (Quest).

As of September 30, 2005, the Company’s joint ventures included VSI, DLS, and Rockwell Scientific Company, LLC (RSC).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RSC was a joint venture with Rockwell Automation, Inc. (Rockwell Automation) that was engaged in advanced research and development of technologies in electronics, imaging and optics, material and computational sciences and information technology. On September 15, 2006, the Company and Rockwell Automation sold RSC to Teledyne Brown Engineering, Inc. (Teledyne) for $167.5 million in cash, of which the Company received approximately $84 million (50 percent), excluding expenses and certain retained liabilities. As part of the sale, the Company entered into a service agreement to continue funding certain research performed by RSC for $7 million, $7 million, and $4 million for 2007, 2008, and 2009, respectively. In addition, Teledyne agreed to license certain intellectual property of RSC to the Company. The Company recorded a pre-tax gain of $20 million ($13 million after taxes, or 7 cents per share) related to the sale of RSC. This pre-tax gain is recorded in Other Income, Net. RSC performed research and development efforts on behalf of the Company in the amount of $9 million for each of the years ended September 30, 2006, 2005, and 2004, respectively.

VSI is a joint venture with Elbit Systems, Ltd. for the joint pursuit of helmet mounted cueing systems for the worldwide military fixed wing aircraft market.

DLS is a joint venture with BAE Systems, plc for the joint pursuit of the worldwide military data link market.

IGS is a joint venture with Honeywell International Inc. established in November of 2005 for the joint pursuit of integrated precision guidance solutions for worldwide guided weapons systems.

Quest is a joint venture with Quadrant Group plc (Quadrant) and provides aircrew training services for the United Kingdom Ministry of Defense. The 50 percent investment in Quest, which was preliminarily valued at $2 million, was acquired from Evans & Sutherland on May 26, 2006.

Under the equity method of accounting for investments, the Company’s proportionate share of the earnings or losses of its equity affiliates are included in net income and classified as Other Income, Net in the Statement of Operations. For segment performance reporting purposes, Rockwell Collins’ share of earnings or losses of VSI, DLS, IGS, and Quest is included in the operating results of the Government Systems segment. RSC was considered a corporate-level investment.

In the normal course of business or pursuant to the underlying joint venture agreements, the Company may sell products or services to equity affiliates. The Company defers a portion of the profit generated from these sales equal to its ownership interest in the equity affiliates until the underlying product is ultimately sold to an unrelated third party. Sales to equity affiliates were $139 million, $126 million, and $123 million for the years ended September 30, 2006, 2005, and 2004, respectively. The deferred portion of profit generated from sales to equity affiliates was $7 million, $3 million, and $4 million as of September 30, 2006, 2005, and 2004, respectively.

Exchange and Rental Assets

Exchange and rental assets consist of Company products that are either loaned or rented to customers on a short-term basis in connection with warranty and other service related activities or under operating leases. These assets are recorded at acquisition or production cost and depreciated using the straight-line method over their estimated lives which range from 3-11 years. Depreciation methods and lives are reviewed periodically with any changes recorded on a prospective basis.

9.	Other Current Liabilities

Other current liabilities are summarized as follows:

(in millions)	September 30
	2006	2005
Customer incentives	$125	$116
Contract reserves	37	36
Other	81	63

Other current liabilities	$243	$215

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	Debt

Revolving Credit Facility

In May 2005, the Company entered into an $850 million five-year unsecured revolving credit facility with various banks. This credit facility exists primarily to support the Company’s commercial paper program, but may be used for other corporate purposes in the event access to the commercial paper market is impaired or eliminated. The credit facility includes one financial covenant requiring the Company to maintain a consolidated debt to total capitalization ratio of not greater than 60 percent. The ratio was 17 percent as of September 30, 2006. In addition, the credit facility contains covenants that require the Company to satisfy certain conditions in order to incur debt secured by liens, engage in sale/leaseback transactions, or merge or consolidate with another entity. Borrowings under this credit facility bear interest at the London Interbank Offered Rate (LIBOR) plus a variable margin based on the Company’s unsecured long-term debt rating or, at the Company’s option, rates determined by competitive bid. In addition, short-term credit facilities available to foreign subsidiaries were $57 million as of September 30, 2006, of which $25 million was utilized to support commitments in the form of commercial letters of credit. There were no significant commitment fees or compensating balance requirements under any of the Company’s credit facilities.

Long-Term Debt

In June 2006, the Company entered into a five-year unsecured variable rate loan facility agreement for 20.4 million Euros ($25 million). The interest rate is variable at the Euro Interbank Offered Rate plus 35 basis points and interest is payable quarterly. As of September 30, 2006 the interest rate was 3.77 percent.

In June 2006, the Company entered into a five-year unsecured variable rate loan facility agreement for 11.5 million British pounds ($21 million). The interest rate is variable at LIBOR plus 35 basis points and interest is payable quarterly. As of September 30, 2006 the interest rate was 5.42 percent.

Both of the variable rate loan facilities contain customary loan covenants, none of which are financial covenants. Failure to comply with customary covenants or the occurrence of customary events of default contained in the agreements would require the repayment of any outstanding borrowings under such agreements.

In addition, the Company has a shelf registration statement filed with the Securities and Exchange Commission covering up to $750 million in debt securities, common stock, preferred stock or warrants that may be offered in one or more offerings on terms to be determined at the time of sale. On November 20, 2003, the Company issued $200 million of 4.75 percent fixed rate unsecured debt under the shelf registration due December 1, 2013 (the Notes). Interest payments on the Notes are due on June 1 and December 1 of each year. The Notes contain certain covenants and events of default, including requirements that the Company satisfy certain conditions in order to incur debt secured by liens, engage in sale/leaseback transactions, or merge or consolidate with another entity. The Company entered into interest rate swap contracts which effectively converted $100 million aggregate principal amount of the Notes to floating rate debt based on six-month LIBOR less 7.5 basis points. See Note 17 for additional information relating to the interest rate swap contracts. At September 30, 2006, $550 million of the shelf registration statement was available for future use.

Long-term debt and a reconciliation to the carrying amount is summarized as follows :

(in millions)	September 30
	2006	2005
Principal amount of Notes due December 1, 2013	$200	$200
Principal amount of variable rate loan facilities due June 2011	47	—
Fair value adjustment (Note 17)	(2)	—

Long-term debt	$245	$200

Interest paid on debt for the years ended September 30, 2006, 2005, and 2004 was $11 million, $10 million, and $7 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	Retirement Benefits

The Company sponsors defined benefit pension (Pension Benefits) and other postretirement (Other Retirement Benefits) plans covering most of its U.S. employees and certain employees in foreign countries which provide monthly pension and other benefits to eligible employees upon retirement. The components of expense for Pension Benefits and Other Retirement Benefits are summarized below:

(in millions)	Pension Benefits			Other Retirement Benefits
	2006	2005	2004	2006	2005	2004
Service cost	$50	$36	$39	$4	$3	$5
Interest cost	140	141	135	15	18	24
Expected return on plan assets	(181)	(177)	(175)	(1)	(1)	(1)
Amortization:
Prior service cost	(18)	(15)	(14)	(39)	(39)	(30)
Net actuarial loss	79	46	46	19	20	21

Net benefit expense	$70	$31	$31	$(2)	$1	$19

The following table reconciles the projected benefit obligations, plan assets, funded status, and net asset (liability) for the Company’s Pension Benefits and the Other Retirement Benefits:

(in millions)	Pension Benefits		Other Retirement Benefits
	2006	2005	2006	2005
Projected benefit obligation at beginning of year	$2,742	$2,314	$301	$302
Service cost	50	36	4	3
Interest cost	140	141	15	18
Discount rate change	(357)	302	—	11
Actuarial losses (gains)	5	32	(19)	(1)
Acquisitions	—	41	—	—
Plan amendments	(36)	—	—	—
Benefits paid	(129)	(122)	(30)	(33)
Other	8	(2)	—	1

Projected benefit obligation at end of year	2,423	2,742	271	301

Plan assets at beginning of year	2,061	1,928	14	14
Actual return on plan assets	143	146	2	1
Company contributions	71	108	30	33
Benefits paid	(129)	(122)	(30)	(33)
Other	2	1	(1)	(1)

Plan assets at end of year	2,148	2,061	15	14

Funded status of plans	(275)	(681)	(256)	(287)
Contributions after measurement date	1	6	—	—
Unamortized amounts:
Prior service cost	(158)	(140)	(173)	(212)
Net actuarial loss	802	1,192	242	281

Net asset (liability) in the Statement of Financial Position	$370	$377	$(187)	$(218)

Net asset (liability) consists of:
Deferred tax asset	$234	$351	$—	$—
Accrued benefit liability	(264)	(573)	(187)	(218)
Accumulated other comprehensive loss	400	599	—	—

Net asset (liability) in the Statement of Financial Position	$370	$377	$(187)	$(218)

The accumulated benefit obligation for all defined benefit pension plans was $2,404 million and $2,640 million at September 30, 2006 and 2005, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Actuarial Assumptions

Plan assets and benefit obligations as of September 30 as well as net periodic benefit expense for the following fiscal years are measured on an annual basis using a measurement date of June 30 each year. Significant assumptions used in determining the benefit obligations and related expense are as follows:

	Pension Benefits		Other Retirement Benefits
	2006	2005	2006	2005
Assumptions used to determine benefit obligations at September 30:
Discount rate	6.50%	5.30%	6.50%	5.30%
Compensation increase rate	4.50%	4.50%	—	—

Assumptions used to determine net benefit expense for years ended September 30:
Discount rate	5.30%	6.25%	5.30%	6.25%
Expected long-term return on plan assets	8.75%	8.75%	8.75%	8.75%
Compensation increase rate	4.50%	4.50%	—	—
Pre-65 health care cost gross trend rate*	—	—	11.00%	11.00%
Post-65 health care cost gross trend rate*	—	—	11.00%	11.00%
Ultimate trend rate*	—	—	5.50%	5.50%
Year that trend reaches ultimate rate	—	—	2012	2011

*	Due to the effect of the fixed Company contribution, the net impact of any change in trend rate is not significant.

The discount rates used to determine the September 30, 2006 and 2005 benefit obligations were based on individual bond-matching models comprised of portfolios of high-quality corporate bonds with projected cash flows and maturity dates reflecting the expected time horizon that benefits will be paid. Bonds included in the model portfolios are from a cross-section of different issuers, are rated AA- or better, are non-callable, and have at least $25 million outstanding at the measurement date. Expected long-term return on plan assets for each year presented is based on both historical long-term actual and expected future investment returns considering the current investment mix of plan assets.

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

The Company is currently evaluating the impact of SFAS 158 on the Company’s financial statements and expects to complete its evaluation of adoption alternatives in the first quarter of fiscal 2007. See Recently Issued Accounting Standards in Note 2.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In 2006, the Company’s U.S. qualified defined benefit pension plan was also amended to discontinue pre-retirement and post retirement lump sum ancillary death benefits. The amendment is effective for active employees who are entitled to a deferred vested benefit that die on or after October 1, 2006, and for retirees under the plan who die on or after January 1, 2007. The effect of this plan amendment was to both reduce the benefit obligation and increase the funded status of the Company’s U.S. qualified pension plan by $28 million at September 30, 2006.

Also during 2006, the Company’s United Kingdom defined benefit pension plan was amended to discontinue benefit accruals for salary increases and services rendered after February 28, 2009 for all participants. Concurrently, the Company plans to replace the defined benefit by expanding its existing defined contribution savings plan effective March 1, 2006 to include additional Company contributions. New hires on or after March 1, 2006 participate only in the defined contribution plan. Existing employees may choose to move to the new plan any time after March 1, 2006. The effect of this plan amendment was to both reduce the benefit obligation and increase the funded status of the Company’s United Kingdom pension plan by $8 million at September 30, 2006.

For the years ended September 30, 2006 and 2005, the Company made contributions to its pension plans as follows:

(in millions)	2006	2005
Discretionary contributions to U.S. qualified plan	$50	$100
Contributions to international plans	9	8
Contributions to U.S. non-qualified plan	7	6

Total	$66	$114

The Company’s objective with respect to the funding of its pension plans is to provide adequate assets for the payment of future benefits. Pursuant to this objective, the Company will fund its pension plans as required by governmental regulations and may consider discretionary contributions as conditions warrant. During 2006 and 2005, the Company made discretionary contributions to its U.S. qualified pension plan of $50 million and $100 million, respectively. These contributions resulted in a reduction of a previously established deferred tax benefit and as a result, there was no effect on the Company’s effective income tax rate or related income tax expense during 2006 and 2005.

The Company is not required to make any contributions to its U.S. qualified pension plan in 2007 pursuant to governmental regulations; however, the Company plans to make a $75 million discretionary contribution to the U.S. qualified pension plan in 2007. Contributions to the Company’s international plans and the U.S. non-qualified plan are expected to total $13 million in 2007.

Other Retirement Benefits

Other retirement benefits consist of retiree health care and life insurance benefits that are provided to substantially all of the Company’s U.S. employees and covered dependents. Employees generally become eligible to receive these benefits if they retire after age 55 with at least 10 years of service. Most plans are contributory with retiree contributions generally based upon years of service and adjusted annually by the Company. Retiree medical plans pay a stated percentage of expenses reduced by deductibles and other coverage, principally Medicare. The amount the Company will contribute toward retiree medical coverage for most plans is fixed. Additional premium contributions will be required from participants for all costs in excess of the Company’s fixed contribution amount. As a result, increasing or decreasing the health care cost trend rate by one percentage point would not have a significant impact on the Company’s cost of providing these benefits. Retiree life insurance plans provide coverage at a flat dollar amount or as a multiple of salary. With the exception of certain bargaining unit plans, Other Retirement Benefits are funded as expenses are incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Plan Assets

Total plan assets for Pension Benefits and Other Retirement Benefits as of September 30, 2006 and 2005 were $2,163 million and $2,075 million, respectively. The Company has established investment objectives that seek to preserve and maximize the amount of plan assets available to pay plan benefits. These objectives are achieved through investment guidelines requiring diversification and allocation strategies designed to maximize the long-term returns on plan assets while maintaining a prudent level of investment risk. These investment strategies are implemented using actively managed and indexed assets. Target and actual asset allocations as of September 30 are as follows:

	Target Mix	2006	2005
Equities	40% - 70%	68%	66%
Fixed income	25% - 60%	28%	26%
Alternative investments	0% - 15%	—	—
Cash	0% - 5%	4%	8%

Alternative investments may include real estate, hedge funds, venture capital, and private equity. There were no plan assets invested in the securities of the Company as of September 30, 2006 and 2005 or at any time during the years then ended. Target and actual asset allocations are periodically rebalanced between asset classes in order to mitigate investment risk and maintain asset classes within target allocations.

Benefit Payments

The following table reflects estimated benefit payments to be made to eligible participants for each of the next five years and the following five years in aggregate:

(in millions)	Pension Benefits	Other Retirement Benefits
2007	$135	$28
2008	140	26
2009	144	25
2010	148	24
2011	153	23
2012 - 2016	859	111

Substantially all of the Pension Benefit payments relate to the Company’s qualified funded plans which are paid from the pension trust. Estimated benefit payments for Other Retirement Benefits are presented net of $7 million of federal subsidies that the Company expects to receive under the Medicare Reform Act between 2007 and 2008.

12.	Shareowners’ Equity

Common Stock

The Company is authorized to issue one billion shares of common stock, par value $0.01 per share, and 25 million shares of preferred stock, without par value, of which 2.5 million shares are designated as Series A Junior Participating Preferred Stock for issuance in connection with the exercise of preferred share purchase rights. At September 30, 2006, 11.4 million shares of common stock were reserved for issuance under various employee incentive plans.

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

Treasury Stock

The Company repurchased shares of its common stock as follows:

(in millions)	2006	2005	2004
Amount of share repurchases	$492	$498	$179
Number of shares repurchased	9.3	10.6	5.8

In September 2006, the Company entered into an accelerated share repurchase agreement with an investment bank under which the Company repurchased 4.7 million shares of its outstanding common shares at an initial price of $54.63 per share, representing the September 28, 2006 closing price of the Company’s common shares. Total consideration paid to repurchase the shares of approximately $257 million was recorded as a treasury stock repurchase which resulted in a reduction of Shareowners’ Equity. The agreement is subject to a future contingent purchase price adjustment based on the volume-weighted average price of the Company’s shares over a period of time that ends no later than December 29, 2006 (see Note 18 for further discussion of the contingent purchase price adjustment).

At September 30, 2006, the Company is authorized to repurchase an additional $74 million of outstanding stock under the Company’s share repurchase program.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of the following:

(in millions)	September 30
	2006	2005	2004
Minimum pension liability adjustment, net of taxes of $234 for 2006, $351 for 2005 and $234 for 2004	$(400)	$(599)	$(399)
Foreign currency translation adjustment	8	(3)	3
Foreign currency cash flow hedge adjustment	(1)	(2)	(1)

Accumulated other comprehensive loss	$(393)	$(604)	$(397)

13.	Stock-Based Compensation

Adoption of SFAS 123R

Prior to October 1, 2005, the Company accounted for employee stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Under the intrinsic value method, compensation expense is recorded for the excess of the stock’s quoted market price at the time of grant over the amount an employee had to pay to acquire the stock. As the Company’s various incentive plans require stock options to be granted at prices equal to or above the fair market value of the Company’s common stock on the grant dates, no compensation expense was recorded prior to October 1, 2005 under the intrinsic value method.

The Company has adopted SFAS 123R using the modified prospective method as of October 1, 2005. Under this method, stock-based compensation expense for the year ended September 30, 2006 includes the requisite service period portion of the grant date fair value of: (a) all awards of equity instruments granted prior to, but not yet vested as of, September 30, 2005; and (b) all awards of equity instruments granted subsequent to September 30, 2005. In addition, the Company has elected the alternative transition method to compute the beginning additional paid-in capital pool in accordance with Financial Staff Position No. FAS 123(R)-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock-based compensation expense is recognized on a straight-line basis over the requisite service period. Total stock-based compensation expense included within the Consolidated Statement of Operations for the year ended September 30, 2006 is as follows:

(in millions, except per share amounts)	2006
Stock-based compensation expense included in:
Product cost of sales	$4
Service cost of sales	1
Selling, general and administrative expenses	13

Income before income taxes	$18

Net income	$12

Basic and diluted earnings per share	$0.07

In accordance with the prospective adoption method of SFAS 123R, financial results for the prior periods have not been restated.

Stock-Based Compensation Program Description

Under the Company’s 2001 Long-Term Incentives Plan and Directors Stock Plan, up to 14.3 million shares of common stock may be issued by the Company as non-qualified options, incentive stock options, performance units, performance shares, stock appreciation rights, and restricted stock. Shares available for future grant or payment under these plans were 0.5 million at September 30, 2006.

Under the Company’s 2006 Long-Term Incentives Plan, up to 11.0 million shares of common stock may be issued by the Company as non-qualified options, incentive stock options, performance units, performance shares, stock appreciation rights, restricted stock, restricted stock units, dividend equivalent rights, and other awards. Each share issued pursuant to an award of restricted stock, restricted stock units, performance shares, and performance units counts as three shares against the authorized limit. Shares available for future grant or payment under this plan were 10.9 million at September 30, 2006.

Options to purchase common stock of the Company have been granted under various incentive plans to directors, officers, and other key employees. All of the Company’s stock-based incentive plans require options to be granted at prices equal to or above the fair market value of the common stock on the dates the options are granted. The plans provide that the option price for certain options granted under the plans may be paid by the employee in cash, shares of common stock, or a combination thereof. Certain option awards provide for accelerated vesting if there is a change in control. Stock options generally expire ten years from the date they are granted and generally vest ratably over three years. The Company has an ongoing share repurchase plan and expects to satisfy share option exercises from treasury stock.

Historically the Company has utilized stock options as the primary component of stock-based compensation awards under its long-term incentive plans for officers and other key employees. In 2006, the Company elected to use fewer stock options as part of these awards and introduced multi-year performance shares and restricted stock. Both the performance shares and restricted stock granted in 2006 cliff vest at the end of three years. The number of performance shares that will ultimately be issued is based on achievement of performance targets for fiscal years 2006 through 2008 that consider cumulative sales growth and return on sales with an additional potential adjustment up or down depending on the Company’s total return to shareowners compared to a group of peer companies. The Company’s stock-based compensation awards are designed to align management’s interests with those of the Company’s shareowners and to reward outstanding Company performance. The Company’s stock-based compensation awards serve as an important retention tool because the awards generally vest over a three-year period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pro Forma Information for Periods Prior to Fiscal 2006

The following table illustrates the effect on net income and earnings per share if the Company had accounted for its stock-based compensation plans using the fair value method for the years ended September 30, 2005 and 2004:

(in millions, except per share amounts)	2005	2004
Net income, as reported	$396	$301
Stock-based employee compensation expense included in reported net income, net of tax	—	—
Stock-based employee compensation expense determined under the fair value based method, net of tax	(13)	(15)

Pro forma net income	$383	$286

Earnings per share:
Basic – as reported	$2.24	$1.70
Basic – pro forma	$2.16	$1.62

Diluted – as reported	$2.20	$1.67
Diluted – pro forma	$2.13	$1.59

General Option Information

The following summarizes the activity of the Company’s stock options for 2006, 2005, and 2004:

	2006		2005		2004
(shares in thousands)	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Number of shares under option:
Outstanding at beginning of year	10,428	$26.52	13,311	$24.37	14,208	$22.93
Granted	590	45.22	1,337	36.88	1,983	28.24
Exercised	(2,848)	25.52	(4,172)	22.96	(2,791)	19.72
Forfeited or expired	(79)	34.49	(48)	28.14	(89)	27.14

Outstanding at end of year	8,091	28.16	10,428	26.52	13,311	24.37

Exercisable at end of year	5,979	25.26	7,146	23.78	10,014	23.34

The weighted-average fair value of options granted during 2006, 2005, and 2004 was $13.46, $10.06, and $9.55 per option, respectively. The intrinsic value of options exercised during 2006, 2005, and 2004 was $75 million, $88 million, and $36 million, respectively, which resulted in a tax deduction of $27 million, $33 million, and $13 million, respectively. The intrinsic value of options outstanding and options exercisable at September 30, 2006 was $216 million and $177 million, respectively.

The following table summarizes the status of the Company’s stock options outstanding at September 30, 2006:

	Options Outstanding			Options Exercisable
(shares in thousands; remaining life in years)	Shares	Weighted Average		Shares	Weighted Average
Range of Exercise Prices		Remaining Life	Exercise Price		Remaining Life	Exercise Price
$ 15.30 to $ 22.08	2,006		$19.72	2,006		$19.72
$ 22.09 to $ 27.95	1,703		22.87	1,643		22.72
$ 27.96 to $ 32.14	1,424		28.04	841		28.05
$ 32.15 to $ 58.45	2,958		37.00	1,489		33.95

Total	8,091	5.6	28.16	5,979	4.8	25.26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following summarizes the activity of the Company’s stock options that have not vested for the years ended September 30, 2006, 2005, and 2004:

	2006		2005		2004
(shares in thousands)	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Nonvested at beginning of year	3,282	$32.49	3,297	$27.51	3,590	$23.07
Granted	590	45.22	1,337	36.88	1,983	28.24
Vested	(1,703)	34.35	(1,311)	26.35	(2,201)	22.79
Forfeited or expired	(57)	36.12	(41)	29.21	(75)	27.14

Nonvested at end of year	2,112	36.39	3,282	32.49	3,297	27.51

The total fair value of options vested was $17 million, $11 million, and $16 million during the years ended September 30, 2006, 2005, and 2004, respectively. Total unrecognized compensation expense for options that have not vested as of September 30, 2006 is $11 million and will be recognized over a weighted average period of 1.6 years.

Stock Option Fair Value Information

The Company’s determination of fair value of option awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of subjective variables. These assumptions include, but are not limited to, the Company’s expected stock price volatility over the term of the awards, the projected employee stock option exercise term, the expected dividend yield, and the risk-free interest rate. Changes in these assumptions can materially affect the estimated value of the stock options.

The fair value of each option granted by the Company was estimated using a binomial lattice pricing model for 2006 and 2005 and the Black-Scholes pricing model for 2004 and the following weighted average assumptions:

	2006 Grants	2005 Grants	2004 Grants
Risk-free interest rate	4.40%	3.55%	3.37%
Expected dividend yield	1.08%	1.50%	1.51%
Expected volatility	0.30	0.30	0.40
Expected life	5 years	5 years	5 years

The Company’s shares have only been publicly traded since the Company’s spin-off from Rockwell International on June 29, 2001. As a result, the Company cannot evaluate historical volatility prior to June 29, 2001. To estimate expected volatility for the Company’s stock options, the Company considered its own volatility since the spin-off as well as the expected volatility of similar public companies.

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding. The binomial lattice model assumes that employees’ exercise behavior is a function of the option’s remaining expected life and the extent to which the option is in-the-money. The binomial lattice model estimates the probability of exercise as a function of these two variables based on the entire history of exercises and forfeitures on all past option grants made by the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

General Performance Shares, Restricted Shares, and Restricted Stock Units Information

The following summarizes the performance shares, restricted shares, and restricted stock units as of September 30, 2006:

(in millions, except shares and per share amounts, remaining life in years)	Performance Shares	Restricted Shares	Restricted Stock Units
Granted	79,127	62,875	18,523
Forfeited	(1,898)	(1,400)	—

Outstanding at end of year *	77,229	61,475	18,523

Total unrecognized compensation cost	$5	$2	$—
Weighted average grant date fair value per share	$45.18	$46.37	$52.40
Weighted average life remaining	2.1 years	1.9 years	—

*	The maximum number of performance shares that can be issued based on the achievement of performance targets for fiscal years 2006 through 2008 is 185,350.

Diluted Share Equivalents

Dilutive stock options outstanding resulted in an increase in average outstanding diluted shares of 2.5 million, 3.2 million, and 2.6 million for 2006, 2005, and 2004, respectively. The average outstanding diluted shares calculation excludes options with an exercise price that exceeds the average market price of shares during the year. Less than 0.1 million stock options were excluded from the average outstanding diluted shares calculation in 2006 and 2005 and 2.3 million stock options were excluded from the calculation in 2004. Dilutive performance shares, restricted shares, and restricted stock units resulted in an increase in average outstanding dilutive shares of less than 0.1 million in 2006.

Employee Benefits Paid in Company Stock

The Company offers an Employee Stock Purchase Plan (ESPP) which allows employees to have their base compensation withheld to purchase the Company’s common stock.

Prior to June 1, 2005, shares of the Company’s common stock could be purchased under the ESPP at six month intervals at 85 percent of the lower of the fair market value on the first or the last day of the offering period. There were two offering periods during the year, each lasting six months, beginning on December 1 and June 1.

Effective June 1, 2005, the ESPP was amended whereby shares of the Company’s common stock are purchased each month by participants at 95 percent of the fair market value on the last day of the month.

The Company is authorized to issue 9.0 million shares under the ESPP, of which 4.7 million shares are available for future grant at September 30, 2006. The ESPP is considered a non-compensatory plan and accordingly no compensation expense is recorded in connection with this benefit.

The Company also sponsors defined contribution savings plans that are available to the majority of its employees. The plans allow employees to contribute a portion of their compensation on a pre-tax and/or after-tax basis in accordance with specified guidelines. The Company matches a percentage of employee contributions using common stock of the Company up to certain limits. Employees may transfer at any time all or a portion of their balance in Company common stock to any of the alternative investment options offered within the plans. The Company’s expense related to the savings plans was $39 million, $35 million, and $33 million for 2006, 2005 and 2004, respectively.

During 2006, 2005, and 2004, 1.0 million, 1.9 million, and 2.2 million shares, respectively, of Company common stock were issued to employees under the Company’s employee stock purchase and defined contribution savings plans at a value of $50 million, $69 million, and $57 million for the respective periods.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	Research and Development

Research and development expense consists of the following:

(in millions)	2006	2005	2004
Customer-funded	$443	$348	$327
Company-funded	279	243	218

Total research and development	$722	$591	$545

15.	Other Income, Net

Other income, net consists of the following:

(in millions)	2006	2005	2004
Gain on sale of equity affiliate (A)	$(20)	$—	$—
Earnings from equity affiliates	(8)	(11)	(8)
Interest income	(5)	(5)	(2)
Royalty income	(5)	(3)	(4)
Contract dispute settlement (B)	—	—	(7)
Insurance settlements	—	—	(5)
Loss on equity investment (C)	—	—	7
Other, net	6	2	11

Other income, net	$(32)	$(17)	$(8)

(A)	See Note 8 for a discussion of the gain on sale of Rockwell Scientific Company, LLC.
(B)	The contract dispute settlement gain relates to the resolution of a legal matter from a divested business.
(C)	The loss on equity investment relates to the Company’s investment in Tenzing Communications, Inc., a developer of passenger connectivity solutions for commercial aircraft.

16.	Income Taxes

The components of income tax expense are as follows:

(in millions)	2006	2005	2004
Current:
United States federal	$161	$104	$85
Non-United States	12	11	7
United States state and local	6	5	(1)

Total current	179	120	91

Deferred:
United States federal	27	25	39
Non-United States	3	—	(2)
United States state and local	3	6	1

Total deferred	33	31	38

Income tax expense	$212	$151	$129

Net current deferred income tax benefits consist of the tax effects of temporary differences related to the following:

(in millions)	September 30
	2006	2005
Inventory	$8	$43
Product warranty costs	67	62
Customer incentives	28	25
Contract reserves	10	10
Compensation and benefits	31	21
Other, net	24	17

Current deferred income taxes	$168	$178

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net long-term deferred income tax benefits included in Other Assets consist of the tax effects of temporary differences related to the following:

(in millions)	September 30
	2006	2005
Retirement benefits	$119	$283
Intangibles	(4)	—
Property	(68)	(64)
Stock-based compensation	6	—
Other, net	(19)	(46)

Long-term deferred income taxes	$34	$173

Management believes it is more likely than not that the current and long-term deferred tax assets will be realized through the reduction of future taxable income. Significant factors considered by management in its determination of the probability of the realization of the deferred tax assets include: (a) the historical operating results of Rockwell Collins ($1,012 million of United States taxable income over the past three years), (b) expectations of future earnings, and (c) the extended period of time over which the retirement benefit liabilities will be paid.

The effective income tax rate differed from the United States statutory tax rate for the reasons set forth below:

	2006	2005	2004
Statutory tax rate	35.0%	35.0%	35.0%
Research and development credit	(0.8)	(3.9)	(2.4)
Extraterritorial income exclusion	(3.0)	(2.9)	(2.3)
Domestic manufacturing deduction	(0.4)	—	—
State and local income taxes	0.5	1.4	(0.1)
Resolution of pre-spin deferred tax matters	—	(1.9)	—
Other	(0.5)	(0.1)	(0.2)

Effective income tax rate	30.8%	27.6%	30.0%

Income tax expense was calculated based on the following components of income before income taxes:

(in millions)	2006	2005	2004
United States income	$642	$512	$413
Non-United States income	47	35	17

Total	$689	$547	$430

During 2006, the Company settled an Internal Revenue Service (IRS) tax return audit for the years ended September 30, 2002 and 2003 for all items other than the Extraterritorial Income Exclusion. The results of the audit were settled without a material impact on the Company’s financial statements. The IRS has begun its audit of the tax returns for the years ended September 30, 2004 and 2005. The IRS has not proposed any audit adjustments to date. The Company believes that it has adequately provided for any tax contingencies that may result from the IRS income tax examination.

During 2005, the Company settled an IRS tax return audit for the short period return filed for the three months ended September 30, 2001. The completion of the IRS’s audit of the Company’s tax returns for the three month short-period ended September 30, 2001 enabled the Company to resolve estimates involving certain deferred tax matters existing at the time of the spin-off. The resolution of these pre-spin deferred tax matters during 2005 resulted in a $10 million decrease to the Company’s 2005 income tax expense.

The American Jobs Creation Act of 2004 (the Act) provides for a special one-time deduction of 85 percent of certain foreign earnings repatriated into the U.S. from non-U.S. subsidiaries through September 30, 2006. During 2006 the Company repatriated $91 million in cash from non-U.S. subsidiaries into the U.S. under the provisions of the Act. The repatriation did not impact the Company’s effective income tax rate for the year ended September 30, 2006 as a $2 million tax liability was established during 2005 when the decision was made to repatriate the foreign earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

No provision has been made for United States federal or state, or additional foreign income taxes related to approximately $46 million of undistributed earnings of foreign subsidiaries which have been or are intended to be permanently reinvested.

The Company paid income taxes, net of refunds, of $164 million, $60 million, and $51 million, in 2006, 2005, and 2004, respectively.

17.	Financial Instruments

Fair Value of Financial Instruments

The carrying amounts and fair values of the Company’s financial instruments are as follows:

	Asset (Liability)
	September 30, 2006		September 30, 2005
(in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$144	$144	$145	$145
Long-term debt	(245)	(240)	(200)	(197)
Interest rate swaps	(2)	(2)	—	—
Foreign currency forward exchange contracts	(3)	(3)	(5)	(5)
Accelerated share repurchase agreements (Note 18)	—	2	—	6

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

Interest Rate Swaps

The Company manages its exposure to interest rate risk by maintaining an appropriate mix of fixed and variable rate debt, which over time should moderate the costs of debt financing. When considered necessary, the Company may use financial instruments in the form of interest rate swaps to help meet this objective. On November 20, 2003, the Company entered into two interest rate swap contracts (the Swaps) which expire on December 1, 2013 and effectively convert $100 million of the 4.75 percent fixed rate long-term notes to floating rate debt based on six-month LIBOR less 7.5 basis points. The Company has designated the Swaps as fair value hedges and uses the “short-cut” method for assessing effectiveness. Accordingly, changes in the fair value of the Swaps are assumed to be entirely offset by changes in the fair value of the underlying debt that is being hedged with no net gain or loss recognized in earnings. At September 30, 2006 and 2005, the Swaps are recorded at a fair value of $2 million and zero, respectively, within Other Liabilities, offset by a fair value adjustment to Long-Term Debt (Note 10) of $2 million and zero, respectively. Cash payments or receipts between the Company and the counterparties to the Swaps are recorded as an adjustment to interest expense.

Foreign Currency Forward Exchange Contracts

The Company transacts business in various foreign currencies which subjects the Company’s cash flows and earnings to exposure related to changes in foreign currency exchange rates. These exposures arise primarily from purchases or sales of products and services from third-parties and intercompany inventory and royalty transactions. The Company has established a program that utilizes foreign currency forward exchange contracts (foreign currency contracts) and attempts to minimize its exposure to fluctuations in foreign currency exchange rates relating to these transactions. Foreign currency contracts provide for the exchange of currencies at specified future prices and dates and reduce exposure to currency fluctuations by generating gains and losses that are intended to offset gains and losses on the underlying transactions. Principal currencies that are hedged include the European euro, British pound, and Japanese yen. The duration of foreign currency contracts is generally two years or less. The maximum duration of a foreign currency contract at September 30, 2006 was 166 months. The majority of the Company’s non-functional currency firm and anticipated receivables and payables that are denominated in major currencies that can be traded on open markets are hedged using foreign currency contracts. The Company does not manage exposure to net investments in foreign subsidiaries.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notional amounts of outstanding foreign currency forward exchange contracts were $190 million and $234 million at September 30, 2006 and 2005, respectively. Notional amounts are stated in U.S. dollar equivalents at spot exchange rates at the respective dates. The net fair value of these foreign currency contracts at September 30, 2006 and 2005 were net liabilities of $3 million and $5 million, respectively. Net losses of $1 million and $2 million were deferred within Accumulated Other Comprehensive Loss relating to cash flow hedges at September 30, 2006 and 2005, respectively. The Company expects to re-classify approximately $1 million of these net losses into earnings over the next 12 months. There was no significant impact to the Company’s earnings related to the ineffective portion of any hedging instruments during the three years ended September 30, 2006. Gains and losses related to all foreign currency contracts are recorded in Cost of Sales.

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

Changes in the carrying amount of accrued product warranty costs are summarized as follows:

(in millions)	September 30
	2006	2005
Balance at beginning of year	$172	$154
Warranty costs incurred	(52)	(53)
Product warranty accrual	69	67
Acquisitions	1	2
Pre-existing warranty adjustments	(1)	2

Balance at September 30	$189	$172

Guarantees

In connection with the acquisition of Quest from Evans & Sutherland, the Company entered into a parent company guarantee related to various obligations of Quest. The Company guarantees, jointly and severally with Quadrant, the performance of Quest in relation to its contract with the United Kingdom Ministry of Defense (which expires in 2030).

In addition, the Company guarantees, jointly and severally with Quadrant, the performance of certain Quest subcontractors. This guarantee is in place until 2020 and is subject to a maximum amount of 1 million British sterling pounds (approximately $2 million).

The Company has also pledged equity shares in Quest to guarantee payment by Quest of a loan agreement executed by Quest. The loan agreement terminates in 2020. The pledge of the Company’s equity shares in Quest will expire at such time as Quest’s obligations under the loan agreement are satisfied or the date on which the loan agreement is otherwise terminated. In the event of default on this loan agreement, the lending institution can request that the trustee holding such equity shares surrender them to the lending institution in order to satisfy all amounts then outstanding under the loan agreement. As of September 30, 2006, the outstanding loan balance was approximately $8 million. Quadrant has made an identical pledge to guarantee this obligation of Quest.

Should Quest fail to meet its obligations under these agreements, these guarantees may become a liability of the Company and Quadrant. As of September 30, 2006, the Quest guarantees are not reflected on the Company’s Consolidated Statement of Financial Position because the Company believes that Quest will meet all of its performance and financial obligations in relation to its contract with the United Kingdom Ministry of Defense and the loan agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Letters of credit

The Company has contingent commitments in the form of commercial letters of credit. Outstanding letters of credit are issued by banks on the Company’s behalf to support certain contractual obligations to its customers. If the Company fails to meet these contractual obligations, these letters of credit may become liabilities of the Company. Total outstanding letters of credit at September 30, 2006 were $115 million. These commitments are not reflected as liabilities on the Company’s Statement of Financial Position.

Accelerated Share Repurchases

In September 2006, the Company entered into an accelerated share repurchase agreement with an investment bank under which the Company repurchased 4.7 million shares of its outstanding common shares at an initial price of $54.63 per share, representing the September 28, 2006 closing price of the Company’s common shares. Total consideration paid to repurchase the shares of approximately $257 million was recorded as a treasury stock repurchase which resulted in a reduction of Shareowners’ Equity.

The agreement contains a forward sale contract whereby the 4.7 million borrowed shares held by the investment bank that were sold to the Company are covered by share purchases by the investment bank in the open market over a subsequent period of time that ends no later than December 29, 2006. The initial purchase price is subject to a future contingent purchase price adjustment based on the volume-weighted average price of the Company’s shares purchased by the investment bank during the period less a discount as defined in the agreement. The purchase price adjustment will settle, at the Company’s option, in cash or in shares of its common stock. In the event the Company elects to net-share settle, the maximum number of shares that the Company would issue under the agreement is 30 million. Assuming the volume-weighted average price of the Company’s common stock over the applicable period is $54.84, which was the volume-weighted average price of the Company’s common stock on September 29, 2006, then the investment bank would be required to pay the Company approximately $2 million or less than 0.1 million shares (net of related settlement fees and expenses) in cash or shares to settle the transaction. A one dollar increase or decrease in the volume-weighted average price of the Company’s common stock over the applicable period would change the fair value of the settlement by $5 million or less than 0.1 million shares.

The Company accounted for the agreement as two separate transactions, the repurchase of shares as a treasury stock transaction and the forward sale contract as an equity instrument. As long as the forward sale contract continues to meet the requirements for classification as an equity instrument, no accounting for the forward sale contract will be required until settlement. Any amounts (either cash or shares) subsequently paid or received at settlement will be recorded in Shareowners’ Equity.

In August 2005, the Company entered into accelerated share repurchase agreements with an investment bank under which the Company repurchased 4 million shares of its outstanding common shares at an initial price of $196 million, or $49.10 per share. The initial purchase price was subject to a purchase price adjustment based on the volume-weighted average price of the Company’s shares during the period from August 2005 through December 2005, less a discount. The purchase price adjustment could have been settled, at the Company’s option, in cash or in shares of its common stock. In December 2005, the Company received $8 million (net of related settlement fees and expenses) in shares of its common stock from the investment bank in full settlement of the agreements (0.2 million shares).

Indemnifications

The Company enters into indemnifications with lenders, counterparties in transactions such as administration of employee benefit plans, and other customary indemnifications with third parties in the normal course of business. The following are other than customary indemnifications based on the judgment of management.

The Company became an independent, publicly held company on June 29, 2001, when Rockwell International Corporation (Rockwell), renamed Rockwell Automation, spun off its former avionics and communications business and certain other assets and liabilities of Rockwell by means of a distribution of all the Company’s outstanding shares of common stock to the shareowners of Rockwell in a tax-free spin-off (the spin-off). In connection with the spin-off, the Company may be required to indemnify certain insurers against claims made by third parties in connection with the Company’s legacy insurance policies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

19.	Contractual Obligations and Other Commitments

The following table reflects certain of the Company’s non-cancelable contractual commitments as of September 30, 2006:

(in millions)	Payments Due By Period
	2007	2008	2009	2010	2011	Thereafter	Total
Non-cancelable operating leases	$33	$24	$16	$13	$11	$49	$146
Purchase contracts	22	12	10	3	3	—	50
Long-term debt	—	—	—	—	47	200	247
Interest on long-term debt	12	12	12	12	12	20	80

Total	$67	$48	$38	$28	$73	$269	$523

Non-cancelable Operating Leases

The Company leases certain office and manufacturing facilities as well as certain machinery and equipment under various lease contracts with terms that meet the accounting definition of operating leases. Some leases include renewal options, which permit extensions of the expiration dates at rates approximating fair market rental rates. Rent expense for the years ended September 30, 2006, 2005, and 2004 was $27 million, $25 million, and $26 million, respectively. The Company’s commitments under these operating leases, in the form of non-cancelable future lease payments, are not reflected as a liability on its Statement of Financial Position.

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

The Company is subject to federal, state and local regulations relating to the discharge of substances into the environment, the disposal of hazardous wastes, and other activities affecting the environment that have had and will continue to have an impact on the Company’s manufacturing operations. These environmental protection regulations may require the investigation and remediation of environmental impairments at current and previously owned or leased properties. In addition, lawsuits, claims and proceedings have been asserted on occasion against the Company alleging violations of environmental protection regulations, or seeking remediation of alleged environmental impairments, principally at previously owned or leased properties. The Company is currently involved in the investigation or remediation of ten sites under these regulations or pursuant to lawsuits asserted by third parties. Certain of these sites relate to properties purchased in connection with the Company’s acquisition of Kaiser. Rockwell Collins has certain rights to indemnification from escrow funds set aside at the time of acquisition that management believes are sufficient to address the Company’s potential liability related to the Kaiser related environmental matters. As of September 30, 2006, management estimates that the total reasonably possible future costs the Company could incur from these matters to be approximately $10 million. The Company has recorded environmental reserves for these matters of $3 million as of September 30, 2006, which represents management’s best estimate of the probable future cost for these matters.

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

The Company is subject to various lawsuits, claims and proceedings that have been or may be instituted or asserted against the Company relating to the conduct of the Company’s business, including those pertaining to product liability, intellectual property, safety and health, exporting and importing, contract, employment and regulatory matters. Although the outcome of these matters cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to the Company, management believes the disposition of matters that are pending or asserted will not have a material adverse effect on the Company’s business or financial position, but could possibly be material to the results of operations or cash flows of any one period.

22.	Business Segment Information

Rockwell Collins provides design, production and support of communications and aviation electronics for military and commercial customers worldwide. The Company has two operating segments consisting of the Government Systems and Commercial Systems businesses.

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

Sales made to the United States Government were 39 percent, 41 percent, and 42 percent of total sales for the years ended September 30, 2006, 2005, and 2004, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table reflects the sales and operating results for each of the Company’s operating segments:

(in millions)	2006	2005	2004
Sales:
Government Systems	$2,043	$1,810	$1,535
Commercial Systems	1,820	1,635	1,395

Total sales	$3,863	$3,445	$2,930

Segment operating earnings:
Government Systems	$402	$328	$282
Commercial Systems	370	296	200

Total segment operating earnings	772	624	482

Interest expense	(13)	(11)	(8)
Earnings from corporate-level equity affiliate	2	4	3
Stock-based compensation	(18)	—	—
Gain on sale of equity affiliate.	20	—	—
Restructuring charge and tradenames write-off	(14)	(15)	—
General corporate, net	(60)	(55)	(47)

Income before income taxes	$689	$547	$430

The Company evaluates performance and allocates resources based upon, among other considerations, segment operating earnings. The Company’s definition of segment operating earnings excludes income taxes, stock-based compensation, unallocated general corporate expenses, interest expense, gains and losses from the disposition of businesses, non-recurring charges resulting from purchase accounting such as purchased research and development charges, earnings and losses from corporate-level equity affiliates, asset impairment charges, and other special items as identified by management from time to time. Intersegment sales are not material and have been eliminated. The accounting policies used in preparing the segment information are consistent with the policies described in Note 2.

The September 2006 restructuring charge is related to decisions to implement certain business realignment and facility rationalization actions related to the operating segments as follows: Government Systems, $6 million, and Commercial Systems, $8 million.

The 2005 tradenames write-off related to the write-off of certain indefinite-lived Kaiser tradenames related to the operating segments as follows: Government Systems, $9 million, and Commercial Systems, $6 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables summarize the identifiable assets and investments in equity affiliates at September 30, as well as the provision for depreciation and amortization, the amount of capital expenditures for property, and earnings (losses) from equity affiliates for each of the three years ended September 30, for each of the operating segments and Corporate:

(in millions)	2006	2005	2004
Identifiable assets:
Government Systems	$1,361	$1,169	$1,057
Commercial Systems	1,528	1,402	1,290
Corporate	389	577	527

Total identifiable assets	$3,278	$3,148	$2,874

Investments in equity affiliates:
Government Systems	$13	$12	$10
Commercial Systems	—	—	1
Corporate	—	59	57

Total investments in equity affiliates	$13	$71	$68

Depreciation and amortization:
Government Systems	$48	$43	$45
Commercial Systems	58	61	64

Total depreciation and amortization	$106	$104	$109

Capital expenditures for property:
Government Systems	$75	$48	$42
Commercial Systems	69	63	50

Total capital expenditures for property	$144	$111	$92

Earnings (losses) from equity affiliates:
Government Systems	$6	$8	$6
Commercial Systems	—	(1)	(1)
Corporate	2	4	3

Total earnings from equity affiliates	$8	$11	$8

The majority of the Company’s businesses are centrally located and share many common resources, infrastructures and assets in the normal course of business. Certain assets have been allocated between the operating segments primarily based on occupancy or usage, principally property, plant and equipment. Identifiable assets at Corporate consist principally of cash and net deferred income tax assets for all years presented and the investment in Rockwell Scientific Company, LLC for the years ended September 30, 2005 and 2004.

The following table summarizes sales by product category for the years ended September 30:

(in millions)	2006	2005	2004
Defense electronics	$1,413	$1,232	$956
Defense communications	630	578	579
Air transport aviation electronics	996	911	798
Business and regional aviation electronics	824	724	597

Total	$3,863	$3,445	$2,930

Product line disclosures for defense-related products are delineated based upon their underlying technologies while the air transport and business and regional aviation electronics product lines are delineated based upon the difference in underlying customer base, size of aircraft, and markets served.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table reflects sales for the years ended September 30 and property at September 30 by geographic region:

(in millions)	Sales			Property
	2006	2005	2004	2006	2005	2004
United States	$2,616	$2,312	$1,957	$505	$428	$387
Europe	674	612	544	39	36	21
Asia-Pacific	234	231	165	5	6	7
Canada	223	208	171	—	—	—
Africa / Middle East	74	55	70	—	—	—
Latin America	42	27	23	3	3	3

Total	$3,863	$3,445	$2,930	$552	$473	$418

Sales are attributed to the geographic regions based on the country of destination.

23.	Quarterly Financial Information (Unaudited)

Quarterly financial information for the years ended September 30, 2006 and 2005 is summarized as follows:

(in millions, except per share amounts)	2006 Quarters
	First	Second	Third	Fourth	Total
Sales	$881	$957	$964	$1,061	$3,863
Cost of sales	630	681	676	765	2,752
Net income	104	114	121	138	477

Earnings per share:
Basic	$0.60	$0.66	$0.71	$0.80	$2.77
Diluted	$0.59	$0.65	$0.70	$0.79	$2.73
(in millions, except per share amounts)	2005 Quarters
	First	Second	Third	Fourth	Total
Sales	$763	$829	$890	$963	$3,445
Cost of sales	545	600	641	716	2,502
Net income	90	95	101	110	396

Earnings per share:
Basic	$0.51	$0.53	$0.57	$0.63	$2.24
Diluted	$0.50	$0.52	$0.56	$0.62	$2.20

Net income in the fourth quarter of 2006 includes $13 million ($20 million before taxes), or 7 cents per share, related to the gain on sale of Rockwell Scientific Company, LLC. Net income in the fourth quarter of 2006 also includes $9 million ($14 million before taxes), or 5 cents per share, for a restructuring charge related to decisions to implement certain business realignment and facility rationalization actions. Cost of sales includes $11 million related to the restructuring charge in the fourth quarter of 2006.

Cost of sales and net income in the fourth quarter of 2005 include a tradenames write-off of $15 million ($10 million after taxes), or 6 cents per share, related to the write-off of certain indefinite-lived Kaiser tradenames (see Note 7).

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

	Years Ended September 30
	2006(a)	2005(b)	2004(c)	2003(d)	2002(e)
	(in millions, except per share amounts)
Statement of Operations Data:
Sales	$3,863	$3,445	$2,930	$2,542	$2,492
Cost of sales	2,752	2,502	2,144	1,866	1,863
Selling, general and administrative expenses	441	402	356	341	307
Income before income taxes	689	547	430	368	341
Net income	477	396	301	258	236
Diluted earnings per share	2.73	2.20	1.67	1.43	1.28

Statement of Financial Position Data:
Working capital (f)	$603	$596	$699	$530	$402
Property	552	473	418	401	411
Goodwill and intangible assets	654	571	550	440	456
Total assets	3,278	3,148	2,874	2,591	2,555
Short-term debt	—	—	—	42	132
Long-term debt	245	200	201	—	—
Shareowners’ equity	1,206	939	1,133	833	987

Other Data:
Capital expenditures	$144	$111	$92	$69	$62
Depreciation and amortization	106	104	109	105	105
Dividends per share	0.56	0.48	0.39	0.36	0.36

Stock Price:
High	$60.41	$49.80	$38.08	$27.67	$27.70
Low	43.25	34.40	25.18	17.20	12.99

(a)	Includes (i) $20 million gain on the sale of Rockwell Scientific Company, LLC, an equity affiliate that was jointly owned with Rockwell Automation, Inc. ($13 million after taxes) and (ii) $14 million restructuring charge related to decisions to implement certain business realignment and facility rationalization actions ($9 million after taxes).
(b)	Includes (i) $10 million reduction in income tax expense related to the resolution of certain deferred tax matters that existed prior to our spin-off in 2001 and (ii) $15 million write-off of certain indefinite-lived Kaiser tradenames ($10 million after taxes). The tradename write-off was recorded in Cost of sales.
(c)	Includes (i) $5 million gain ($3 million after taxes) related to favorable insurance settlements, (ii) $7 million gain ($4 million after taxes) related to the resolution of a legal matter brought by us, and (iii) $7 million loss ($4 million after taxes) related to our investment in Tenzing Communications, Inc.
(d)	Includes a $20 million gain ($12 million after taxes) related to a favorable tax ruling on an over-funded life insurance reserve trust fund.
(e)	Includes (i) $12 million net gain ($7 million after taxes) related to certain legal matters, and (ii) $4 million ($2 million after taxes) reversal of a portion of the 2001 restructuring charge.
(f)	Working capital consists of all current assets and liabilities, including cash and short-term debt.