Form 10-K, Exhibit 13
period 2007-09-30
ROCKWELL COLLINS INC
filed 2007-11-16
CIK 1137411

Exhibit 13
Portions of the Rockwell Collins, Inc. — 2007 Annual Report to Shareowners
Incorporated by reference in our Form 10-K
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto as well as our Annual Report on Form 10-K for the year ended September 30, 2007 filed with the Securities and Exchange Commission (SEC). The following discussion and analysis contains forward-looking statements and estimates that involve risks and uncertainties. Actual results could differ materially from these estimates. Factors that could cause or contribute to differences from estimates include those discussed under “Cautionary Statement” below and under “Risk Factors” in our Annual Report on Form 10-K for the year ended September 30, 2007.
We operate on a 52/53 week fiscal year ending on the Friday closest to September 30. For ease of presentation, September 30 is utilized consistently throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations to represent the fiscal year end date. All date references contained herein relate to our fiscal year unless otherwise stated.
OVERVIEW AND OUTLOOK
In 2007 we continued to improve enterprise-wide operating performance and efficiently delivered on our customer commitments which led to another year of excellent financial results highlighted by:
•	A 14 percent increase in total revenues to $4.42 billion

•	A 26 percent increase in diluted earnings per share to $3.45

•	Operating cash flow of $607 million, or 104 percent of net income
With these results, we have now met or exceeded our stated long-term average annual growth and performance targets in each of these areas for a fourth consecutive year. These targets are:
•	Sales growth of 10 percent; 8 percent organic

•	Earnings per share growth in the range of 13 to 15 percent

•	Cash flow from operations of 100 to 130 percent of net income
The combination of overall strong market conditions, market share gains in a number of areas in both our Commercial and Government Systems businesses, the successful operation of our balanced and efficient business model, and our disciplined capital deployment strategy, continued to be the driving force behind our ability to deliver these consistently improving financial results.
In 2007, a significant portion of our revenue growth was derived from areas of the defense and commercial aerospace markets where we have demonstrated an ability to gain market share. These represent areas we have strategically defined as focused areas of growth for our company, including fixed and rotary wing integrated electronic systems and networked communication solutions in the defense market as well as air transport and business aircraft flight deck avionics systems in the commercial aerospace market. These share gains, combined with strong market conditions and our nearly equal exposure to commercial aerospace and defense markets, led to our ability to deliver a double-digit rate of growth in total company sales.
Through the operation of our highly-integrated and efficient shared service business model we were able to once again convert higher year-over-year revenues into an even higher rate of profitability growth. Our Commercial Systems business delivered operating earnings of $485 million, an increase of 31 percent over 2006. Our Government Systems business delivered operating earnings of $441 million, an increase of 10 percent over 2006. These profitability levels were achieved while at the same time increasing our investments in research and development activities by $105 million, or 15 percent, to $827 million.

Management’s Discussion and Analysis (continued)
Our strong operating cash flow, which totaled 104 percent of our net income, allowed us to execute on our stated capital deployment strategy. We completed one business acquisition and returned a significant portion of our remaining operating cash flow to our shareowners in the form of an increased annual dividend rate and $333 million in share repurchases. The impact of our ongoing share repurchase program allowed us to once again enhance shareowner value as it provided an incremental 3 percentage points of earnings per share growth.
As we look to 2008, we expect to generate another year of excellent financial performance highlighted by the following projected results:
•	Total sales in the range of $4.70 billion to $4.75 billion

•	Earnings per share in the range of $3.80 to $3.95

•	Cash flow from operations in the range of $675 million to $725 million

•	Research and development expenditures in the range of $925 million to $950 million
As 2008 is expected to be another year of significant investment in research and development projects aimed at securing opportunities for future revenue growth, the successful operation of our efficient business model and the continued execution of our capital deployment strategy will again be called upon to be key contributors to meet our projection for earnings per share growth at a rate well in excess of our projected revenue growth.
See the following operating segment sections for further discussion of 2007 and anticipated 2008 segment results. For additional disclosure on segment operating earnings see Note 23 in the consolidated financial statements.
RESULTS OF OPERATIONS
The following management discussion and analysis of results of operations is based on reported financial results for 2005 through 2007 and should be read in conjunction with our consolidated financial statements and the notes thereto.
Consolidated Financial Results
Sales

(dollars in millions)	2007	2006	2005
Domestic	$2,987	$2,616	$2,312
International	1,428	1,247	1,133

Total	$4,415	$3,863	$3,445

Percent increase	14%	12%
Total sales in 2007 increased 14 percent to $4,415 million compared to 2006. Sales from acquired businesses, primarily Evans & Sutherland Computer Corporation’s military and commercial simulation business (the E&S Simulation Business), contributed $60 million, or 2 percentage points of the sales growth. The remainder of the sales increase resulted from 19 percent organic revenue growth in our Commercial Systems business and 7 percent organic revenue growth in our Government Systems business. Domestic sales growth continues to be driven by strong demand for commercial products and systems to original equipment manufacturers and airlines. In addition, Government Systems continued to experience strong demand from the U.S. government. International sales were impacted by strong demand from the commercial aerospace market, favorable foreign currency exchange rates as a result of the weakened U.S. dollar, as well as incremental sales from the E&S Simulation Business, partially offset by certain European defense-related programs that have completed.
Total sales in 2006 increased 12 percent to $3,863 million compared to 2005. TELDIX, acquired on March 31, 2005, and the E&S Simulation Business, acquired on May 26, 2006, provided $44 million and $20 million, respectively, or a total of 2 percentage points of this sales growth. The remainder of the sales increase resulted from 11 percent organic revenue growth in our Commercial Systems business and 10 percent organic revenue growth in our Government Systems business. Domestic sales growth continued to be driven by strong demand from the U.S. government and a strengthening commercial aerospace market, evidenced by increasing production rates at original equipment manufacturers and higher aircraft flight hours which have resulted in increased sales of commercial

Management’s Discussion and Analysis (continued)
avionics products and services. International sales growth was also due to the strengthening of the commercial aerospace market as well as the acquisitions of TELDIX and the E&S Simulation Business.
Cost of Sales
Total cost of sales is summarized as follows:

(dollars in millions)	2007	2006	2005
Total cost of sales	$3,092	$2,752	$2,502
Percent of total sales	70.0%	71.2%	72.6%
Cost of sales consists of all costs incurred to design and manufacture our products and includes research and development, raw material, labor, facility, product warranty and other related expenses.
The improvement in cost of sales as a percentage of total sales in 2007 in comparison to 2006 is primarily due to a combination of increased sales volume, productivity improvements, lower retirement benefit costs, and the benefit of a $5 million favorable adjustment to the restructuring reserve included in cost of sales in 2007 compared to an $11 million restructuring charge included in cost of sales in 2006. These improvements in 2007 were partially offset by higher incentive compensation and research and development costs.
The improvement in cost of sales as a percentage of total sales in 2006 in comparison to 2005 is primarily due to higher sales volume combined with productivity improvements, lower employee incentive compensation costs, and the absence of the $15 million write-off of certain indefinite-lived Kaiser tradenames from 2005. These improvements were partially offset by $11 million of restructuring charges included in cost of sales, higher pension costs, expensing stock-based compensation, and the impact of incremental lower margin revenues from our TELDIX and E&S Simulation Business acquisitions.
Research and development (R&D) expense is included as a component of cost of sales and is summarized as follows:

(dollars in millions)	2007	2006	2005
Customer-funded	$480	$443	$348
Company-funded	347	279	243

Total	$827	$722	$591

Percent of total sales	19%	19%	17%
R&D expense consists primarily of payroll-related expenses of employees engaged in research and development activities, engineering related product materials and equipment, and subcontracting costs. Total R&D expense increased $105 million, or 15 percent, from 2006 to 2007. The customer-funded portion of R&D expense increased primarily due to several defense-related programs that are in their development phases, including Joint Tactical Radio System (JTRS) and Future Combat Systems (FCS), as well as other networked communications programs and rotary wing and fixed wing flight deck and mission electronic system development programs. In addition, customer-funded development for the Boeing 787 and 747-8 programs contributed to the increase in customer-funded R&D expense. The company-funded portion of R&D expense increased primarily due to spending on certain new business jet platforms, the development of our next generation flight deck and cabin systems for the business aircraft market, and the enhancement of capabilities of other products and systems.
Total R&D expense increased $131 million, or 22 percent, from 2005 to 2006. The customer-funded portion of R&D expense increased primarily due to several defense-related programs that were in their development phases, including Ground Element Minimum Essential Emergency Communications Network System (GEMS), FCS, and other advanced communication and advanced data link programs. The company-funded portion of R&D expense increased primarily due to increased spending on the ARJ-21 regional jet, the Boeing 787 program, and various new business jet programs.
Looking forward to 2008, total R&D expenses are expected to increase by approximately 13 percent over 2007 and be in the range of $925 million to $950 million, or about 20% of total company sales. The forecast for 2008 includes anticipated increases in company-funded initiatives in both Commercial and Government Systems, with a higher rate of increase in customer-funded projects. The higher company-funded R&D, which is expected to represent about

Management’s Discussion and Analysis (continued)
40% of total R&D expenditures, is principally due to higher investments related to new air transport, business and regional jet platforms, several of which we are currently pursuing, as well as investments aimed at enhancing the capabilities of our core Commercial and Government Systems products and systems offerings. These increases will be partially offset by a significant decrease in investments related to the Boeing 787 program. The increase in customer-funded R&D is principally related to recently awarded and anticipated Government Systems development programs including the combat search and rescue (CSAR-X) and German CH-53 heavy lift helicopter programs, the KC-X aerial refueling tanker program, various C-130 aircraft avionics modernization programs, and the JTRS — Airborne, Maritime, Fixed program (JTRS-AMF).
Selling, General and Administrative Expenses

(dollars in millions)	2007	2006	2005
Selling, general and administrative expenses	$482	$441	$402
Percent of total sales	10.9%	11.4%	11.7%
Selling, general and administrative (SG&A) expenses consist primarily of personnel, facility, and other expenses related to employees not directly engaged in manufacturing, research or development activities. These activities include marketing and business development, finance, legal, information technology, and other administrative and management functions. SG&A expenses increased $41 million in 2007 as compared to 2006, primarily due to higher sales volume and higher incentive compensation costs, partially offset by productivity improvements, lower retirement benefit costs and the absence of $3 million of restructuring charges included in SG&A in 2006.
SG&A expenses increased $39 million in 2006 as compared to 2005, primarily due to higher payroll and pension expenses, expensing stock-based compensation, $3 million of restructuring charges included in SG&A, as well as our acquisitions of the E&S Simulation Business and TELDIX. These increases were partially offset by productivity improvements and lower employee incentive compensation costs.
Interest Expense

(in millions)	2007	2006	2005
Interest expense	$13	$13	$11
Interest expense remained flat at $13 million in both 2007 and 2006 primarily due to an increase in interest rates offset by a lower level of debt outstanding.
The increase in interest expense from 2005 to 2006 is primarily due to an increase in the average interest rate related to the variable portion of our long-term debt as well as two variable rate loan agreements entered into in June 2006 to facilitate our implementation of the cash repatriation provisions of the American Jobs Creation Act of 2004.
Other Income, Net

(in millions)	2007	2006	2005
Other income, net	$(15)	$(32)	$(17)
For information regarding the fluctuations in other income, net, see Note 15 in the consolidated financial statements.
Income Tax Expense

(dollars in millions)	2007	2006	2005
Income tax expense	$258	$212	$151
Effective income tax rate	30.6%	30.8%	27.6%

Management’s Discussion and Analysis (continued)
The effective income tax rate differed from the United States statutory tax rate for the reasons set forth below:

	2007	2006	2005
Statutory tax rate	35.0%	35.0%	35.0%
Research and development credit	(4.0)	(0.8)	(3.9)
Extraterritorial income exclusion	(0.5)	(3.0)	(2.9)
Domestic manufacturing deduction	(0.7)	(0.4)	—
State and local income taxes	1.1	0.5	1.4
Resolution of pre-spin deferred tax matters	—	—	(1.9)
Other	(0.3)	(0.5)	(0.1)

Effective income tax rate	30.6%	30.8%	27.6%

The difference between our effective tax rate and the statutory tax rate is primarily the result of the tax benefits derived from the Research and Development Tax Credit (R&D Tax Credit), which provides a tax benefit on certain incremental R&D expenditures, the Extraterritorial Income Exclusion (ETI), which provides a tax benefit on export sales, and the Domestic Manufacturing Deduction under Section 199 (DMD), which provides a tax benefit on U.S. based manufacturing.
The R&D Tax Credit expired effective December 31, 2005. The effective tax rate for 2006 reflects 3 months of benefit related to the R&D Tax Credit. Our 2007 effective income tax rate includes about a 1.5 percentage point retroactive benefit from 9 months of R&D Tax Credits applicable to the 2006 fiscal year due to the passage of legislation in the first quarter of 2007 that retroactively reinstated and extended the availability of R&D Tax Credits beyond December 31, 2006.
In October 2004, the American Jobs Creation Act of 2004 (the Act) was signed into law. The Act repeals and replaces the ETI with a new deduction for income generated from qualified production activities by U.S. manufacturers. The ETI export tax benefit completely phased out December 31, 2006 and the DMD benefit will be phased in through fiscal 2010. For 2007, the available DMD tax benefit is one-third of the full benefit that will be available in 2011. The amount of DMD tax benefit available in 2008, 2009 and 2010 will be two-thirds of the full benefit. As a result, the Act had an adverse impact on our effective tax rate in 2007 and is expected to have an adverse impact on our effective tax rate for years 2008 through 2010.
The Act provides for a special one-time deduction of 85 percent of certain foreign earnings repatriated into the U.S. from non-U.S. subsidiaries through September 30, 2006. During 2006, we repatriated $91 million in cash from non-U.S. subsidiaries into the U.S. under the provisions of the Act. The repatriation did not impact our effective income tax rate for the year ended September 30, 2006 as a $2 million tax liability was established during 2005 when the decision was made to repatriate the foreign earnings.
For 2008, our effective income tax rate is expected to be in the range of 32.5 percent to 33.5 percent in comparison to our 2007 effective income tax rate of 30.6 percent. The higher forecasted effective income tax rate for 2008 is principally due to the absence of the retroactive R&D Tax Credit benefit recognized in 2007 and higher projected taxable income. The projected 2008 effective tax rate assumes R&D Tax Credits are available for the entire fiscal year, although legislation authorizing R&D Tax Credits beyond December 31, 2007 has yet to be enacted.
Net Income and Diluted Earnings Per Share

(dollars and shares in millions, except per share amounts)	2007	2006	2005
Net income	$585	$477	$396
Net income as a percent of sales	13.3%	12.3%	11.5%
Diluted earnings per share	$3.45	$2.73	$2.20
Weighted average diluted common shares	169.7	174.5	180.2
Net income in 2007 increased 23 percent to $585 million, or 13.3 percent of sales, from net income in 2006 of $477 million, or 12.3 percent of sales. Diluted earnings per share increased 26 percent in 2007 to $3.45, compared to $2.73 in 2006. Earnings per share growth exceeded the growth rate in net income due to the favorable effect of our share repurchase program. These increases were primarily due to higher sales volume coupled with productivity improvements. Other items affecting comparability between 2007 and 2006 are detailed below.

Management’s Discussion and Analysis (continued)
Net income in 2006 increased 20 percent to $477 million, or 12.3 percent of sales, from net income in 2005 of $396 million, or 11.5 percent of sales. Diluted earnings per share increased 24 percent in 2006 to $2.73, compared to $2.20 in 2005. Earnings per share growth exceeded the growth rate in net income due to the favorable effect of our share repurchase program. These increases were primarily due to higher sales volume coupled with productivity improvements. Other items affecting comparability between 2006 and 2005 are detailed below.
Items Affecting Comparability
Income before income taxes was impacted by the items affecting comparability summarized in the table below. The identification of these items is important to the understanding of our results of operations.

(in millions)	2007	2006	2005
Gain on sale of corporate-level equity affiliate (A)	$—	$20	$—
Stock-based compensation	(17)	(18)	—
Restructuring (charge) adjustments (B)	5	(14)	—
Tradenames write-off (C)	—	—	(15)

Decrease to income before income taxes	$(12)	$(12)	$(15)

(A)	Gain on the sale of Rockwell Scientific Company, LLC, an equity affiliate that was jointly owned with Rockwell Automation, Inc. (see Note 8 in the consolidated financial statements).

(B)	Restructuring charge related to decisions to implement certain business realignment and facility rationalization actions. The adjustment in 2007 is primarily due to lower than expected employee separation costs.

(C)	The tradenames write-off relates to certain finite-lived Kaiser tradenames (see Note 7 in the consolidated financial statements).
Segment Financial Results
Government Systems
Overview and Outlook:
Our Government Systems business supplies defense communications and defense electronics systems, products, and services, which include subsystems, displays, navigation equipment and simulation systems, to the U.S. Department of Defense, other government agencies, civil agencies, defense contractors and foreign ministries of defense. The short and long-term performance of our Government Systems business is affected by a number of factors, including the amount and prioritization of defense spending by the U.S. and international governments, which is generally based on the underlying political landscape and security environment.
We expect 2008 to represent another year of higher levels of authorized global defense funding, with priority remaining high for defense electronics and communications solutions that meet the following needs of global military forces:
•	Networked and interoperable communications

•	Modernized aviation and mission electronics systems

•	Enhanced situational awareness

•	Precision navigation and guidance systems
These priority requirements match up well with our capabilities and the areas that we are focused on for future growth in our Government Systems business. Specifically, we’ve defined our growth areas as networked communications, open systems architecture and munitions navigation and advanced sensors. In each of these areas, we have already secured or are competing for significant program positions that will enable us to continue to deliver above-market rates of organic revenue growth. Some examples of key positions in these growth areas include our involvement in the JTRS program, FCS and a wide range of fixed wing and rotary wing cockpit and mission electronics systems on KC-135 refueling tankers, C-130 cargo aircraft and helicopters such as the Blackhawk, Chinook, Sea Stallion and several international platforms. We also have strong positions in the development and production of handheld and embedded navigation devices as well as precision guidance systems for smaller missiles and munitions. We expect our current and future positions in these focus areas to continue to be drivers for our growth going forward.

Management’s Discussion and Analysis (continued)
Risks affecting future performance of our Government Systems business include, but are not limited to, the potential impacts of geopolitical events, the overall funding and prioritization of the U.S. and international defense budgets, and our ability to win new business, successfully develop innovative solutions for our customers, and execute programs pursuant to contractual requirements.
In 2008, Government Systems revenues are expected to increase and account for about half of the Company’s total projected revenues. The revenue growth is expected to be derived from programs focused on meeting global military requirements for the development and procurement of networked communications systems, modernized electronics, and systems that provide precision guidance and enhanced situational awareness capabilities. Revenues from the recently completed acquisition of Information Technology & Applications Corporation (ITAC) are expected to contribute approximately one percentage point of Government Systems’ revenue growth. Sales of Defense Advanced GPS Receivers (DAGR) are expected to be flat to slightly lower. We project Government Systems’ 2008 operating margins to be slightly lower than the 19.8 percent segment operating margin reported in 2007 primarily due to expecting a higher proportion of 2008 revenues to be derived from lower margin development programs.
For additional disclosure on Government Systems’ segment operating earnings see Note 23 in the consolidated financial statements.
Government Systems’ Sales:
The following table represents Government Systems’ sales by product category:

(dollars in millions)	2007	2006	2005
Defense electronics	$1,510	$1,413	$1,232
Defense communications	721	630	578

Total	$2,231	$2,043	$1,810

Percent increase	9%	13%
Defense electronics sales increased $97 million, or 7 percent, in 2007 compared to 2006. Sales from acquired businesses, primarily the E&S Simulation Business, contributed $35 million, or 3 percentage points of the sales growth while organic sales increased $62 million, or 4 percent. The increase in organic sales was primarily due to higher DAGR equipment sales and higher revenues from various rotary and fixed wing aircraft electronics systems programs, partially offset by lower sales from simulation and training programs and certain European programs that have completed.
Defense communications sales increased $91 million, or 14 percent, in 2007 compared to 2006. This increase was primarily due to higher revenues from JTRS and other networked communication development programs as well as higher ARC-210 radio hardware and development program revenues.
Defense electronics sales increased $181 million, or 15 percent, in 2006 compared to 2005. TELDIX, acquired on March 31, 2005, provided $44 million, or 4 percentage points of this sales growth. The E&S Simulation Business, acquired on May 26, 2006, provided $12 million, or 1 percentage point of this sales growth. Defense electronics organic sales increased $125 million, or 10 percent, in 2006 compared to 2005. This sales growth is primarily due to higher revenues from the following:
•	Global positioning system equipment programs

•	Flight deck and mission electronic systems programs, including various programs for new and upgraded military helicopters, based on our open systems architecture

•	Helmet mounted tactical aircraft display programs
These increases in defense electronics sales were partially offset by a decrease in simulation and training revenues primarily due to delayed customer procurements.
Defense communications sales increased $52 million, or 9 percent, in 2006 compared to 2005. This increase in sales is attributable to higher advanced communications and data link development programs and ARC-210 radio equipment revenues which more than offset lower JTRS development program revenues.

Management’s Discussion and Analysis (continued)
Government Systems’ Segment Operating Earnings:

(dollars in millions)	2007	2006	2005
Segment operating earnings	$441	$402	$328
Percent of sales	19.8%	19.7%	18.1%
Government Systems’ operating earnings increased $39 million, or 10 percent, in 2007 compared to 2006 primarily due to the combination of higher sales, productivity improvements, net favorable contract adjustments, and lower retirement benefit costs, partially offset by higher incentive compensation and research and development costs.
Government Systems’ operating earnings increased $74 million, or 23 percent, in 2006 compared to 2005 primarily due to increased sales volume. Government Systems’ operating earnings as a percent of sales for 2006 was 19.7 percent compared with 18.1 percent for 2005. Operating margins were impacted by productivity improvements and lower employee incentive compensation costs, partially offset by higher pension costs and the impact of incremental lower margin revenues from our TELDIX and E&S Simulation Business acquisitions.
Commercial Systems
Overview and Outlook:
Our Commercial Systems business is a supplier of aviation electronics systems, products, and services to customers located throughout the world. The customer base is comprised of original equipment manufacturers (OEMs) of commercial air transport, business and regional aircraft, commercial airlines, fractional and other business aircraft operators. The near and long-term performance of our Commercial Systems business is impacted by general worldwide economic health, commercial airline flight hours, the financial condition of airlines worldwide, as well as corporate profits.
In 2008, we expect commercial aerospace market conditions to continue to be strong, driven by a number of anticipated factors, including:
•	Positive economic conditions, including continued projected growth in corporate profitability and worldwide GDP

•	Introduction of new, more efficient aircraft models

•	Strong international demand for new aircraft

•	High airline load factors and improving airline profitability

•	Projected growth in worldwide air traffic

•	Record high backlogs for manufacturers of air transport aircraft and continued solid order books for business aircraft manufacturers
All of these factors are expected to lead to higher production rates of new air transport, business and regional aircraft as well as increased demand for aftermarket service, support and equipment retrofit activities.
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
Risks related to our ability to capitalize on the commercial aerospace market recovery and attain our stated enterprise long-term growth targets include, among other things:
•	Our ability to develop products and execute on programs pursuant to contractual requirements, such as the development of systems and products for the Boeing 787 and business jet OEMs

•	The successful development and market acceptance of new or enhanced product, system and service solutions

Management’s Discussion and Analysis (continued)
In 2008, Commercial Systems revenues are expected to increase and account for about half of the Company’s total projected revenues. The increased revenues are expected to result from the positive impact of anticipated strong market conditions and expected share gains, particularly in the air transport avionics and business aircraft market areas, partially offset by the impact of a reduction in wide-body aircraft in-flight entertainment (IFE) products and systems revenues of about $50 million, principally related to reduced aftermarket retrofit activities. The decline of wide-body aircraft IFE products and systems revenues is due to our strategic decision announced in September 2005 to shift research and development resources away from traditional IFE systems for next generation wide-body aircraft to activities focused on higher value-added information management solutions. 2008 segment operating margin is expected to increase over the 22.2 percent operating margin reported in 2007 primarily due to the significant operating leverage Commercial Systems derives from incremental revenues.
For additional disclosure on Commercial Systems’ segment operating earnings see Note 23 in the consolidated financial statements.
Commercial Systems’ Sales:
The following table represents Commercial Systems’ sales by product category:

(dollars in millions)	2007	2006	2005
Air transport aviation electronics	$1,175	$968	$881
Business and regional aviation electronics	1,009	852	754

Total	$2,184	$1,820	$1,635

Percent increase	20%	11%
Prior year 2005 and 2006 air transport aviation electronics and business and regional aviation electronics product category sales have been reclassified to conform to the current year presentation.
Air transport aviation electronics sales increased $207 million, or 21 percent, in 2007 compared to 2006. Incremental sales from the E&S Simulation Business contributed $20 million, or 2 percentage points of the revenue growth. The 19 percent organic sales increase is primarily due to higher avionics products and systems sales to airlines and OEMs and higher aftermarket revenues, including initial sales of equipment for Boeing 787 simulators, as well as higher service and support and IFE revenues. Business and regional aviation electronics sales increased $157 million or 18 percent, in 2007 compared to 2006. This sales growth is attributed primarily to higher avionics sales to business jet OEMs and higher aftermarket service and support and avionics retrofit and spares revenues.
Air transport aviation electronics sales increased $87 million, or 10 percent, in 2006 compared to 2005. The E&S Simulation Business, acquired on May 26, 2006, provided $8 million, or 1 percentage point of this sales growth. Air transport aviation electronics organic sales increase is primarily due to higher sales of flight-deck avionics related to higher OEM deliveries and retrofits and spares activities, partially offset by lower IFE system and regulatory mandate revenues. Business and regional aviation electronics sales increased $98 million, or 13 percent, in 2006 compared to 2005. This sales growth is attributed to significantly higher sales of business jet flight-deck avionics and cabin electronics systems and products and higher service and support revenues, partially offset by lower avionics sales to regional jet OEMs and lower regulatory mandate program revenues.
The following table represents Commercial Systems’ sales based on the type of product or service:

(in millions)	2007	2006	2005
Original equipment	$1,097	$929	$778
Aftermarket	1,087	891	857

Total	$2,184	$1,820	$1,635

Original equipment sales increased $168 million, or 18 percent, in 2007 compared to 2006. This increase was primarily due to higher air transport avionics and IFE sales as well as higher business jet avionics products and systems. Aftermarket sales increased $196 million, or 22 percent, in 2007 compared to 2006. Incremental sales from the E&S Simulation Business contributed $20 million, or 2 percentage points of the revenue growth. Organic aftermarket sales increased $176 million, or 20 percent, due to higher sales across all product categories, with particular strength in air transport avionics spares sales resulting from the initial sales of equipment for Boeing 787 simulators as well as business and regional aftermarket activities.

Management’s Discussion and Analysis (continued)
Original equipment sales increased $151 million, or 19 percent, in 2006 compared to 2005 due to significantly higher sales of flight-deck avionics and cabin electronics systems and products for new business jet aircraft and higher sales of flight-deck avionics for new air transport aircraft. These sales increases were partially offset by lower avionics systems sales to regional jet OEMs and lower IFE system sales. Aftermarket sales increased $34 million, or 4 percent, in 2006 compared to 2005 as a result of higher avionics retrofit and spares sales, higher service and support revenues, and incremental E&S Simulation Business revenues, partially offset by lower regulatory mandate program and IFE system retrofit revenues.
Commercial Systems’ Segment Operating Earnings:

(dollars in millions)	2007	2006	2005
Segment operating earnings	$485	$370	$296
Percent of sales	22.2%	20.3%	18.1%
Commercial Systems’ operating earnings increased $115 million, or 31 percent, to $485 million, or 22.2 percent of sales, in 2007 compared to $370 million, or 20.3 percent of sales, in 2006. The increase in operating earnings and operating margin was primarily due to the combination of higher organic revenues, productivity improvements, and lower retirement benefit costs, partially offset by higher incentive compensation and research and development costs.
Commercial Systems’ operating earnings increased $74 million, or 25 percent, to $370 million, or 20.3 percent of sales, in 2006 compared to $296 million, or 18.1 percent of sales, in 2005. These significant increases were primarily due to the combination of increased sales volume, productivity improvements, and lower employee incentive compensation costs which more than offset higher research and development and pension costs.
General Corporate, Net

(in millions)	2007	2006	2005
General corporate, net	$(58)	$(60)	$(55)
General corporate, net was relatively flat in 2007 in comparison to 2006 as lower retirement benefit costs outpaced higher incentive compensation costs.
The increase in general corporate, net in 2006 over 2005 is primarily due to higher pension costs partially offset by lower employee incentive compensation costs.
Retirement Plans
Net benefit expense for pension benefits and other retirement benefits is as follows:

(in millions)	2007	2006	2005
Pension benefits	$9	$70	$31
Other retirement benefits	(5)	(2)	1

Net benefit expense	$4	$68	$32

Pension Benefits
We provide pension benefits to most of our employees in the form of defined benefit pension plans. Over the past number of years, the cost of providing retirement benefits under a defined benefit structure has become increasingly uncertain due to changes in discount rates and the volatility in the stock market. In response, we amended our U.S. qualified and non-qualified pension plans in 2003 covering all salary and hourly employees not covered by collective bargaining agreements to discontinue benefit accruals for salary increases and services rendered after September 30, 2006 (the Pension Amendment) and made significant contributions to our pension plans. Concurrently, we replaced this benefit by supplementing our existing defined contribution savings plan to include an additional company contribution effective October 1, 2006. The supplemental contribution to our existing defined contribution savings plan was $28 million in 2007. We believe this new benefit structure will achieve our objective of providing benefits that are both valued by our employees and whose costs and funding requirements are more consistent and predictable over the long-term.

Management’s Discussion and Analysis (continued)
Defined benefit pension expense for the years ended September 30, 2007, 2006, and 2005 was $9 million, $70 million, and $31 million, respectively. Increases in the funded status of our pension plans in 2007, primarily due to increases in the discount rate used to measure our pension obligations and the Pension Amendment, were the primary drivers for the decrease in defined benefit pension expense in 2007 in comparison to 2006. Decreases in the funded status of our pension plans, primarily due to decreases in the discount rate used to measure our pension obligations and higher than anticipated pensionable earnings, drove the increase in defined benefit pension expense in 2006 over 2005.
During 2007, the funded status of our pension plans improved from a deficit of $275 million at September 30, 2006 to a deficit of $64 million at September 30, 2007, primarily due to higher than expected asset returns and an increase in the discount rate used to measure our pension obligations from 6.5 percent to 6.6 percent.
In 2008, defined benefit pension plan costs are expected to decrease by approximately $13 million. The decrease is primarily due to the favorable impact of an increase in the defined benefit pension plan valuation discount rate used to measure our pension expense from 6.1 percent to 6.6 percent.
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
Other Retirement Benefits
We provide retiree medical and life insurance benefits to substantially all of our employees. We have undertaken two major actions over the past few years with respect to these benefits that have lowered both the current and future costs of providing these benefits:
•	In July of 2002, the pre-65 and post-65 retiree medical plans were amended to establish a fixed contribution to be paid by the company. Additional premium contributions will be required from participants for all costs in excess of this fixed contribution amount. This amendment has eliminated the risk to our company related to health care cost escalations for retiree medical benefits going forward as additional contributions will be required from retirees for all costs in excess of our fixed contribution amount.

•	As a result of the Medicare Prescription Drug, Improvement and Modernization Act of 2003, we amended our retiree medical plans on June 30, 2004 to discontinue post-65 prescription drug coverage effective January 1, 2008. Upon termination of these benefits, post-65 retirees will have the option of receiving these benefits through Medicare. On average, we expect that the prescription drug benefit to be provided by Medicare will be better than the benefit provided by our current post-65 drug plan as a result of the fixed company contribution plan design implemented in 2002.
Other retirement benefits expense (income) for the years ended September 30, 2007, 2006, and 2005 was $(5) million, $(2) million, and $1 million, respectively. The change in other retirement benefits expense (income) in 2007 and 2006 was primarily due to the major actions discussed above. We expect other retirement benefits income of approximately $2 million in 2008, primarily due to the actions discussed above.

Management’s Discussion and Analysis (continued)
FINANCIAL CONDITION AND LIQUIDITY
Cash Flow Summary
Our ability to generate significant cash flow from operating activities coupled with our access to the credit markets enables our company to execute our growth strategies and return value to our shareowners. During 2007, significant cash expenditures aimed at future growth and enhanced shareowner value were as follows:
•	$333 million of share repurchases

•	$125 million of property additions

•	$107 million of dividend payments

•	$32 million for business acquisitions, net of cash acquired
Operating Activities

(in millions)	2007	2006	2005
Cash provided by operating activities	$607	$595	$574
Increase in cash provided by operating activities of $12 million in 2007 compared to 2006 is primarily due to higher net income partially offset by higher tax payments and increases in working capital, particularly inventories and receivables, to support higher sales volumes and the launch of new commercial and military aircraft programs.
The increase in cash flows provided by operating activities of $21 million in 2006 compared to 2005 was principally due to higher net income of $81 million and lower pension plan contributions of $48 million, partially offset by $104 million in higher income tax payments.
In 2008, cash provided by operating activities is expected to be in the range of $675 million to $725 million, an anticipated increase of about 15 percent over 2007 cash provided by operating activities. The projected increase is principally due to the positive impact of higher net income and improved working capital performance in the areas of inventories and receivables, partially offset by higher income tax payments and a higher level of deferred pre-production engineering costs related to new aircraft programs. The projected 2008 cash provided by operating activities range can accommodate a discretionary U.S. qualified defined benefit pension plan contribution up to $75 million. In addition, the projected 2008 cash provided by operating activities range anticipates the collection of approximately $70 million to $80 million of receivables related to the Boeing 787 program. Collection of these receivables during 2008 may be at risk due to the projected delay in delivery of the first aircraft until late in calendar year 2008.
Investing Activities

(in millions)	2007	2006	2005
Cash used for investing activities	$(153)	$(159)	$(134)
Net cash paid for acquisitions was $32 million in 2007 compared to $100 million in 2006. Capital expenditures decreased to $125 million in 2007 from $144 million in 2006. We also received proceeds of $14 million in 2007 from the recovery of a license fee, while in 2006 we received proceeds of $84 million from the sale of Rockwell Scientific Company, LLC, an equity affiliate that was jointly owned with Rockwell Automation, Inc.
Net cash paid for the 2006 business acquisitions was $100 million compared to $19 million of net cash paid for the TELDIX acquisition in 2005. Proceeds from the sale of Rockwell Scientific Company, LLC, an equity affiliate that was jointly owned with Rockwell Automation, Inc., were $84 million in 2006. Capital expenditures increased to $144 million in 2006 from $111 million in 2005.
We expect capital expenditures for 2008 to be approximately $170 million, or about 3.6% of sales. The higher level of projected spending in 2008 is primarily due to the construction of new engineering facilities in Cedar Rapids, Iowa

Management’s Discussion and Analysis (continued)
and Richardson, Texas as well as an increased level of investment in test equipment, all in support of recent and anticipated program wins that continue to drive our growth.
Financing Activities

(in millions)	2007	2006	2005
Cash used for financing activities	$(373)	$(441)	$(487)
The change in cash used for financing activities in 2007 over 2006 is attributed to the following factors:
•	In 2007 we repurchased 4.6 million shares of common stock at a cost of $314 million compared to repurchases of 9.3 million shares at a cost of $492 million in 2006. In addition, in 2007 we paid $19 million related to the settlement of an accelerated share repurchase agreement executed in 2006.

•	In 2007 we received $61 million from the exercise of stock options compared to $73 million in 2006.

•	In 2007 we paid cash dividends of $107 million compared to $96 million in 2006.

•	In 2007 we repaid $27 million of the $46 million long-term variable rate loan facilities that were entered into in 2006.
The change in cash used for financing activities in 2006 compared to 2005 is primarily due to two variable rate loan agreements entered into in 2006 that provided $46 million of cash to facilitate our implementation of the cash repatriation provisions of the American Jobs Creation Act of 2004. Other factors impacting cash used for financing activities in 2006 include the following:
•	In 2006 we repurchased 9.3 million shares of common stock at a cost of $492 million compared to 10.6 million shares at a cost of $498 million in 2005.

•	In 2006 we received $73 million from the exercise of stock options compared to $96 million in 2005.

•	We paid cash dividends of $96 million in 2006 compared to $85 million in 2005 reflecting an increase in our quarterly dividend from 12 cents to 16 cents per share effective the third quarter of 2006.

•	We received a $28 million excess tax benefit from the exercise of stock options in 2006. In connection with the adoption of SFAS 123R as of October 1, 2005, the excess tax benefit from the exercise of stock options is classified as a financing activity, in 2006. During 2005, excess tax benefits from the exercise of stock options were classified as an operating activity.
Share Repurchase Program
Strong cash flow from operations provided funds for repurchasing our common stock under our share repurchase program as follows:

(in millions, except per share amounts)	2007	2006	2005
Amount of share repurchases	$333	$492	$498
Number of shares repurchased	4.6	9.3	10.6
Weighted average price per share	$68.31	$52.82	$47.20
In 2007 we paid $19 million, which is reflected in the table above, related to the settlement of an accelerated share repurchase agreement executed in 2006. In October 2007 (subsequent to year-end), we entered into an accelerated share repurchase agreement with an investment bank under which we repurchased 3 million shares of our outstanding commons shares for an initial price of $224 million which reduced our overall authorization to $16 million. See Note 18 in the consolidated financial statements for further discussion of this agreement. Historically, we have executed share repurchases when cash flow from operations is not being used for other investing or financing activities, such as acquisitions or debt reduction.
Dividends
We declared and paid cash dividends of $107 million, $96 million, and $85 million in 2007, 2006, and 2005, respectively. The increase in cash dividends in 2007 and 2006 was the result of an increase in the quarterly cash dividend from 12 cents to 16 cents per share beginning with the dividend paid June 5, 2006. Based on our current dividend policy, we will pay quarterly cash dividends which, on an annual basis, will equal $0.64 per share. We expect to fund dividends using cash generated from operations. The declaration and payment of dividends, however, will be at the sole discretion of the Board of Directors.

Management’s Discussion and Analysis (continued)
Liquidity
In addition to cash provided by operating activities, we utilize a combination of short-term and long-term debt to finance operations. Our primary source of short-term liquidity is through borrowings in the commercial paper market. Our access to that market is facilitated by the strength of our credit ratings and an $850 million committed credit facility with several banks (Revolving Credit Facility). Our current ratings as provided by Moody’s Investors Service (Moody’s), Standard & Poor’s and Fitch, Inc. are A-1 / A / A, respectively, for long-term debt and P-1 / A-1 / F-1, respectively, for short-term debt. Moody’s, Standard & Poor’s and Fitch, Inc. have stable outlooks on our credit rating.
Under our commercial paper program, we may sell up to $850 million face amount of unsecured short-term promissory notes in the commercial paper market. The commercial paper notes may bear interest or may be sold at a discount and have a maturity of not more than 364 days from time of issuance. Borrowings under the commercial paper program are available for working capital needs and other general corporate purposes. There were no commercial paper borrowings outstanding at September 30, 2007.
Our Revolving Credit Facility consists of an $850 million five-year unsecured revolving credit agreement entered into on May 24, 2005 and amended in 2007 to extend the term to 2012, with options to further extend the term for up to two one-year periods and/or increase the aggregate principal amount up to $1.2 billion. These options are subject to the approval of the lenders. The Revolving Credit Facility exists primarily to support our commercial paper program, but is available to us in the event our access to the commercial paper market is impaired or eliminated. Our only financial covenant under the Revolving Credit Facility requires that we maintain a consolidated debt to total capitalization ratio of not greater than 60 percent. Our debt to total capitalization ratio at September 30, 2007 was 11 percent. The Revolving Credit Facility contains covenants that require us to satisfy certain conditions in order to incur debt secured by liens, engage in sale/leaseback transactions, or merge or consolidate with another entity. The Revolving Credit Facility does not contain any rating downgrade triggers that would accelerate the maturity of our indebtedness. In addition, short-term credit facilities available to foreign subsidiaries amounted to $63 million as of September 30, 2007, of which $24 million was utilized to support commitments in the form of commercial letters of credit. There are no significant commitment fees or compensating balance requirements under any of our credit facilities. At September 30, 2007, there were no borrowings outstanding under any of our credit facilities.
In addition to our credit facilities and commercial paper program, we have a shelf registration statement filed with the Securities and Exchange Commission covering up to $750 million in debt securities, common stock, preferred stock or warrants that may be offered in one or more offerings on terms to be determined at the time of sale. On November 20, 2003, we issued $200 million of debt due December 1, 2013 (the Notes) under the shelf registration statement. The Notes contain covenants that require us to satisfy certain conditions in order to incur debt secured by liens, engage in sale/leaseback transactions, or merge or consolidate with another entity. At September 30, 2007, $550 million of the shelf registration was available for future use.
During June 2006 we entered into two variable rate loan agreements to facilitate our implementation of the cash repatriation provisions of the American Jobs Creation Act of 2004 as follows:
•	Five-year unsecured variable rate loan facility agreement for 11.5 million British pounds ($21 million). This loan facility was repaid in 2007.

•	Five-year unsecured variable rate loan facility agreement for 20.4 million euros ($25 million).
The variable rate loan facility agreement contains customary loan covenants, none of which are financial covenants. Failure to comply with customary covenants or the occurrence of customary events of default contained in the agreement would require the repayment of any outstanding borrowings under the agreement. As of September 30, 2007, $24 million was outstanding under the variable rate loan facility agreement.
If our credit ratings were to be adjusted downward by the rating agencies, the implications of such actions could include impairment or elimination of our access to the commercial paper market and an increase in the cost of borrowing. In the event that we do not have access to the commercial paper market, alternative sources of funding could include borrowings under the Revolving Credit Facility, funds available from the issuance of securities under our shelf registration, and potential asset securitization strategies.

Management’s Discussion and Analysis (continued)
Contractual Obligations
The following table summarizes certain of our contractual obligations as of September 30, 2007, as well as when these obligations are expected to be satisfied:

	Payments Due by Period
		Less than	1 - 3	4 - 5
(in millions)	Total	1 Year	Years	Years	Thereafter
Long-term debt	$224	$—	$—	$24	$200
Interest on long-term debt	65	11	22	20	12
Non-cancelable operating leases	178	41	67	33	37
Purchase obligations:
Purchase orders	1,027	850	166	10	1
Purchase contracts	41	19	21	1	—

Total	$1,535	$921	$276	$88	$250

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
Income Taxes
At the end of each quarterly reporting period, we estimate an effective income tax rate that is expected to be applicable for the full fiscal year. The estimate of our effective income tax rate involves significant judgments resulting from uncertainties in the application of complex tax regulations across many jurisdictions, implementation of tax planning strategies, and estimates as to the jurisdictions where income is expected to be earned. These estimates may be further complicated by new laws, new interpretations of existing laws, and rulings by taxing authorities. Due to the subjectivity and complex nature of these underlying issues, our actual effective income tax rate and related tax liabilities may differ from our initial estimates. Differences between our estimated and actual effective income tax rates and related liabilities are recorded in the period they become known or as our estimates are revised based on additional information. The resulting adjustment to our income tax expense could have a material effect on our results of operations in the period the adjustment is recorded. A one percentage point change in our effective income tax rate would change our annual net income by approximately $8 million.
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
Goodwill
As of September 30, 2007, we had $544 million of goodwill resulting from various acquisitions. We perform impairment tests on goodwill on an annual basis during the second quarter of each fiscal year, or on an interim basis if events or circumstances indicate that it is more likely than not that impairment has occurred.

Management’s Discussion and Analysis (continued)
Goodwill is potentially impaired if the carrying value of the reporting unit that contains the goodwill exceeds its estimated fair value. The fair values of our reporting units are determined with the assistance of third-party valuation experts using a combination of an income approach, which estimates fair value based upon future discounted cash flows, and a market approach, which estimates fair value using market multiples, ratios, and valuations of a set of comparable public companies within our industry.
The valuation methodology and underlying financial information that is used to estimate the fair value of our reporting units requires significant judgments to be made by management. These judgments include, but are not limited to, the long-term projections of future financial performance and the selection of appropriate discount rates used to present value future cash flows. Our five-year strategic operating plan serves as the basis for these valuations and represents our best estimate of future business conditions in our industry as well as our ability to compete. Discount rates are determined based upon the weighted average cost of capital for a set of comparable companies adjusted for risks associated with our different operations. Our goodwill impairment tests that were performed in the second quarter of 2007 yielded no impairments. If there was a significant downturn in our business, we could incur a goodwill impairment.
Warranty
Accrued liabilities are recorded on our Statement of Financial Position to reflect our contractual obligations relating to warranty commitments to our customers. We provide warranty coverage of various lengths and terms to our customers depending on standard offerings and negotiated contractual agreements. We record an estimate for warranty expense at the time of sale based on historical warranty return rates and repair costs. We believe our primary source of warranty risk relates to our in-flight entertainment products and extended warranty terms across all businesses. At September 30, 2007, we have recorded $213 million of warranty liabilities. Should future warranty experience differ materially from our historical experience, we may be required to record additional warranty liabilities which could have a material adverse effect on our results of operations and cash flows in the period in which these additional liabilities are required.
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
Discount rates are used to determine the present value of our pension obligations and also affect the amount of pension expense recorded in any given period. We estimate this discount rate based on the rates of return of high quality, fixed-income investments with maturity dates that reflect the expected time horizon that benefits will be paid (see Note 11 in the consolidated financial statements). Changes in the discount rate could have a material effect on our reported pension obligations and related pension expense.
The expected rate of return is our estimate of the long-term earnings rate on our pension plan assets and is based upon both historical long-term actual and expected future investment returns considering the current investment mix of plan assets. Differences between the actual and expected rate of return on plan assets can impact our expense for pension benefits.

Management’s Discussion and Analysis (continued)
Holding all other factors constant, the estimated impact on 2008 pension expense caused by hypothetical changes to key assumptions is as follows:

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
Management believes its primary source of risk for excess and obsolete inventory is derived from the following:
•	Our in-flight entertainment inventory, which tends to experience quicker technological obsolescence than our other products. In-flight entertainment inventory at September 30, 2007 was $97 million.

•	Life-time buy inventory, which consists of inventory that is typically no longer being produced by our vendors but for which we purchase multiple years of supply in order to meet production and service requirements over the life span of a product. Total life-time buy inventory on hand at September 30, 2007 was $100 million.
At September 30, 2007, we had $99 million of inventory valuation reserves recorded on $1,019 million of total inventory on hand. Although management believes these reserves are adequate, any abrupt changes in market conditions may require us to record additional inventory valuation reserves which could have a material adverse effect on our results of operations in the period in which these additional reserves are required.
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
At September 30, 2007, we had $200 million of 4.75 percent fixed rate long-term debt obligations outstanding with a carrying value of $199 million and a fair value of $192 million. We converted $100 million of this fixed rate debt to floating rate debt bearing interest at six-month LIBOR less 7.5 basis points by executing “receive fixed, pay variable” interest rate swap contracts. A hypothetical 10 percent increase or decrease in average market interest rates would have decreased or increased the fair value of our long-term debt, exclusive of the effects of the interest rate swap contracts, by $5 million and $5 million, respectively. The fair value of the $100 million notional value of interest rate swap contracts was a $1 million liability at September 30, 2007. A hypothetical 10 percent increase or decrease in average market interest rates would decrease or increase the fair value of our interest rate swap contracts by $2 million and $2 million, respectively. Inclusive of the effect of the interest rate swaps, a hypothetical 10 percent

Management’s Discussion and Analysis (continued)
increase or decrease in average market interest rates would not have a material effect on our pretax income. For more information related to outstanding debt obligations and derivative financial instruments, see Notes 10 and 17 in the consolidated financial statements.
Foreign Currency Risk
We transact business in various foreign currencies which subjects our cash flows and earnings to exposure related to changes to foreign currency exchange rates. We attempt to manage this exposure through operational strategies and the use of foreign currency forward exchange contracts (foreign currency contracts). All foreign currency contracts are executed with creditworthy banks and are denominated in currencies of major industrial countries. The majority of our non-functional currency firm and anticipated receivables and payables are hedged using foreign currency contracts. It is our policy not to manage exposure to net investments in foreign subsidiaries or enter into derivative financial instruments for speculative purposes. Notional amounts of outstanding foreign currency forward exchange contracts were $205 million and $190 million at September 30, 2007 and 2006, respectively. Notional amounts are stated in U.S. dollar equivalents at spot exchange rates at the respective dates. Principal currencies that are hedged include the European euro, British pound sterling, and Japanese yen. The duration of foreign currency contracts is generally two years or less. The net fair value of these foreign currency contracts at September 30, 2007 and 2006 were net liabilities of $5 million and $3 million, respectively. If the U.S. dollar increased or decreased in value against all currencies by a hypothetical 10 percent, the effect on the fair value of the foreign currency contracts, our results of operations, cash flows, or financial condition would not be significant at September 30, 2007.
For more information related to outstanding foreign currency forward exchange contracts, see Note 17 in the consolidated financial statements.
CAUTIONARY STATEMENT
This Annual Report to Shareowners, and documents that are incorporated by reference to our Annual Report on Form 10-K filed with the SEC, contain statements, including certain projections and business trends, accompanied by such phrases as “believes”, “estimates”, “expects”, “could”, “likely”, “anticipates”, “will”, “intends”, and other similar expressions, that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to the potential impacts of geopolitical events, the financial condition of our customers (including major U.S. airlines), the health of the global economy, the continued recovery of the commercial aerospace industry and the continued support for military transformation and modernization programs; delays related to the award of domestic and international contracts; the potential adverse impact of oil prices on the commercial aerospace industry; the cost of the global war on terrorism on U.S. government military procurement expenditures and program budgets; changes in domestic and foreign government spending, budgetary and trade policies adverse to our businesses; market acceptance of our new and existing technologies, products and services; reliability of and customer satisfaction with our products and services; favorable outcomes on or potential cancellation or restructuring of contracts, orders or program priorities by our customers; customer bankruptcies; recruitment and retention of qualified personnel; risk of a labor strike in fiscal year 2008 as collective bargaining agreements expire in May 2008; performance of our suppliers and subcontractors; risks inherent in fixed price contracts, particularly the risk of cost overruns; risk of significant disruption to air travel; our ability to execute to our internal performance plans such as our productivity improvement and cost reduction initiatives; achievement of our acquisition and related integration plans; continuing to maintain our planned effective tax rates, including the risk that Congress will not enact research and development tax credit legislation applicable to all of fiscal year 2008; our ability to develop contract compliant systems and products and satisfy our contractual commitments; risk of fines and penalties related to noncompliance with export control regulations; risk of asset impairments; government claims related to our pension plan freeze; our ability to win new business and convert those orders to sales within the fiscal year in accordance with our annual operating plan; and the uncertainties of the outcome of litigation, as well as other risks and uncertainties, including but not limited to those detailed herein and from time to time in our Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof.

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
Management assessed the effectiveness of Rockwell Collins’ internal control over financial reporting as of September 28, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on this assessment, management determined that Rockwell Collins, Inc. maintained effective internal control over financial reporting as of September 28, 2007.
Management’s assessment of the effectiveness of Rockwell Collins’ internal control over financial reporting as of September 28, 2007 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ Clayton M. Jones	/s/ Patrick E. Allen

Clayton M. Jones	Patrick E. Allen
Chairman, President &	Senior Vice President &
Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareowners of
Rockwell Collins, Inc.
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Rockwell Collins, Inc. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of September 28, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
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
In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of September 28, 2007, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 28, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended September 28, 2007 of the Company and our report dated October 31, 2007, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s change as of the beginning of fiscal 2006 in its method of accounting for employee stock-based compensation, as of the beginning of fiscal year 2007 in its measurement date for its defined benefit plans, and as of September 28, 2007 in its method of accounting for the funded status of its defined benefit plans.
/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
October 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareowners of
Rockwell Collins, Inc.
We have audited the accompanying consolidated statement of financial position of Rockwell Collins, Inc. and subsidiaries (the “Company”) as of September 28, 2007 and September 29, 2006, and the related consolidated statements of operations, cash flows, and shareowners’ equity and comprehensive income for each of the three years in the period ended September 28, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of September 28, 2007 and September 29, 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 28, 2007, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 13 to the consolidated financial statements, as of the beginning of fiscal 2006 the Company changed its method of accounting for employee stock-based compensation. Also, as discussed in Note 11 to the consolidated financial statements, as of the beginning of fiscal 2007 the Company changed its measurement date for its defined benefit plans and as of September 28, 2007 the Company changed its method of accounting for the funded status of its defined benefit plans.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of September 28, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 31, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
October 31, 2007

ROCKWELL COLLINS, INC.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions, except per share amounts)

	September 30
	2007	2006
ASSETS
Current Assets:
Cash and cash equivalents	$231	$144
Receivables	883	821
Inventories	823	727
Current deferred income taxes	176	168
Other current assets	56	67

Total current assets	2,169	1,927

Property	607	552
Intangible Assets	147	137
Goodwill	544	517
Prepaid Pension Asset	88	—
Other Assets	195	145

TOTAL ASSETS	$3,750	$3,278

LIABILITIES AND SHAREOWNERS’ EQUITY
Current Liabilities:
Accounts payable	$395	$324
Compensation and benefits	305	268
Advance payments from customers	304	246
Product warranty costs	213	189
Income taxes payable	29	54
Other current liabilities	213	243

Total current liabilities	1,459	1,324

Long-Term Debt	223	245
Retirement Benefits	359	421
Other Liabilities	136	82

Shareowners’ Equity:
Common stock ($0.01 par value; shares authorized: 1,000; shares issued: 183.8)	2	2
Additional paid-in capital	1,353	1,305
Retained earnings	1,533	1,105
Accumulated other comprehensive loss	(336)	(393)
Common stock in treasury, at cost (shares held: 2007, 18.0; 2006, 16.7)	(979)	(813)

Total shareowners’ equity	1,573	1,206

TOTAL LIABILITIES AND SHAREOWNERS’ EQUITY	$3,750	$3,278

See Notes to Consolidated Financial Statements.

ROCKWELL COLLINS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(in millions, except per share amounts)

	Year Ended September 30
	2007	2006	2005
Sales:
Product sales	$4,007	$3,482	$3,072
Service sales	408	381	373

Total sales	4,415	3,863	3,445

Costs, expenses and other:
Product cost of sales	2,819	2,491	2,242
Service cost of sales	273	261	260
Selling, general and administrative expenses	482	441	402
Interest expense	13	13	11
Other income, net	(15)	(32)	(17)

Total costs, expenses and other	3,572	3,174	2,898

Income before income taxes	843	689	547

Income tax provision	258	212	151

Net income	$585	$477	$396

Earnings per share:
Basic	$3.50	$2.77	$2.24
Diluted	$3.45	$2.73	$2.20

Weighted average common shares:
Basic	167.1	172.0	177.0
Diluted	169.7	174.5	180.2

Cash dividends per share	$0.64	$0.56	$0.48
See Notes to Consolidated Financial Statements.

ROCKWELL COLLINS, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions)

	Year Ended September 30
	2007	2006	2005
Operating Activities:
Net income	$585	$477	$396
Adjustments to arrive at cash provided by operating activities:
Gain on sale of equity affiliate	—	(20)	—
Restructuring charge (adjustment) and tradenames write-off	(5)	14	15
Depreciation	96	85	85
Amortization of intangible assets	22	21	19
Stock-based compensation	17	18	—
Compensation and benefits paid in common stock	58	50	69
Tax benefit from exercise of stock options	34	28	35
Excess tax benefit from stock-based compensation	(33)	(28)	—
Deferred income taxes	43	33	31
Pension plan contributions	(90)	(66)	(114)
Changes in assets and liabilities, excluding effects of acquisitions and foreign currency adjustments:
Receivables	(126)	(78)	(108)
Inventories	(128)	(43)	(9)
Accounts payable	55	35	39
Advance payments from customers	61	24	32
Income taxes	(23)	(12)	34
Compensation and benefits	41	(16)	30
Other assets and liabilities	—	73	20

Cash Provided by Operating Activities	607	595	574

Investing Activities:
Property additions	(125)	(144)	(111)
Acquisition of businesses, net of cash acquired	(32)	(100)	(19)
Proceeds (payments) from sale of investment in equity affiliate	(2)	84	—
Acquisition of intangible assets	(8)	—	(7)
Proceeds from settlement of discontinued license agreement	14	—	—
Proceeds from disposition of property	—	1	3

Cash Used for Investing Activities	(153)	(159)	(134)

Financing Activities:
Purchases of treasury stock	(333)	(492)	(498)
Cash dividends	(107)	(96)	(85)
Proceeds from exercise of stock options	61	73	96
Net proceeds from issuance of long-term debt	—	46	—
Excess tax benefit from stock-based compensation	33	28	—
Payments on long-term debt	(27)	—	—

Cash Used for Financing Activities	(373)	(441)	(487)

Effect of exchange rate changes on cash and cash equivalents	6	4	(4)

Net Change in Cash and Cash Equivalents	87	(1)	(51)
Cash and Cash Equivalents at Beginning of Year	144	145	196

Cash and Cash Equivalents at End of Year	$231	$144	$145

See Notes to Consolidated Financial Statements.

ROCKWELL COLLINS, INC.
CONSOLIDATED STATEMENT OF SHAREOWNERS’ EQUITY
AND COMPREHENSIVE INCOME
(in millions)

	Year Ended September 30
	2007	2006	2005
Common Stock
Beginning and ending balance	$2	$2	$2

Additional Paid-In Capital
Beginning balance	1,305	1,263	1,228
Tax benefit from exercise of stock options	33	28	35
Stock-based compensation	17	18	—
Other	(2)	(4)	—

Ending balance	1,353	1,305	1,263

Retained Earnings
Beginning balance	1,105	771	492
Net income	585	477	396
Cash dividends	(107)	(96)	(85)
Shares issued under stock option and benefit plans	(45)	(47)	(32)
Defined benefit plans remeasurement adjustment	(5)	—	—

Ending balance	1,533	1,105	771

Accumulated Other Comprehensive Income (Loss)
Beginning balance	(393)	(604)	(397)
Minimum pension liability adjustment	369	199	(200)
Defined benefit plans recognition adjustment	(329)	—	—
Currency translation gain (loss)	19	11	(6)
Foreign currency cash flow hedge adjustment	(2)	1	(1)

Ending balance	(336)	(393)	(604)

Common Stock in Treasury
Beginning balance	(813)	(493)	(192)
Share repurchases	(333)	(492)	(498)
Shares issued from treasury	167	172	197

Ending balance	(979)	(813)	(493)

Total Shareowners’ Equity	$1,573	$1,206	$939

Comprehensive Income
Net income	$585	$477	$396
Other comprehensive income (loss), net of deferred taxes (2007, $(216); 2006, $(117); 2005, $117)	386	211	(207)

Comprehensive income	$971	$688	$189

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

The Company defers certain pre-production engineering costs as work-in-process inventory in connection with long-term supply arrangements that contain contractual guarantees for reimbursement from customers. Such customer guarantees generally take the form of a minimum order quantity with quantified reimbursement amounts if the minimum order quantity is not taken by the customer. Such costs are typically deferred to the extent of the contractual guarantees and are generally amortized over a period of 2 to 6 years as a component of Cost of Sales as revenue is recognized on the minimum order quantity. Deferred pre-production engineering costs were $126 million and $96 million at September 30, 2007 and 2006, respectively. Pre-production engineering costs incurred pursuant to supply arrangements that do not contain customer guarantees for reimbursement are expensed as incurred.

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

Significant renewals and betterments are capitalized and replaced units are written off. Maintenance and repairs, as well as renewals of minor amounts, are charged to expense in the period incurred. The fair value of liabilities associated with the retirement of property is recorded when there is a legal or contractual requirement to incur such costs and the costs are reasonably estimable. Upon the initial recognition of a contractual or legal liability for an asset retirement obligation, the Company capitalizes the asset retirement cost by increasing the carrying amount of the property by the same amount as the liability. This asset retirement cost is then depreciated over the estimated useful life of the underlying property. The Company had no significant asset retirement obligations at September 30, 2007 and 2006.

Goodwill and Intangible Assets

Goodwill and intangible assets generally result from business acquisitions. Business acquisitions are accounted for under the purchase method by assigning the purchase price to tangible and intangible assets acquired and liabilities assumed, including research and development projects which have not yet reached technological feasibility and have no alternative future use (purchased research and development). Assets acquired and liabilities assumed are recorded at their fair values; the fair value of purchased research and development is immediately charged to expense; and the excess of the purchase price over the amounts assigned is recorded as goodwill. Assets acquired and liabilities assumed are allocated to the Company’s reporting units based on the Company’s integration plans and internal reporting structure. Purchased

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
intangible assets with finite lives are amortized over their estimated useful lives. Goodwill and intangible assets with indefinite lives are not amortized, but reviewed at least annually for impairment.

Customer Incentives

Rockwell Collins provides sales incentives to certain commercial customers in connection with sales contracts. Incentives consisting of cash payments or customer account credits are recognized as a reduction of sales and incentives consisting of free product are recognized as cost of sales.

Incentives given to customers prior to delivering products or performing services are recorded as a customer relationship intangible asset and amortized over the period the Company has received a contractually enforceable right related to the incentive. Incentives included in Intangible Assets were $36 million and $13 million at September 30, 2007 and 2006, respectively.

Incentives earned by customers based on purchases of Company products or services are recognized as a liability when the related sale is recorded. The liability for these incentives is included in Other Current Liabilities.

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

Goodwill and indefinite-lived intangible assets are tested annually for impairment with more frequent tests performed if indications of impairment exist. The Company’s annual impairment testing date is in the second quarter of each fiscal year. Impairment for intangible assets with indefinite lives exists if the carrying value of the intangible asset exceeds its fair value. Goodwill is potentially impaired if the carrying value of a “reporting unit” exceeds its estimated fair value. Management determines fair value using a discounted future cash flow analysis or other accepted valuation techniques. The Company’s annual impairment testing performed in the second quarter of 2007, 2006, and 2005 yielded no impairments. See Note 7 for a discussion of the tradenames write-off recorded in the fourth quarter of 2005.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
All derivative financial instruments are recorded at fair value in the Statement of Financial Position. For a derivative that has not been designated as an accounting hedge, the change in the fair value is recognized immediately through earnings. For a derivative that has been designated as an accounting hedge of an existing asset or liability (a fair value hedge), the change in the fair value of both the derivative and underlying asset or liability is recognized immediately through earnings. For a derivative designated as an accounting hedge of an anticipated transaction (a cash flow hedge), the change in the fair value is recorded on the Statement of Financial Position in Accumulated Other Comprehensive Loss to the extent the derivative is effective in mitigating the exposure related to the anticipated transaction. The change in the fair value related to the ineffective portion of the hedge, if any, is immediately recognized in earnings. The amount recorded within Accumulated Other Comprehensive Loss is reclassified in earnings in the same period during which the underlying hedged transaction affects earnings. The Company does not exclude any amounts from the measure of effectiveness for both fair value and cash flow hedges.
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
Concentration of Risks
The Company’s products and services are concentrated within the aerospace and defense industries with customers consisting primarily of military and commercial aircraft manufacturers, commercial airlines, and the United States and international governments. As a result of this industry focus, the Company’s current and future financial performance is largely dependent upon the overall economic conditions within these industries. In particular, the commercial aerospace market has been historically cyclical and subject to downturns during periods of weak economic conditions, which could be prompted by or exacerbated by political or other domestic or international events. The defense market may be affected by changes in budget appropriations, procurement policies, political developments both domestically and abroad, and other factors. While management believes the Company’s product offerings are well positioned to meet the needs of its customer base, any material deterioration in the economic and environmental factors that impact the aerospace and defense industries could have a material adverse effect on the Company’s results of operations, financial position or cash flows.
In addition to the overall business risks associated with the Company’s concentration within the aerospace and defense industries, the Company is also exposed to a concentration of collection risk on credit extended to commercial airlines. Accounts receivable due from U.S. and international commercial airlines at September 30, 2007 was approximately $23 million and $91 million, respectively. The Company performs ongoing credit evaluations on the financial condition of all of its commercial airline customers and maintains allowances for uncollectible accounts receivable based on expected collectibility. Although management believes its allowances are adequate, the Company is not able to predict with certainty the changes in the financial stability of its customers. Any material change in the financial status of any one or group of customers could have a material adverse effect on the Company’s results of operations, financial position or cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2007, approximately 12 percent of the Company’s employees were represented by collective bargaining agreements. Collective bargaining agreements representing approximately 11 percent of the Company’s employees expire within one year. Failure to reach new agreements with these collective bargaining units could result in work stoppages which could adversely affect the Company’s results of operations, financial position, or cash flows.
Recently Issued Accounting Standards
In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 permits entities to choose to measure certain eligible financial assets and financial liabilities at fair value (the fair value option). SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. Unrealized gains and losses on items for which the fair value option is elected would be reported in earnings. SFAS 159 is effective for the Company’s year ending September 30, 2009. The Company is currently evaluating whether to elect the fair value option for eligible financial assets and/or financial liabilities and the impact, if any, of SFAS 159 on the Company’s financial statements.
In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (SFAS 158). Under SFAS 158, companies must: a) recognize a net liability or asset to report the funded status of their defined benefit plans on their statement of financial position, b) measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year, and c) recognize changes in the funded status of a defined benefit plan in the year in which the changes occur in comprehensive income. During the first quarter of 2007, the Company completed its evaluation of SFAS 158 and elected to adopt the measurement date provisions of SFAS 158 effective October 1, 2006. The Company adopted the recognition provisions of SFAS 158 as of the end of 2007 as required by SFAS 158. See Note 11 for further information regarding the Company’s adoption of SFAS 158.
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 indicates, among other things, a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. SFAS 157 is effective for the Company’s year ending September 30, 2009. The Company is currently evaluating the impact of SFAS 157 on the Company’s financial statements.
In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes by establishing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 prescribes a comprehensive model for how a company should recognize, derecognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. In addition, FIN 48 provides guidance on interest and penalties, accounting in interim periods, and transition. The Company will adopt FIN 48 effective October 1, 2007, with any cumulative effect of the adoption recorded as an adjustment to beginning retained earnings. Based on the Company’s current assessment, the adoption of FIN 48 is not expected to have a material effect on the Company’s financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3.	Acquisitions

During the years ended September 30, 2007, 2006 and 2005, the Company completed five acquisitions that are summarized as follows:

				Intangible Assets
					Weighted
	Fiscal	Cash			Average
	Year	Purchase		Finite	Life in
(dollars in millions)	Acquired	Price	Goodwill	Lived	Years
Information Technology & Applications Corporation	2007	$37	$25	$14	7
Anzus, Inc.	2006	19	12	9	7
IP Unwired, Inc.	2006	10	7	3	8
E&S Simulation Business	2006	66	33	22	9
TELDIX GmbH	2005	19	45	15	11
Information Technology & Applications Corporation
On August 10, 2007, the Company acquired 100 percent of the shares of Information Technology & Applications Corporation (ITAC). ITAC, located in Reston, Virginia, is a provider of intelligence, surveillance, reconnaissance and communications solutions to support the global war on terror and homeland security. The total cash purchase price, net of cash acquired, was $37 million. The Company is in the process of allocating the purchase price and obtaining a valuation for acquired intangible assets. Based on the Company’s preliminary allocation of the purchase price, $25 million has been allocated to goodwill and $14 million to finite-lived intangible assets with a weighted average life of approximately 7 years. The excess purchase price over net assets acquired reflects the Company’s view that this acquisition will enhance the Company’s communications intelligence capabilities. None of the goodwill resulting from the acquisition is tax deductible. Goodwill is included within the assets of the Government Systems segment.
Anzus, Inc.
On September 25, 2006, the Company acquired 100 percent of the shares of Anzus, Inc. (Anzus). Anzus, located in Poway, California, is a developer of software that enables high-speed tactical data link processing and sensor correlation for the U.S. Department of Defense as well as international governments. The total cash purchase price, net of cash acquired, was $19 million. During the fourth quarter of 2007, the purchase price allocation was finalized with $12 million of the purchase price allocated to goodwill and $9 million to finite-lived intangible assets with a weighted average life of approximately 7 years. The excess purchase price over net assets acquired reflects the Company’s view that this acquisition will enhance the Company’s tactical data link integration solutions. None of the goodwill resulting from the acquisition is tax deductible. Goodwill is included within the assets of the Government Systems segment.
IP Unwired, Inc.
On September 5, 2006, the Company acquired 100 percent of the shares of IP Unwired, Inc. (IP Unwired). IP Unwired, located in Ottawa, Canada, is a provider of advanced digital communications and networking technology for U.S. and international military customers. The total cash purchase price, net of cash acquired, was $10 million. During the fourth quarter of 2007, the purchase price allocation was finalized with $7 million of the purchase price allocated to goodwill and $3 million to finite-lived intangible assets with a weighted average life of approximately 8 years. The excess purchase price over net assets acquired reflects the Company’s view that this acquisition will strengthen the Company’s network-centric operational capabilities. All goodwill resulting from the acquisition is tax deductible. Goodwill is included within the assets of the Government Systems segment.
E&S Simulation Business
On May 26, 2006, the Company acquired Evans & Sutherland Computer Corporation’s (E&S) military and commercial simulation assets and certain liabilities, including operations in the United States and United Kingdom (the E&S Simulation Business). The E&S Simulation Business produces hardware and software to create visual images for simulation, training, engineering, and other applications throughout the world. In connection with this transaction, the Company also entered into a laser projection systems agreement with E&S whereby the Company has exclusive and non-exclusive rights to laser projectors for the acquired business and certain of the Company’s other related businesses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The total cash purchase price was approximately $66 million, which is net of a $5 million post-closing purchase price adjustment received by the Company in March 2007. During the third quarter of 2007, the purchase price and purchase price allocation were finalized with $33 million of the purchase price allocated to goodwill and $22 million to finite-lived intangible assets with a weighted average life of approximately 9 years. The excess purchase price over net assets acquired reflects the Company’s view that this acquisition will further enhance the Company’s simulation and training capabilities and provide more robust solutions for the Company’s customers. All goodwill resulting from the acquisition is tax deductible. $22 million of goodwill is included in the Government Systems segment and $11 million of goodwill is included in the Commercial Systems segment.
TELDIX GmbH
On March 31, 2005, the Company acquired 100 percent of the stock of TELDIX GmbH (TELDIX), a leading provider of military aviation electronics products and services, based in Heidelberg, Germany. TELDIX supplies a broad portfolio of complex military aircraft computer products, advanced mechanical space mechanisms and related support services to major prime contractors throughout Europe. The acquisition of TELDIX has broadened the Company’s European presence and provides complementary product lines that should allow the Company to enhance its offerings to customers worldwide and should provide new channel-to-market opportunities for the Company’s other products and services. In 2006, TELDIX was combined with the Company’s existing German operations and is now called Rockwell Collins Deutschland GmbH. In 2006, the purchase price and purchase price allocation were finalized. The cash purchase price, net of cash acquired, was $19 million of which $45 million was allocated to goodwill and $15 million to finite lived intangible assets with a weighted average life of approximately 11 years. The excess purchase price over net assets acquired reflects the Company’s view that there are opportunities to expand its market share in the European region. Approximately 18 percent of the goodwill resulting from this acquisition is tax deductible. Goodwill is included within the assets of the Government Systems segment.
The results of operations of these acquired businesses are included in the Statement of Operations since their respective dates of acquisition. Pro forma financial information is not presented as the effect of these acquisitions is not material to the Company’s results of operations.
4.	Receivables

Receivables are summarized as follows:

	September 30
(in millions)	2007	2006
Billed	$715	$665
Unbilled	207	203
Less progress payments	(30)	(35)

Total	892	833
Less allowance for doubtful accounts	(9)	(12)

Receivables	$883	$821

The Company expects to bill and collect all receivables outstanding as of September 30, 2007 within the next twelve months. As of September 30, 2006, the portion of receivables outstanding that were not expected to be collected within the next twelve months was approximately $7 million.
Unbilled receivables principally represent sales recorded under the percentage-of-completion method of accounting that have not been billed to customers in accordance with applicable contract terms.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
5.	Inventories

Inventories are summarized as follows:

	September 30
(in millions)	2007	2006
Finished goods	$187	$172
Work in process	362	318
Raw materials, parts, and supplies	371	329

Total	920	819
Less progress payments	(97)	(92)

Inventories	$823	$727

In accordance with industry practice, inventories include amounts which are not expected to be realized within one year. These amounts primarily relate to life-time buy inventory and certain pre-production engineering costs not expected to be realized within one year of $183 million and $146 million at September 30, 2007 and 2006, respectively. Life-time buy inventory is inventory that is typically no longer being produced by the Company’s vendors but for which multiple years of supply are purchased in order to meet production and service requirements over the life span of a product.

6.	Property

Property is summarized as follows:

	September 30
(in millions)	2007	2006
Land	$31	$30
Buildings and improvements	307	281
Machinery and equipment	769	709
Information systems software and hardware	276	264
Construction in progress	72	63

Total	1,455	1,347
Less accumulated depreciation	(848)	(795)

Property	$607	$552

Property additions acquired by incurring accounts payable, which are reflected as a non-cash transaction in the Company’s Consolidated Statement of Cash Flows, were $29 million, $14 million, and $14 million at September 30, 2007, 2006, and 2005, respectively.

7.	Goodwill and Intangible Assets

Changes in the carrying amount of goodwill are summarized as follows:

	Government	Commercial
(in millions)	Systems	Systems	Total
Balance at September 30, 2005	$278	$180	$458
E&S Simulation Business acquisition	20	14	34
IP Unwired acquisition	7	—	7
Anzus acquisition	14	—	14
Currency translation adjustments	4	—	4

Balance at September 30, 2006	323	194	517
ITAC acquisition	25	—	25
Purchase price allocation adjustments	(1)	(3)	(4)
Currency translation adjustments	6	—	6

Balance at September 30, 2007	$353	$191	$544

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Intangible assets are summarized as follows:

	September 30, 2007			September 30, 2006
		Accum			Accum
(in millions)	Gross	Amort	Net	Gross	Amort	Net
Intangible assets with finite lives:
Developed technology and patents	$156	$(72)	$84	$143	$(58)	$85
License agreements	11	(3)	8	24	(6)	18
Customer relationships	67	(19)	48	41	(14)	27
Trademarks and tradenames	12	(7)	5	11	(6)	5
Intangible assets with indefinite lives:
Trademarks and tradenames	2	—	2	2	—	2

Intangible assets	$248	$(101)	$147	$221	$(84)	$137

The Commercial Systems segment paid $14 million for a license fee in prior years related to a strategic agreement with The Boeing Company (Boeing) to provide a global broadband connectivity solution for business aircraft through the Company’s Collins eXchange™ product. In the fourth quarter of 2006, Boeing announced they would exit the high-speed broadband communications connectivity markets. During 2007, the Company and Boeing reached a settlement that included, among other things, repayment by Boeing of $14 million to the Company, representing the carrying value of the license agreement.

In the fourth quarter of 2005, the Company completed a company-wide branding initiative and announced to its customers that it would no longer use certain indefinite lived tradenames related to Kaiser Aerospace and Electronics Corporation (Kaiser), acquired in December 2000. As a result, the Company recorded a $15 million pre-tax write-off in the fourth quarter of 2005. The tradenames write-off was recorded in Cost of Sales.

Amortization expense for intangible assets for the years ended September 30, 2007, 2006 and 2005 was $22 million, $21 million, and $19 million, respectively. Annual amortization expense for intangible assets for 2008, 2009, 2010, 2011, and 2012 is expected to be $24 million, $24 million, $26 million, $27 million, and $17 million, respectively.

8.	Other Assets

Other assets are summarized as follows:

	September 30
(in millions)	2007	2006
Long-term deferred income taxes (Note 16)	$1	$34
Long-term receivables	73	9
Investments in equity affiliates	10	13
Exchange and rental assets, net of accumulated depreciation of $95 at September 30, 2007 and $91 at September 30, 2006	37	37
Other	74	52

Other assets	$195	$145

Investments in equity affiliates consist of investments in joint ventures, each of which is 50 percent owned by the Company and accounted for under the equity method. The Company’s joint ventures currently consist of Vision Systems International, LLC (VSI), Data Link Solutions, LLC (DLS), Integrated Guidance Systems, LLC (IGS), and Quest Flight Training Limited (Quest).
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
Quest is a joint venture with Quadrant Group plc (Quadrant) that provides aircrew training services for primarily the United Kingdom Ministry of Defense. The 50 percent investment in Quest was acquired from Evans & Sutherland in May of 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Rockwell Scientific Company, LLC (RSC) was a joint venture with Rockwell Automation, Inc. (Rockwell Automation) that was engaged in advanced research and development of technologies in electronics, imaging and optics, material and computational sciences and information technology. On September 15, 2006, the Company and Rockwell Automation sold RSC to Teledyne Brown Engineering, Inc. (Teledyne) for $168 million in cash, of which the Company received approximately $84 million (50 percent), excluding expenses and certain retained liabilities. As part of the sale, the Company entered into a service agreement to continue funding certain research performed by RSC for $7 million, $7 million, and $4 million for 2007, 2008, and 2009, respectively. In addition, Teledyne agreed to license certain intellectual property of RSC to the Company. Prior to the sale, RSC performed research and development efforts on behalf of the Company in the amount of $9 million for each of the years ended September 30, 2006 and 2005. In the fourth quarter of 2006, the Company recorded a pre-tax gain of $20 million ($13 million after taxes, or 7 cents per share) related to the sale of RSC. This pre-tax gain was recorded in Other Income, Net.

Under the equity method of accounting for investments, the Company’s proportionate share of the earnings or losses of its equity affiliates are included in Net Income and classified as Other Income, Net in the Statement of Operations. For segment performance reporting purposes, Rockwell Collins’ share of earnings or losses of VSI, DLS, IGS, and Quest are included in the operating results of the Government Systems segment. RSC was considered a corporate-level investment prior to its sale in 2006.

In the normal course of business or pursuant to the underlying joint venture agreements, the Company may sell products or services to equity affiliates. The Company defers a portion of the profit generated from these sales equal to its ownership interest in the equity affiliates until the underlying product is ultimately sold to an unrelated third party. Sales to equity affiliates were $128 million, $139 million, and $126 million for the years ended September 30, 2007, 2006, and 2005, respectively. The deferred portion of profit generated from sales to equity affiliates was $6 million and $7 million at September 30, 2007 and 2006, respectively.

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

9.	Other Current Liabilities

Other current liabilities are summarized as follows:

	September 30
(in millions)	2007	2006
Customer incentives	$117	$125
Contract reserves	18	37
Other	78	81

Other current liabilities	$213	$243

10.	Debt

Revolving Credit Facilities

In May 2005, the Company entered into an $850 million five-year unsecured revolving credit facility with various banks. This credit facility exists primarily to support the Company’s commercial paper program, but may be used for other corporate purposes in the event access to the commercial paper market is impaired or eliminated. The credit facility includes one financial covenant requiring the Company to maintain a consolidated debt to total capitalization ratio of not greater than 60 percent. The ratio was 11 percent as of September 30, 2007. In addition, the credit facility contains covenants that require the Company to satisfy certain conditions in order to incur debt secured by liens, engage in sale/leaseback transactions, or merge or consolidate with another entity. Borrowings under this credit facility bear interest at the London Interbank Offered Rate (LIBOR) plus a variable margin based on the Company’s unsecured long-term debt rating or, at the Company’s option, rates determined by competitive bid.

On March 7, 2007, the Company amended the Revolving Credit Facility to extend the term by approximately two years, with options to further extend the term for up to two one-year periods and/or increase the aggregate principal amount up to $1.2 billion. These options are subject to the approval of the lenders. The

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
amendment also lowered certain margins applicable to interest rates, reduced the facility fee rate, and modified the financial covenant to exclude the SFAS 158 equity impact related to defined benefit plans from the calculation of the consolidated debt to total capitalization ratio.
In addition, short-term credit facilities available to foreign subsidiaries were $63 million as of September 30, 2007, of which $24 million was utilized to support commitments in the form of commercial letters of credit. At September 30, 2007 and 2006, there were no significant commitment fees or compensating balance requirements under any of the Company’s credit facilities and there were no borrowings outstanding under any of the Company’s credit facilities or the commercial paper program.
Long-Term Debt
In June 2006, the Company entered into a five-year unsecured variable rate loan facility agreement for 20.4 million euros ($25 million). The interest rate is variable at the Euro Interbank Offered Rate plus 35 basis points and interest is payable quarterly. The outstanding balance of this loan facility was $24 million and $25 million at September 30, 2007 and 2006, respectively. The interest rate was 5.08 percent and 3.77 percent at September 30, 2007 and 2006, respectively. The variable rate loan facility contains customary loan covenants, none of which are financial covenants. Failure to comply with customary covenants or the occurrence of customary events of default contained in the agreement would require the repayment of any outstanding borrowings under the agreement.
In June 2006, the Company entered into a five-year unsecured variable rate loan facility agreement for 11.5 million British pounds ($21 million). This loan facility was repaid in 2007. At September 30, 2006 the outstanding balance of this loan facility was $22 million and the interest rate was 5.42 percent.
In addition, the Company has a shelf registration statement filed with the Securities and Exchange Commission covering up to $750 million in debt securities, common stock, preferred stock or warrants that may be offered in one or more offerings on terms to be determined at the time of sale. On November 20, 2003, the Company issued $200 million of 4.75 percent fixed rate unsecured debt under the shelf registration due December 1, 2013 (the Notes). Interest payments on the Notes are due on June 1 and December 1 of each year. The Notes contain certain covenants and events of default, including requirements that the Company satisfy certain conditions in order to incur debt secured by liens, engage in sale/leaseback transactions, or merge or consolidate with another entity. In 2004, the Company entered into interest rate swap contracts which effectively converted $100 million aggregate principal amount of the Notes to floating rate debt based on six-month LIBOR less 7.5 basis points. See Note 17 for additional information relating to the interest rate swap contracts. At September 30, 2007, $550 million of the shelf registration statement was available for future use.
Long-term debt and a reconciliation to the carrying amount is summarized as follows:

	September 30
(in millions)	2007	2006
Principal amount of Notes due December 1, 2013	$200	$200
Principal amount of variable rate loan facilities due June 2011	24	47
Fair value swap adjustment (Note 17)	(1)	(2)

Long-term debt	$223	$245

The Company was in compliance with all debt covenants at September 30, 2007 and 2006.

Interest paid on debt for the years ended September 30, 2007, 2006, and 2005 was $13 million, $11 million, and $10 million, respectively.

11.	Retirement Benefits

The Company sponsors defined benefit pension (Pension Benefits) and other postretirement (Other Retirement Benefits) plans covering most of its U.S. employees and certain employees in foreign countries which provide monthly pension and other benefits to eligible employees upon retirement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SFAS 158 Adoption
During the first quarter of 2007, the Company changed its measurement date from June 30 to September 30 for all of the Company’s defined benefit plans. In accordance with the measurement date transition provisions of SFAS 158, the Company remeasured benefit obligations and plan assets as of the beginning of the fiscal year. As a result of this remeasurement, retirement benefit liabilities increased $141 million and Accumulated Other Comprehensive Loss increased $47 million, primarily due to a decline in the discount rate for Pension Benefits from 6.5 percent to 6.1 percent. The Company also recorded a charge to Retained Earnings of $5 million, after tax, which was the net benefit cost for the period from July 1, 2006 to September 30, 2006. In addition, the remeasurement decreased overall retirement net benefit cost by $1 million for fiscal 2007.
Effective September 30, 2007, the Company adopted the recognition provisions of SFAS 158 and recognized the funded status of the Company’s retirement benefit plans on the Statement of Financial Position. The Company has recognized the aggregate of all overfunded plans as a Prepaid Pension Asset and the aggregate of all underfunded plans as a Retirement Benefit Liability. The current portion of the liability is the amount by which the actuarial present value of benefits included in the benefit obligation payable in the next 12 months exceeds the fair value of plan assets and is reflected in Compensation and Benefits in the Statement of Financial Position.
At September 30, 2007, the previously unrecognized differences between actual amounts and estimates based on actuarial assumptions are included in Accumulated Other Comprehensive Loss in the Statement of Financial Position as required by SFAS 158. In future periods, the differences between actual amounts and estimates based on actuarial assumptions will be recognized in comprehensive income in the period in which they occur. The adoption of the SFAS 158 recognition provisions had no effect on the Company’s Statement of Operations for the year ended September 30, 2007, or for any prior periods presented, and will not affect the Company’s Statement of Operations in future periods.
The incremental effect on individual line items in the Statement of Financial Position of adopting the recognition provisions of SFAS 158 is summarized as follows as of September 30, 2007:

	Asset (Liability)
	Before		After
	Adoption		Adoption
	of SFAS		of SFAS
(in millions)	158	Adjustments	158
Prepaid Pension Asset	$541	$(453)	$88
Long-Term Deferred Income Taxes	(236)	193	(43)
Compensation and Benefits	(311)	6	(305)
Retirement Benefits	(284)	(75)	(359)
Accumulated Other Comprehensive Loss	7	329	336
Amounts recognized in Accumulated Other Comprehensive Loss at September 30, 2007 are as follows:

		Other
	Pension Benefits	Retirement Benefits
Prior service cost	$(135)	$(140)
Net actuarial loss	636	210

Total	$501	$70

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Components of Expense (Income)
The components of expense (income) for Pension Benefits and Other Retirement Benefits are summarized below:

	Pension Benefits			Other Retirement Benefits
(in millions)	2007	2006	2005	2007	2006	2005
Service cost	$8	$50	$36	$4	$4	$3
Interest cost	151	140	141	15	15	18
Expected return on plan assets	(189)	(181)	(177)	(1)	(1)	(1)
Amortization:
Prior service cost	(19)	(18)	(15)	(39)	(39)	(39)
Net actuarial loss	58	79	46	16	19	20

Net benefit expense (income)	$9	$70	$31	$(5)	$(2)	$1

Funded Status and Net Asset (Liability)
The following table reconciles the projected benefit obligations (PBO), plan assets, funded status, and net asset (liability) for the Company’s Pension Benefits and the Other Retirement Benefits. The 2007 column includes the twelve-month period from October 1, 2006 to September 30, 2007. The Remeasure column includes the three-month period from July 1, 2006 to September 30, 2006 which reflects the change in measurement date from June 30 to September 30. The 2006 column includes the twelve-month period from July 1, 2005 to June 30, 2006.

	Pension Benefits			Other Retirement Benefits
(in millions)	2007	Remeasure	2006	2007	Remeasure	2006
PBO at beginning of period	$2,557	$2,423	$2,742	$278	$271	$301
Service cost	8	9	50	4	4	4
Interest cost	151	38	140	15	1	15
Discount rate change	(164)	119	(357)	(10)	9	—
Actuarial losses (gains)	130	1	5	(5)	(2)	(19)
Plan amendments	—	—	(36)	(15)	—	—
Benefits paid	(140)	(34)	(129)	(29)	(5)	(30)
Other	12	1	8	—	—	—

PBO at end of period	2,554	2,557	2,423	238	278	271

Plan assets at beginning of period	2,207	2,148	2,061	15	15	14

Actual return on plan assets	328	90	143	2	—	2
Company contributions	90	3	71	27	5	30
Benefits paid	(140)	(34)	(129)	(29)	(5)	(30)
Other	5	—	2	—	—	(1)

Plan assets at end of period	2,490	2,207	2,148	15	15	15

Funded status of plans	(64)	(350)	(275)	(223)	(263)	(256)
Contributions after measurement date	—	—	1	—	—	—
Unamortized amounts:
Prior service cost	—	(153)	(158)	—	(164)	(173)
Net actuarial loss	—	866	802	—	245	242

Net asset (liability)	$(64)	$363	$370	$(223)	$(182)	$(187)

Net asset (liability) consists of:
Deferred tax asset	$—	$262	$234	$—	$—	$—
Prepaid pension asset	88	—	—	—	—	—
Retirement benefits liability	(143)	(346)	(264)	(213)	(148)	(153)
Compensation and benefits liability	(9)	—	—	(10)	(34)	(34)
Accumulated other comprehensive loss	—	447	400	—	—	—

Net asset (liability)	$(64)	$363	$370	$(223)	$(182)	$(187)

The accumulated benefit obligation for all defined benefit pension plans was $2,547 million, $2,548 million, and $2,404 million at September 30, 2007, October 1, 2006, and September 30, 2006, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The estimated amounts that will be amortized from Accumulated Other Comprehensive Loss into net defined benefit expense (income) during the year ending September 30, 2008 are as follows:

		Other
	Pension Benefits	Retirement Benefits
Prior service cost	$(19)	$(33)
Net actuarial loss	47	14

Total	$28	$(19)

Actuarial Assumptions
The following table presents the significant assumptions used in determining the benefit obligations. The 2007 column relates to the benefit obligations at September 30, 2007. The Remeasure column relates to the benefit obligations at October 1, 2006, which reflects the change in measurement date from June 30 to September 30. The 2006 column relates to the benefit obligation at June 30, 2006.

	Pension Benefits			Other Retirement Benefits
	2007	Remeasure	2006	2007	Remeasure	2006
Discount rate	6.60%	6.10%	6.50%	6.50%	6.00%	6.50%
Compensation increase rate	4.50%	4.50%	4.50%	—	—	—
The discount rates used to determine the benefit obligations were based on individual bond-matching models comprised of portfolios of high-quality corporate bonds with projected cash flows and maturity dates reflecting the expected time horizon that benefits will be paid. Bonds included in the model portfolios are from a cross-section of different issuers, are rated AA- or better, are non-callable, and have at least $25 million outstanding at the measurement date.
Significant assumptions used in determining the net benefit expense (income) are as follows:

			Other
	Pension Benefits		Retirement Benefits
	2007	2006	2007	2006
Discount rate	6.10%	5.30%	6.00%	5.30%
Expected long-term return on plan assets	8.75%	8.75%	8.75%	8.75%
Compensation increase rate	4.50%	4.50%	—	—
Pre-65 health care cost gross trend rate*	—	—	11.00%	11.00%
Post-65 health care cost gross trend rate*	—	—	11.00%	11.00%
Ultimate trend rate*	—	—	5.50%	5.50%
Year that trend reaches ultimate rate*	—	—	2013	2012

*	Due to the effect of the fixed Company contribution, the net impact of any change in trend rate is not significant.
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
Pension Plan Benefits
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In June 2003, the Company’s U.S. qualified and non-qualified defined benefit pension plans were amended to discontinue benefit accruals for salary increases and services rendered after September 30, 2006. These changes affect all of the Company’s domestic pension plans for all salaried and hourly employees not covered by collective bargaining agreements. The Company supplemented its existing defined contribution savings plan effective October 1, 2006 to include additional Company contributions which were $28 million in 2007.
In 2006, the Company’s U.S. qualified defined benefit pension plan was also amended to discontinue pre-retirement and post-retirement lump sum ancillary death benefits. The amendment is effective for active employees who are entitled to a deferred vested benefit that die on or after October 1, 2006, and for retirees under the plan who die on or after January 1, 2007. The effect of this plan amendment was to both reduce the benefit obligation and increase the funded status of the Company’s U.S. qualified pension plan by $28 million at September 30, 2006.
Also during 2006, the Company’s United Kingdom defined benefit pension plan was amended to discontinue benefit accruals for salary increases and services rendered after February 28, 2009 for all participants. Concurrently, the Company enhanced its existing defined contribution savings plan effective March 1, 2006 to include additional Company contributions. New hires on or after March 1, 2006 participate only in the defined contribution plan. Existing employees may choose to move to the expanded defined contribution savings plan any time after March 1, 2006. The effect of this plan amendment was to both reduce the benefit obligation and increase the funded status of the Company’s United Kingdom pension plan by $8 million at September 30, 2006.
For the years ended September 30, 2007 and 2006, the Company made contributions to its pension plans as follows:

(in millions)	2007	2006
Discretionary contributions to U.S. qualified plan	$75	$50
Contributions to international plans	7	9
Contributions to U.S. non-qualified plan	8	7

Total	$90	$66

The Company’s objective with respect to the funding of its pension plans is to provide adequate assets for the payment of future benefits. Pursuant to this objective, the Company will fund its pension plans as required by governmental regulations and may consider discretionary contributions as conditions warrant. Although not required to make any contributions to its U.S. qualified pension plan by governmental regulations, the Company is contemplating making a discretionary contribution of up to $75 million in 2008 to further improve the funded status of this plan. Contributions to the Company’s international plans and the U.S. non-qualified plan are expected to total $14 million in 2008.
Other Retirement Benefits
Other retirement benefits consist of retiree health care and life insurance benefits that are provided to substantially all of the Company’s U.S. employees and covered dependents. Employees generally become eligible to receive these benefits if they retire after age 55 with at least 10 years of service. Most plans are contributory with retiree contributions generally based upon years of service and adjusted annually by the Company. Retiree medical plans pay a stated percentage of expenses reduced by deductibles and other coverage, principally Medicare. The amount the Company will contribute toward retiree medical coverage for most employees is fixed. Additional premium contributions will be required from participants for all costs in excess of the Company’s fixed contribution amount. As a result, increasing or decreasing the health care cost trend rate by one percentage point would not have a significant impact on the Company’s cost of providing these benefits. Retiree life insurance plans provide coverage at a flat dollar amount or as a multiple of salary. With the exception of certain bargaining unit plans, Other Retirement Benefits are funded as expenses are incurred.
Other Retirement Benefit plan amendments reduced the benefit obligation by $15 million at September 30, 2007. The plan amendments primarily related to the Company no longer providing post-age 65 prescription drug coverage effective January 1, 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Plan Assets
Total plan assets for Pension Benefits and Other Retirement Benefits as of September 30, 2007 and 2006 were $2,505 million and $2,163 million, respectively. The Company has established investment objectives that seek to preserve and maximize the amount of plan assets available to pay plan benefits. These objectives are achieved through investment guidelines requiring diversification and allocation strategies designed to maximize the long-term returns on plan assets while maintaining a prudent level of investment risk. These investment strategies are implemented using actively managed and indexed assets. Target and actual asset allocations as of September 30 are as follows:

	Target Mix	2007	2006
Equities	40% - 70%	69%	68%
Fixed income	25% - 60%	30%	28%
Alternative investments	0% - 15%	—	—
Cash	0% - 5%	1%	4%
Alternative investments may include real estate, hedge funds, venture capital, and private equity. There were no plan assets invested in the securities of the Company as of September 30, 2007 and 2006 or at any time during the years then ended. Target and actual asset allocations are periodically rebalanced between asset classes in order to mitigate investment risk and maintain asset classes within target allocations.
Benefit Payments
The following table reflects estimated benefit payments to be made to eligible participants for each of the next five years and the following five years in aggregate:

		Other
	Pension	Retirement
(in millions)	Benefits	Benefits
2008	$141	$25
2009	145	22
2010	150	22
2011	154	21
2012	160	20
2013 - 2017	907	98
Substantially all of the Pension Benefit payments relate to the Company’s qualified funded plans which are paid from the pension trust.

12.	Shareowners’ Equity

Common Stock

The Company is authorized to issue one billion shares of common stock, par value $0.01 per share, and 25 million shares of preferred stock, without par value, of which 2.5 million shares are designated as Series A Junior Participating Preferred Stock for issuance in connection with the exercise of preferred share purchase rights. At September 30, 2007, 10.4 million shares of common stock were reserved for issuance under various employee incentive plans.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Treasury Stock
The Company repurchased shares of its common stock as follows:

(in millions)	2007	2006	2005
Amount of share repurchases	$333	$492	$498
Number of shares repurchased	4.6	9.3	10.6
As discussed in Note 18, the Company paid $19 million in 2007 related to the settlement of an accelerated share repurchase agreement executed in 2006, which is reflected in the table above. At September 30, 2007, the Company was authorized to repurchase an additional $240 million of outstanding stock under the Company’s share repurchase program. In October 2007 (subsequent to year-end), the Company entered into an accelerated share repurchase agreement with an investment bank under which the Company repurchased 3 million shares of outstanding stock for an initial price of $224 million. This accelerated share repurchase reduced the amount of additional shares the Company is authorized to repurchase under the current Board of Directors authorization to $16 million. In addition, the Company can elect to share settle or cash settle the accelerated share repurchase agreement.
Accumulated Other Comprehensive Loss
Accumulated other comprehensive loss consists of the following:

	September 30
(in millions)	2007	2006	2005
Unamortized pension and other retirement benefits, net of taxes of $211 for 2007	$(360)	$—	$—
Minimum pension liability adjustment, net of taxes of $234 for 2006 and $351 for 2005	—	(400)	(599)
Foreign currency translation adjustment	27	8	(3)
Foreign currency cash flow hedge adjustment	(3)	(1)	(2)

Accumulated other comprehensive loss	$(336)	$(393)	$(604)

13.	Stock-Based Compensation

Stock-Based Compensation Expense

Prior to October 1, 2005, the Company accounted for employee stock-based compensation using the intrinsic value method. Under the intrinsic value method, compensation expense is recorded for the excess of the stock’s quoted market price at the time of grant over the amount an employee had to pay to acquire the stock. As the Company’s various incentive plans require stock options to be granted at prices equal to or above the fair market value of the Company’s common stock on the grant dates, no compensation expense was recorded prior to October 1, 2005 under the intrinsic value method.

The Company adopted SFAS No. 123 (revised 2004), Share-Based Payment (SFAS 123R) using the modified prospective method as of October 1, 2005. Under this method, stock-based compensation expense for 2007 and 2006 includes the requisite service period portion of the grant date fair value of: (a) all awards of equity instruments granted prior to, but not yet vested as of, September 30, 2005; and (b) all awards of equity instruments granted subsequent to September 30, 2005.

Stock-based compensation expense is recognized on a straight-line basis over the requisite service period. Total stock-based compensation expense included within the Consolidated Statement of Operations for 2007 and 2006 is as follows:

(in millions, except per share amounts)	2007	2006
Stock-based compensation expense included in:
Product cost of sales	$4	$4
Service cost of sales	1	1
Selling, general and administrative expenses	12	13

Income before income taxes	$17	$18

Net income	$11	$12

Basic and diluted earnings per share	$0.07	$0.07

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In accordance with the modified prospective adoption method of SFAS 123R, financial results for the prior periods have not been restated.
Stock-Based Compensation Program Description
Under the Company’s 2001 Long-Term Incentives Plan and Directors Stock Plan, up to 14.3 million shares of common stock may be issued by the Company as non-qualified options, incentive stock options, performance units, performance shares, stock appreciation rights, and restricted stock. Shares available for future grant or payment under these plans were 0.5 million at September 30, 2007.
Under the Company’s 2006 Long-Term Incentives Plan, up to 11.0 million shares of common stock may be issued by the Company as non-qualified options, incentive stock options, performance units, performance shares, stock appreciation rights, restricted stock, restricted stock units, dividend equivalent rights, and other awards. Each share issued pursuant to an award of restricted stock, restricted stock units, performance shares, and performance units counts as three shares against the authorized limit. Shares available for future grant or payment under this plan were 9.9 million at September 30, 2007.
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
Historically the Company has utilized stock options as the primary component of stock-based compensation awards under its long-term incentive plans for officers and other key employees. In 2006, the Company began using fewer stock options as part of these awards and introduced multi-year performance shares and restricted stock. Both the performance shares and restricted stock cliff vest at the end of three years. The number of performance shares that will ultimately be issued is based on achievement of performance targets over a three-year period that considers cumulative sales growth and return on sales with an additional potential adjustment up or down depending on the Company’s total return to shareowners compared to a group of peer companies. The Company’s stock-based compensation awards are designed to align management’s interests with those of the Company’s shareowners and to reward outstanding Company performance. The Company’s stock-based compensation awards serve as an important retention tool because the awards generally vest over a three-year period or cliff vest at the end of three years.
Pro Forma Information for the Period Prior to Fiscal 2006
The following table illustrates the effect on net income and earnings per share if the Company had accounted for its stock-based compensation plans using the fair value method for the year ended September 30, 2005:
(in millions, except per share amounts)

2005
Net income, as reported	$396
Stock-based employee compensation expense included in reported net income, net of tax	—
Stock-based employee compensation expense determined under the fair value based method, net of tax	(13)

Pro forma net income	$383

Earnings per share:
Basic – as reported	$2.24
Basic – pro forma	$2.16

Diluted – as reported	$2.20
Diluted – pro forma	$2.13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
General Option Information
The following summarizes the activity of the Company’s stock options for 2007, 2006, and 2005:

	2007		2006		2005
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
(shares in thousands)	Shares	Price	Shares	Price	Shares	Price
Number of shares under option:
Outstanding at beginning of year	8,091	$28.16	10,428	$26.52	13,311	$24.37
Granted	456	58.36	590	45.22	1,337	36.88
Exercised	(2,388)	26.44	(2,848)	25.52	(4,172)	22.96
Forfeited or expired	(29)	45.01	(79)	34.49	(48)	28.14

Outstanding at end of year	6,130	30.99	8,091	28.16	10,428	26.52

Exercisable at end of year	4,886	26.89	5,979	25.26	7,146	23.78

	2007	2006	2005
Weighted-average fair value per option of options granted	$16.70	$13.46	$10.06
Intrinsic value of options exercised	$94 million	$75 million	$88 million
Tax deduction resulting from intrinsic value of options exercised	$34 million	$27 million	$33 million
The intrinsic value of options outstanding and options exercisable at September 30, 2007 was $258 million and $225 million, respectively.
The following table summarizes the status of the Company’s stock options outstanding at September 30, 2007:

	Options Outstanding			Options Exercisable
		Weighted Average			Weighted Average
(shares in thousands, remaining life in years)		Remaining	Exercise		Remaining	Exercise
Range of Exercise Prices	Shares	Life	Price	Shares	Life	Price
$15.30 to $29.13	3,512		$23.24	3,512		$23.24
$29.14 to $37.78	1,594		35.23	1,187		34.77
$37.79 to $52.20	560		45.02	181		45.13
$52.21 to $70.64	464		58.26	6		55.49

Total	6,130	5.4	30.99	4,886	4.7	26.89

The following summarizes the activity of the Company’s stock options that have not vested for the years ended September 30, 2007, 2006, and 2005:

	2007		2006		2005
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
(shares in thousands)	Shares	Price	Shares	Price	Shares	Price
Nonvested at beginning of year	2,112	$36.39	3,282	$32.49	3,297	$27.51
Granted	456	58.36	590	45.22	1,337	36.88
Vested	(1,295)	33.61	(1,703)	34.35	(1,311)	26.35
Forfeited or expired	(29)	45.01	(57)	36.12	(41)	29.21

Nonvested at end of year	1,244	47.13	2,112	36.39	3,282	32.49

The total fair value of options vested was $13 million, $17 million, and $11 million during the years ended September 30, 2007, 2006, and 2005, respectively. Total unrecognized compensation expense for options that have not vested as of September 30, 2007 is $6 million and will be recognized over a weighted average period of 0.6 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Stock Option Fair Value Information

The Company’s determination of fair value of option awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of subjective variables. These assumptions include, but are not limited to: the Company’s expected stock price volatility over the term of the awards, the projected employee stock option exercise term, the expected dividend yield, and the risk-free interest rate. Changes in these assumptions can materially affect the estimated value of the stock options.

The fair value of each option granted by the Company was estimated using a binomial lattice pricing model and the following weighted average assumptions:

	2007	2006	2005
	Grants	Grants	Grants
Risk-free interest rate	4.55%	4.40%	3.55%
Expected dividend yield	1.09%	1.08%	1.50%
Expected volatility	0.28	0.30	0.30
Expected life	5 years	5 years	5 years
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

Performance Shares, Restricted Shares, and Restricted Stock Units Information

The following summarizes the performance shares, restricted shares, and restricted stock units as of September 30, 2007 and 2006:

(in millions, except shares and per share amounts, remaining life in years)

	Performance Shares		Restricted Shares		Restricted Stock Units
	2007	2006	2007	2006	2007	2006
Outstanding at beginning of year	77,229	—	61,475	—	18,523	—
Granted	64,377	79,127	42,520	62,875	21,323	18,523
Restrictions released	—	—	(886)	—	(1,516)	—
Forfeited	(7,756)	(1,898)	(1,760)	(1,400)	—	—

Outstanding at end of year	133,850	77,229	101,349	61,475	38,330	18,523

Total unrecognized compensation costs	$7	$5	$3	$2	$—	$—
Weighted average fair value per share of awards granted	$58.36	$45.18	$58.69	$46.37	$65.32	$52.40
Weighted average life remaining	1.6	2.1	1.7	1.9	—	—
The maximum number of performance shares granted in 2007 that can be issued based on the achievement of performance targets for fiscal years 2007 through 2009 is 149,789. The maximum number of performance shares granted in 2006 that can be issued based on the achievement of performance targets for fiscal years 2006 through 2008 is 171,451.

Diluted Share Equivalents

Dilutive stock options outstanding resulted in an increase in average outstanding diluted shares of 2.4 million, 2.5 million, and 3.2 million for 2007, 2006, and 2005, respectively. The average outstanding diluted shares calculation excludes options with an exercise price that exceeds the average market price of shares during the year. Less than 0.1 million stock options were excluded from the average outstanding diluted shares calculation in 2007, 2006 and 2005. Dilutive performance shares, restricted shares, and restricted stock units resulted in an increase in average outstanding dilutive shares of 0.2 million in 2007 and less than 0.1 million in 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Employee Benefits Paid in Company Stock

The Company offers an Employee Stock Purchase Plan (ESPP) which allows employees to have their base compensation withheld to purchase the Company’s common stock.

Prior to June 1, 2005, shares of the Company’s common stock could be purchased under the ESPP at six-month intervals at 85 percent of the lower of the fair market value on the first or the last day of the offering period. There were two offering periods during the year, each lasting six months, beginning on December 1 and June 1.

Effective June 1, 2005, the ESPP was amended whereby shares of the Company’s common stock are purchased each month by participants at 95 percent of the fair market value on the last day of the month.

The Company is authorized to issue 9.0 million shares under the ESPP, of which 4.5 million shares are available for future grant at September 30, 2007. The ESPP is considered a non-compensatory plan and accordingly no compensation expense is recorded in connection with this benefit.

The Company also sponsors defined contribution savings plans that are available to the majority of its employees. The plans allow employees to contribute a portion of their compensation on a pre-tax and/or after-tax basis in accordance with specified guidelines. The Company matches a percentage of employee contributions using common stock of the Company up to certain limits. Employees may transfer at any time all or a portion of their balance in Company common stock to any of the other investment options offered within the plans. In addition, effective October 1, 2006, the defined contribution savings plan was amended to include an additional cash contribution based on an employee’s age and service. The Company’s expense related to the savings plans was $75 million, $39 million, and $35 million for 2007, 2006 and 2005, respectively.

During 2007, 2006, and 2005, 0.9 million, 1.0 million, and 1.9 million shares, respectively, of Company common stock were issued to employees under the Company’s employee stock purchase and defined contribution savings plans at a value of $58 million, $50 million, and $69 million for the respective periods.

14.	Research and Development

Research and development expense consists of the following:

(in millions)	2007	2006	2005

Customer-funded	$480	$443	$348
Company-funded	347	279	243

Total research and development	$827	$722	$591

15. Other Income, Net
Other income, net consists of the following:

(in millions)	2007	2006	2005

Gain on sale of equity affiliate (A)	$—	$(20)	$—
Earnings from equity affiliates	(8)	(8)	(11)
Interest income	(4)	(5)	(5)
Royalty income	(6)	(5)	(3)
Other, net	3	6	2

Other income, net	$(15)	$(32)	$(17)

(A)	See Note 8 for a discussion of the gain on sale of Rockwell Scientific Company, LLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
16.	Income Taxes

The components of income tax expense are as follows:

(in millions)	2007	2006	2005

Current:
United States federal	$189	$161	$104
Non-United States	12	12	11
United States state and local	14	6	5

Total current	215	179	120

Deferred:
United States federal	41	27	25
Non-United States	(1)	3	—
United States state and local	3	3	6

Total deferred	43	33	31

Income tax expense	$258	$212	$151

Net current deferred income tax benefits consist of the tax effects of temporary differences related to the following:

	September 30
(in millions)	2007	2006

Inventory	$4	$8
Product warranty costs	73	67
Customer incentives	31	28
Contract reserves	12	10
Compensation and benefits	34	31
Other, net	22	24

Current deferred income taxes	$176	$168

Net long-term deferred income tax benefits (liabilities) consist of the tax effects of temporary differences related to the following:

	September 30
(in millions)	2007	2006

Retirement benefits	$55	$119
Intangibles	(8)	(4)
Property	(62)	(68)
Stock-based compensation	11	6
Other, net	(39)	(19)

Long-term deferred income taxes	$(43)	$34

Long-term deferred income tax assets and liabilities are included in the Consolidated Statement of Financial Position as follows:

	September 30
(in millions)	2007	2006

Other Assets	$1	$34
Other Liabilities	(44)	—

Long-term deferred income taxes	$(43)	$34

Management believes it is more likely than not that the current and long-term deferred tax assets will be realized through the reduction of future taxable income. Significant factors considered by management in its determination of the probability of the realization of the deferred tax assets include: (a) the historical operating results of Rockwell Collins ($1,408 million of United States taxable income over the past three years), (b) expectations of future earnings, and (c) the extended period of time over which the retirement benefit liabilities will be paid.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The effective income tax rate differed from the United States statutory tax rate for the reasons set forth below:

	2007	2006	2005
Statutory tax rate	35.0%	35.0%	35.0%
Research and development credit	(4.0)	(0.8)	(3.9)
Extraterritorial income exclusion	(0.5)	(3.0)	(2.9)
Domestic manufacturing deduction	(0.7)	(0.4)	—
State and local income taxes	1.1	0.5	1.4
Resolution of pre-spin deferred tax matters	—	—	(1.9)
Other	(0.3)	(0.5)	(0.1)

Effective income tax rate	30.6%	30.8%	27.6%

Income tax expense was calculated based on the following components of income before income taxes:

(in millions)	2007	2006	2005

United States income	$802	$642	$512
Non-United States income	41	47	35

Total	$843	$689	$547

The federal Research and Development Tax Credit expired December 31, 2005. On December 20, 2006, the Tax Relief and Health Care Act of 2006 was enacted, which retroactively reinstated and extended the Research and Development Tax Credit from January 1, 2006 to December 31, 2007. The retroactive benefit for the previously expired period from January 1, 2006 to September 30, 2006 was recognized and lowered the Company’s effective tax rate by about 1.5 percentage points for the year ended September 30, 2007.

The phase-out period for the federal Extraterritorial Income Exclusion (ETI) tax benefit ended on December 31, 2006. The enacted federal replacement tax benefit for ETI, the Domestic Manufacturing Deduction (DMD), will apply to the full 2007 year. For 2007, the available DMD tax benefit is one-third of the full benefit that will be available in 2011. The amount of DMD tax benefit available in 2008, 2009 and 2010 will be two-thirds of the full benefit.

The Internal Revenue Service (IRS) is currently auditing the Company’s tax returns for the years ended September 30, 2004 and 2005 as well as certain claims the Company filed for prior years related to the ETI. The Company has received proposed audit adjustments from the IRS. The Company believes that it has adequately provided for any tax adjustments that may result from the IRS income tax examination.

During 2006, the Company settled an IRS tax return audit for the years ended September 30, 2002 and 2003 for all items other than the ETI. The results of the audit were settled without a material impact on the Company’s financial statements.

During 2005, the Company settled an IRS tax return audit for the short period return filed for the three months ended September 30, 2001. The completion of the IRS’s audit of the Company’s tax returns for the three-month short-period ended September 30, 2001 enabled the Company to resolve estimates involving certain deferred tax matters existing at the time of the spin-off. The resolution of these pre-spin deferred tax matters during 2005 resulted in a $10 million decrease to the Company’s 2005 income tax expense.

The American Jobs Creation Act of 2004 (the Act) provided for a special one-time deduction of 85 percent of certain foreign earnings repatriated into the U.S. from non-U.S. subsidiaries through September 30, 2006. During 2006, the Company repatriated $91 million in cash from non-U.S. subsidiaries into the U.S. under the provisions of the Act. The repatriation did not impact the Company’s effective income tax rate for the year ended September 30, 2006 as a $2 million tax liability was established during 2005 when the decision was made to repatriate the foreign earnings.

No provision has been made as of September 30, 2007 for United States federal or state, or additional foreign income taxes related to approximately $79 million of undistributed earnings of foreign subsidiaries which have been or are intended to be permanently reinvested. The Company estimates the amount of the unrecognized deferred tax liability to be approximately $15 million at September 30, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Company paid income taxes, net of refunds, of $212 million, $164 million, and $60 million, in 2007, 2006, and 2005, respectively.

17.	Financial Instruments

Fair Value of Financial Instruments

The carrying amounts and fair values of the Company’s financial instruments are as follows:

	Asset (Liability)
	September 30, 2007		September 30, 2006
	Carrying	Fair	Carrying	Fair
(in millions)	Amount	Value	Amount	Value
Cash and cash equivalents	$231	$231	$144	$144
Deferred compensation plan investments	39	39	30	30
Long-term debt	(223)	(216)	(245)	(240)
Interest rate swaps	(1)	(1)	(2)	(2)
Foreign currency forward exchange contracts	(5)	(5)	(3)	(3)
Accelerated share repurchase agreement (Note 18)	—	—	—	2
The fair value of cash and cash equivalents approximate their carrying value due to the short-term nature of the instruments. Fair value for deferred compensation plan investments is based on quoted market prices and is recorded at fair value within Other Assets. Fair value information for long-term debt and interest rate swaps is obtained from third parties and is based on current market interest rates and estimates of current market conditions for instruments with similar terms, maturities, and degree of risk. The fair value of foreign currency forward exchange contracts is estimated based on quoted market prices for contracts with similar maturities. The fair value of the accelerated share repurchase agreement is based on the estimated settlement amount under the agreement as discussed in Note 18. These fair value estimates do not necessarily reflect the amounts the Company would realize in a current market exchange.

Interest Rate Swaps

The Company manages its exposure to interest rate risk by maintaining an appropriate mix of fixed and variable rate debt, which over time should moderate the costs of debt financing. When considered necessary, the Company may use financial instruments in the form of interest rate swaps to help meet this objective. On November 20, 2003, the Company entered into two interest rate swap contracts (the Swaps) which expire on December 1, 2013 and effectively convert $100 million of the 4.75 percent fixed rate long-term notes to floating rate debt based on six-month LIBOR less 7.5 basis points. The Company has designated the Swaps as fair value hedges and uses the “short-cut” method for assessing effectiveness. Accordingly, changes in the fair value of the Swaps are assumed to be entirely offset by changes in the fair value of the underlying debt that is being hedged with no net gain or loss recognized in earnings. At September 30, 2007 and 2006, the Swaps are recorded at a fair value of $1 million and $2 million, respectively, within Other Liabilities, offset by a fair value adjustment to Long-Term Debt (Note 10) of $1 million and $2 million, respectively. Cash payments or receipts between the Company and the counterparties to the Swaps are recorded as an adjustment to interest expense.

Foreign Currency Forward Exchange Contracts

The Company transacts business in various foreign currencies which subjects the Company’s cash flows and earnings to exposure related to changes in foreign currency exchange rates. These exposures arise primarily from purchases or sales of products and services from third parties and intercompany transactions. The Company has established a program that utilizes foreign currency forward exchange contracts (foreign currency contracts) and attempts to minimize its exposure to fluctuations in foreign currency exchange rates relating to these transactions. Foreign currency contracts provide for the exchange of currencies at specified future prices and dates and reduce exposure to currency fluctuations by generating gains and losses that are intended to offset gains and losses on the underlying transactions. Principal currencies that are hedged include the European euro, British pound, and Japanese yen. The duration of foreign currency contracts is generally two years or less. The maximum duration of a foreign currency contract at September 30, 2007 was 154 months. The majority of the Company’s non-functional currency firm and anticipated receivables and payables that are denominated in major currencies that can be traded on open markets are hedged using foreign currency contracts. The Company does not manage exposure to net investments in foreign subsidiaries.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Notional amounts of outstanding foreign currency forward exchange contracts were $205 million and $190 million at September 30, 2007 and 2006, respectively. Notional amounts are stated in U.S. dollar equivalents at spot exchange rates at the respective dates. The net fair value of these foreign currency contracts at September 30, 2007 and 2006 were net liabilities of $5 million and $3 million, respectively. Net losses of $3 million and $1 million were deferred within Accumulated Other Comprehensive Loss relating to cash flow hedges at September 30, 2007 and 2006, respectively. The Company expects to re-classify approximately $3 million of these net losses into earnings over the next 12 months. There was no significant impact to the Company’s earnings related to the ineffective portion of any hedging instruments during the three years ended September 30, 2007. Gains and losses related to all foreign currency contracts are recorded in Cost of Sales.

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

Changes in the carrying amount of accrued product warranty costs are summarized as follows:

	September 30
(in millions)	2007	2006

Balance at beginning of year	$189	$172
Warranty costs incurred	(54)	(52)
Product warranty accrual	71	69
Reclassification	7	—
Acquisitions	—	1
Pre-existing warranty adjustments	—	(1)

Balance at September 30	$213	$189

Guarantees

In connection with the acquisition of Quest from Evans & Sutherland, the Company entered into a parent company guarantee related to various obligations of Quest. The Company has guaranteed, jointly and severally with Quadrant (the other joint venture partner), the performance of Quest in relation to its contract with the United Kingdom Ministry of Defense (which expires in 2030) and the performance of certain Quest subcontractors (up to $2 million). In addition, the Company has also pledged equity shares in Quest to guarantee payment by Quest of a loan agreement executed by Quest. In the event of default on this loan agreement, the lending institution can request that the trustee holding such equity shares surrender them to the lending institution in order to satisfy all amounts then outstanding under the loan agreement. As of September 30, 2007, the outstanding loan balance was approximately $9 million. Quadrant has made an identical pledge to guarantee this obligation of Quest.

Should Quest fail to meet its obligations under these agreements, these guarantees may become a liability of the Company and Quadrant. As of September 30, 2007, the Quest guarantees are not reflected on the Company’s Consolidated Statement of Financial Position because the Company believes that Quest will meet all of its performance and financial obligations in relation to its contract with the United Kingdom Ministry of Defense and the loan agreement.

Letters of credit

The Company has contingent commitments in the form of commercial letters of credit. Outstanding letters of credit are issued by banks on the Company’s behalf to support certain contractual obligations to its customers. If the Company fails to meet these contractual obligations, these letters of credit may become liabilities of the Company. Total outstanding letters of credit at September 30, 2007 were $118 million. These commitments are not reflected as liabilities on the Company’s Statement of Financial Position.

Accelerated Share Repurchases

In October 2007 (subsequent to year-end), the Company executed an accelerated share repurchase agreement with an investment bank under which 3 million shares of the Company’s outstanding common shares were

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
repurchased for an initial price of $224 million or $74.77 per share. The initial price will be subject to a purchase price adjustment based on the volume-weighted average price of the Company’s shares, less a discount, over a subsequent period of time that ends no later than December 14, 2007.

In September 2006, the Company entered into an accelerated share repurchase agreement with an investment bank under which the Company repurchased 4.7 million shares of its outstanding common shares at an initial price of $54.63 per share, representing the September 28, 2006 closing price of the Company’s common shares. Initial consideration paid to repurchase the shares of $257 million was recorded as a treasury stock repurchase in 2006, which resulted in a reduction of Shareowners’ Equity. The agreement contained a forward sale contract whereby the 4.7 million borrowed shares held by the investment bank that were sold to the Company were covered by share purchases by the investment bank in the open market over a subsequent period of time that ended in December 2006. The initial purchase price was subject to a purchase price adjustment based on the volume-weighted average price of the Company’s shares purchased by the investment bank during the period less a discount as defined in the agreement. In December 2006, the Company, which had the option to share settle or cash settle the agreement, elected to pay $19 million in cash to the investment bank in full settlement of the agreement and recorded the transaction as a reduction of Shareowners’ Equity. The $19 million was paid to the investment bank in January 2007.

In August 2005, the Company entered into accelerated share repurchase agreements with an investment bank under which the Company repurchased 4 million shares of its outstanding common shares at an initial price of $196 million, or $49.10 per share. The initial purchase price was subject to a purchase price adjustment based on the volume-weighted average price of the Company’s shares during the period from August 2005 through December 2005, less a discount. The purchase price adjustment could have been settled, at the Company’s option, in cash or in shares of its common stock. In December 2005, the Company, at its option, received $8 million (net of related settlement fees and expenses) in shares of its common stock from the investment bank in full settlement of the agreements (0.2 million shares).

Indemnifications

The Company enters into indemnifications with lenders, counterparties in transactions such as administration of employee benefit plans, and other customary indemnifications with third parties in the normal course of business. The following are other than customary indemnifications based on the judgment of management.

The Company became an independent, publicly held company on June 29, 2001, when Rockwell International Corporation (Rockwell), renamed Rockwell Automation Inc., spun off its former avionics and communications business and certain other assets and liabilities of Rockwell by means of a distribution of all the Company’s outstanding shares of common stock to the shareowners of Rockwell in a tax-free spin-off (the spin-off). In connection with the spin-off, the Company may be required to indemnify certain insurers against claims made by third parties in connection with the Company’s legacy insurance policies.

In connection with agreements for the sale of portions of its business, the Company at times retains the liabilities of a business of varying amounts which relate to events occurring prior to its sale, such as tax, environmental, litigation and employment matters. The Company at times indemnifies the purchaser of a Rockwell Collins business in the event that a third party asserts a claim that relates to a liability retained by the Company.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
counterparties to these agreements assert a claim; however, the Company currently has no material claims pending related to such agreements.

19.	Contractual Obligations and Other Commitments

The following table reflects certain of the Company’s non-cancelable contractual commitments as of September 30, 2007:

	Payments Due By Period
(in millions)	2008	2009	2010	2011	2012	Thereafter	Total

Non-cancelable operating leases	$41	$36	$31	$18	$15	$37	$178
Purchase contracts	19	13	8	1	—	—	41
Long-term debt	—	—	—	24	—	200	224
Interest on long-term debt	11	11	11	10	10	12	65

Total	$71	$60	$50	$53	$25	$249	$508

Non-cancelable Operating Leases

The Company leases certain office and manufacturing facilities as well as certain machinery and equipment under various lease contracts with terms that meet the accounting definition of operating leases. Some leases include renewal options, which permit extensions of the expiration dates at rates approximating fair market rental rates. Rent expense for the years ended September 30, 2007, 2006, and 2005 was $29 million, $27 million, and $25 million, respectively. The Company’s commitments under these operating leases, in the form of non-cancelable future lease payments, are not reflected as a liability on its Statement of Financial Position.

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

The Company is subject to federal, state and local regulations relating to the discharge of substances into the environment, the disposal of hazardous wastes, and other activities affecting the environment that have had and will continue to have an impact on the Company’s manufacturing operations. These environmental protection regulations may require the investigation and remediation of environmental impairments at current and previously owned or leased properties. In addition, lawsuits, claims and proceedings have been asserted on occasion against the Company alleging violations of environmental protection regulations, or seeking remediation of alleged environmental impairments, principally at previously owned or leased properties. As of September 30, 2007, the Company is involved in the investigation or remediation of seven sites under these regulations or pursuant to lawsuits asserted by third parties. Management estimates that the total reasonably possible future costs the Company could incur for six of these sites is not significant. Management estimates that the total reasonably possible future costs the Company could incur from one of these sites to be approximately $9 million. The Company has recorded environmental reserves for this site of $2 million as of September 30, 2007, which represents management’s best estimate of the probable future cost for this site.

In addition, the Company is currently involved in investigation or remediation of three sites related to properties purchased in connection with the Company’s acquisition of Kaiser Aerospace & Electronics Corporation (Kaiser). Rockwell Collins has certain rights to indemnification from escrow funds set aside at the time of acquisition that management believes are sufficient to address the Company’s potential liability for the Kaiser related environmental matters.

To date, compliance with environmental regulations and resolution of environmental claims has been accomplished without material effect on the Company’s liquidity and capital resources, competitive position or financial condition. Management believes that expenditures for environmental capital investment and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
remediation necessary to comply with present regulations governing environmental protection and other expenditures for the resolution of environmental claims will not have a material adverse effect on the Company’s business or financial position, but could possibly be material to the results of operations or cash flows of any one quarter.

21.	Litigation

The Company is subject to various lawsuits, claims and proceedings that have been or may be instituted or asserted against the Company relating to the conduct of the Company’s business, including those pertaining to product liability, intellectual property, safety and health, exporting and importing, contract, employment and regulatory matters. Although the outcome of these matters cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to the Company, management believes the disposition of matters that are pending or asserted will not have a material adverse effect on the Company’s business or financial position, but could possibly be material to the results of operations or cash flows of any one quarter.

22.	2006 Restructuring Charge

The September 2006 restructuring charge was related to decisions to implement certain business realignment and facility rationalization actions. As a result of these decisions, the Company recorded charges of $14 million in the fourth quarter of 2006 which was comprised of $11 million of employee separation costs and $3 million of facility exit costs. During 2007, the Company adjusted the restructuring reserve by $5 million primarily due to lower than expected employee separation costs.

Change in the restructuring reserve during 2007 is as follows (in millions):

	Employee	Facility
	Separation	Exit
	Costs	Costs	Total
Balance at September 30, 2006	$11	$3	$14
Reserve adjustment	(5)	—	(5)
Cash payments	(6)	(3)	(9)

Balance at September 30, 2007	$—	$—	$—

23.	Business Segment Information

Rockwell Collins provides design, production and support of communications and aviation electronics for military and commercial customers worldwide. The Company has two operating segments consisting of the Government Systems and Commercial Systems businesses.

Government Systems supplies defense communications and defense electronics systems, products, and services, which include subsystems, displays, navigation equipment and simulation systems, to the U.S. Department of Defense, other government agencies, civil agencies, defense contractors and foreign ministries of defense.

Commercial Systems is a supplier of aviation electronics systems, products, and services to customers located throughout the world. The customer base is comprised of original equipment manufacturers (OEMs) of commercial air transport, business and regional aircraft, commercial airlines, fractional and other business aircraft operators.

Sales made to the United States Government were 36 percent, 39 percent, and 41 percent of total sales for the years ended September 30, 2007, 2006, and 2005, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table reflects the sales and operating results for each of the Company’s operating segments:

(in millions)	2007	2006	2005

Sales:
Government Systems	$2,231	$2,043	$1,810
Commercial Systems	2,184	1,820	1,635

Total sales	$4,415	$3,863	$3,445

Segment operating earnings:
Government Systems	$441	$402	$328
Commercial Systems	485	370	296

Total segment operating earnings	926	772	624

Interest expense	(13)	(13)	(11)
Earnings from corporate-level equity affiliate	—	2	4
Stock-based compensation	(17)	(18)	—
Gain on sale of equity affiliate	—	20	—
Restructuring and tradenames write-off	5	(14)	(15)
General corporate, net	(58)	(60)	(55)

Income before income taxes	$843	$689	$547

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

The September 2006 restructuring charge is related to decisions to implement certain business realignment and facility rationalization actions related to the operating segments as follows: Government Systems, $6 million, and Commercial Systems, $8 million. The 2007 adjustment to the restructuring charge is related to the operating segments as follows: Government Systems, $3 million, and Commercial Systems, $2 million.

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

The following tables summarize the identifiable assets and investments in equity affiliates at September 30, as well as the provision for depreciation and amortization, the amount of capital expenditures for property, and earnings (losses) from equity affiliates for each of the three years ended September 30, for each of the operating segments and Corporate:

(in millions)	2007	2006	2005

Identifiable assets:
Government Systems	$1,472	$1,361	$1,169
Commercial Systems	1,711	1,528	1,402
Corporate	567	389	577

Total identifiable assets	$3,750	$3,278	$3,148

Investments in equity affiliates:
Government Systems	$10	$13	$12
Commercial Systems	—	—	—
Corporate	—	—	59

Total investments in equity affiliates	$10	$13	$71

Depreciation and amortization:
Government Systems	$55	$48	$43
Commercial Systems	63	58	61

Total depreciation and amortization	$118	$106	$104

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions)	2007	2006	2005
Capital expenditures for property:
Government Systems	$65	$75	$48
Commercial Systems	60	69	63

Total capital expenditures for property	$125	$144	$111

Earnings (losses) from equity affiliates:
Government Systems	$8	$6	$8
Commercial Systems	—	—	(1)
Corporate	—	2	4

Total earnings from equity affiliates	$8	$8	$11

The majority of the Company’s businesses are centrally located and share many common resources, infrastructures and assets in the normal course of business. Certain assets have been allocated between the operating segments primarily based on occupancy or usage, principally property, plant and equipment. Identifiable assets at Corporate consist principally of cash and net deferred income tax assets for all years presented, the prepaid pension asset for the year ended September 30, 2007, and the investment in Rockwell Scientific Company, LLC for the year ended September 30, 2005.

The following table summarizes sales by product category for the years ended September 30:

(in millions)	2007	2006	2005

Defense electronics	$1,510	$1,413	$1,232
Defense communications	721	630	578
Air transport aviation electronics	1,175	968	881
Business and regional aviation electronics	1,009	852	754

Total	$4,415	$3,863	$3,445

Product category disclosures for defense-related products are delineated based upon their underlying technologies while the air transport and business and regional aviation electronics product categories are delineated based upon the difference in underlying customer base, size of aircraft, and markets served. 2005 and 2006 sales for the air transport aviation electronics and business and regional aviation electronics product category sales have been reclassified to conform to the current year presentation.
The following table reflects sales for the years ended September 30 and property at September 30 by geographic region:

	Sales			Property
(in millions)	2007	2006	2005	2007	2006	2005

United States	$2,987	$2,616	$2,312	$559	$505	$428
Europe	840	674	612	42	39	36
Asia-Pacific	252	234	231	4	5	6
Canada	218	223	208	—	—	—
Africa / Middle East	79	74	55	—	—	—
Latin America	39	42	27	2	3	3

Total	$4,415	$3,863	$3,445	$607	$552	$473

Sales are attributed to the geographic regions based on the country of destination.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
24.	Quarterly Financial Information (Unaudited)

Quarterly financial information for the years ended September 30, 2007 and 2006 is summarized as follows:

	2007 Quarters
(in millions, except per share amounts)	First	Second	Third	Fourth	Total
Sales	$993	$1,083	$1,113	$1,226	$4,415
Gross profit (total sales less product and service cost of sales)	303	327	333	360	1,323
Net income	143	140	146	156	585

Earnings per share:
Basic	$0.85	$0.83	$0.87	$0.94	$3.50
Diluted	$0.84	$0.82	$0.86	$0.93	$3.45

	2006 Quarters
(in millions, except per share amounts)	First	Second	Third	Fourth	Total
Sales	$881	$957	$964	$1,061	$3,863
Gross profit (total sales less product and service cost of sales)	251	276	288	296	1,111
Net income	104	114	121	138	477

Earnings per share:
Basic	$0.60	$0.66	$0.71	$0.80	$2.77
Diluted	$0.59	$0.65	$0.70	$0.79	$2.73
Earnings per share amounts are computed independently each quarter. As a result, the sum of each quarter’s per share amount may not equal the total per share amount for the respective year.

Net income in the first quarter of 2007 includes a discrete item related to the retroactive reinstatement and extension of the Research and Development Tax Credit, which lowered the Company’s effective tax rate by about 7 percentage points.

Net income in the fourth quarter of 2006 includes $13 million ($20 million before taxes), or 7 cents per share, related to the gain on sale of Rockwell Scientific Company, LLC. Net income in the fourth quarter of 2006 also includes $9 million ($14 million before taxes), or 5 cents per share, for a restructuring charge related to decisions to implement certain business realignment and facility rationalization actions. Gross profit includes $11 million related to the restructuring charge in the fourth quarter of 2006.

Selected Financial Data

The following selected financial data should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this annual report. The Statement of Operations, Statement of Financial Position and other data has been derived from our audited financial statements.

	Years Ended September 30
	2007(a)	2006(b)	2005(c)	2004(d)	2003(e)
	(in millions, except per share amounts)
Statement of Operations Data:
Sales	$4,415	$3,863	$3,445	$2,930	$2,542
Cost of sales	3,092	2,752	2,502	2,144	1,866
Selling, general and administrative expenses	482	441	402	356	341
Income before income taxes	843	689	547	430	368
Net income	585	477	396	301	258
Diluted earnings per share	3.45	2.73	2.20	1.67	1.43

Statement of Financial Position Data:
Working capital (f)	$710	$603	$596	$699	$530
Property	607	552	473	418	401
Goodwill and intangible assets	691	654	571	550	440
Total assets	3,750	3,278	3,148	2,874	2,591
Short-term debt	—	—	—	—	42
Long-term debt	223	245	200	201	—
Shareowners’ equity (g)	1,573	1,206	939	1,133	833

Other Data:
Capital expenditures	$125	$144	$111	$92	$69
Depreciation and amortization	118	106	104	109	105
Dividends per share	0.64	0.56	0.48	0.39	0.36

Stock Price:

High	$74.69	$60.41	$49.80	$38.08	$27.67
Low	54.38	43.25	34.40	25.18	17.20

(a)	Includes (i) $17 million of stock-based compensation expense ($11 million after taxes) and (ii) a $5 million favorable adjustment to the 2006 restructuring charge discussed in item (b) below. The $5 million adjustment in 2007 is primarily due to lower than expected employee separation costs ($3 million gain after taxes).

(b)	Includes (i) $18 million of stock-based compensation expense ($12 million after taxes), (ii) $20 million gain on the sale of Rockwell Scientific Company, LLC, an equity affiliate that was jointly owned with Rockwell Automation, Inc. ($13 million after taxes) and (iii) $14 million restructuring charge related to decisions to implement certain business realignment and facility rationalization actions ($9 million after taxes).

(c)	Includes (i) $10 million reduction in income tax expense related to the resolution of certain deferred tax matters that existed prior to our spin-off in 2001 and (ii) $15 million write-off of certain indefinite-lived Kaiser tradenames ($10 million after taxes). The tradename write-off was recorded in Cost of sales.

(d)	Includes (i) $5 million gain ($3 million after taxes) related to favorable insurance settlements, (ii) $7 million gain ($4 million after taxes) related to the resolution of a legal matter brought by us, and (iii) $7 million impairment loss ($4 million after taxes) related to our investment in Tenzing Communications, Inc.

(e)	Includes a $20 million gain ($12 million after taxes) related to a favorable tax ruling on an over-funded life insurance reserve trust fund.

(f)	Working capital consists of all current assets and liabilities, including cash and short-term debt.

(g)	2007 Shareowners’ Equity includes (i) a $360 million (after tax) adjustment to record the funded status of our pension and other retirement benefit plans on the Statement of Financial Position and (ii) a $5 million adjustment to Retained Earnings (after tax) related to the change in measurement date from June 30 to September 30 for all defined benefit plans. See Note 11 in the consolidated financial statements for further information related to these adjustments.